\
     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 2, 1999

                                              REGISTRATION FROM NO. 333-[      ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             THE FINOVA GROUP INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                                 6153                                86-0695381
     (STATE OR OTHER JURISDICTION           (PRIMARY STANDARD INDUSTRIAL                 (I.R.S. EMPLOYER
  OF INCORPORATION OR ORGANIZATION)         CLASSIFICATION CODE NUMBER)               IDENTIFICATION NUMBER)

                           1850 NORTH CENTRAL AVENUE
                                 P.O. BOX 2209
                          PHOENIX, ARIZONA 85002-2009
                                 (602) 207-6900
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                             SAMUEL L. EICHENFIELD
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             THE FINOVA GROUP INC.
                           1850 NORTH CENTRAL AVENUE
                                 P.O. BOX 2209
                          PHOENIX, ARIZONA 85002-2209
                                 (602) 207-6900
               (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
               NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:

         RICHARD LIEBERMAN                  N. JEFFREY KLAUDER, ESQ.                 BOB THOMPSON, ESQ.
  VICE PRESIDENT-ASSOCIATE GENERAL        MORGAN, LEWIS & BOCKIUS LLP              BASS, BERRY & SIMS PLC
               COUNSEL                         1701 MARKET STREET                2700 FIRST AMERICAN CENTER
       THE FINOVA GROUP INC.                 PHILADELPHIA, PA 01963              NASHVILLE, TENNESSEE 37238
     1850 NORTH CENTRAL AVENUE                   (215) 963-5000                        (615) 742-6262
           P.O. BOX 2209
    PHOENIX, ARIZONA 85002-2209
           (602) 207-6900

                            ------------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective and all other conditions to the Merger, pursuant to the Merger Agreement described herein, have been satisfied or waived.
    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with the General Instruction G, check the following box: [ ]
    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                                                   ---------------
    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the effective registration statement for the same offering. [ ]
                    ---------------
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
    TITLE OF EACH CLASS OF         AMOUNT TO BE      PROPOSED MAXIMUM OFFERING       PROPOSED MAXIMUM            AMOUNT OF
  SECURITIES TO BE REGISTERED       REGISTERED           PRICE PER UNIT(1)       AGGREGATE OFFERING PRICE   REGISTRATION FEE(2)
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01
  per share....................      6,083,251             Not Applicable             Not Applicable            $74,065.15
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) The Registration Statement relates to securities of the Registrant issuable to holders of common stock of Sirrom Capital Corporation, a Tennessee corporation ("Sirrom"), in the proposed merger of Sirrom into a wholly-owned subsidiary of Registrant.
(2) Pursuant to Rule 457(f), the registration fee was computed on the basis of the market value of the Sirrom common stock to be exchanged in the merger computed in accordance with Rule 457(f)(1) and (2) on the basis of the average market price of the Sirrom common stock as of February 26, 1999. On February 26, 1999, the average of the high and low prices of Sirrom common stock was $7.15625 per share. On that date, there were 37,229,196 shares of Sirrom common stock outstanding. Based on FINOVA's closing share price on February 26, 1999, the aggregate market value of the securities to be received by the Registrant in the merger would have been $309 million.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           SIRROM CAPITAL CORPORATION
                          500 CHURCH STREET, SUITE 200
                           NASHVILLE, TENNESSEE 37219
                                 (615) 256-0701

                           -------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON MARCH 22, 1999

                           -------------------------

     NOTICE IS HEREBY GIVEN that the special meeting of shareholders of Sirrom Capital Corporation, a Tennessee corporation, will be held on March 22, 1999, at 8:00 a.m., local time, at The Westin Hermitage Hotel, 231 6th Avenue, Nashville, Tennessee, for the following purposes:

     - To consider and vote upon a proposal to approve and adopt the agreement and plan of merger dated January 6, 1999, between Sirrom, The FINOVA Group Inc., a Delaware corporation, and FINOVA Newco Inc., a Delaware corporation and a wholly owned subsidiary of FINOVA, and to approve the related withdrawal of Sirrom's election to be treated as a "business development company" under the Investment Company Act of 1940, as amended. Pursuant to the merger agreement, among other things, (i) FINOVA Newco will be merged with and into Sirrom, with Sirrom becoming a wholly owned subsidiary of FINOVA, and (ii) each outstanding share of Sirrom common stock, no par value per share, will be converted into 0.1634 shares of FINOVA common stock, par value $.01 per share, subject to possible increases, with cash being paid in lieu of fractional shares.

     - To transact any other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

     The Board of Directors has fixed the close of business on March 1, 1999 as the record date for determining the shareholders entitled to vote at the special meeting and any adjournment or postponement of the meeting. Accordingly, only shareholders of record on that date are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the meeting.

     The affirmative vote of the holders of a majority of the outstanding shares of Sirrom common stock is necessary to approve and adopt the merger agreement, the merger and the related withdrawal of Sirrom's election to be treated as a business development company.

     An abstention from voting or a broker non-vote will have the same effect as a vote against approval and adoption of the merger agreement, merger, and the related withdrawal of Sirrom's election to be treated as a business development company. Holders of Sirrom common stock are not entitled to dissenters' rights on the proposal to be voted on at the special meeting.

     The Board of Directors has unanimously approved the merger agreement, merger and the related withdrawal of Sirrom's election to be treated as a business development company. The Board of Directors has also declared that these matters are advisable and determined that the merger is fair to, and in the best interests of, Sirrom and its shareholders. Accordingly, the Board of Directors unanimously recommends that Sirrom's shareholders vote "FOR" approval and adoption of the merger agreement, merger and the related withdrawal of Sirrom's election to be treated as a business development company.

                                          By Order of the Board of Directors

                                          Maria-Lisa Caldwell
                                          Secretary

March 1, 1999
Nashville, Tennessee

IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE SPECIAL MEETING, WHETHER OR NOT YOU PLAN TO ATTEND IN PERSON. ACCORDINGLY, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY VOTE SHARES REGISTERED IN YOUR NAME (AND, IF YOU HAVE A PROPER POWER OF ATTORNEY, REGISTERED IN A NOMINEE'S NAME) IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

                           PROXY STATEMENT/PROSPECTUS
                 MERGER PROPOSAL -- YOUR VOTE IS VERY IMPORTANT

     Sirrom Capital Corporation has agreed to a merger transaction with The FINOVA Group Inc. in which Sirrom will become a subsidiary of FINOVA and the holders of Sirrom common stock will receive shares of FINOVA common stock.

     If the merger is completed, Sirrom shareholders will receive 0.1634 shares of FINOVA common stock for each share of Sirrom common stock that they own, subject to possible increases. If the merger had been completed on February 26, 1999, FINOVA would have issued approximately 6,083,000 shares, in the aggregate, to the holders of Sirrom common stock. The closing price of FINOVA's common stock on that date was $50.8125 per share, therefore Sirrom shareholders would have received consideration equal to approximately $8.30 per share of Sirrom common stock and $309 million in the aggregate. FINOVA common stock is listed on the New York Stock Exchange.

     The merger cannot be completed unless it, together with the related withdrawal of Sirrom's election to be treated as a business development company under the Investment Company Act of 1940, as amended, are approved by you, the Sirrom shareholders. We have scheduled a special meeting for the shareholders to vote on the merger. Your vote is very important.

     This proxy statement/prospectus provides you with detailed information about the proposed merger and Sirrom. In addition, you may obtain information about FINOVA and Sirrom from documents that we have filed with the Securities and Exchange Commission. We encourage you to read this entire document carefully. ALSO, PLEASE SEE "RISK FACTORS" BEGINNING ON PAGE 19 OF THE PROXY STATEMENT/PROSPECTUS FOR A DESCRIPTION OF CERTAIN RISKS ASSOCIATED WITH THE MERGER PROPOSAL.

     The date, time and place of the Sirrom special meeting are as follows:

                           The Westin Hermitage Hotel
                                 231 6th Avenue
                              Nashville, Tennessee
                     March 22, 1999, 8:00 a.m., local time

     Please take the time to vote by completing the enclosed proxy card and mailing it as soon as possible, even if you plan to attend the meeting. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the merger and the related withdrawal of Sirrom's election to be treated as a business development company, unless your shares are held for you by a broker. If you fail to return your proxy card, the effect will be a vote against the merger and the related withdrawal of Sirrom's election to be treated as a business development company. Sirrom's board of directors recommends that you vote "FOR" this proposal.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED UNDER THIS PROXY STATEMENT/ PROSPECTUS OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 March 3, 1999.
             Anticipated Mailing Date to Shareowners: March 3, 1999

                     TABLE OF CONTENTS
                     -----------------
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS...........   iv

WHERE YOU CAN FIND MORE INFORMATION.........................    v

QUESTIONS AND ANSWERS ABOUT THE FINOVA/SIRROM MERGER........    1

SUMMARY.....................................................    3
  The Companies.............................................    3
  The Special Meeting.......................................    3
  Risk Factors..............................................    3
  Reasons for the Merger; Possible Disadvantages............    4
  Recommendation to Sirrom Shareholders.....................    4
  Record Date; Vote Required................................    4
  The Merger................................................    4
  Interests of Sirrom's Executive Officers and Directors in
     the Merger.............................................    5
  The Merger Agreement......................................    5
  Comparative Per Share Market Price Information............    7
  Regulatory Approvals Required for the Merger..............    7
  Listing of FINOVA Common Stock............................    8

MARKET PRICE AND DIVIDEND INFORMATION.......................    9
  Dividend Information......................................    9
  Recent Closing Prices.....................................   10
  Number of Shareholders....................................   10

THE FINOVA GROUP INC.
SELECTED CONSOLIDATED FINANCIAL DATA........................   11

SIRROM CAPITAL CORPORATION
SELECTED CONSOLIDATED FINANCIAL DATA........................   12

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
  STATEMENTS OF THE COMBINED COMPANY........................   14

COMPARATIVE PER SHARE DATA..................................   18

RISK FACTORS................................................   19
  Risks Associated with the Merger..........................   19
  Risks Associated with Sirrom..............................   20

THE SIRROM SPECIAL MEETING..................................   24
  General; Dates, Times and Places..........................   24
  Purpose of the Sirrom Special Meeting.....................   24
  Revocation of Proxies.....................................   24
  Record Date; Vote Required................................   24
  Quorum....................................................   25
  Expenses of Solicitation..................................   25
  Accounting Representative.................................   26
  Recommendation of Sirrom Board of Directors...............   26
  Miscellaneous.............................................   26

PROPOSAL 1: THE MERGER AND RELATED WITHDRAWAL OF SIRROM'S
ELECTION TO BE TREATED AS A BUSINESS DEVELOPMENT COMPANY....   27
  General...................................................   27
  Background of the Merger..................................   28
  FINOVA's Reasons for the Merger...........................   30

Sirrom's Reasons for the Merger; Recommendation of the Sirrom Board of Directors.   31
  Opinions of Sirrom's Financial Advisors.............................              32
  Federal Income Tax Consequences of the Merger.......................              41
  Required Regulatory Filings and Approvals...........................              42
  Resale of FINOVA Common Stock; Restrictions on Sirrom Affiliates....              43
  Management and Operations Following the Merger......................              43
  No Appraisal Rights.................................................              43
  Accounting Treatment................................................              44
  Public Trading Markets..............................................              44
  Voting Agreement....................................................              44

INTERESTS OF EXECUTIVE OFFICERS AND DIRECTORS IN THE MERGER...........              45
  Confidentiality, Non-Competition and Non-Solicitation Agreements and Severance
     Compensation and Consulting Agreements...........................              45
  Sirrom Stock Options................................................              46
  Employment Agreements with Harris Williams Employees................              47
  Employment Agreements with Sirrom Employees.........................              48
  Indemnification of Directors and Officers...........................              49
  Voting Agreement....................................................              49

THE MERGER AGREEMENT..................................................              50
  The Merger -- Effective Time........................................              50
  Conversion of Shares................................................              50
  Representations and Warranties......................................              50
  Certain Covenants...................................................              51
  Conditions to Obligations to Effect the Merger......................              55
  Termination.........................................................              57
  Expenses and Termination Fees.......................................              58
  Amendment and Waiver................................................              59
  Exchange of Stock Certificates......................................              59
  Withdrawal of Election to be Treated as a Business Development Company...         60

INFORMATION CONCERNING OPTION REPRICING...............................              61

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS........              62

INFORMATION REGARDING FINOVA..........................................              67
  Business Groups.....................................................              67

BUSINESS OF SIRROM....................................................              70
  Business............................................................              70
  Selection of Loan and Investment Opportunities......................              71
  Loan Repayment; Valuation and Realization of Equity Investments.....              72
  Temporary Investments...............................................              73
  Operations..........................................................              73
  Delinquency and Collections.........................................              76
  Custodial Services..................................................              76
  Legal Proceedings...................................................              76
  Competition.........................................................              78
  Employees...........................................................              78
  Sirrom's Operations as a Business Development Company...............              78

REGULATION OF SIRROM.                                          80
  Federal Regulation........................................   80
  State Regulation..........................................   82

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS...................................   83
  Overview..................................................   83
  Results of Operations.....................................   83
  Financial Condition, Liquidity and Capital Resources......   92
  Portfolio Turnover and Credit Quality.....................   94
  Year 2000 Compliance......................................   95
  Interest Rates, Equity Prices and Foreign Currency
     Exchange Rates.........................................   97
  Impact of Inflation.......................................   98

DESCRIPTION OF FINOVA CAPITAL STOCK.........................   98
  FINOVA Common Stock.......................................   98
  Preferred Stock...........................................   99
  Shareholder Rights Plan...................................   99
  Certain Other Provisions of the Certificate of
     Incorporation, the Bylaws and Delaware Law.............  100

COMPARISON OF RIGHTS OF SIRROM SHAREHOLDERS
AND FINOVA SHAREHOLDERS.....................................  105
  Authorized Stock..........................................  106
  Required Vote for Authorization of Certain Actions........  106
  Board of Directors........................................  107
  Limitation of Liability of Directors and Officers.........  108
  Indemnification of Directors and Officers.................  109
  Amendments to Charter/Certificate of Incorporation and
     Bylaws.................................................  111
  Special Meetings of Shareholders; Action Without a
     Meeting................................................  112
  Dividends and Other Distributions.........................  112
  Appraisal Rights of Dissenting Shareholders...............  113
  Preemptive Rights.........................................  114
  Shareholder Rights Plans..................................  114
  Business Combination Statute..............................  114
  Control Share Acquisition Act.............................  115
  Investor Protection Act...................................  116

LEGAL MATTERS...............................................  117

EXPERTS.....................................................  117

FUTURE SHAREHOLDER PROPOSALS................................  117

INDEX OF DEFINED TERMS......................................  118


APPENDIX A          --  MERGER AGREEMENT
APPENDIX B          --  FAIRNESS OPINION OF GOLDMAN, SACHS & CO. DATED JANUARY 6,
                        1999
APPENDIX C          --  FAIRNESS OPINION OF THE ROBINSON-HUMPHREY COMPANY, LLC DATED
                        JANUARY 5, 1999
APPENDIX D          --  ANNUAL REPORT ON FORM 10-K OF THE FINOVA GROUP INC. FOR THE
                        YEAR ENDED DECEMBER 31, 1998.
APPENDIX E          --  ADDITIONAL INFORMATION REGARDING FINOVA'S DIRECTORS AND
                        EXECUTIVE OFFICERS.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements in this proxy statement/prospectus are "forward-looking," in that they do not discuss historical fact but instead note future expectations, projections, intentions or other items. These forward-looking statements include those made in documents incorporated in this document by reference.

     Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those contemplated by the forward-looking statements. Many of those factors are noted in conjunction with the forward-looking statements in the text. Other important factors that could cause actual results to differ include:

     - The results of our efforts to implement our business strategy. Failure to fully implement our business strategy might result in decreased market penetration, adverse effects on results of operations and other adverse results.

     - The effect of economic conditions and the performance of our borrowers. Economic conditions in general or in particular market segments could impact the ability of our borrowers to operate or expand their businesses, which might result in decreased performance for repayment of their obligations or reduce demand for additional financing needs. The rate of borrower defaults or bankruptcies may increase.

     - Actions of our competitors and our ability to respond to those actions. We seek to remain competitive without sacrificing prudent lending standards. Doing business under those standards becomes more difficult, however, when competitors offer financing with lower pricing or less stringent criteria. We may not be successful in maintaining and continuing asset growth at historic levels.

     - The cost of our capital. That cost depends on many factors, some of which are beyond our control, such as our portfolio quality, ratings, prospects and outlook. Changes in the interest rate environment may reduce or eliminate profit margins.

     - Changes in government regulations, tax rates and similar matters. For example, government regulations could significantly increase the cost of doing business or could eliminate certain tax advantages of some of our financing products.

     - Costs or difficulties related to the integration of FINOVA and Sirrom.

     - Necessary technological changes (including those addressing "Year 2000" data systems issues) may be more difficult, expensive or time consuming than anticipated.

     - Other risks detailed in our other Securities and Exchange Commission ("SEC") reports or filings.

     We do not promise to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements. You should avoid relying too heavily on forward-looking statements in light of the many factors that could cause them to be inaccurate.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS. NO ONE ELSE HAS BEEN AUTHORIZED TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS. THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS NOTED ON THE COVER PAGE. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THE PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE. NEITHER THE MAILING OF THE PROXY STATEMENT/PROSPECTUS TO SIRROM SHAREHOLDERS NOR THE ISSUANCE OF FINOVA COMMON STOCK IN THE MERGER CREATES ANY IMPLICATION TO THE CONTRARY.

                      WHERE YOU CAN FIND MORE INFORMATION

     FINOVA has filed with the SEC a Registration Statement under the Securities Act of 1933, as amended, that registers the FINOVA common stock to be issued in connection with the merger. The Registration Statement, including the attached exhibits and schedules, contains additional relevant information about FINOVA and its common stock. SEC rules allow FINOVA to omit from this proxy statement/prospectus some of the information in the Registration Statement.

     In addition, FINOVA and Sirrom file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended. You may read and copy this information at the following location of the SEC:

                             Public Reference Room
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549

     You may also obtain copies of the information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC's Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 800-SEC-0330.

     The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, like FINOVA and Sirrom, who file electronically with the SEC. The address of that site is http://www.sec.gov.

     You can also inspect reports, proxy statements and other information about FINOVA and Sirrom at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The SEC allows FINOVA to "incorporate by reference" information in this proxy statement/prospectus, which means that FINOVA can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus.

     FINOVA incorporates by reference additional documents that it may file with the SEC between the date of this proxy statement/prospectus and the date the merger is consummated. These documents include periodic reports, like Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements and other filings. Later information filed with the SEC updates and supersedes this proxy statement/prospectus.

     FINOVA has supplied all information relating to FINOVA, and Sirrom has supplied all information relating to Sirrom.

     YOU MAY OBTAIN ANY OF THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS DOCUMENT FROM FINOVA OR FROM THE SEC THROUGH THE SEC'S WEB SITE AT THE ABOVE ADDRESS. DOCUMENTS INCORPORATED BY REFERENCE ARE AVAILABLE FROM FINOVA WITHOUT CHARGE. YOU CAN OBTAIN DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS BY REQUESTING THEM IN WRITING OR BY TELEPHONE FROM FINOVA AT THE FOLLOWING ADDRESS:

                             THE FINOVA GROUP INC.
                           1850 NORTH CENTRAL AVENUE
                                 P.O. BOX 2209
                          PHOENIX, ARIZONA 85002-2209
                           TELEPHONE: (800) 734-6682

     IN ADDITION, YOU MAY OBTAIN INFORMATION REGARDING FINOVA AT FINOVA'S WEB SITE AT http://www.finova.com.

     IF YOU WOULD LIKE TO REQUEST DOCUMENTS FROM FINOVA, PLEASE DO SO BY MARCH 15, 1999 TO RECEIVE THEM BEFORE THE SIRROM SPECIAL MEETING, ALTHOUGH WE WILL ATTEMPT TO HONOR REQUESTS RECEIVED AFTER THAT DATE.

              QUESTIONS AND ANSWERS ABOUT THE FINOVA/SIRROM MERGER

     SET FORTH BELOW ARE FREQUENTLY ASKED QUESTIONS ABOUT THE PROPOSED MERGER, AND ANSWERS TO THOSE QUESTIONS. THESE QUESTIONS AND ANSWERS DO NOT ADDRESS ALL QUESTIONS THAT SIRROM SHAREHOLDERS MAY HAVE ABOUT THE MERGER. YOU SHOULD CAREFULLY READ THIS ENTIRE DOCUMENT, AS WELL AS ALL APPENDIXES AND DOCUMENTS INCORPORATED BY REFERENCE INTO THIS DOCUMENT.

Q: WHY ARE THE TWO COMPANIES PROPOSING TO MERGE?

A: FINOVA is a leading financial services holding company that provides financing and capital market products to midsize companies in various industries. Sirrom is a specialty finance company that makes loans to small businesses. FINOVA and Sirrom believe that by combining, a stronger company will be created. We anticipate that Sirrom will help expand FINOVA's product line, while FINOVA will bring the strength and diversity of a 44-year old company with over $10 billion in assets.

Q: WHAT HAPPENS TO MY SHARES OF SIRROM COMMON STOCK IN THE MERGER?

A: You will receive 0.1634 shares of FINOVA common stock for each share of Sirrom common stock you own, subject to slight increase in three circumstances. You will receive cash instead of any fractional shares.

   For example, a holder of 50 shares of Sirrom common stock will receive 8 shares of FINOVA common stock, plus a cash payment in exchange for the 0.17 fractional share of FINOVA common stock.

Q: WHAT SITUATIONS COULD RESULT IN POSSIBLE INCREASES IN THE NUMBER OF SHARES OF
   FINOVA I WILL RECEIVE?

   There are three possible adjustments to the number of shares of FINOVA common stock (0.1634 shares) to be received for each share of Sirrom common stock. If the merger is completed on or after June 1, 1999, the exchange ratio will increase to .1639 shares. An additional upward adjustment is also possible if a settlement is reached in class action securities litigation against Sirrom. The third adjustment will occur if the average market price of FINOVA's common stock falls below $40.68 and certain other conditions occur.
Q: WHAT DO I NEED TO DO NOW?

A: After you have carefully read this proxy statement/prospectus, you should mail your signed and completed proxy card in the enclosed return envelope as soon as possible, to ensure that your shares will be represented and voted at the special meeting. The board of directors of Sirrom recommends voting in favor of the proposed merger and the related withdrawal of Sirrom's election to be treated as a business development company.

Q: SHOULD I SEND IN MY SIRROM STOCK CERTIFICATES NOW?

A: No. After the merger is completed, you will receive instructions that explain how to exchange your Sirrom common stock for FINOVA common stock. If your address on this proxy was not correct, however, please advise Sirrom's transfer agent at (800) 829-8432 to assure that you receive those future materials.

Q: WHEN WILL THE MERGER BE COMPLETED?

A: The merger is expected to be completed as quickly as possible after the conditions to the merger, including Sirrom shareholder approval and certain regulatory approvals, have been satisfied. The merger is expected to be completed in the first half of 1999.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY
   SHARES FOR ME?

A: Your broker will not vote your shares on the merger and the related withdrawal of Sirrom's election to be treated as a business development company unless you provide instructions on how to vote. Since holders of a majority of the outstanding shares of Sirrom common stock must approve the merger and the related withdrawal of Sirrom's election to be treated as a business development company, it is very important that you return your signed proxy card.

Q: WHAT ARE THE TAX CONSEQUENCES OF THE MERGER?

A: Generally, Sirrom shareholders will not recognize gain or loss for United
   States federal income tax purposes by exchanging Sirrom common stock for FINOVA common stock in the merger. Sirrom shareholders will, however, recognize gain or loss related to cash received in lieu of fractional shares of FINOVA common stock. The holding period for the FINOVA common stock received in the merger generally will include the holding period for the Sirrom common stock exchanged in the merger. That period determines how any gain or loss should be treated for United States federal income tax purposes upon future sales of FINOVA common stock.

Q: WHERE CAN I FIND ADDITIONAL INFORMATION ABOUT THE MERGER?

A: This document, the appendixes and the documents incorporated by reference in this document contain additional information about the merger. Also, see "Where You Can Find More Information."

                                    SUMMARY

     This summary highlights selected information from this document and may not contain all of the information that is important to you. You are urged to carefully read this entire document and the other documents to which this document refers to fully understand the merger and the other matters on which you are being asked to vote. See "Where You Can Find More Information." Each item in this summary includes a page reference directing you to a more complete description of that item in this document.

THE COMPANIES

THE FINOVA GROUP INC. (PAGE 67)
1850 N. Central Avenue
P.O. Box 2209
Phoenix, Arizona 85002-2209
(800) 734-6682

FINOVA is a financial services holding company that, through its principal subsidiary, FINOVA Capital Corporation, provides a broad range of financing and capital market products to midsize businesses. FINOVA extends revolving credit facilities, term loans, and equipment and real estate financing primarily to midsize businesses. Those financings generally involve between $500,000 and $35 million. As of December 31, 1998, FINOVA's total assets were approximately $10 billion. FINOVA Newco Inc. is a wholly owned subsidiary of FINOVA.

FINOVA's executive offices are in Phoenix, Arizona at the address noted above, and it has business development offices throughout the United States and in London, U.K. and Toronto, Canada.

SIRROM CAPITAL CORPORATION (PAGE 70)
500 Church Street, Suite 200
Nashville, Tennessee 37219
(615) 256-0701

Sirrom is a specialty finance company that primarily makes loans to small businesses, which loans generally range from $500,000 to $5 million. Sirrom also provides merger and acquisition advisory services through its wholly owned subsidiary Harris Williams & Co. As of December 31, 1998, Sirrom's total assets were approximately $581.8 million.

Sirrom's executive offices are in Nashville, Tennessee at the address noted above, and it has an office in San Francisco, California.

THE SPECIAL MEETING (PAGE 24)

The Sirrom special meeting will be held on March 22, 1999 at 8:00 a.m., local time, at The Westin Hermitage Hotel, 231 6th Avenue, in Nashville, Tennessee. At the Sirrom special meeting, you will be asked to:

     - approve and adopt the merger agreement and the merger of FINOVA Newco with and into Sirrom, making Sirrom a wholly owned subsidiary of FINOVA, and the related withdrawal of Sirrom's election to be treated as a business development company under the Investment Company Act of 1940, as amended; and

     - act on any other matters that may be submitted to a vote at the Sirrom special meeting.

RISK FACTORS (PAGE 19)

The following are some of the risks associated with the merger:

     - the exchange ratio is fixed and will not change with changes in the market value of FINOVA or Sirrom common stock;

     - certain directors and officers of Sirrom will receive payments and other benefits which may have influenced their recommendations;

     - Sirrom must, under some circumstances, pay FINOVA a termination fee if the merger is not completed, which may discourage other companies from entering into a business combination with Sirrom;

     - the voting agreement under which some shareholders, including all of the directors of Sirrom, are required to vote in favor of the merger may dis-
courage other companies from acquiring Sirrom;

     - Sirrom is unable to solicit transactions with parties other than FINOVA;

     - FINOVA's projected revenue enhancements may not be achieved if it is unable to integrate Sirrom's operations effectively or manage Sirrom's mezzanine finance portfolio;

     - Sirrom shareholders will receive a lower percentage of dividends than they have historically received; and

     - Sirrom may lose customers as a result of the merger.

REASONS FOR THE MERGER; POSSIBLE DISADVANTAGES (PAGE 30)

The Sirrom board determined to recommend approval and adoption of the merger agreement and the merger based on a number of factors, including the following:

     - Sirrom's review of the current business, financial condition, earnings and prospects of Sirrom and FINOVA, and general market conditions;

     - Sirrom's evaluation of the financial terms of the merger;

     - the risks associated with Sirrom continuing as an independent entity;

     - the complementary nature of Sirrom's and FINOVA's businesses;

     - enhanced liquidity for Sirrom shareholders;

     - the opinions of Goldman, Sachs & Co. and Robinson-Humphrey regarding the merger consideration; and

     - the opportunity for Sirrom shareholders to participate in a larger and more diversified company.

The Sirrom board also considered possible disadvantages of the merger, including:

     - the Sirrom shareholders' inability to fully recognize Sirrom's portfolio performance in the marketplace after the merger; and

     - Sirrom's shareholders will be subject to the risks of FINOVA's other businesses after the merger.

RECOMMENDATION TO SIRROM SHAREHOLDERS (PAGE 26)

The Sirrom board believes that the merger is fair to Sirrom and to you as a Sirrom shareholder, and that the merger is in your best interests. The Sirrom board unanimously recommends that you vote "FOR" the proposal to approve and adopt the merger agreement, merger and the related withdrawal of Sirrom's election to be treated as a business development company.

RECORD DATE; VOTE REQUIRED (PAGE 24)

You may vote at the Sirrom special meeting if you owned Sirrom common stock at the close of business on March 1, 1999. On that date, there were 37,229,196 shares of Sirrom common stock outstanding and entitled to vote. You are entitled to cast one vote for each share of common stock you owned on that date.

Approval by the holders of a majority of the shares of Sirrom common stock outstanding on March 1, 1999 is required to approve the merger agreement, merger and the related withdrawal of Sirrom's election to be treated as a business development company.

Sirrom Partners, L.P. and the directors of Sirrom have agreed, through a voting agreement with FINOVA, to vote the shares of Sirrom common stock beneficially owned by them, representing 5,421,958 shares, or 14.6% of Sirrom's outstanding common stock (not including options), in favor of the merger agreement and the merger.

THE MERGER

GENERAL (PAGE 27)

In the merger, FINOVA Newco will merge with and into Sirrom, and Sirrom will become a wholly owned subsidiary of FINOVA. After the merger, Sirrom shareholders will be shareholders of FINOVA.

MERGER CONSIDERATION THAT YOU WILL RECEIVE (PAGE 50)

As merger consideration, you will receive 0.1634 shares of FINOVA common stock for each share of Sirrom common stock that you own. This number is referred to as the "exchange ratio." The exchange ratio is subject to upward adjustment in three circumstances: if the merger occurs after June 1, 1999; if outstanding class action securities lawsuits are settled before the merger at a cost to Sirrom of less than $10 million; and if FINOVA elects to increase it if Sirrom seeks to terminate the merger agreement due to a significant decline in FINOVA's stock price.

You will not receive fractional shares and will be paid cash instead of receiving fractional shares based on the market value of the FINOVA common stock on the day after the merger is effective. For a discussion of risks associated with the exchange ratio, see "Risk Factors -- Risks Associated With the Merger."

NO APPRAISAL RIGHTS FOR DISSENTING SHAREHOLDERS (PAGE 43)

Under Tennessee law, dissenting shareholders in the merger do not have appraisal rights.

OPINIONS OF SIRROM'S FINANCIAL ADVISORS (PAGE 32)

Sirrom has received opinions of Goldman, Sachs & Co. and The Robinson-Humphrey Company, LLC that the merger consideration of 0.1634 shares of FINOVA common stock for each share of Sirrom common stock is fair from a financial point of view to the Sirrom shareholders. You are urged to read these opinions in their entirety, as they contain important information regarding the scope of the review undertaken and similar matters. These opinions are attached to this document as Appendixes B and C.

VOTING AGREEMENT (PAGE 44)

At the same time that FINOVA and Sirrom entered into the merger agreement, Sirrom Partners, L.P., a significant shareholder of Sirrom common stock, and the directors of Sirrom entered into a voting agreement with FINOVA. They agreed to vote their Sirrom common stock "FOR" the merger.

INTERESTS OF SIRROM'S EXECUTIVE OFFICERS AND DIRECTORS IN THE MERGER (PAGE 45)

In considering the recommendation of Sirrom's board of directors that you vote in favor of the merger, you should be aware that certain directors and officers of Sirrom have entered into agreements that provide them with interests in the merger that are different from, or in addition to, yours. Three executive officers of Sirrom have entered into confidentiality, non-competition and non-solicitation agreements and two of these executive officers have entered into severance compensation and consulting agreements. The officers will receive cash payments from Sirrom as consideration for entering these agreements. All options to purchase Sirrom common stock, including those held by officers and directors, will become exercisable at the effective time of the merger. Five officers of Harris Williams & Co., a wholly owned subsidiary of Sirrom, and seven officers of Sirrom entered into employment agreements with Sirrom as the surviving corporation of the merger. These agreements provide for the payment of salaries and bonuses. FINOVA has agreed to cause Sirrom to indemnify its officers and directors to the maximum extent permitted by law and to maintain in effect existing directors and officers insurance policies.

THE MERGER AGREEMENT (PAGE 50)

The merger agreement is attached to this document as Appendix A. Please read the merger agreement carefully, as it is the legal document that governs the merger.

EFFECTIVE TIME (PAGE 50)

The merger will occur shortly after satisfaction of the conditions to completion of the merger. The merger is anticipated to be completed in the first half of 1999.

CONDITIONS TO COMPLETION OF THE MERGER (PAGE 55)

The completion of the merger depends on a number of conditions being satisfied, including the following:

     - approval of the merger and the related withdrawal of Sirrom's election to be treated as a business development company by the holders of a majority of Sirrom's outstanding common stock;

     - there shall have been no restraining order, injunction or court order blocking the merger, or any proceeding by a government body blocking the merger or making the merger illegal;

     - absence of litigation which, in FINOVA's reasonable discretion, could prevent FINOVA from realizing in all material respects the economic benefits of the merger;

     - expiration of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

     - receipt of all material regulatory and non-regulatory consents that are required to complete the merger;

     - receipt by each of Sirrom and FINOVA of legal opinions that the United States federal income tax treatment of the merger on FINOVA, Sirrom and the Sirrom shareholders will be as described in this document; and

     - execution and delivery of confidentiality, non-competition and non-solicitation agreements, severance compensation and consulting agreements and employment agreements by some of Sirrom's officers.

SIRROM STOCK OPTIONS (PAGE 46)

Upon completion of the merger, each unexercised option to buy Sirrom common stock will become an option to buy FINOVA common stock. The number of shares of FINOVA common stock subject to each option, as well as the exercise price of each new option, will be adjusted to reflect the exchange ratio and the applicable terms of the merger. All outstanding options to buy Sirrom common stock will become exercisable on the effective date. Also, all repriced options became subject to a one-year sale restriction from the date of grant when they were repriced by Sirrom in October 1998. This sale restriction will be eliminated at the time of the merger.

Caution: If an option holder exercised incentive stock options and sold the underlying shares sooner than two years from the original grant date or one year from the exercise date, incentive stock options would lose their beneficial tax status for the holder.

ACCOUNTING TREATMENT (PAGE 44)

FINOVA will account for the merger as a purchase, meaning that FINOVA will allocate the purchase price of Sirrom to the assets acquired and liabilities assumed based on their estimated fair values. Any excess purchase consideration will be allocated to goodwill.

TERMINATION OF MERGER AGREEMENT (PAGE 57)

Sirrom and FINOVA may agree in writing at any time to terminate the merger agreement without completing the merger, even after the Sirrom shareholders have approved it. In addition, the merger agreement may be terminated in the following circumstances:

     - by FINOVA or Sirrom if the merger has not been completed by July 15, 1999, unless the failure to complete the merger by that date is due to a violation of the merger agreement by the party that wants to terminate the agreement;

     - by FINOVA or Sirrom if a governmental authority issues a final, non-appealable order prohibiting the merger;

     - by FINOVA or Sirrom if the other party materially breaches the agreement, fails to cure that breach, and that breach has a material adverse effect on the breaching party;

     - by FINOVA if Sirrom has breached its representation regarding its securities litigation, settled any litigation (not in the ordinary course) if the settlement exceeds $10 million or changed its business practices or made financial adjustments without FINOVA's consent, failed to make certain financial adjustments required by GAAP or if Sirrom's directors and officers insurance program is revoked and Sirrom has not obtained an equivalent substitute program;

     - by FINOVA or Sirrom if an event has occurred that materially adversely affects the other party;

     - by FINOVA if the Sirrom board of directors withdraws, adversely modifies or fails to reconfirm its recommendation that the merger be approved, or approves or recommends a competing business combination or similar transaction with a third party, or resolves to take any of those actions; and

     - by FINOVA or Sirrom if Sirrom's shareholders do not approve the merger.

In addition, the merger agreement may be terminated by Sirrom if the average closing price for FINOVA common stock for the fifteenth through the fifth trading day before the date the conditions to completing the merger have been satisfied is below $40.6875 and the decline in average closing price exceeds by more than 10% the percentage decline in the Standard & Poor's Financial Index. If Sirrom elects to terminate the merger agreement for this reason, however, FINOVA may increase the exchange ratio and the merger agreement will remain in force.

TERMINATION FEES (PAGE 59)

If Sirrom or FINOVA terminate the merger agreement due to a willful and material breach by the other party, then the breaching party must pay the non-breaching party's expenses related to the merger agreement, up to $3 million. Sirrom has also agreed to pay FINOVA a fee of $13.8 million, less expenses paid, if the merger agreement is terminated under some circumstances involving a third party business combination.

AMENDMENT AND WAIVER (PAGE 59)

FINOVA and Sirrom may amend the merger agreement before the merger is completed. The merger agreement may not, however, be amended in any manner that would materially adversely affect Sirrom's shareholders, including altering the consideration to be received by Sirrom's shareholders, unless approved by Sirrom's shareholders. FINOVA and Sirrom may also waive their respective rights to require the other party to adhere to the terms of the merger agreement, to the extent legally permissible.

COMPARATIVE PER SHARE MARKET PRICE INFORMATION (PAGE 18)

FINOVA and Sirrom common stock are listed on the New York Stock Exchange under the symbols "FNV" and "SIR," respectively. On January 6, 1999, the last trading day before announcement of the merger, FINOVA common stock closed at $56.9375 per share, and Sirrom common stock closed at $6.00 per share. On February 26, 1999, FINOVA common stock closed at $50.8125 and Sirrom common stock closed at $7.125.

REGULATORY APPROVALS REQUIRED FOR THE MERGER (PAGE 42)

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and its regulations, the merger cannot be completed unless certain filings with the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission are made and related waiting periods expire. On February 5, 1999, Sirrom and FINOVA submitted the required filings to the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission. The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired on February 18, 1999.

It is a condition to completion of the merger that Sirrom withdraw its election to be treated as a business development company under the Investment Company Act of 1940, as amended. It is also a condition to completion of the merger that Sirrom receive an order from the Securities and Exchange Commission declaring that two of its wholly owned subsidiaries, Sirrom Investments, Inc. and Sirrom Funding Corporation, will cease to be investment companies upon completion of the merger. In addition, if the Sirrom shareholders approve the merger, merger agreement and the related withdrawal of Sirrom's election to be treated as a business development company, Sirrom will make a filing with the Securities and Exchange Commission regarding the related withdrawal of its election to be treated as a business development company. This related withdrawal will be effective upon filing.

Because Sirrom's wholly owned subsidiary, Sirrom Investments, Inc., is a licensed small business investment company, Sirrom must also obtain the consent of the U.S. Small Business Administration before completion of the merger. An informal request for approval has been made. We expect to file for formal approval during the first week of March 1999.

Sirrom is licensed as a business and industrial development company by the Tennessee Department of Financial Institutions and must obtain approval of the merger from the Tennessee Commissioner of Financial Institutions before completion of the merger. A formal filing was made on January 28, 1999.

LISTING OF FINOVA COMMON STOCK (PAGE 44)

FINOVA has agreed to list the shares of FINOVA common stock to be issued in connection with the merger on the New York Stock Exchange.

                     MARKET PRICE AND DIVIDEND INFORMATION

     FINOVA's common stock is listed on the New York Stock Exchange ("NYSE") under the symbol "FNV." Sirrom's common stock is listed on the NYSE under the symbol "SIR." The table below sets forth, for the calendar quarters indicated, the high and low sales prices per share of FINOVA and Sirrom common stock, as reported on the NYSE Composite Tape, and the dividends per share declared on FINOVA and Sirrom common stock. All prices are adjusted for applicable stock splits.

                                       FINOVA                            SIRROM
                                    COMMON STOCK                      COMMON STOCK
                           ------------------------------   ---------------------------------
                             HIGH       LOW      DIVIDEND     HIGH       LOW      DIVIDEND(1)
                           --------   --------   --------   --------   --------   -----------
1997:
  First Quarter..........  $  39.50   $ 31.875     $.12     $ 21.625   $17.3125      $.20
  Second Quarter.........    38.875    32.0625      .12       20.125     13.375       .21
  Third Quarter..........     48.25     37.875      .14       26.625      16.75       .24
  Fourth Quarter.........     50.00      40.25      .14       28.875     20.625       .43(2)
1998:
  First Quarter..........     60.25      45.50      .14      31.1397    21.8041       .25
  Second Quarter.........     63.50    53.3125      .14      32.7412    20.5983       .27
  Third Quarter..........    65.125    41.0625      .16       25.149      3.375        --
  Fourth Quarter.........    56.375    35.5625      .16       6.4375      2.375        --
1999:
  First Quarter
  (through February 26,
     1999)...............   62.4375    49.8125      .16        8.375      4.875        --

-------------------------
(1) Dividends shown were typically paid in subsequent quarter.

(2) Includes $.18 per share annual capital gain dividend declared in December 1997.

DIVIDEND INFORMATION

     FINOVA historically has paid dividends on the first business day of each calendar quarter. FINOVA anticipates that it will continue to pay regular quarterly dividends on the first business day of January, April, July and October. In February 1999, the FINOVA board declared a dividend of $0.16 per share, payable April 1, 1999, for shareholders of record on February 26, 1999. The declaration of dividends and their amounts are at the discretion of the FINOVA board, and there can be no assurance that additional dividends will be declared. The exchange ratio will be increased to 0.1639 shares of FINOVA common stock if the merger is not completed by June 1, 1999, which is the anticipated record date for FINOVA's second quarter dividend.

     Historically, Sirrom has distributed at least 90% of its net operating income and net realized short-term capital gains, if any, on a quarterly basis to its shareholders. However, Sirrom has agreed in the merger agreement that for 1999 it will not elect to be treated as a regulated investment company ("RIC") under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). This means that Sirrom will no longer be required to distribute 90% of its earnings to shareholders, and Sirrom presently intends not to pay any dividends.

     As a result of the closing, it is anticipated that distributions to you also will be less than distributions historically made by Sirrom, since FINOVA is not required to distribute 90% of its earnings to shareholders.

RECENT CLOSING PRICES

     The following table sets forth the closing sales prices per share of FINOVA common stock and Sirrom common stock on the NYSE on January 6, 1999, the last trading day before announcement of the proposed merger and on February 26, 1999, the most recent practicable date before the date of this proxy statement/prospectus.

                                                 FINOVA          SIRROM
                                              COMMON STOCK    COMMON STOCK
                                              ------------    ------------
January 6, 1999.............................    $56.9375         $ 6.00
February 26, 1999...........................    $50.8125         $7.125

     BECAUSE THE MARKET PRICE OF FINOVA COMMON STOCK IS SUBJECT TO FLUCTUATION, THE MARKET VALUE OF THE SHARES OF FINOVA COMMON STOCK THAT SIRROM SHAREHOLDERS WILL RECEIVE IN THE MERGER MAY CHANGE BEFORE AND AFTER THE MERGER. YOU ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR EACH COMPANY. NO ASSURANCE CAN BE GIVEN AS TO THE FUTURE PRICES OR MARKETS FOR FINOVA OR SIRROM COMMON STOCK.

NUMBER OF SHAREHOLDERS

     As of February 26, 1999, Sirrom had approximately 230 shareholders of record.

     As of February 26, 1999, FINOVA had approximately 22,200 shareholders of record.

                             THE FINOVA GROUP INC.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table summarizes selected financial data of FINOVA, derived from the audited consolidated financial statements of FINOVA as of and for the five years ended December 31, 1998. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," of the consolidated financial statements and the notes included in FINOVA's Form 10-K for the year ended December 31, 1998. See Appendixes D and E of this proxy statement/prospectus. Certain reclassifications have been made to the prior years' financial data to conform to the 1998 presentation.

                                                               YEAR ENDED DECEMBER 31,
                                           ---------------------------------------------------------------
                                              1998          1997         1996         1995         1994
                                           -----------   ----------   ----------   ----------   ----------
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATIONS:
Income earned from financing
  transactions...........................  $ 1,021,977   $  897,996   $  769,346   $  680,912   $  463,404
Interest margins earned..................      472,536      408,914      340,517      287,880      216,667
Volume-based fees........................       77,723       46,728       28,588       21,204       10,796
Provision for credit losses..............       82,200       69,200       41,751       37,568       10,439
Gains on disposal of assets..............       55,024       30,261       12,949       10,889        3,877
Income from continuing operations........      169,737      139,098      116,493       93,798       73,770
Net income...............................      169,737      139,098      117,000       97,629       74,313
Basic earnings from continuing operations
  per share..............................  $      3.03   $     2.56   $     2.14   $     1.72   $     1.48
Basic earnings per share.................         3.03         2.56         2.15         1.79         1.49
Basic adjusted weighted average
  outstanding shares(1)..................   55,946,000   54,405,000   54,508,000   54,633,000   49,765,000
Diluted earnings from continuing
  operations per share...................  $      2.86   $     2.42   $     2.08   $     1.69   $     1.46
Diluted earnings per share...............         2.86         2.42         2.09         1.76         1.47
Diluted adjusted weighted average
  shares(1)..............................   60,705,000   59,161,000   56,051,000   55,469,000   50,436,000
Dividends declared per common share......  $      0.60   $     0.52   $     0.46   $     0.42   $     0.37
Dividend payout ratio....................         19.9%        20.5%        21.7%        24.6%        26.3%
FINANCIAL POSITION:
Investment in financing transactions.....  $10,011,536   $8,399,456   $7,298,759   $6,348,079   $5,342,979
Nonaccruing assets.......................      205,233      187,356      155,505      143,127      149,046
Reserve for credit losses................      207,618      177,088      148,693      129,077      110,903
Total assets.............................   10,450,314    8,719,840    7,526,734    7,036,514    5,821,343
Deferred income taxes....................      347,373      274,761      244,208      209,512      188,887
Total debt...............................    8,394,578    6,764,581    5,850,223    5,649,368    4,573,354
Company-obligated mandatory redeemable
  convertible preferred securities of
  subsidiary trust solely holding
  convertible debentures of FINOVA
  ("TOPrS")..............................      111,550      111,550      111,550
Shareowners' equity......................    1,177,345    1,090,454      929,591      825,184      770,252
RATIOS:
Reserve for credit losses/managed
  assets(2)(3)...........................          2.0%         2.0%         2.0%         2.0%         2.1%
Nonaccruing assets/managed assets(2).....          2.0%         2.1%         2.0%         2.2%         2.8%
Total debt to equity(4)..................          6.5x         5.6x         5.6x         6.8x         5.9x
Return on average common equity(5).......         14.9%        14.3%        13.3%        11.8%        11.1%
Return on average funds employed(5)(6)...          1.9%         1.8%         1.8%         1.7%         1.8%
Equity to assets(4)......................         12.3%        13.8%        13.8%        11.7%        13.2%

-------------------------
NOTES:

(1) Adjusted to reflect a two-for-one stock split on October 1, 1997.
(2) Excludes participations.
(3) Excludes financing contracts held for sale.
(4) Equity in 1998, 1997 and 1996 includes the TOPrS noted above.
(5) Return represents income from continuing operations.
(6) Average funds employed excludes deferred taxes applicable to leveraged leases.

                           SIRROM CAPITAL CORPORATION

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following tables set forth selected consolidated financial data of Sirrom, which should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with Sirrom's financial statements and accompanying notes included elsewhere in this proxy statement/prospectus. The selected consolidated financial data set forth below as of and for each of the five years in the period ended December 31, 1998, have been derived, in part, from the financial statements of Sirrom that have been audited by Arthur Andersen LLP, independent public accountants, whose report for each of the three years in the period ended December 31, 1998, is included elsewhere in this proxy statement/prospectus.

                                                                     YEAR ENDED DECEMBER 31,
                                                ------------------------------------------------------------------
                                                   1998          1997          1996          1995          1994
                                                ----------    ----------    ----------    ----------    ----------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Operating income:
  Interest on investments.....................  $   63,478    $   41,297    $   24,395    $   13,452    $    7,337
  Loan processing and other fees..............       7,200         6,989         3,166         1,900           901
  Other income................................          34            61           119           223            --
                                                ----------    ----------    ----------    ----------    ----------
    Total operating income....................      70,712        48,347        27,680        15,575         8,238
Operating expenses:
  Interest expense............................      17,295         9,797         8,342         4,771         3,124
  Salaries and benefits.......................       8,446         5,001         2,994         1,082            --
  Management fees.............................          --            --            --            --         1,073
  Other operating expenses....................       6,201         3,349         1,942         1,412           122
  State income tax on interest................          --            --            --           109           457
  Amortization expense........................       1,196           865           543           208           118
                                                ----------    ----------    ----------    ----------    ----------
    Total operating expenses..................      33,138        19,012        13,821         7,582         4,894
                                                ----------    ----------    ----------    ----------    ----------
Pretax income of unconsolidated subsidiary....       3,831         3,699         3,264           812           553
                                                ----------    ----------    ----------    ----------    ----------
Net operating income..........................      41,405        33,034        17,123         8,805         3,897
  Realized (loss) gain on investments.........     (61,434)       10,722         9,463         1,759          (538)
Change in unrealized (depreciation)
  appreciation of investments.................     (55,336)       (1,612)        2,580         4,693         3,356
  Provision for income taxes..................       1,132          (838)       (4,270)       (1,020)           --
                                                ----------    ----------    ----------    ----------    ----------
Net (decrease) increase in partners' capital
  and shareholders' equity resulting from
  operations..................................     (76,497)       41,306        24,896        14,237         6,715
                                                ==========    ==========    ==========    ==========    ==========
Per share:
Pretax operating income (1)...................  $     1.10(2) $     1.04    $      .74    $      .55    $      .42
Net (decrease) increase in partners' capital
  and shareholders' equity resulting from
  operations(1)
  Basic.......................................       (2.12)         1.37          1.11           .90           .64
  Diluted.....................................       (2.12)         1.30          1.08           .89           .64
Dividends(1)..................................        0.52(3)       1.08(3)        .59(3)        .44(3)         --
Diluted weighted average shares
  outstanding(1)..............................  36,057,000    31,658,000    23,110,000    15,979,000    10,444,000
OPERATING STATISTICS:
Number of portfolio companies with loans
  outstanding at period end...................         233           195           122            91            57
Number of new portfolio companies.............          88           102            48            44            25
Principal amount of loans originated..........  $  301,765    $  282,352    $  131,962    $  101,505    $   40,785
Principal amount of loan repayments...........  $   94,931    $   67,743    $    32,63    $   14,414    $    7,585
Loan portfolio at period end..................  $  477,064    $  412,005    $  221,487    $  144,855    $   72,336
Net interest spread at period end(4)..........         4.9%          5.6%          5.9%          5.8%          5.5%

                                                                           DECEMBER 31,
                                                ------------------------------------------------------------------
                                                   1998          1997          1996          1995          1994
                                                ----------    ----------    ----------    ----------    ----------
                                                                      (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents...................  $    2,416    $    3,025    $    4,612    $      195    $      137
  Loans.......................................     477,064       412,005       221,487       144,855        72,336
  Equity interests............................      43,160        55,211        34,966        15,912         7,577
  Warrants....................................      39,648        24,543        15,894        11,513         7,549
  Total assets................................     581,774       509,236       288,013       177,870        91,804
  Revolving credit facilities.................     149,023       124,250        30,858        13,200         6,389
  Debentures payable to SBA...................     101,000        90,000        90,000        73,260        51,000
  Total shareholders' equity..................     324,999       281,969       158,621        89,186        33,218

-------------------------
(1) On January 5, 1998, Sirrom announced a two-for-one stock split effective January 30, 1998. All information contained herein reflects that stock split.

(2) The computation of pre-tax operating income per share for 1998 was based on diluted weighted average outstanding shares of 37,750,000, while the computation of net decrease in shareholders' equity from operations per share-diluted for 1998 was based on diluted weighted average outstanding shares of 36,057,000. The effect of 1,693,000 options was not included in the computation of net decrease in shareholders' equity from operations per share-diluted because the effect would be anti-dilutive.

(3) For the year ended December 31, 1995, includes $.13 per share in dividends declared and paid in the first quarter of 1996 related to 1995 earnings and, for the year ended December 31, 1996, includes $.18 in dividends declared and paid in the first quarter of 1997 related to 1996 earnings and excludes the $.13 per share in dividends paid in the first quarter of 1996 related to 1995 earnings. For the year ended December 31, 1997, includes $.43 per share in dividends paid or to be paid in the first quarter of 1998 related to 1997 earnings and excludes the $.18 per share in dividends paid in the first quarter of 1997 related to 1996 earnings. For the year ended December 31, 1998, excludes $.43 per share in dividends paid in the first quarter of 1998 related to 1997 earnings.

(4) Net interest spread represents the weighted average gross yield on Sirrom's interest bearing investments less the weighted average cost of borrowed funds at the end of the respective periods shown.

                              UNAUDITED PRO FORMA
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                            OF THE COMBINED COMPANY

     The merger is expected to be accounted for using the purchase method of accounting with FINOVA as the acquiror for financial accounting purposes. The unaudited pro forma condensed consolidated balance sheet gives effect to the merger as if it had occurred on December 31, 1998 and combines the historical consolidated balance sheet of FINOVA and Sirrom as of that date. The unaudited pro forma condensed consolidated statement of income gives effect to the merger as if it had occurred on January 1, 1998 and combines the historical consolidated statement of income for FINOVA and Sirrom for the year ended December 31, 1998.

     The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the results that actually would have occurred had the merger been consummated on those dates or that may be obtained in the future. The assumptions used to prepare the unaudited pro forma condensed consolidated financial statements are presented in the notes to those financial statements. Pro forma adjustments are based on preliminary estimates, available information and certain assumptions that management of FINOVA and Sirrom deem appropriate. Final adjustments and actual results may differ from the pro forma adjustments presented herein.

     The unaudited pro forma financial information does not give effect to potential cost savings and other synergies that may result from the merger. Neither do they account for the possible cash-out of existing stock options held by employees of Sirrom that become fully vested by reason of the adoption of the merger agreement by Sirrom shareholders.

     The following pro forma financial statements should be read in conjunction with the historical consolidated financial statements and pro forma financial data of FINOVA and Sirrom, including their related notes and the other information relating to the merger appearing in this proxy statement/prospectus.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                            AS OF DECEMBER 31, 1998
                             (DOLLARS IN THOUSANDS)

                                        HISTORICAL                                        PRO FORMA
                                  ----------------------   ACCOUNTING                     PURCHASE       PRO FORMA
                                    FINOVA       SIRROM    ADJUSTMENTS    CONSOLIDATED   ADJUSTMENTS    CONSOLIDATED
                                  -----------   --------   -----------    ------------   -----------    ------------
ASSETS:
Cash and cash equivalents.......  $    49,518   $  2,416                  $    51,934                   $    51,934
Investment in financing
 transactions...................   10,011,536    566,948      46,465(2)    10,623,331                    10,623,331
                                                              (1,618)(1)
Less reserve for credit
 losses.........................     (207,618)               (98,422)(2)     (306,040)                     (306,040)
                                  -----------   --------    --------      -----------     --------      -----------
                                    9,803,918    566,948     (53,575)      10,317,291                    10,317,291
Goodwill and other assets.......      596,878     12,410                      609,288       54,927(6)       657,198
                                                                                            (7,017)(7)
                                  -----------   --------    --------      -----------     --------      -----------
                                  $10,450,314   $581,774    $(53,575)     $10,978,513     $ 47,910      $11,026,423
                                  ===========   ========    ========      ===========     ========      ===========
LIABILITIES AND SHAREOWNERS'
 EQUITY:
Accounts payable and accrued
 expenses.......................  $   148,588   $  4,385                  $   152,973     $ 54,528(6)   $   207,501
Due to clients..................      205,655                                 205,655                       205,655
Interest payable................       65,225      1,950                       67,175       (3,581)(8)       63,594
Debt............................    8,394,578    250,023                    8,644,601                     8,644,601
Deferred income taxes...........      347,373        417      (9,144)(3)      302,806      (17,332)(6)      284,332
                                                             (35,840)(4)                    (1,142)(9)
                                  -----------   --------    --------      -----------     --------      -----------
                                    9,161,419    256,775     (44,984)       9,373,210       32,473        9,405,683
                                  -----------   --------    --------      -----------     --------      -----------
Convertible preferred stock.....      111,550                                 111,550                       111,550
Shareowners' equity.............    1,177,345    324,999      36,026(2)     1,493,753       17,731(6)     1,509,190
                                                             (44,617)(5)                    (2,294)(10)
                                  -----------   --------    --------      -----------     --------      -----------
                                    1,177,345    324,999      (8,591)       1,493,753       15,437        1,509,190
                                  -----------   --------    --------      -----------     --------      -----------
                                  $10,450,314   $581,774    $(53,575)     $10,978,513     $ 47,910      $11,026,423
                                  ===========   ========    ========      ===========     ========      ===========

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                    HISTORICAL                                          PRO FORMA
                              -----------------------   ACCOUNTING                      PURCHASE        PRO FORMA
                                FINOVA       SIRROM     ADJUSTMENTS    CONSOLIDATED    ADJUSTMENTS     CONSOLIDATED
                              ----------   ----------   -----------    ------------    -----------     ------------
Interest, fees and other
  income....................  $  811,395   $   74,543    $  (1,618)(1)  $  884,320                      $  884,320
Financing lease income......      94,380                                    94,380                          94,380
Operating lease income......     116,202                                   116,202                         116,202
                              ----------   ----------    ---------      ----------     -----------      ----------
Income earned from financing
  transactions..............   1,021,977       74,543       (1,618)      1,094,902                       1,094,902
Interest expense............     479,360       17,295                      496,655     $   (3,581)(8)      493,074
Operating lease
  depreciation..............      70,081                                    70,081                          70,081
                              ----------   ----------    ---------      ----------     -----------      ----------
Interest margins earned.....     472,536       57,248       (1,618)        528,166          3,581          531,747
Volume-based fees...........      77,723                                    77,723                          77,723
                              ----------   ----------    ---------      ----------     -----------      ----------
Operating margin............     550,259       57,248       (1,618)        605,889          3,581          609,470
Provision for credit
  losses....................      82,200                   155,510(2)      237,710                         237,710
                              ----------   ----------    ---------      ----------     -----------      ----------
Net interest margins
  earned....................     468,059       57,248     (157,128)        368,179          3,581          371,760
Gains (losses) on disposal
  of assets.................      55,024      (61,434)      67,527(2)       61,117                          61,117
                              ----------   ----------    ---------      ----------     -----------      ----------
                                 523,083       (4,186)     (89,601)        429,296          3,581          432,877
Operating expenses..........     241,074       15,843                      256,917          7,017(7)       263,934
                              ----------   ----------    ---------      ----------     -----------      ----------
Income before income taxes..     282,009      (20,029)     (89,601)        172,379         (3,436)         168,943
Income taxes................     108,490        1,132       (9,144)(3)      64,638         (1,142)(9)       63,496
                                                           (35,840)(4)
                              ----------   ----------    ---------      ----------     -----------      ----------
Income before preferred
  dividends.................     173,519      (21,161)     (44,617)        107,741         (2,294)         105,447
Preferred dividends, net of
  tax.......................       3,782                                     3,782                           3,782
                              ----------   ----------    ---------      ----------     -----------      ----------
Income before change in
  unrealized investments....     169,737      (21,161)     (44,617)        103,959         (2,294)         101,665
Change in unrealized
  appreciation
  (depreciation) of
  investments...............                  (55,336)      55,336(2)
                              ----------   ----------    ---------      ----------     -----------      ----------
NET INCOME                    $  169,737   $  (76,497)   $  10,719      $  103,959     $   (2,294)      $  101,665
                              ==========   ==========    =========      ==========     ===========      ==========
Basic earnings per share....  $     3.03   $    (2.12)                                                  $     1.63
                              ==========   ==========                                                   ==========
Basic adjusted weighted
  average shares
  outstanding...............  55,946,000   36,057,000                   92,003,000     (29,749,000)(11)  62,254,000
                              ==========   ==========                   ==========     ===========
Diluted earnings per
  share.....................  $     2.86   $    (2.12)                                                  $     1.57
                              ==========   ==========                                                   ==========
Diluted adjusted weighted
  average shares
  outstanding...............  60,705,000   36,057,000                   96,762,000     (29,749,000)(11)  67,013,000
                              ==========   ==========                   ==========     ===========      ==========

    NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

     The following explanations describe the assumptions used in determining the accounting and pro forma purchase adjustments necessary to present the pro forma financial position and results of operations of the combined company after giving effect to the merger as of and for the year ended December 31, 1998.

     The following accounting adjustments represent necessary adjustments to convert the Sirrom financial statements, which have been prepared in accordance with generally accepted accounting principles ("GAAP") appropriate for investment companies as enumerated in the American Institute of Certified Public Accountants' Audit and Accounting Guide on Audits of Investment Companies, to the accounting policies utilized by FINOVA in the preparation of their financial statements in accordance with GAAP.

ACCOUNTING ADJUSTMENTS:

      (1) Represents the net effects of reversing Sirrom's processing fees for financing transactions recognized on a cash basis and amortizing the fees over the estimated life of those transactions.

      (2) Represents the reversal of Sirrom's unrealized depreciation of investments previously recorded under GAAP appropriate for investment companies and the recording of the net effects of the transactions in compliance with FINOVA's accounting policies under GAAP.

      (3) Represents the tax effects of converting Sirrom from a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, which generally taxed Sirrom as a pass through entity, to a taxable entity using a blended statutory rate of 40%.

      (4) Represents the income tax effect on the income of the combined company resulting from the accounting adjustments, using a blended statutory rate of 40%.

      (5) Represents the net equity effect of the statement of income related after-tax accounting adjustments.

PRO FORMA PURCHASE ADJUSTMENTS:

      (6) Records the merger, which results in an excess of the purchase price over the historical net assets acquired. The excess is allocated to the net assets acquired and liabilities assumed, as follows:

       Purchase price.........................................  $ 342,730
       Elimination of historical stockholders' equity of
         Sirrom...............................................   (324,999)
                                                                ---------
       Estimated excess purchase price........................  $  17,731
                                                                =========
       Allocation of excess:
         Elimination of unamortized debt costs................     (4,809)
         Deferred income taxes................................     17,332
         Assumed liabilities..................................    (54,528)
         Goodwill.............................................     59,736
                                                                ---------
                                                                $  17,731
                                                                =========

      (7) Represents amortization of goodwill over twenty-five years and amortization of the covenant not to compete over three years ($6,435 - tax deductible and $582 - nondeductible).

      (8) Represents the estimated interest savings arising from FINOVA maintaining a lower aggregate cost of funds.

      (9) Represents the income tax effect on the income of the combined company resulting from the merger and the purchase accounting adjustments, excluding nondeductible goodwill amortization, using a blended statutory rate of 40%.

      (10) Represents the net equity effect of the statement of income related after-tax pro forma purchase accounting adjustments.

      (11) Represents the exchange of each diluted share of Sirrom common stock for 0.1634 share of FINOVA common stock.

                           COMPARATIVE PER SHARE DATA

     The following table sets forth certain information regarding earnings, dividends and book value per share for each of FINOVA and Sirrom common stock on an historical basis and historical equivalent basis. All information has been adjusted to reflect a two-for-one stock split for FINOVA effective October 1, 1997 and for Sirrom effective January 30, 1998. The information set forth below should be read in conjunction with the historical consolidated financial statements of FINOVA and Sirrom, including the accompanying notes, appearing elsewhere in this proxy statement/prospectus.

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              ----------------
                                                               1998      1997
                                                              ------    ------
FINOVA
  Earnings per share -- basic...............................  $ 3.03    $ 2.56
  Earnings per share -- diluted.............................  $ 2.86    $ 2.42
  Cash dividends declared per share.........................  $ 0.60    $ 0.52
  Book value per share (unaudited)..........................  $21.13    $19.37
SIRROM
  Net (decrease) increase in shareholders' equity resulting
     from operations per share -- basic.....................  $(2.12)   $ 1.37
  Net (decrease) increase in shareholders' equity resulting
     from operations per share -- diluted...................  $(2.12)   $ 1.30
  Cash dividends declared per share.........................  $ 0.52    $ 1.08
  Book value per share (unaudited)..........................  $ 8.73    $ 9.07
FINOVA PRO FORMA (unaudited)
  Earnings per share -- basic...............................  $ 1.63    $ 2.51
  Earnings per share -- diluted.............................  $ 1.57    $ 2.38
  Cash dividends declared per share(1)......................  $ 0.60    $ 0.52
  Book value per share......................................  $24.42    $21.65
SIRROM PRO FORMA EQUIVALENT (unaudited)(2)
  Earnings per share -- basic...............................  $ 0.27    $ 0.41
  Earnings per share -- diluted.............................  $ 0.26    $ 0.39
  Cash dividends declared per share.........................  $ 0.10    $ 0.09
  Book value per share......................................  $ 3.99    $ 3.54

-------------------------
(1) Represents FINOVA's historical cash dividends per share.

(2) Represents FINOVA pro forma multiplied by the unadjusted exchange rate of 0.1634.

                                  RISK FACTORS

RISKS ASSOCIATED WITH THE MERGER

     There are risks and uncertainties associated with the merger. These risks, alone or together with others, could cause a decline in the market value of FINOVA's or Sirrom's common stock. Some of these risks and uncertainties are described below. You should read and consider them carefully in deciding whether to approve the merger.

Fixed Exchange Ratio Does Not Reflect Changes in Stock Prices

     As part of the merger, you will receive 0.1634 shares of FINOVA common stock for each share of Sirrom common stock that you currently hold, subject to a slight increase in three limited circumstances. Generally, that exchange ratio will be fixed and will not fluctuate along with changes in the market value of FINOVA or Sirrom common stock. Therefore, if there is a decline in the value of the FINOVA common stock, the value of the FINOVA shares that you receive at the time of the merger may be less than the value of those shares at the time you cast your vote on the merger. Similarly, if there is an increase in the value of the Sirrom common stock, the value of the Sirrom shares that you convert at the time of the merger may be more than the value of those shares at the time you cast your vote on the merger.

Benefits to Sirrom Executives and Employees as a Result of the Merger

     As part of the merger, Sirrom's three senior executive officers, including George M. Miller, II, Chief Executive Officer and a director, will execute severance compensation and consulting agreements, confidentiality, non-competition and non-solicitation agreements, or both. In exchange for entering into these agreements, the three officers will receive payments from Sirrom totaling approximately $10 million. Also, as a result of the merger, all of the options held by employees and directors of Sirrom, including all of its executive officers, will become fully exercisable. In addition, a one-year sale restriction that applies to re-priced options will cease to be effective at the effective time of the merger. Five officers of Harris Williams & Co., a Virginia corporation, and wholly subsidiary of Sirrom ("Harris Williams"), including Christopher H. Williams, an executive officer and director of Sirrom, and H. Hiter Harris, III, an executive officer, have entered into employment agreements that will become effective when the merger is completed. These employment agreements provide for salary, a minimum bonus, and an interest in a retention plan of $6.5 million to be shared by eligible Harris Williams employees. Seven officers of Sirrom have entered into employment agreements with Sirrom as the surviving corporation. The payments to the officers, the employment agreements and the adjustments to the options held by the employees may have had an impact on the directors' recommendation of the merger as beneficial to, and in the best interests of, the Sirrom shareholders. These benefits may also have discouraged the officers from pursuing other possible or potential transactions, including transactions that might have otherwise been more favorable to Sirrom shareholders.

Effect of the Termination Fee and the Voting Agreement

     If the merger is not completed, Sirrom must, under certain circumstances, pay FINOVA a termination fee of $13.8 million. In addition, as part of the merger, FINOVA has entered into a voting agreement with some Sirrom shareholders, including all of the directors of Sirrom, which, among other things, requires them to vote in favor of the merger and against any acquisition proposal competing with the merger. The termination fee and the voting agreement are intended to have the effect of discouraging companies other than FINOVA from entering into a business combination with Sirrom. They also help protect FINOVA from having to pay a higher price for the Sirrom common stock than that which it has already negotiated.

Risk of No Solicitation Provision

     The merger agreement contains a "no solicitation" provision that restricts Sirrom's ability to solicit transactions with parties other than FINOVA. The existence of this no solicitation provision will have the effect of limiting the ability of the Sirrom board to seek competing proposals that could offer you greater value for your Sirrom shares than that which FINOVA has agreed to pay.

Anticipated Profitability from Merger May Not Be Realized

     FINOVA has decided to enter into the merger because it believes its management can enhance Sirrom's operations, and therefore, increase FINOVA's profitability. To realize these anticipated benefits from the merger, FINOVA will have to integrate its operations with those of Sirrom efficiently and manage Sirrom's mezzanine finance portfolio and investment advisory services effectively. If FINOVA is unable to accomplish these objectives, there is a risk that the projected profitability enhancements may not be achieved.

Retention of Customers

     FINOVA anticipates that Sirrom and its affiliates will be able to retain most of its customer base after the merger. However, it is possible that customers of Sirrom will seek financing or investment advisory services from other sources as a result of the merger. In addition, some of Sirrom's referral sources may direct potential new business elsewhere as a result of the merger. The loss of Sirrom customers could have a material adverse effect on the financial condition of Sirrom and consequently, on the value of your FINOVA shares after the merger.

Decrease in Dividends/Distributions

     As an RIC, Sirrom is required to distribute 90% of its net income to its shareholders to achieve tax benefits. Sirrom has done so, historically. If the merger occurs, Sirrom will cease to be an RIC, and FINOVA will not be required to make that level of distributions. FINOVA has traditionally paid a lower portion of its net income in dividends. FINOVA does not expect a substantial change in that practice. As a result, you should expect to receive a lower percentage of dividends than you historically have received from Sirrom during profitable periods.

RISKS ASSOCIATED WITH SIRROM

     Many of the following risks apply to Sirrom and will continue to apply to FINOVA after the merger.

Risks of Investing in Small, Privately Owned Companies

     Sirrom's portfolio consists primarily of loans to and securities issued by small, privately owned businesses. There are many risks associated with these investments in small companies, including:

     - lack of public information, meaning that Sirrom must rely on its employees' diligence in obtaining information before lending to one of these companies;

     - the success of small businesses depends on the management talents of a small number of people, and the death, disability or resignation of one or more of these people could materially and adversely affect the business;

     - small businesses often have smaller product lines and market shares than their competitors; and

     - small businesses may be more vulnerable to economic downturns, may experience substantial variations in operating results and often need substantial additional capital to expand or compete.

     These risks can result in substantial losses. Sirrom's operating history is relatively limited, and it has not operated in a recession. In a recession, the operating results of small businesses, like those to which Sirrom has made loans, often are adversely affected. While Sirrom generally seeks to make senior loans that are secured by collateral, it often makes subordinated loans, which are less likely to be collected. Senior loans often forbid borrowers from paying interest to subordinated lenders if the senior loan is in default. This increases the risk to Sirrom of non-payment of interest and principal. Sirrom also may make loans that are not secured by collateral or may invest in equity securities, both of which involve a higher degree of risk.

Risk of Performance of Portfolio Investments

     In recent quarters, Sirrom has recorded significant unrealized depreciation and realized losses against its loan portfolio due to a variety of factors, including a weakening in the economy nationally and internationally, a tightening of available capital from commercial lenders and equity markets and the substantial growth of Sirrom's portfolio over the last two years coupled with the fact that non-performance on new loans typically comes early in the loan's life cycle. Although Sirrom is closely monitoring the recent upward trend in these numbers and continues to redefine its operating model to seek to improve overall asset quality, no assurance can be given that these trends will not continue, particularly if overall economic conditions, nationally, internationally or in the Southeastern United States continue to deteriorate. As of December 31, 1998, Sirrom has identified 24.2% of its loan portfolio as grade 4, 5 or 6 in accordance with its loan grading system as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations." These loans generally represent loans in the portfolio with the greatest credit risk. There can be no assurance that this percentage will not continue to increase based on current trends. Shareholders should also take into account that during periods of significant market volatility, such as experienced recently, the value of Sirrom's equity portfolio may vary substantially on a quarter-to-quarter basis, with corresponding substantial variations in unrealized appreciation or depreciation. In addition, the conditions in the initial public offering market can change quickly, causing significant variances in unrealized appreciation and realized gains on a quarter-to-quarter basis.

Risk that Sirrom Will be Unable to Sell Portfolio Investments

     If Sirrom is unable to sell a debt or equity security quickly at a price that reflects its fair market value, then that security is illiquid. Sirrom's investments primarily are securities acquired directly from small, privately owned businesses. These securities usually have no established trading market or are subject to restrictions on resale. The illiquidity of most of Sirrom's portfolio securities may adversely affect Sirrom's ability to sell these securities when Sirrom thinks a sale is necessary or advantageous. Without readily available market values, the Sirrom board of directors values the securities in its portfolio in good faith. The good faith estimates may be different from the values that would have been used if a ready market for the securities existed, and the differences could be material. Sirrom periodically reviews and amends its valuation policy.

Risk of Payment Default

     Sirrom generally makes nonamortizing loans with relatively high fixed interest rates and five year terms to small businesses. These businesses often have limited financial resources and cannot obtain loans from traditional sources, like banks. Loans made to small businesses are generally secured by the borrower's assets. A borrower may become unable to repay its loan for many reasons, including its failure to meet its business plan, a downturn in its industry or negative economic conditions. If a borrower's financial condition worsens, then the value of any collateral that it has provided as security for the loan will usually decline as well. Also, Sirrom will be less likely to realize on any guarantees obtained from the borrower's management or controlling shareholders. Although Sirrom seeks to be the senior, secured lender to a borrower, it is not always the senior lender, and any collateral for a loan may be subordinate to another lender's security interest. Sirrom can also make loans that are not secured by collateral and invest in equity securities, each of which is very risky.

Risk of Unavailability of Funds

     As Sirrom grows, it has needed and will continuously need long-term capital to finance its loans. Sirrom traditionally has met this need through borrowings under Small Business Administration ("SBA") programs, from commercial banks and through selling equity securities. As of December 31, 1998, Sirrom Investments, Inc. ("SII") had outstanding borrowings of $101 million from the SBA. As of December 31, 1998, Sirrom Funding Corporation ("SFC") had outstanding borrowings of $132.2 million under its $200 million, five year revolving credit facility (the "ING credit facility") with Holland Limited Securitization, Inc. a multi-seller commercial paper conduit sponsored by ING Baring (U.S.) Capital Markets Inc. (individually and collectively, "ING"). On December 31, 1998, SII had $16.8 million outstanding under its $50 million credit facility with First Union National Bank of Tennessee and a syndicate of other banks (the "First Union credit facility"). However, on January 21, 1999, Sirrom repaid all amounts outstanding and terminated the commitment extended under the First Union credit facility. If Sirrom cannot acquire available funds on favorable terms from commercial banks or other sources, then it could be materially and adversely affected.

     Under the ING credit facility, if any two of George Miller, David Resha and Carl W. Stratton cease to be actively involved in managing Sirrom, then either ING or a majority of the noteholders under the ING credit facility may declare Sirrom in default under the ING credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition, Liquidity and Capital Resources."

     If the merger is completed, FINOVA anticipates repaying all outstanding borrowings from the SBA and repaying all amounts outstanding under the ING credit facility and terminating the commitment under that facility.

Risk of Loan Losses Exceeding Current Estimates

     Typically, no public market exists for the debt or equity securities of small, privately owned companies. As a result, the securities in Sirrom's portfolio are valued by the Sirrom board in good faith. Unlike some lenders, Sirrom does not establish reserves for loan losses, but revalues its portfolio every quarter to reflect its estimate of the current fair value of the loans. At December 31, 1998, Sirrom's loan portfolio was valued at $477.1 million, which reflected $75.6 million in unrealized depreciation. Sirrom cannot assure that this estimate reflects the amounts that ultimately will be realized on these loans. See "Business of Sirrom -- Operations."

Litigation Risk

     Sirrom and some of its officers and directors are defendants in shareholder class action lawsuits that allege securities law violations generally related to Sirrom's March 1998 offering of common stock and other public communications. Sirrom believes that these actions are without merit and is vigorously defending against them. If Sirrom were to lose this litigation, however, the liability could be substantial and would likely have a material adverse effect on Sirrom's business and financial condition.

Risk of Interest Rate Changes

     Sirrom's income primarily depends on the interest rates at which it borrows funds, and the interest rates at which it lends these funds. The difference in these rates is referred to as the "interest spread." Sirrom expects to combine long-term and short-term borrowings to finance the loans it makes. Sirrom also uses certain techniques to manage its interest rates, including interest rate hedging activities. Sirrom's net interest spread has averaged 5.6% (560 basis points) since inception. Sirrom cannot assure that it will maintain this net interest spread. In addition, a significant change in market interest rates may materially and adversely affect Sirrom's profitability.

Risks of Inability to Expand at Past Rates

     Sirrom's small business lending activities have expanded substantially, both in size and geographic scope. If the merger is completed, FINOVA seeks to continue expanding Sirrom's traditional small business lending activities in the United States and Canada. Sirrom cannot assure that its loan and investment portfolio will continue to grow at past rates, or that it will be able to develop sufficient lending and administrative personnel and management and operating systems to manage any expansion effectively.

     In August 1996, Sirrom acquired Harris Williams, a provider of merger and acquisition financial advisory services to small and medium sized businesses. Harris Williams earns its income from fees received for its financial advisory engagements. These engagements usually provide for a monthly retainer and a success fee that is paid only if the transaction is closed. Sirrom cannot assure that Harris Williams' fee income will continue at or exceed historical levels. See "Business of Sirrom -- Operations."

Leverage Risks

     Sirrom, through SII, has borrowed funds from the SBA and through SFC, has borrowed funds under the ING credit facility. Sirrom's assets are significantly leveraged from this borrowing. Leverage increases potential gains and losses on monies invested and, therefore, increases the risks associated with investing in Sirrom's securities. Sirrom's creditors have claims on Sirrom's assets superior to those of the Sirrom shareholders. ING, the lender under the ING credit facility, may ask Sirrom to make deposits into a sinking fund account. Whether these deposits are requested will depend on interest rate conditions. If these deposits are requested, ING will use them to buy interest rate caps or to enter into additional interest rate swaps. Sirrom would also be required to transfer to SFC the interest rate cap payments payable to Sirrom. If Sirrom failed to make requested deposits into the sinking fund, the ING credit facility would be unavailable for future funding. Sirrom cannot estimate the size of these deposits if they become necessary, and if prevailing interest rates substantially differ from the borrowing rate under the ING credit facility, these amounts could be material.

     As of December 31, 1998, SII had borrowed $101 million from the SBA under the SBA debenture program bearing an average annual interest rate of 6.9%. As of December 31, 1998, SFC had $132.2 million outstanding under the ING credit facility bearing an average annual interest rate of 8.0%. As of December 31, 1998, Sirrom's debt as a percentage of total liabilities and shareholders' equity was 43.5%. In addition, Sirrom's ability to achieve its investment objectives may partially depend on whether it can obtain leverage on favorable terms. Sirrom cannot assure that debt can be obtained on favorable terms.

     If the merger is completed, FINOVA anticipates repaying on or shortly following the closing all outstanding borrowings from the SBA and all amounts outstanding under the ING credit facility and terminating the commitment under that facility.

Risks of Competition

     Many entities and individuals compete to make the types of investments made by Sirrom. Several of these competitors have greater financial resources than Sirrom. This competition may prevent Sirrom from entering into attractive transactions. Sirrom cannot assure that it will be able to identify and make investments that satisfy its investment objectives or that it will be able to invest all of its available capital.

                           THE SIRROM SPECIAL MEETING

GENERAL; DATES, TIMES AND PLACES

     We have mailed this proxy statement/prospectus to you, on or about March 3, 1999, and included with it the Notice of Special Meeting of Sirrom Shareholders. We also have included a form of proxy that Sirrom's board of directors is soliciting for use at the Sirrom special meeting to be held on March 22, 1999 at 8:00 a.m., local time, at The Westin Hermitage Hotel, 231 6th Avenue, Nashville, Tennessee, and at any adjournments or postponements of the meeting. This proxy statement/prospectus is also furnished to you as a prospectus in connection with FINOVA's issuance of shares of FINOVA common stock pursuant to the merger agreement.

PURPOSE OF THE SIRROM SPECIAL MEETING

     At the Sirrom special meeting, Sirrom will ask you to consider and vote on the following proposals:

     - approval and adoption of the agreement and plan of merger, dated January 6, 1999, among Sirrom, FINOVA and FINOVA Newco, by which FINOVA Newco will merge with and into Sirrom, approval of the merger of FINOVA Newco with and into Sirrom, and approval of the related withdrawal of Sirrom's election to be treated as a business development company under the Investment Company Act of 1940, as amended (the "1940 Act"); and

     - any other business properly brought at the Sirrom special meeting.

REVOCATION OF PROXIES

     You have the unconditional right to revoke your proxy at any time before it is voted by any of the following actions:

     - notifying our Secretary in writing of your intent to revoke your proxy;

     - executing a later proxy; or

     - personally attending the special meeting and casting a vote contrary to your proxy.

To be effective, we must receive notice of your revocation at or before the special meeting.

RECORD DATE; VOTE REQUIRED

     The record of shareholders entitled to vote at the Sirrom special meeting was taken at the close of business on March 1, 1999, and on that date, Sirrom had issued and outstanding 37,229,196 shares of Sirrom common stock. You are only allowed to vote at the special meeting if you held shares of Sirrom common stock on the record date. You are only allowed one vote for each share of Sirrom common stock held by you on the record date.

     Approval and adoption of the merger agreement, the merger and the related withdrawal of Sirrom's election to be treated as a business development company requires the affirmative vote of the holders of at least a majority of the shares of Sirrom common stock outstanding as of the record date.

     NYSE rules prohibit brokers and nominees from exercising discretionary voting authority on the proposal presented for your consideration. You must specifically inform your broker of your instructions with respect to the proposal if you want your shares voted at the special meeting. Because the affirmative vote of the holders of a majority of the shares of Sirrom common stock outstanding as of the record date is required for approval and adoption of the merger agreement, merger and related withdrawal of Sirrom's election to be treated as a business development company, an abstention or a broker non-vote on this matter will have the effect of a vote against it.

ACCORDINGLY, WE URGE YOU TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED, POSTAGE-PAID ENVELOPE.

     To Sirrom's knowledge, Sirrom Partners, L.P. ("Sirrom Partners"), and SAFECO Asset Management Company ("SAFECO") were the only persons who owned greater than 5% of the Sirrom common stock as of February 26, 1999. As of February 26, 1999, Sirrom Partners held 3,402,296 shares, or approximately 9.1% of the outstanding shares of Sirrom common stock, and SAFECO held 6,611,300 shares, or approximately 17.8% of the outstanding shares of Sirrom common stock. Under a voting agreement by and among FINOVA, Sirrom Partners and the directors of Sirrom, FINOVA has the power to vote or restrict the disposition of 5,421,958 shares of Sirrom common stock beneficially owned by the parties to the voting agreement (6,847,037 including options). As of February 26, 1999, the outstanding shares of Sirrom common stock subject to the voting agreement represented 14.6% of the outstanding shares of Sirrom common stock.

     Based on the 37,229,196 shares of Sirrom common stock outstanding on February 26, 1999, a total of 18,614,599 shares must be voted in favor of the proposal for these matters to be approved by the Sirrom shareholders. As of February 26, 1999, the directors and executive officers of Sirrom, as a group, beneficially owned 6,064,501 outstanding shares of Sirrom common stock. In connection with the merger, the Sirrom directors and Sirrom Partners signed a voting agreement agreeing to vote their shares in favor of the merger. Therefore, as of February 26, 1999 the directors and executive officers of Sirrom and their affiliates, as a group beneficially owned 32.6% of the 18,614,599 shares required for approval of the merger agreement, the merger and the withdrawal of Sirrom's election to be treated as a business development company. Therefore, if the executive officers and the other parties to the voting agreement vote in favor of the matter presented at the special meeting, the vote of an additional 12,550,098 shares of Sirrom common stock representing 33.7% of outstanding shares of Sirrom common stock, assuming no exercise of outstanding options, will be sufficient to approve the merger.

     As of the date of this proxy statement/prospectus, Sirrom does not beneficially own more than 5% of FINOVA common stock, the only class of voting securities of FINOVA.

QUORUM

     The Tennessee Business Corporation Act (the "TBCA"), the Sirrom amended and restated charter (the "Sirrom Charter"), the Sirrom bylaws, as amended (the "Sirrom Bylaws") and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), contain requirements governing your actions at the Sirrom special meeting. The Sirrom Bylaws provide that the holders of a majority of outstanding shares of Sirrom common stock must be present, either in person or by proxy, at the Sirrom special meeting to constitute a quorum. Under Tennessee law, your shares will be counted as present for purposes of determining the existence of a quorum if your proxy card is marked with a non-vote. Shares represented at the meeting by proxies containing instructions to withhold authority to vote also will be counted as present for purposes of determining whether a quorum exists.

EXPENSES OF SOLICITATION

     We will pay for the cost of soliciting proxies on the accompanying form. In addition to the use of mail, officers of Sirrom may solicit proxies by telephone or telecopy. Upon request, Sirrom will reimburse brokers, dealers, banks and trustees, or their nominees, for reasonable expenses incurred by them in forwarding proxy material to beneficial owners of Sirrom common stock.

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

ACCOUNTING REPRESENTATIVE

     A representative of Arthur Andersen LLP is expected to be present at the Sirrom special meeting with the opportunity to make a statement if he or she desires, and will be available to respond to appropriate questions.

RECOMMENDATION OF SIRROM BOARD OF DIRECTORS

     THE SIRROM BOARD UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE MERGER AND THE RELATED WITHDRAWAL OF SIRROM'S ELECTION TO BE TREATED AS A BUSINESS DEVELOPMENT COMPANY UNDER THE 1940 ACT. THE SIRROM BOARD ALSO DECLARED THAT THE MERGER AGREEMENT, THE MERGER AND THE RELATED WITHDRAWAL OF SIRROM'S ELECTION TO BE TREATED AS A BUSINESS DEVELOPMENT COMPANY ARE ADVISABLE, AND DETERMINED THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, SIRROM AND THE SIRROM SHAREHOLDERS. ACCORDINGLY, THE SIRROM BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT, THE MERGER AND THE RELATED WITHDRAWAL OF SIRROM'S ELECTION TO BE TREATED AS A BUSINESS DEVELOPMENT COMPANY. See "The Merger -- "Sirrom Reasons for the Merger; Recommendation of the Sirrom Board of Directors."

MISCELLANEOUS

     The Sirrom board is not aware of any matter to be presented for action at the Sirrom special meeting other than the matter described in this document. Only business within the purpose or purposes described in the meeting notice may be conducted at a Sirrom special meeting. Should any other matter requiring your vote arise, the proxies on the enclosed form give the holders of the proxy discretionary authority to vote your shares in their best judgment in Sirrom's interest.

   PROPOSAL 1:  THE MERGER AND RELATED WITHDRAWAL OF SIRROM'S ELECTION TO BE
                   TREATED AS A BUSINESS DEVELOPMENT COMPANY

     The discussion in this proxy statement/prospectus of the merger and the principal terms of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement. Appendix A contains a copy of the merger agreement.

GENERAL

     At the Sirrom special meeting, you will be asked to vote upon a proposal to approve and adopt the merger agreement, merger and related withdrawal of Sirrom's election to be treated as a business development company under the 1940 Act.

     The merger agreement provides, among other things, for a merger of FINOVA Newco with and into Sirrom with Sirrom being the surviving corporation. In the merger, each share of Sirrom common stock issued and outstanding immediately before the effective time of the merger will be converted into, and become exchangeable for 0.1634 shares of FINOVA common stock. This is more commonly referred to as the exchange ratio. The exchange ratio used to determine the number of shares of FINOVA common stock a Sirrom shareholder will receive in exchange for his or her shares of Sirrom common stock is subject to a slight increase in three instances. First, if the merger becomes effective after June 1, 1999, the exchange ratio will increase to 0.1639 shares. Second, if Sirrom enters into a binding agreement to settle its securities class action lawsuits for a cost of less than $10 million to Sirrom, the exchange ratio will increase by a number of shares equal to (1) 0.00027 multiplied by (2) the quotient of: the difference between that amount and $10 million, divided by $1 million. Third, if FINOVA elects to increase it due to Sirrom's termination of the merger agreement because FINOVA's stock price has declined below $40.6875.

     Excluded shares, which are shares of Sirrom common stock owned by FINOVA, FINOVA Newco or any other direct or indirect subsidiary of FINOVA, or shares of Sirrom common stock owned by Sirrom or any direct or indirect subsidiary of Sirrom, and in each case, not held on behalf of third parties, will not be exchanged in the merger.

     The merger will become effective upon the:

     - the time when articles of merger are accepted for record by the Secretary of State of the State of Tennessee under the relevant provisions of the TBCA;

     - the time when a certificate of merger has been duly filed with the Secretary of State of the State of Delaware as provided in the relevant provisions of the Delaware General Corporation Law (the "DGCL"); or

     - any other time agreed to by Sirrom and FINOVA and established under the Tennessee articles of merger and the Delaware certificate of merger.

     We expect that the merger will become effective after the required regulatory approvals are received and the other conditions to closing are met if the merger, merger agreement and related withdrawal of Sirrom's election to be treated as a business development company are approved by the Sirrom shareholders.

     If the merger had been completed on February 26, 1999, FINOVA would have issued approximately 6,083,000 shares, in the aggregate, to the holders of Sirrom common stock. The closing price of FINOVA's common stock on that date was $50.8125 per share, therefore Sirrom shareholders would have received consideration equal to approximately $8.30 per share of Sirrom common stock and $309 million in the aggregate.

     Because the market price of FINOVA common stock may change, the market value of the shares of FINOVA common stock that you will receive in the merger may increase or decrease following the merger. We urge you to obtain current market quotations for FINOVA and Sirrom common stock. No assurance can be given as to the future prices or markets for FINOVA or Sirrom common stock.

BACKGROUND OF THE MERGER

     In April 1998, because of the continuing trends toward consolidation in the financial services industry and the potential strategic benefits from additional access to capital and increased leverage that might result from the acquisition of Sirrom by a larger financial services company, the Sirrom board directed management to begin exploring the possibility of a strategic combination. In May 1998, Sirrom engaged Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor in connection with the sale or merger of Sirrom. Additionally, Sirrom authorized The Robinson-Humphrey Company, LLC ("Robinson-Humphrey"), which had previously had preliminary conversations with management officials at FINOVA concerning a possible business combination with Sirrom, to act as a financial advisor in any transaction between Sirrom and FINOVA. On May 20, 1998, a mutual confidentiality agreement was signed by FINOVA and Sirrom and an initial meeting was held in Nashville to discuss a possible strategic combination. During May and June of 1998 Goldman Sachs contacted over 30 banks, finance companies and insurance companies concerning a possible transaction with Sirrom. Six companies expressed interest and conducted initial meetings with Sirrom management over this period. Except for FINOVA, none of these companies made an offer or acquisition proposal to Sirrom or Goldman Sachs. In late June, senior management of FINOVA orally advised Robinson-Humphrey that, subject to the results of a detailed due diligence investigation, FINOVA would be interested in exploring an all stock business combination with Sirrom.

     In early July 1998, Sirrom announced that it would take an $8.9 million loan loss and record additional unrealized depreciation of $8 million on two loans in its portfolio. On July 13, 1998, two class action lawsuits alleging securities fraud were filed against Sirrom. As a result of these developments, FINOVA and Sirrom determined to cease further discussions concerning a business combination. In the weeks that followed, the stock market as a whole and specialty finance companies' market values, in particular, declined, and the initial public offering market slowed dramatically. Sirrom also believes that commercial banks significantly reduced the availability of credit to small and medium sized businesses. Sirrom continued to record additional unrealized depreciation and realized losses, and these losses were not offset by significant gains on its warrant or equity portfolios. These events caused the market value of Sirrom common stock to decline dramatically by early September 1998.

     In August and September 1998, Sirrom's management engaged in internal planning and analysis of appropriate strategies for Sirrom in this changed operating environment. In late September 1998, Sirrom's senior management and the Sirrom board reviewed the events that had transpired during that summer and the conclusions drawn from management's internal planning and analysis. In the course of that review, the Sirrom board discussed with senior management various alternatives, including strategic business combinations, a large private placement of equity, sales of non-core business assets and issues associated with remaining an independent public company. Sirrom determined to take steps to:

     - reduce certain costs by closing offices and reducing personnel;

     - strengthen internal procedures to enhance credit quality;

     - explore the sale of its non-core operations to increase the amount of leveragable capital available to support loan origination growth; and

     - reinstitute exploration of selling the entire company to a strategic or financial buyer.

     In early October 1998, Sirrom hired another investment bank as an advisor in the private equity placement process. From October through early December 1998, Sirrom met with private equity groups regarding a possible significant private equity investment, pursued the sale of certain non-core business assets in an effort to raise capital to fund its operations through 1999 and authorized Goldman Sachs and Robinson-Humphrey to follow up on the possibility of a strategic combination. During this time frame, Sirrom executed a confidentiality agreement with a regional financial institution. Although the parties conducted due diligence, the regional financial institution determined not to make an acquisition proposal. Another party expressed initial interest, but then indicated that it was unwilling to proceed with a transaction so long as the class action securities litigation was outstanding. This party, which later received additional information after executing a confidentiality agreement, submitted proposed transaction documentation to Sirrom's advisors in December. However, no financial terms were proposed, or, according to that party, could be proposed before the resolution of the securities litigation. Sirrom was advised by its counsel that significant regulatory, and consequently timing, issues would be associated with a transaction with this party. Sirrom also executed a confidentiality agreement with another national financial institution that expressed an interest in contributing a portfolio of mezzanine loans to Sirrom in exchange for a significant minority investment. After further discussions between Sirrom and this institution, Sirrom determined to pursue the sale of the entire company and to defer further negotiations and detailed due diligence with this party pending negotiations with FINOVA.

     In November 1998, Sirrom pursued the sale of non-core assets, particularly its Tandem Capital portfolio. On December 4, 1998, Sirrom signed a definitive agreement to sell the Tandem Capital portfolio for $47.5 million. The agreement provided Sirrom the ability to terminate the agreement by paying liquidated damages of $1,000,000, plus expenses if paid on or prior to January 4, 1999 and $1,500,000, plus expenses if paid after January 4, 1999. On January 6, 1999, after execution of the merger agreement with FINOVA, Sirrom terminated the agreement and paid the liquidated damages, plus expenses, due under the agreement.

     In early December 1998, FINOVA's financial advisors contacted Robinson-Humphrey to indicate that FINOVA was interested in again exploring a possible business combination. In the week that followed, preliminary discussions took place that included an examination of the strategic implications of such a business combination, a review of the securities litigation, and a preliminary review of the cross-selling and other opportunities this business combination would afford the combined companies and their borrowers. On December 7, 1998, the Sirrom board met with Goldman Sachs, Robinson-Humphrey and Sirrom's counsel to review and analyze a preliminary offer made by FINOVA for the acquisition of Sirrom, the sale of non-core business assets and other possible strategic alternatives. Management reviewed with the Sirrom board their discussions with representatives of FINOVA, as well as other third parties. Following a full discussion of the available strategic alternatives with input from Goldman Sachs and Robinson-Humphrey and legal counsel, the Sirrom board authorized the members of Sirrom's senior management to move forward with the possible FINOVA combination and to keep them informed of any developments.

     On December 8, 1998, representatives of FINOVA and FINOVA's counsel began a four day on-site due diligence review. Discussions regarding the terms of a possible business combination continued during this period. On December 15-16, 1998, Sirrom conducted on-site due diligence of FINOVA's business and affairs at FINOVA's offices. Beginning December 18, 1998 and continuing through the execution of the merger agreement on January 6, 1999, Sirrom and FINOVA, and their respective legal advisors, negotiated the terms of a definitive merger agreement, voting agreement and other ancillary documents. During this period, there was a series of discussions between the parties concerning, among other matters, an appropriate exchange ratio for a possible business combination. During this period, the parties and their legal and financial advisors also continued their due diligence investigations.

     On December 30, 1998, a special meeting of the Sirrom board was held at which the FINOVA proposal was reviewed and the status of other potential proposals was discussed. At this meeting, Sirrom's senior management, its financial advisors and its legal advisors described in detail the terms of the FINOVA proposal and the status of the negotiations and documentation. After discussing the proposal in detail and considering the relevant legal issues involved, the Sirrom board directed senior management to continue negotiations with FINOVA.

     On January 3, 1999, a special meeting of the Sirrom board was held at which management provided a summary of the negotiations with FINOVA and the various rationales and contemplated benefits from the proposed transaction, as well as an overview of the due diligence review concerning FINOVA. Goldman Sachs and Robinson-Humphrey orally stated their views that, and described for the Sirrom board the analysis conducted by each of them in reaching their conclusions that, as of January 3, 1999, the exchange ratio was fair, from a financial point of view, to the Sirrom shareholders. Sirrom's legal counsel reviewed the terms of the merger agreement and advised the Sirrom board with respect to the legal standards applicable to their consideration of the proposed transaction. The Sirrom board asked questions of the senior management of Sirrom, and its legal and financial advisors. Following further discussion, the Sirrom board unanimously approved the merger agreement, merger and the related withdrawal of Sirrom's election to be treated as a business development company, declared that the merger agreement, merger and the related withdrawal of Sirrom's election to be treated as a business development company were advisable and determined that the merger was fair to, and in the best interests of, Sirrom and the Sirrom shareholders.

     On January 5, 1999, the merger agreement was approved by FINOVA's board of directors, and on January 6, 1999, the merger agreement was executed by Sirrom and FINOVA. The voting agreement was executed by FINOVA, Sirrom Partners and the members of the Sirrom board and related employment, severance compensation and consulting agreements and confidentiality, non-competition and non-solicitation agreements, that were required by the merger agreement, were executed by the parties to those agreements.

     On January 7, 1999, the parties issued a joint press release announcing the merger.

FINOVA'S REASONS FOR THE MERGER

     Merging with Sirrom will provide FINOVA with two complementary product offerings, a mezzanine lending product and a non-securities oriented mergers and acquisitions advisory service, both of which could serve to strengthen FINOVA's relationship with its clients.

     FINOVA is often asked to provide mezzanine financing to its clients. Likewise many of Sirrom's clients require financing products that FINOVA provides, such as asset-based revolving lines of credit. With many of Sirrom's clients using revolving credit facilities provided by lenders other than Sirrom or FINOVA, the cross-selling opportunities between FINOVA and Sirrom look promising.

     The investment banking advisory services offered through Sirrom's subsidiary, Harris Williams, could also provide FINOVA with promising cross-selling opportunities. Occasionally some of FINOVA's clients desire to sell their businesses, and some look to expand their businesses through mergers and acquisitions. In either situation, Harris Williams could provide those FINOVA clients with appropriate advisory services.

     Sirrom's ability to serve the growing number of small and midsized businesses seeking mezzanine financing and advisory services has been limited due to leverage restrictions placed on business development companies, and by its relatively higher cost of funds. Following the merger, the business development company restrictions would no longer apply and the cost of funds should fall, allowing the Sirrom business unit to grow with less concern for capital constraints. FINOVA also anticipates that lowering Sirrom's cost of capital should help improve its profitability and competitiveness.

     THE FINOVA BOARD UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER.

SIRROM'S REASONS FOR THE MERGER; RECOMMENDATION OF THE SIRROM BOARD OF DIRECTORS

     In determining to recommend approval of the merger and related withdrawal of Sirrom's election to be treated as a business development company under the 1940 Act, the Sirrom board consulted with Sirrom's management and its financial advisors, Goldman Sachs and Robinson-Humphrey. The Sirrom board also considered a number of factors, including the following:

     - Sirrom's current business, operations, financial condition, earnings and prospects, and current economic and market conditions, particularly in the financial services industry.

     - Its evaluation of the financial terms of the merger. The financial terms include an exchange ratio of 0.1634 shares of FINOVA common stock for each share of Sirrom common stock, which reflected an 81% premium for the Sirrom shareholders based on the closing price of Sirrom common stock on December 31, 1998, the last trading day before January 3, 1999, the day the merger was approved by the Sirrom board.

     - Its knowledge and review of the financial condition and prospects of FINOVA, and its belief that the merger will provide Sirrom with access to capital at a lower cost, because of FINOVA's investment grade credit rating.

     - The risks associated with Sirrom continuing as an independent entity, including its need for additional equity capital for continued growth, its dependence on a single lender for debt capital, the leverage constraints of operating as a business development company, the likelihood that it would be highly dependent on continued strong equity market performance to recognize substantial gains on its equity portfolio, and the risk that in an adverse economic environment the credit quality of Sirrom's loan portfolio could deteriorate.

     - The opportunity for Sirrom, if no longer a business development company, to be able to increase its leverage and thereby fund the growth of its loan portfolio at a greater rate than would be available if it continued as a business development company.

     - The likelihood that to fund its capital needs as an independent entity, Sirrom would be required to discontinue its status as an RIC under the Internal Revenue Code, and would therefore permanently discontinue payment of dividends at historic levels if it remained independent.

     - The complementary nature of Sirrom's and FINOVA's businesses, including a similar target market of borrowers and similar growth objectives.

     - FINOVA's substantially higher market capitalization should provide enhanced liquidity for Sirrom shareholders.

     - The expectation that the merger will result in synergies for the two companies' operations. These synergies include giving Sirrom access to FINOVA's distribution network and marketing processes, as well as cross-selling between the two companies, which could enable Sirrom's lending to grow beyond its current market.

     - The nonfinancial terms of the merger, including that FINOVA intends to operate Sirrom as a separate business unit within the FINOVA corporate group.

     - The presentations by Goldman Sachs and Robinson-Humphrey regarding the merger, and the opinion of those firms that the exchange ratio is fair, from a financial point of view, to the Sirrom shareholders. These opinions are described below. See "-- Opinions of Sirrom's Financial Advisors."

     - The opportunity for Sirrom shareholders to participate, as holders of FINOVA common stock, in a larger and more diversified company through the merger, which is designed to be largely tax-free to the Sirrom shareholders.

     The Sirrom board also considered possible disadvantages of the merger, including:

     - the Sirrom shareholders' inability to fully recognize Sirrom's portfolio performance in the marketplace after the merger; and

     - Sirrom's shareholders will be subject to the risks of FINOVA's other businesses after the merger.

     This list of factors contains some of the factors considered by the Sirrom board. In view of the large variety of factors and amount of information that the Sirrom board considered, the Sirrom board did not believe it practical to assign relative weights to each factor. The Sirrom board determined to recommend the merger, merger agreement and related withdrawal of Sirrom's election to be treated as a business development company after considering all of the factors as a whole. In addition, individual members of the Sirrom board may have given different weights to different factors. For a discussion of the interests of certain Sirrom officers and directors in the merger, see "Interests of Executive Officers and Directors in the Merger."

     THE SIRROM BOARD UNANIMOUSLY APPROVED THE MERGER, MERGER AGREEMENT AND RELATED WITHDRAWAL OF SIRROM'S ELECTION TO BE TREATED AS A BUSINESS DEVELOPMENT COMPANY UNDER THE 1940 ACT, DECLARED THAT THE MERGER, MERGER AGREEMENT AND RELATED WITHDRAWAL OF SIRROM'S ELECTION TO BE TREATED AS A BUSINESS DEVELOPMENT COMPANY ARE ADVISABLE AND DETERMINED THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, SIRROM AND THE SIRROM SHAREHOLDERS. ACCORDINGLY, THE SIRROM BOARD UNANIMOUSLY RECOMMENDS THAT THE SIRROM SHAREHOLDERS VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER, MERGER AGREEMENT AND RELATED WITHDRAWAL OF SIRROM'S ELECTION TO BE TREATED AS A BUSINESS DEVELOPMENT COMPANY UNDER THE 1940 ACT.

OPINIONS OF SIRROM'S FINANCIAL ADVISORS

     The Sirrom board selected Goldman Sachs as its financial advisor in connection with the merger because of Goldman Sachs' expertise in the acquisition of financial institutions, particularly finance companies. The Sirrom board selected Robinson-Humphrey as its financial advisor because Robinson-Humphrey has served as Sirrom's investment banker in the past, and has participated in Sirrom's past equity offerings.

     In connection with the merger, Salomon Smith Barney, an affiliate of Robinson-Humphrey, will receive a fee of approximately $250,000.
Robinson-Humphrey has also acted as an underwriter in connection with Sirrom's equity offerings and equity offerings in which Sirrom was a selling shareholder made by some of Sirrom's portfolio companies in the last two years.

     The amount of consideration to be paid to Sirrom shareholders in the merger was determined by Sirrom and FINOVA, through their arms-length negotiations.

Goldman Sachs Opinion

     Sirrom. On January 6, 1999, Goldman Sachs delivered its written opinion to the Sirrom board that as of that date, the exchange ratio under the merger agreement was fair from a financial point of view to the holders of Sirrom common stock.

     APPENDIX B CONTAINS THE FULL TEXT OF THE WRITTEN OPINION OF GOLDMAN SACHS DATED JANUARY 6, 1999, WHICH IS INCORPORATED BY REFERENCE INTO THIS PROXY STATEMENT/PROSPECTUS AND WHICH SETS FORTH ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH THE OPINION. GOLDMAN SACHS HAS CONSENTED TO THE REFERENCES TO ITS OPINION IN THIS PROXY STATEMENT/PROSPECTUS AND TO THE INCLUSION OF ITS OPINION IN APPENDIX B OF THIS DOCUMENT. IN GIVING ITS CONSENT, GOLDMAN SACHS DOES NOT ADMIT THAT IT COMES WITHIN THE CATEGORY OF PERSONS WHOSE CONSENT IS REQUIRED UNDER SECTION 7 OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND THE RELATED SEC RULES AND REGULATIONS. THE OPINION WAS PROVIDED TO THE SIRROM BOARD FOR ITS INFORMATION, IS DIRECTED ONLY

TO THE FAIRNESS OF THE EXCHANGE RATIO FROM A FINANCIAL POINT OF VIEW TO HOLDERS OF SIRROM COMMON STOCK AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF SIRROM COMMON STOCK AS TO HOW THAT SHAREHOLDER SHOULD VOTE AT THE SPECIAL MEETING WITH RESPECT TO THE MERGER OR ANY OTHER MATTER RELATED TO THE MERGER. THIS DESCRIPTION OF THE OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO APPENDIX B. SHAREHOLDERS OF SIRROM ARE URGED TO, AND SHOULD, READ THE OPINION IN ITS ENTIRETY.

     In connection with its opinion, Goldman Sachs reviewed, among other things:

     - the merger agreement;

     - the Annual Reports to Shareholders and Annual Reports on Form 10-K of Sirrom and FINOVA for the three and four years ended December 31, 1997, respectively;

     - certain interim reports to shareholders and Quarterly Reports on Form 10-Q of Sirrom and FINOVA;

     - other communications from Sirrom and FINOVA to their respective shareholders; and

     - internal financial analyses and forecasts for Sirrom prepared by its management.

Goldman Sachs also held discussions with members of the senior management of Sirrom and FINOVA regarding the strategic rationale for, and the potential benefits of, the transactions contemplated by the merger agreement and the past and current business operations, financial condition and future prospects of their respective companies. In addition, Goldman Sachs reviewed the reported price and trading activity for shares of Sirrom common stock and FINOVA common stock, compared certain financial and stock market information for Sirrom and FINOVA with similar information for other companies, the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the commercial finance industry specifically and in other industries generally and performed other studies and analyses it considered appropriate.

     Goldman Sachs relied upon the accuracy and completeness of all of the financial and other information reviewed by it and has assumed such accuracy and completeness for purposes of rendering its opinion. In that regard, Goldman Sachs has assumed, with the consent of the Sirrom board, that the internal financial forecasts prepared by the management of Sirrom have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of Sirrom. FINOVA did not make available in writing to Goldman Sachs either financial statements dated after September 30, 1998, or projections or forecasts of expected future performance. Accordingly, Goldman Sachs' review with respect to such information was limited to discussions with senior management of FINOVA of their estimates of financial performance for the fourth quarter of 1998 and fiscal 1999 and 2000 and the estimates of research analysts for those periods. Goldman Sachs is not an expert in the evaluation of loan portfolios for purposes of assessing the adequacy of allowances for losses with respect to loan portfolios and has assumed, with the consent of the Sirrom board, that such allowances for FINOVA are in the aggregate adequate to cover such losses. In addition, Goldman Sachs has not reviewed individual credit files nor has it made an independent evaluation or appraisal of the assets and liabilities of Sirrom or FINOVA or any of their subsidiaries, and Goldman Sachs has not received any such evaluation or appraisal.

     Goldman Sachs has provided its advisory services and its opinion for the information and assistance of the Sirrom board in connection with its consideration of the transaction contemplated by the merger agreement. The opinion does not constitute a recommendation as to how any holder of Sirrom common stock should vote on the transaction.

     The following is a summary of the material financial analyses that Goldman Sachs used to provide its written opinion to the Sirrom board on January 6, 1999.

     - Historical Stock Trading Analysis. Goldman Sachs reviewed the historical trading prices and volumes for Sirrom common stock. Goldman Sachs also analyzed the consideration that holders of Sirrom common stock would receive under the merger agreement in relation to the market price of Sirrom common stock as of December 31, 1998. This analysis indicated that the price per share of Sirrom common stock to be paid pursuant to the merger agreement represented a premium of 81% based on the market price of $4.88 per share of Sirrom common stock.

     - Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information for Sirrom to corresponding financial information, ratios and public market multiples for the following six large capitalization, publicly traded, commercial financial companies:

          - Associates First Capital Corporation;

          - Newcourt Credit Group Inc.;

          - The CIT Group, Inc.;

          - Comdisco, Inc.;

          - FINOVA; and

          - Heller Financial, Inc.;

        and the following seven middle-sized capitalization, publicly traded, commercial financial companies:

          - HealthCare Financial Partners, Inc.;

          - UniCapital Corporation;

          - Financial Federal Corporation;

          - DVI, Inc.;

          - First Sierra Financial, Inc.;

          - T&W Financial Corporation; and

          - LINC Capital, Inc.

These selected companies were chosen because they are publicly traded companies with operations that may be considered similar to Sirrom for analysis purposes. Goldman Sachs calculated and compared various financial multiples and ratios. The multiples of Sirrom were calculated using a price based on an exchange ratio of 0.1634 FINOVA shares per share of Sirrom common stock and $53.94 per share of FINOVA common stock (the closing per share price of FINOVA common stock on the NYSE on December 31, 1998). The multiples and ratios for Sirrom were based on information provided by Sirrom's management. The multiples for each of the selected companies were based on the most recent publicly available information.

     For these selected companies, Goldman Sachs considered estimated calendar year 1998 and 1999 price/earnings ratios, based on the latest median estimates provided by the Institutional Brokers Estimate System ("IBES"). For calendar year 1998, these estimated ratios ranged from 15.2x to 26.2x (with a median of 18.3x) for the first group of companies listed, and from 5.5x to 23.1x (with a median of 13.1x) for the second group of companies listed. For calendar year 1999, these estimated ratios ranged from 13.2x to 20.7x (with a median of 15.8x) for the first group of companies listed, and from 3.3x to 18.4x (with a median of 10.3x) for the second group of companies listed. The comparable estimated ratios for Sirrom were 7.5x for calendar 1998 and 8.2x for calendar 1999.

     Goldman Sachs also considered the price to stated book value ratios, which ranged from 1.73x to 4.21x (with a median of 2.29x) for the first group of companies listed and from 0.52x to 2.98x (with a median of 1.60x) for the second group of companies listed, compared to 1.05x (assuming a post-tax projected write-off) and 1.13x (assuming a pre-tax projected write-off) for Sirrom. Additionally, the price to tangible book value ratios ranged from 1.83x to 5.87x (with a median of 3.52x) for the first group of companies listed and from 1.30x to 3.33x (with a median of 1.89x) for the second group of companies listed, compared to 1.05x (assuming a post-tax projected write-off) and 1.13x (assuming a pre-tax projected write-off) for Sirrom.

     Goldman Sachs also considered the premium to managed accounts receivables, which ranged from 9.3% to 49.5% (with a median of 21.2%) for the first group of companies listed and from 10.0% to 67.9% (with a median of 31.7%) for the second group of companies listed, compared to 2.5% (assuming a post-tax projected write-off) and 6.6% (assuming a pre-tax projected write-off) for Sirrom.

     - Sensitivity Analysis. Goldman Sachs performed a net present value sensitivity analysis using Sirrom's management projections. Goldman Sachs calculated Sirrom's terminal values in the year 2001 based on multiples ranging from 4.0x to 20.0x. These terminal values were then discounted to present value using discount rates from 10% to 20%. This analysis produced implied values ranging from $2.12 to $13.76 per share of Sirrom common stock.

     - Selected Transactions Analysis. Goldman Sachs analyzed certain information for selected transactions in the commercial finance industry since 1993. This analysis indicated that, for the selected transactions, the aggregate consideration as a multiple of (a) the latest twelve months ("LTM") net income of the target company ranged from 10.9x to 34.5x (with a median of 14.3x) as compared to a negative LTM net income multiple for the aggregate consideration to be paid in the merger and (b) common equity of the target company ranged from 1.1x to 4.9x (with a median of 2.2x) as compared to 1.05x (assuming a post-tax projected write-off) and 1.13x (assuming a pre-tax projected write-off) for the aggregate consideration to be paid in the merger. This analysis also indicated, for the selected transactions, that the aggregate consideration represented a premium to managed receivables ranging from 2% to 74% (with a median of 14%), as compared to 2.5% (assuming a post-tax projected write-off) and 6.6% (assuming a pre-tax projected write-off) for the merger.

     - Pro Forma Merger Analysis. Goldman Sachs prepared pro forma analyses of the financial effect of the merger. Using earnings estimates for Sirrom prepared by its management and for FINOVA based on certain limited discussions, referred to above, with FINOVA management for the years 1999 and 2000, Goldman Sachs compared the earnings per share ("EPS") of Sirrom, on a standalone basis, to the EPS of the combined company on a pro forma basis. Goldman Sachs performed this analysis based on an exchange ratio of 0.1634 FINOVA shares per share of Sirrom common stock and $53.94 per share (the per share price of FINOVA common stock on December 31, 1998) of FINOVA common stock under the following scenarios, with each scenario using varying pre-tax synergy estimates of $0.0, $2.5 and $5 million:

        - consideration to be paid 100% in stock, 0% in assumption of debt;

        - consideration to be paid 75% in stock, 25% in assumption of debt; and

        - consideration to be paid 50% in stock, 50% in assumption of debt.

     Based on these analyses, the proposed transaction would be accretive to FINOVA's shareholders on an EPS basis in all of the above scenarios in the years 1999 and 2000. The accretion ranged from 1.1% to 4.2% for calendar year 1999, and from 1.2% to 4.9% for calendar year 2000.

     - Contribution Analysis. Based on Sirrom management's consensus financial forecasts for Sirrom and IBES estimates for FINOVA, Goldman Sachs reviewed certain historical and estimated future operating and financial information (including, among other things, net income, book value and total assets) for Sirrom, FINOVA, and the pro forma combined company. The analysis indicated that Sirrom shareholders would receive 9.9% of the outstanding common equity of the pro forma combined company. The analysis further indicated that Sirrom would contribute: 6.1% to the pro forma combined assets, 5.4% to the pro forma combined net loans, 0.0% to the pro forma combined reserves, 3.0% to the pro forma combined debt, 24.5% to the pro forma combined equity, 12.3% to the pro forma combined 1999 estimated net income and 12.2% to the pro forma combined 2000 estimated net income.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all those analyses. No company or transaction used in the above analyses as a comparison is identical to Sirrom or FINOVA or the contemplated transaction. The analyses were prepared solely for purposes of Goldman Sachs' providing its opinion to the Sirrom board as to the fairness, as of the date of the opinion, of the exchange ratio pursuant to the merger agreement from a financial point of view to the holders of Sirrom common stock and are not appraisals or necessarily reflective of the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. The analyses are inherently subject to uncertainty because they are based on numerous factors or events beyond the control of the parties or their respective advisors. Therefore, Sirrom, FINOVA, Goldman Sachs and any other person do not assume responsibility if future results are materially different from those forecast.

     As described above, Goldman Sachs' opinion to the Sirrom board was one of many factors considered by the Sirrom board in determining to approve the merger agreement. The foregoing summary is not a complete description of the analyses performed by Goldman Sachs and is qualified by reference to the written opinion of Goldman Sachs set forth in Appendix B hereto.

     Goldman Sachs, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Goldman Sachs is familiar with Sirrom because it acted as its financial advisor in connection with, and participated in certain of the negotiations leading to, the merger agreement. Goldman Sachs has also provided certain investment banking services to FINOVA and its subsidiaries from time to time, including recently acting as lead manager of the $25 million medium term note offering in August 1998 and as co-manager of the $300 million 6.250% note offering in October 1998. Goldman Sachs may provide investment banking services to FINOVA in the future. Goldman Sachs is a full service securities firm and may from time to time effect transactions, for its own account or the account of customers, and hold positions in securities or options on securities of Sirrom and FINOVA.

     Under a letter agreement dated May 5, 1998, Sirrom engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transaction. Sirrom paid an initial fee of $250,000 upon the execution of the letter agreement. Under the terms of the letter agreement, Sirrom agreed that if at least 50% of the outstanding shares of Sirrom common stock or the assets of Sirrom (based on book value) are acquired in one or a series of transactions, Sirrom will pay Goldman Sachs, upon consummation of each transaction, an additional transaction fee determined by a formula set forth in the letter agreement. Based upon the average of the last sales prices for FINOVA common stock on the five trading days ending March 1, 1999 of $51.4125, the additional transaction fee would be approximately $1.77 million. Sirrom has also agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorneys' fees, and to indemnify Goldman Sachs against certain liabilities, including certain liabilities under the federal securities laws.

Robinson-Humphrey Opinion

     The Sirrom board retained Robinson-Humphrey to advise it with respect to the fairness to the Sirrom shareholders, from a financial point of view, of the exchange ratio. Robinson-Humphrey is a nationally recognized investment banking firm and was selected by Sirrom's board based on Robinson-Humphrey's experience and expertise. As part of its investment banking business, Robinson-Humphrey is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

     At the January 3, 1999, meeting of the Sirrom board, Robinson-Humphrey delivered its oral opinion and subsequently on January 6, 1999, delivered its written opinion that, based upon and subject to various considerations set forth in that opinion, as of January 6, 1999, the exchange ratio agreed to in the proposed transaction was fair to the Sirrom shareholders from a financial point of view. No limitations were imposed by the Sirrom board upon Robinson-Humphrey about the investigations made or the procedures followed by Robinson-Humphrey in rendering its opinion. All references below to Robinson-Humphrey's opinion refer to Robinson-Humphrey's written opinion dated January 6, 1999, unless otherwise indicated.

     The full text of the opinion of Robinson-Humphrey, which sets forth the assumptions made, matters considered and limits on the review undertaken, appears as Appendix C to this proxy statement/prospectus and is incorporated into this document by reference. Sirrom shareholders are urged to read all of that opinion carefully. Robinson-Humphrey's opinion describes only the fairness of the proposed exchange ratio from a financial point of view, is intended solely for the use and benefit of the Sirrom board and is not a recommendation to any Sirrom shareholder as to how such shareholder should vote. The summary of the opinion of Robinson-Humphrey set forth in this proxy statement/prospectus is qualified in its entirety by references to the full text of such opinion.

     In arriving at its opinion, Robinson-Humphrey reviewed and analyzed (1) the merger agreement, (2) relevant publicly available information concerning Sirrom and FINOVA, (3) financial and operating information of the business, operations and prospects of Sirrom and FINOVA furnished by Sirrom and FINOVA, (4) trading histories of Sirrom common stock and FINOVA common stock, (5) a comparison of the historical financial results and present financial condition of Sirrom and FINOVA with those of other companies which were deemed relevant, (6) publicly available projected financial information on FINOVA and projected financial information provided by Sirrom management with respect to Sirrom, (7) a comparison of the financial terms of the merger with the terms of certain other relevant recent transactions, and (8) historical data relating to percentage premiums paid in acquisitions of publicly traded companies. In addition, Robinson-Humphrey has had discussions with the management of Sirrom and FINOVA about their businesses, operations, assets, present condition and future prospects, and undertook such other studies, analyses and investigations, as were deemed appropriate.

     Robinson-Humphrey has assumed and relied upon the accuracy and completeness of the financial and other information used in arriving at its opinion without independent verification. With respect to the future financial performance of FINOVA, Robinson-Humphrey was directed by Sirrom to rely on publicly available estimates of research analysts and, with Sirrom's knowledge, Robinson-Humphrey has assumed that such estimates are a reasonable basis upon which to evaluate the future financial performance of FINOVA, and that FINOVA will perform substantially in accordance with such estimates. In arriving at its opinion, Robinson-Humphrey has not conducted a physical inspection of the properties and facilities of Sirrom or FINOVA and has not made nor obtained any evaluations or appraisals of the assets or liabilities of Sirrom or FINOVA.

     Sirrom has informed Robinson-Humphrey and Robinson-Humphrey has assumed that the merger will be recorded using the purchase method of accounting. Robinson-Humphrey's opinion was necessarily based upon market, economic and other conditions as they may have existed and could be evaluated as of January 6, 1999. The financial markets in general and the markets for the securities of Sirrom and FINOVA, in particular, are subject to volatility, and Robinson-Humphrey's opinion did not address potential developments in the financial markets or the markets for the securities of Sirrom or FINOVA after that date. The opinion did not address the underlying business decision of Sirrom to effect the proposed transaction. Robinson-Humphrey assumed that the proposed transaction would be consummated on the terms described in the merger agreement, without any waiver of any material terms or conditions by Sirrom or FINOVA.

     In connection with the preparation of its fairness opinion, Robinson-Humphrey performed certain financial and comparative analyses, the material portions of which are summarized below. The summary set forth below includes the financial analyses used by Robinson-Humphrey and deemed to be material, but is not a complete description of the analyses performed by Robinson-Humphrey in arriving at its opinion. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to partial analysis or summary description. In addition, Robinson-Humphrey believes that its analyses must be considered as an integrated whole, and selecting portions of such analyses and the factors considered by it, without considering all of such analyses and factors, could create a misleading or an incomplete view of the process underlying its analyses set forth in the opinion. In performing its analyses, Robinson-Humphrey made numerous assumptions about industry performance, general business and economic conditions and other matters, many of which are beyond the control of Sirrom or FINOVA. Any estimates contained in such analyses are not necessarily indicative of actual past or future results or values, which may be significantly more or less favorable than as set forth in the analyses. Estimates of values of companies or parts of companies are not appraisals or necessarily reflect the price at which such companies or parts may actually be sold, and such estimates are inherently subject to uncertainty. No public company used as a comparison is identical to Sirrom or FINOVA. An analysis of the results of such a comparison is not mathematical; rather, it involves complex considerations and judgements concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading values of companies to which Sirrom and FINOVA are being compared.

     The following is a summary of certain analyses performed by Robinson-Humphrey in connection with rendering its opinion.

     - Comparable Public Company Analysis. Robinson-Humphrey compared certain publicly available financial, operating and market valuation data for selected public companies in the investment company industry to the corresponding data for Sirrom. Robinson-Humphrey also compared certain publicly available financial, operating and market valuation data for Sirrom to the corresponding data for the proposed exchange ratio. Robinson-Humphrey considered the following public investment company firms:

        - Allied Capital Corporation,

        - American Capital Strategies, Ltd.,

        - Bando McGlocklin Capital Corporation,

        - DVI, Inc.,

        - Financial Federal Corporation,

        - First Sierra Financial, Inc.,

        - Linc Capital, Inc.,

        - PMC Capital, Inc.,

        - T & W Financial Corporation, and

        - UniCapital Corporation.

Robinson-Humphrey calculated various financial ratios and valuation multiples based upon the closing prices of the common stock of the comparable companies as of December 31, 1998 and the most recent publicly available information for the various companies. The following valuation ratios were used in determining ranges of implied equity values of Sirrom:

     - price per share to 1998 and 1999 EPS estimates as reported by industry analysts,

     - price per share to book value per share and

     - 1999 price/earnings ratio to five-year anticipated growth rates as reported by industry analysts.

Robinson-Humphrey applied these multiples to Sirrom's 1998 and 1999 net income projections prepared by Robinson-Humphrey's research department and Sirrom's management, to Sirrom's five-year anticipated growth rate as reported by industry analysts and to Sirrom's book value as of September 30, 1998, and an adjusted book value for Sirrom assuming certain loan write-downs. Using the listed multiples, Robinson-Humphrey calculated implied equity values per fully-diluted share ranging from $6.43 to $15.99. Robinson-Humphrey then calculated the average implied equity values per fully-diluted share. The average implied equity value per fully-diluted share was $10.18 using all the valuation methods discussed above. The average implied equity value per fully-diluted share was $6.99 using only the earnings multiples. Finally, the average implied equity value per fully-diluted share was $6.62 using the future earnings multiples only.

     - Analysis of Selected Mergers and Acquisitions. Robinson-Humphrey reviewed and compared the consideration paid in 13 selected mergers and acquisitions in the specialty finance industry with transaction values ranging from $100 million to $500 million since January 1995, including:

        - Norwest Corp.'s acquisition of Foothill Group, Inc.,

        - H&R Block's acquisition of Option One Mortgage Company,

        - First Charter Corp.'s acquisition of HFNC Financial Corporation,

        - AMRESCO, Inc.'s acquisition of Mortgage Investors Corporation and various other acquisitions involving specialty finance targets.

Robinson-Humphrey compared transaction equity value to most recent book value and LTM net income. Robinson-Humphrey then applied the resulting transaction multiples to Sirrom's book value, adjusted book value assuming certain loan write-downs and LTM net income as of September 30, 1998. Robinson-Humphrey derived implied equity values per fully-diluted share using the average multiples from mergers and acquisitions involving the selected targets. Robinson-Humphrey computed implied equity values per fully-diluted share ranging from $9.95 to $17.15 using these specialty finance multiples. Robinson-Humphrey then calculated average implied equity values per fully-diluted share. The average implied equity value per fully-diluted share was $13.94.

     - Acquisition Premiums Analysis. Robinson-Humphrey analyzed the premiums paid for 13 recent mergers and acquisitions of specialty finance companies with transaction values in the range of $100 million to $500 million that were announced between January 1, 1995 and December 22, 1998. The average premiums paid over the targets' stock prices four weeks before the announcement date, one week before the announcement date and one day before the announcement date were 32.8%, 18.6% and 21.5%, respectively. Robinson-Humphrey applied the premium to Sirrom's stock price as of November 25, 1998 (four weeks before the originally proposed announcement date of December 23, 1998), December 16, 1998 (one week before the proposed announcement date) and December 22, 1998 (one day before the proposed announcement date). The implied per share values based on the average percent premium paid compared to four weeks, one week and one day before the announcement date applied to Sirrom's stock price on the corresponding dates listed above were $6.57, $5.53 and $4.98, respectively.

     - Net Present Value Analysis. Robinson-Humphrey performed a net present value calculation using Sirrom management's financial projections to estimate the net present value of Sirrom's common stock. Robinson-Humphrey calculated a range of net present values of Sirrom's share price as of December 31, 2001 using discount rates ranging from 15% to 20% and multiples ranging from 10x to 12x projected net income for 2001. Using these methodologies, Robinson-Humphrey arrived at an indicated range of net present value per share of Sirrom common stock from $5.48 to $7.47 with an average of $6.42.

     - Pro Forma Merger Analysis. Robinson-Humphrey reviewed certain pro forma financial effects on FINOVA resulting from the proposed transaction for the projected fiscal years ending December 31, 1999 and 2000. At Sirrom's direction, Robinson-Humphrey performed this analysis using projections for 1999 and 2000 provided by a consensus of Wall Street analysts and Sirrom management for FINOVA and Sirrom. This analysis was based upon certain assumptions, including that the projections provided to Robinson-Humphrey by the management of Sirrom and the estimates for FINOVA were reasonably accurate. Robinson-Humphrey assumed $4 million in pre-tax synergies resulting from the transaction in 1999 and $10 million in pre-tax synergies resulting from the transaction in 2000. Sirrom's management agreed on these synergies estimates. Using both the analysts' projections for FINOVA and the managements' projections for Sirrom, in each of the years analyzed, the proposed transaction would be accretive to FINOVA's projected earnings per share. Robinson-Humphrey assumed that the proposed transaction would be accounted for under the purchase method of accounting.

     - Information Concerning Sirrom Services' Financial Advisor. In the past, Robinson-Humphrey has been engaged by Sirrom as an underwriter, private placement agent and financial advisor and has received customary fees for its services. In the ordinary course of Robinson-Humphrey's business, Robinson-Humphrey and its affiliates actively trade in Sirrom's common stock for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or a short position in such securities.

     Pursuant to a letter agreement dated December 4, 1998, Sirrom engaged Robinson-Humphrey to provide investment banking advice and services to Sirrom in connection with Sirrom's review and analysis of a potential business combination involving Sirrom and FINOVA. If the purchase of more than 50% of the outstanding common stock or the assets, based on the book value, of Sirrom was accomplished by FINOVA in one or a series of transactions, including, but not limited to, private or open market purchases of stock, a tender offer, a merger or a sale by Sirrom of its stock or assets, Sirrom agreed to pay Robinson-Humphrey a fee of:

     - 0.47% of the aggregate consideration paid in such transaction or transactions of the amount of aggregate consideration which is less than or equal to $11.00 times the number of outstanding shares of Sirrom's common stock on a fully-diluted basis, plus

     - 0.60% of the amount by which the aggregate consideration exceeds $11.00 times those outstanding shares, but is less than or equal to $13.00 times those outstanding shares, plus

     - 1.25% of the amount by which the aggregate consideration paid exceeds $13.00 times those outstanding shares.

Robinson-Humphrey also agreed to undertake as part of the services rendered under this letter agreement, a study to enable Robinson-Humphrey to render an opinion as to the fairness of the financial consideration to be received by the Sirrom shareholders or Sirrom, as the case may be, in connection with the sale of more than 50% of the outstanding common stock of Sirrom. Pursuant to the letter agreement, Sirrom has agreed to reimburse Robinson-Humphrey for reasonable expenses incurred by Robinson-Humphrey, including fees and disbursements of counsel, and to indemnify Robinson-Humphrey against certain liabilities in connection with its engagement.

FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     The following summary discloses some of the federal income tax consequences of the merger. The summary is based upon the Internal Revenue Code, applicable Treasury regulations and administrative rulings and judicial authority as of the date of this document. All of the foregoing are subject to change, possibly with retroactive effect, and the change could affect the continuing validity of the discussion. The discussion assumes that Sirrom shareholders hold their shares as capital assets. Further, the discussion does not address the tax consequences that may be relevant to a particular Sirrom shareholder subject to special treatment under federal income tax laws, like dealers in securities, traders in securities that elect to use a mark-to-market method of accounting, non-United States persons, tax-exempt organizations, Sirrom shareholders who acquired shares of Sirrom common stock through the exercise of options, grants of performance shares under Sirrom's equity-based compensation plans or otherwise as compensation or through a tax-qualified retirement plan, or shareholders that hold Sirrom common stock as part of a straddle or conversion transaction. The discussion does not address any consequences arising under the laws of any state, locality or foreign jurisdiction.

     Bass, Berry & Sims PLC, tax counsel to Sirrom, will deliver an opinion to Sirrom dated the closing date to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Morgan, Lewis & Bockius, LLP, tax counsel for FINOVA, will deliver an opinion to FINOVA dated the closing date to the effect that the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. The opinions of Bass, Berry & Sims PLC and Morgan, Lewis & Bockius LLP are based on various assumptions and on certain factual representations of FINOVA, Sirrom and FINOVA Newco and are not binding on the IRS or on any court. Accordingly, no assurance can be given that the IRS will not challenge the opinions of Bass, Berry & Sims PLC or Morgan, Lewis & Bockius, LLP or that any such challenge would not be successful.

Tax Consequences to Sirrom Shareholders

     Sirrom shareholders will not recognize income, gain or loss upon the receipt of FINOVA common stock in exchange for their shares of Sirrom common stock pursuant to the merger. The aggregate tax basis of the shares of FINOVA common stock received by Sirrom shareholders, including any fractional share of FINOVA common stock for which cash is received, will be the same as the tax basis of the shares of Sirrom common stock exchanged for the FINOVA common stock. The holding period of the shares of FINOVA common stock received by Sirrom shareholders will include the holding period of Sirrom common stock exchanged for the FINOVA common stock. Cash received by a shareholder of Sirrom in lieu of a fractional share of FINOVA common stock will be treated as received in exchange for the fractional interest, and gain or loss will be recognized in an amount equal to the difference between the amount of cash received and the portion of the shareholder's adjusted tax basis in the shares of Sirrom common stock allocated to such fractional share. This gain or loss generally will be treated as capital gain or loss if the shareholder holds its Sirrom common stock as a capital asset at the effective time.

     Because FINOVA is not an RIC under subchapter M of the Internal Revenue Code, Sirrom shareholders should not anticipate receiving a dividend each year of investment company taxable income as has been the case with Sirrom common stock. Instead, see the discussion of dividends on page 9.

Tax Consequences to Sirrom, FINOVA and FINOVA Newco

     No income, gain or loss will be recognized by any of Sirrom, FINOVA and FINOVA Newco in connection with the merger. Under the merger agreement, from January 1, 1999 until the effective time, Sirrom will operate as if it were not an RIC for federal income tax purposes, except to the extent necessary to maintain its status as an RIC for the year ended December 31, 1998 and to avoid federal excise tax for any period ending on or before December 31, 1998. Sirrom shareholders should not anticipate receiving a dividend in 1999 of investment company taxable income. Furthermore, because Sirrom will no longer be an RIC for tax periods beginning after the effective time, Sirrom will become subject to federal income tax on its corporate level income as a C corporation.

     THE DISCUSSION ABOVE DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT TO THE MERGER. THUS, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND THE EFFECT OF FEDERAL, STATE, LOCAL AND OTHER APPLICABLE TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

REQUIRED REGULATORY FILINGS AND APPROVALS

Antitrust

     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and its related rules, (the "HSR Act"), the merger cannot be completed until the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division") have received notifications and required information and specified waiting periods have expired. FINOVA and Sirrom filed notification and report forms under the HSR Act with the FTC and the Antitrust Division on February 5, 1999, and the waiting period under the HSR Act expired on February 18, 1999.

     At any time before or after completion of the merger, the Antitrust Division or the FTC or any state could take any action under the antitrust laws as it deems necessary or desirable in the public interest. The actions could include seeking to enjoin the completion of the merger or seeking divestiture of substantial assets of FINOVA or Sirrom. These actions also could include seeking to enjoin the completion of the merger or seeking divestiture of Sirrom or businesses of FINOVA or Sirrom by FINOVA. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

Filings Required Under the 1940 Act

     Under the 1940 Act and the related rules, Sirrom will file a withdrawal of its election to be regulated as a business development company. The withdrawal of this election requires prior approval by the Sirrom shareholders and is effective upon filing. In addition, SII and SFC will file with the Securities and Exchange Commission ("SEC") an application pursuant to the 1940 Act requesting an SEC order declaring that each entity has ceased to be an investment company under the 1940 Act. Receipt of this order is a condition to the merger.

Small Business Administration

     SII is licensed as a small business investment company by the SBA. Under the Small Business Investment Act of 1958, as amended (the "SBIA"), and the rules and regulations under the SBIA (the "SBA Regulations"), SII must obtain the SBA's approval before consummating the merger. An informal request for approval has been made. We expect to file for formal approval during the first week of March 1999.

BIDCO

     Sirrom is licensed as a business and industrial development company by the Tennessee Department of Financial Institutions. Under the Tennessee BIDCO Act, as amended, and the related rules, Sirrom must obtain the approval of the Tennessee Commissioner of Financial Institutions before completing the merger. The commissioner will approve the merger if he finds that:

     - the merger will be on a sound financial basis for FINOVA;

     - it is reasonable to believe that FINOVA will comply with the Tennessee BIDCO Act when the merger is completed; and

     - the merger will not have a detrimental impact on competition in providing financing assistance to business firms.

     A formal request for this approval was made on January 28, 1999.

RESALE OF FINOVA COMMON STOCK; RESTRICTIONS ON SIRROM AFFILIATES

     FINOVA common stock received in the merger will be freely transferrable, except for shares of FINOVA common stock received by any "affiliate" of Sirrom prior to the merger under SEC Rule 145. Affiliate shares will not be transferrable except in compliance with the Securities Act. The term "affiliate" is defined in the Securities Act and generally includes directors, certain executive officers and beneficial owners of 10% or more of a class of capital stock. This proxy statement/prospectus does not cover sales of FINOVA common stock by any person deemed an affiliate.

MANAGEMENT AND OPERATIONS FOLLOWING THE MERGER

     When the merger becomes effective, Sirrom will operate as a wholly owned subsidiary of FINOVA, and will continue its corporate existence under the laws of the State of Tennessee. The FINOVA board and the FINOVA officers will remain unchanged after the merger. The Sirrom shareholders will become shareholders of FINOVA, and their rights as shareholders will be governed by the FINOVA certificate of incorporation (the "FINOVA Certificate"), the FINOVA bylaws (the "FINOVA Bylaws") and the laws of the State of Delaware. See "Comparison of Rights of Sirrom Shareholders and FINOVA Shareholders."

     After the merger, FINOVA may cause Sirrom to be merged with and into FINOVA Capital or cause Sirrom to be a wholly owned subsidiary of FINOVA Capital. If either event occurs, Sirrom would become part of FINOVA Capital.

NO APPRAISAL RIGHTS

     Sirrom shareholders are not entitled to any appraisal rights under the TBCA because Sirrom common stock is listed on the NYSE.

ACCOUNTING TREATMENT

     FINOVA will account for the merger under the purchase method of accounting under GAAP. Under the purchase method of accounting, the purchase price for Sirrom will be allocated to the assets acquired and liabilities assumed based upon their estimated fair values. The excess purchase consideration, if any, will be allocated to goodwill.

PUBLIC TRADING MARKETS

     Sirrom common stock is currently listed on the NYSE under the symbol "SIR." Upon completion of the merger, Sirrom common stock will be delisted from the NYSE and deregistered under the Exchange Act. FINOVA common stock currently is listed on the NYSE under the symbol "FNV." FINOVA will apply to list the shares of FINOVA common stock to be issued in the merger on the NYSE. The authorization for listing on the NYSE upon official notice of issuance of the shares of FINOVA common stock issuable to Sirrom shareholders under the merger agreement is a condition to the completion of the merger. See "The Merger Agreement -- Conditions of the Merger."

VOTING AGREEMENT

Voting and Proxies

     As an inducement and condition to the willingness of FINOVA to enter into the merger, each of the directors of Sirrom, in their capacity as shareholders, and Sirrom Partners, entered into a voting agreement with FINOVA. Under the voting agreement, each shareholder agreed to vote all of his or its shares of Sirrom common stock in favor of:

     - the adoption of the merger agreement and the approval of the merger; and

     - the approval of any other transactions contemplated by the merger agreement.

and against

     - any other merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Sirrom;

     - any other acquisition proposal made by a third party; and

     - any amendment to the Sirrom Charter or Sirrom Bylaws or any other transaction or proposal that would in any way impede, frustrate, prevent or nullify the merger agreement with FINOVA or any other transaction contemplated by the merger agreement.

Each signing shareholder also granted certain officers of FINOVA an irrevocable proxy coupled with an interest to vote his or its shares for and against these same proposals.

     On January 6, 1999, the date of the voting agreement, these shareholders collectively held 5,421,958 shares, representing approximately 14.6% of the combined voting power of the outstanding capital stock of Sirrom (6,847,037 shares, or 17.71%, including vested and unvested options). Together, these shareholders are able to significantly influence the vote on the approval and adoption of the merger agreement and the transactions contemplated thereby.

Prohibited Actions

     Pursuant to the voting agreement, each signing shareholder agreed not to initiate or solicit any inquiries or the making of any proposal that would constitute or could lead to an acquisition proposal or participate in any discussions or negotiations regarding an acquisition proposal. The voting agreement does not prohibit a signing shareholder from soliciting, facilitating or participating in any discussions in his capacity as an officer or director of Sirrom as permitted by the merger agreement.

     Each signing shareholder also agreed not to:

     - sell, assign, transfer, pledge or otherwise dispose of any of his or its shares, except to any sibling or immediate family member if the sibling or family member agrees to be bound by the voting agreement;

     - enter into any contract, option or other arrangement to sell, transfer, pledge or otherwise dispose of his or its shares;

     - enter into any other voting arrangement whether by proxy, agreement or trust; or

     - take any other action that would restrict, limit or interfere with his or its obligation under the voting agreement.

Termination

     The voting agreement will terminate upon the earliest to occur of the closing of the merger or termination of the merger agreement. However, if the merger agreement is terminated by FINOVA because (1) Sirrom breaches any of its representations, warranties or covenants under the merger agreement, (2) Sirrom's board withdraws or modifies its recommendation of the merger agreement or (3) Sirrom's shareholders fail to approve the merger and an acquisition proposal by a third party has been made prior to the termination, then the voting agreement will terminate upon the earliest of four months following the termination or the date on which FINOVA receives the termination fee.

          INTERESTS OF EXECUTIVE OFFICERS AND DIRECTORS IN THE MERGER

     In considering the recommendation of the Sirrom board to vote in favor of the merger, merger agreement and the related withdrawal of Sirrom's election to be treated as a business development company, you should be aware that certain officers of Sirrom, including some officers who are also directors, have interests in the merger that are different from, or in addition to, your interests generally. Two executive officers of Sirrom, George M. Miller, II, and Christopher H. Williams, were also members of the Sirrom board when the Sirrom board approved the merger.

CONFIDENTIALITY, NON-COMPETITION AND NON-SOLICITATION AGREEMENTS AND SEVERANCE COMPENSATION AND CONSULTING AGREEMENTS

     As a condition to FINOVA's and FINOVA Newco's obligations to effect the merger, three executive officers of Sirrom, George M. Miller, II, David M. Traversi and Carl W. Stratton have entered into Confidentiality, Non-Competition and Non-Solicitation Agreements, more commonly referred to as the non-competition agreements. Two of the officers, Messrs. Traversi and Stratton, also entered into Severance Compensation and Consulting Agreements, more commonly referred to as the severance agreements.

     Under the non-competition agreements, each officer will be restricted, for a term of three years from the effective time of the merger, from any involvement with a business that primarily provides loans, convertible debt and equity linked debt and other financing of a type commonly referred to as mezzanine loans ranging from $500,000 to $10,000,000. Each officer may, however, be involved with entities whose primary business does not involve making mezzanine loans, so long as the officer refrains from involvement in the entity's mezzanine loan business. The terms of the non-competition agreements also require that each officer refrain, for a period of three years from the effective time of the merger, from soliciting any entity that had been a portfolio company of Sirrom at the effective time, or two years before the effective time, or whose identity as a potential customer of Sirrom was known by the officer at the effective time. Each officer is also required under the non-competition agreements to retain in confidence any and all confidential, non-public information pertaining to Sirrom and its business. Finally, each officer agreed that for a period of three years from the effective time of the merger, he would not attempt to hire or offer employment, or induce any other person to hire or offer employment, to any Sirrom employee who is employed by FINOVA after the effective time. In consideration for the non-competition agreements Messrs. Miller, Traversi and Stratton will receive payments from Sirrom at the effective time in the amounts of $4.5 million, $2.475 million and $2.3 million, respectively.

     Messrs. Traversi and Stratton have also entered into severance agreements with Sirrom under which the executives' employment with Sirrom will be terminated at the effective time. Notwithstanding the executives' termination, each executive agreed to assist FINOVA and Sirrom in the transition associated with the merger. Mr. Stratton also agreed to provide consulting services to Sirrom for a period of three months following the effective time of the merger in consideration for a consulting fee of $300,000.

     In consideration for entering into the severance agreements, Messrs. Traversi and Stratton will receive payments from Sirrom at the effective time in the amounts of $275,000 and $300,000, respectively. For 1998, Sirrom paid salary and bonus to Messrs. Traversi and Stratton of $475,000 and $300,399, respectively. The severance agreements also provide that any excise tax payable by each officer under Section 4999 of the Internal Revenue Code and all excise taxes and federal, state and local income taxes related to the payment of the excise tax will be paid by FINOVA.

SIRROM STOCK OPTIONS

     The merger agreement provides that, at the effective time, each outstanding and unexercised option to purchase Sirrom common stock will be assumed by FINOVA and converted into an option to purchase shares of FINOVA common stock on the same terms as are in effect for the original option, adjusted as follows. FINOVA will issue options to purchase shares of FINOVA common stock equal to the original number of options to purchase shares of Sirrom common stock multiplied by the exchange ratio. The exercise price per share subject to each option will be the original exercise price divided by the exchange ratio.

     Under the existing terms of all of the Sirrom stock option plans, each option to purchase Sirrom common stock will become fully vested and exercisable at the effective time. Any option not exercised will be assumed and converted into an immediately exercisable option to purchase FINOVA common stock on the terms described above. In addition, the one-year sale restriction from the date of grant that applies to repriced options will cease to apply when the merger is completed.

Caution: If an option holder exercised incentive stock options and sold the underlying shares sooner than two years from the original grant date or one year from the exercise date, incentive stock options would lose their beneficial tax status for the holder.

     The following table sets forth information on the number of vested options and the acceleration of exercisability of options for each of the executive officers of Sirrom and all executive officers as a group.

                                               NUMBER OF                                 VALUE AT
                             NUMBER OF          UNVESTED             WEIGHTED        FEBRUARY 26, 1999
                               VESTED      SIRROM OPTIONS AT         AVERAGE           OF ALL SIRROM
                               SIRROM      FEBRUARY 26, 1999    EXERCISE PRICE PER        OPTIONS
                             OPTIONS AT       WHICH BECOME       SHARE OF VESTED        EXERCISABLE
                            FEBRUARY 26,   EXERCISABLE AT THE      AND UNVESTED        AT EFFECTIVE
                                1999         EFFECTIVE TIME       SIRROM OPTIONS          TIME(1)
                            ------------   ------------------   ------------------   -----------------
George M. Miller, II......    424,528            800,152             $3.5625            $4,362,921
David M. Traversi.........    155,000            227,500              3.5625             1,362,656
David M. Resha............    140,000             75,000              3.5625               765,938
Carl W. Stratton..........    118,000             77,500              3.5625               696,469
Christopher H. Williams...         --                 --                  --                    --
H. Hiter Harris, III......         --                 --                  --                    --
All executive officers as
  a Group (6 persons).....    837,528          1,180,152             $3.5625            $7,187,984

-------------------------
(1) Value is based upon the closing sale price for Sirrom common stock on the NYSE on February 26, 1999, less the weighted average exercise price per share of vested and unvested Sirrom stock options. For a more recent quote of the closing sale price of Sirrom common stock, see "Market Price and Dividend Information."

     Each director of Sirrom was granted options to purchase Sirrom common stock in June 1998 with an exercise price of $23.625 per share. As a result of the merger, the vesting of these options will accelerate.

EMPLOYMENT AGREEMENTS WITH HARRIS WILLIAMS EMPLOYEES

     As a condition to FINOVA's and FINOVA Newco's obligations to effect the merger, five officers, the "executives," of Harris Williams have entered into three year employment agreements with Sirrom, as the surviving corporation in the merger, and Harris Williams. One of the Harris Williams executives, Christopher H. Williams, is an executive officer and director of Sirrom. Another Harris Williams executive, H. Hiter Harris, III, is an executive officer of Sirrom. The employment agreements become effective at the effective time of the merger. The obligations of Sirrom and Harris Williams under the employment agreements have been guaranteed by FINOVA. The Harris Williams employment agreements provide for payment of a base salary, a bonus payment based on annual revenues, subject to a minimum, certain benefits as may generally be offered to other employees with similar responsibilities and performance, and options to purchase shares of FINOVA common stock. The merger agreement and the employment agreements contain certain understandings among FINOVA, Sirrom and Harris Williams about the conduct of Harris Williams' business after the merger.

     The Harris Williams employment agreements restrict each executive from competing with Harris Williams during the term of the agreement and for a period of one year after termination of employment. The executives are also restricted from soliciting any employees or current or actively solicited customers of Harris Williams for a period ending on the later of one year after consummation of the merger or one year after termination of the executive's employment with Harris Williams. Additionally, the employment agreements restrict the executive from disclosing any non-public confidential information regarding FINOVA or any of its subsidiaries or their businesses. The executive's non-competition obligation for a period of one year after termination of employment is conditioned upon the payment of a specified non-competition payment for the one year term. The Harris Williams employment agreements also provide for the implementation of a retention plan in the amount of approximately $6.5 million, which will be paid to and divided among certain Harris Williams employees, including the executives, in three consecutive annual installments beginning with the first anniversary of the consummation of the merger.

     The term of each employment agreement will commence on the date of the effective time of the merger and continue until the earliest of:

     - three years from that date;

     - the date of termination of the employee's employment due to a default by Harris Williams or Sirrom or termination of the executive's employment without cause;

     - termination by Harris Williams for cause;

     - resignation by the executive; or

     - the executive's death or disability.

     If the executive's employment is terminated due to a default by Harris Williams or Sirrom or termination of the executive's employment without cause, then the executive generally is entitled to receive payment in an amount equal to the base salary and minimum bonus the executive would have received over the full three year period of the employment agreement and all amounts to which the executive would have been entitled under the retention plan. If the executive's employment is terminated due to the executive's resignation, the executive generally is entitled to be paid his or her salary and pro rated bonus to the date of termination and any vested amounts the executive is entitled to receive under the retention plan. If the executive's employment is terminated due to his or her death or disability, the executive generally will be paid an amount equal to one year's aggregate annual compensation, including base salary and minimum bonus, and all amounts to which the executive would have been entitled under the retention plan. Under the terms of each of Mr. Williams' and Mr. Harris' employment agreements, Mr. Williams and Mr. Harris will each receive a minimum base salary of $325,000, a minimum annual bonus of $325,000, a non-competition payment of $325,000 upon termination of his employment and a total of $750,000 under the retention plan.

EMPLOYMENT AGREEMENTS WITH SIRROM EMPLOYEES

     As a condition to FINOVA's and FINOVA Newco's obligations to effect the merger, seven officers of Sirrom, including David M. Resha, an executive officer of Sirrom, entered into employment agreements with Sirrom, as the surviving corporation, that become effective at the effective time of the merger. The employment agreements provide for payment of a base salary, a bonus payment equal to or greater than the bonus earned by the employee in 1998, certain benefits as may generally be offered to other employees with similar responsibilities and performance, and options to purchase 500 shares of FINOVA common stock to be granted by the end of the first quarter following the effective time of the merger, and annually during the term of the agreement in the amounts as determined by FINOVA's board committee administering the option plans.

     The employment agreements restrict each employee from competing with Sirrom. The employees are also restricted from soliciting any employees or customers of Sirrom for a period ending on the later of one year following completion of the merger or 18 months following termination of the employee's employment with Sirrom. The employees are also restricted from disclosing any non-public confidential information about FINOVA or its subsidiaries or their businesses.

     The term of each employment agreement will commence at the effective time and continue until the earliest of:

     - one year from that date or, in the case of David M. Resha, two years from that date;

     - the date of termination of the employee's employment due to a default by Sirrom or termination by Sirrom for cause;

     - resignation or retirement by the employee; or

     - the employee's death.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under the merger agreement, for a period of four years after the effective time, FINOVA has agreed to, and has agreed to cause Sirrom, as the surviving corporation, to maintain in effect the current or similar provisions regarding officer and director indemnification contained in the Sirrom Charter and Sirrom Bylaws. FINOVA has also agreed to cause Sirrom to indemnify Sirrom's directors and officers to the maximum extent to which Sirrom is permitted to indemnify those persons under the Sirrom Charter and Sirrom Bylaws and applicable law. Additionally, FINOVA has agreed, as of the effective time, to guarantee Sirrom's indemnification obligations. In addition, if a claim is asserted or made within the four year period, the foregoing agreement regarding indemnification will be extended until the final disposition of the claim.

     During the period of time that FINOVA is subject to these indemnification obligations, FINOVA will cause Sirrom, as the surviving corporation in the merger, to maintain in effect Sirrom's existing directors and officers insurance policies, or substitute policies that are no less favorable to the directors and officers than Sirrom's existing policies. FINOVA is not obligated to provide this insurance coverage to the extent that the cost of the coverage exceeds 150% of the current cost of the coverage.

     At present, there are class action lawsuits against Sirrom alleging various violations of the federal and state securities laws. In addition to Sirrom, the following directors and officers are named as defendants: David M. Resha, Christopher H. Williams, H. Hiter Harris, III, John A. Morris, Jr., M.D., George
M. Miller, II, and Carl W. Stratton. These directors and officers will continue to benefit from Sirrom's existing director's and officer's insurance policy which FINOVA has agreed to maintain in accordance with the preceding paragraph. These directors and officers also will be protected under FINOVA's commitment to indemnify the directors and officers for a period of four years after the effective time.

VOTING AGREEMENT

     As an inducement and condition to the willingness of FINOVA to enter into the merger, each of the directors of Sirrom, in their capacity as shareholders, and Sirrom Partners, entered into a voting agreement with FINOVA. Under this agreement, the Sirrom directors and Sirrom Partners agreed to vote their Sirrom common stock for the merger and the related withdrawal of Sirrom's election to be treated as a business development company under the 1940 Act. See "Proposal 1: The Merger and Related Withdrawal of Sirrom's Election to be Treated as a Business Development Company -- Voting Agreement" for more information about this agreement.

                              THE MERGER AGREEMENT

     The following summarizes the material terms of the merger agreement, attached as Appendix A. This summary is qualified in its entirety by the merger agreement. You are urged to read the merger agreement in its entirety for a more complete description of the terms and conditions of the merger.

THE MERGER -- EFFECTIVE TIME

     Following the approval of the merger by the shareholders of Sirrom and the satisfaction of the other conditions to the merger, Sirrom will become a wholly owned subsidiary of FINOVA.

     If the merger agreement is approved by the Sirrom shareholders, the merger closing will take place on the first business day after the last of the conditions is satisfied. Within two business days of the closing, FINOVA and Sirrom will file a Delaware certificate of merger and Tennessee articles of merger. The merger will be effective on the date the Delaware certificate of merger and the Tennessee articles of merger are filed, or on any other date that is specified in those filings or set by the parties.

CONVERSION OF SHARES

     If the merger is closed:

     - each share of Sirrom common stock outstanding immediately before the merger is completed will be converted into 0.1634 shares of FINOVA common stock, and

     - each fractional share of FINOVA common stock will be converted into the right to receive cash, without interest. The closing price of FINOVA common stock on the NYSE one business day after the closing date will determine the amount of cash paid by FINOVA.

     The exchange ratio may be slightly increased in three instances. First, if the effective time is after June 1, 1999. Second, if Sirrom's securities class action lawsuits are settled for less than $10 million to Sirrom. Third, if FINOVA elects to increase it due to Sirrom's termination of the merger agreement because FINOVA's stock price has declined significantly. For a more detailed discussion of these adjustments, see "Proposal 1: The Merger and Related Withdrawal of Sirrom's Election to be Treated as a Business Development
Company -- General."

     Based on the number of shares of common stock of Sirrom and FINOVA outstanding on the record date for the shareholders meeting and the exchange ratio described above, FINOVA will issue approximately 6,083,251 shares of FINOVA common stock in the merger and Sirrom's existing shareholders will own approximately 9.79% of FINOVA common stock outstanding after the merger.

REPRESENTATIONS AND WARRANTIES

Mutual Representations and Warranties

     To induce the other party to enter into the merger agreement, Sirrom and FINOVA each made representations to the other regarding the accuracy and completeness of reports filed with the SEC, financial statements and other information exchanged during the diligence process. In addition, Sirrom and FINOVA each made other representations to the other party, which included representations regarding the following:

     - each entity's corporate organization, capital structure, good standing, powers and authorities;

     - each entity having all requisite corporate power and authority to execute and deliver the merger agreement and consummate the transactions contemplated by the merger agreement, and the enforceability of the merger agreement against it;

     - that the merger did not conflict with that entity's governing documents, cause a breach or default under any of their contracts, and that the consummation of the merger only required those consents, approvals, and authorizations specified in the merger agreement;

     - that all information to be provided in the Registration Statement filed on Form S-4 in conjunction with the merger, including this proxy statement/prospectus would be materially complete and accurate; and

     - that each entity has filed and will file prior to the closing all reports required by the SEC.

Additional Representations and Warranties of Sirrom

     Sirrom has made additional representations relating to Sirrom's compliance with applicable laws, and its business and operations, assets, liabilities and financial condition. Sirrom has also made representations relating to:

     - the level of Sirrom's compliance with Year 2000 issues;

     - the validity and enforceability of Sirrom's financing transactions and financing documents;

     - the termination of the Portfolio Purchase Agreement, dated December 4, 1998 between Sirrom and Tandem Capital LLC ("Tandem Capital") to purchase the Tandem Capital division;

     - litigation, including the securities litigation described in a schedule to the merger agreement; and

     - the Sirrom board's unanimous approval and recommendation of the merger and their receipt of opinions from its financial advisors regarding the fairness of the merger to the Sirrom shareholders.

CERTAIN COVENANTS

Conduct of Sirrom's Business Before the Merger

     Sirrom has agreed that until the merger occurs, unless FINOVA otherwise consents in writing and except as otherwise expressly contemplated by the merger agreement or as disclosed in the schedule to the merger agreement provided by Sirrom, that Sirrom and its subsidiaries will conduct their businesses only in the ordinary course consistent with past practice and that, among other things:

     - Sirrom and its subsidiaries will use their commercially reasonable efforts to keep their business organizations intact, to keep the services of their present officers, employees and consultants available and to preserve their relationships with customers, suppliers, and others with whom they have significant business relations;

     - Sirrom will not amend or propose to amend the Sirrom Charter or Sirrom Bylaws, or modify its capital structure or affect the number or rights of any securities outstanding, except under its stock option plan;

     - Sirrom will not declare or pay any dividend;

     - Sirrom and its subsidiaries will not incur any debt other than under its current credit facilities;

     - Sirrom and its subsidiaries will not make any capital expenditures in excess of $100,000, in the aggregate, except as may be involved in ordinary repairs, maintenance or replacement;

     - Sirrom and its subsidiaries will not merge with or acquire any other business;

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

     - Sirrom and its subsidiaries will not issue, sell or securitize its assets except under Sirrom's current credit facilities;

     - Sirrom and its subsidiaries will not settle any litigation, which would cost Sirrom more than $10 million, in the aggregate, except in the ordinary course of business;

     - Sirrom and its subsidiaries will not enter into or modify any of their material contracts or terminate or relinquish any of their material rights or claims, except in the ordinary course of business or under any insurance polices;

     - Sirrom and its subsidiaries will not restructure or materially change its investment security portfolios or the way the portfolios are classified or reported, except in the ordinary course of business;

     - Sirrom and its subsidiaries will not purchase any security or create any loans in the Tandem Capital division or purchase any securities or create any loans for more than $65 million per quarter in the aggregate or $5 million for any single borrower;

     - Sirrom and its subsidiaries will not initiate any litigation or arbitration proceeding except in the ordinary course of business; revalue its assets, other than in the ordinary course of business or as required by GAAP; make any material change to its accounting methods, principles or practices; or settle any tax liability or file any tax return inconsistent with past practice or take any tax position or make any election that is inconsistent with past practice;

     - Sirrom and its subsidiaries will not modify their compensation structures, benefit plans or severance policies, other than to increase employee salaries in the ordinary course of business;

     - Sirrom will use its best efforts to cause the persons listed on its schedule to the merger agreement to enter into employment/consulting agreements before the closing date;

     - Sirrom will not take or omit to take any action that is likely to result in a breach of any obligation of Sirrom if the breach would have a material adverse effect on Sirrom's business;

     - Sirrom and its subsidiaries will not take any action that would cause any of its representations or warranties to become untrue or incorrect;

     - Sirrom will not take any action that could reasonably be expected to adversely affect or delay any governmental or regulatory approvals required for the merger;

     - Sirrom and its subsidiaries will not take any action that would prevent Sirrom from performing its obligations in the merger agreement, or any actions that would cause the merger not to be treated as a reorganization under Section 368(a) of the Internal Revenue Code;

     - Sirrom will make sufficient distributions to qualify as an RIC for the year ended December 31, 1998 and to avoid federal excise taxes for the years ended October 31, 1998 for capital gain income and December 31, 1998 for ordinary income; and from January 1, 1999 until the closing date of the merger date, except as necessary to maintain its status as an RIC for the year ended December 31, 1998 and to avoid federal excise tax, Sirrom shall operate its affairs as if it were a C corporation for federal income tax purposes; and

     - Sirrom will use its best efforts to cause its accountants to perform the same activities in connection with the preparation and review of Sirrom's interim financial statements as they have performed in the past.

Agreement Not to Solicit Other Offers

     Sirrom has agreed that it will not, and it will not authorize or permit any of its related parties to, initiate, solicit, or encourage or knowingly facilitate any inquiries or the making of any proposal for a tender or exchange offer, merger, consolidation or other business combination involving Sirrom and any of its subsidiaries. Any proposal or offer described in the foregoing sentence will be referred to as an acquisition proposal. Sirrom also agreed that it will not, and it will not permit any of its related parties to engage in any discussion or negotiations concerning an acquisition proposal. Sirrom may, however, at any time before the Sirrom shareholders have voted to approve the merger agreement, engage in discussions or negotiations with a third party who makes an unsolicited bona fide written acquisition proposal, if and only to the extent that the acquisition proposal is financially superior for the Sirrom shareholders than the transactions contemplated by the merger agreement and the third party has demonstrated that the funds necessary for the acquisition proposal are reasonably likely to be available. Also, the Sirrom board must conclude in good faith that the action is necessary for it to avoid breaching its fiduciary duties to the Sirrom shareholders. Before furnishing the information or entering into discussions or negotiations, Sirrom must receive from that person an executed confidentiality agreement.

Shareholder's Meeting

     Sirrom will call a meeting of its shareholders to be held as promptly as practicable to vote on the merger and the related withdrawal of Sirrom's election to be treated as a business development company. Subject to the discussion above under "-- Agreement Not to Solicit Other Offers," Sirrom has agreed to:

     - recommend to its shareholders adoption and approval of the merger, and

     - use all reasonable efforts to solicit from its shareholders proxies in favor of the merger, subject to the fiduciary duties of the Sirrom board.

Access

     Sirrom has agreed to give FINOVA and its authorized representatives access to its facilities, books and records before the merger is completed. Sirrom and FINOVA will furnish the other party with all financial and operating data and other information as the other party may reasonably request.

Indemnification of Directors and Officers

     For four years after the merger is completed, FINOVA has agreed to indemnify the directors and officers of Sirrom to the maximum extent permitted by the Sirrom Charter, the Sirrom Bylaws and applicable law. FINOVA also has agreed that the surviving corporation will maintain in effect a policy of directors' and officers' liability insurance coverage that is not less advantageous than Sirrom's current policy, subject to FINOVA's right to consent to increased coverage. Notwithstanding the previous sentence, FINOVA will not be required to provide coverage if the cost of this coverage exceeds 150% of the amount of Sirrom's current premiums.

Employees

     From and after the closing date of the merger, FINOVA will cause the surviving corporation to provide benefits to continuing employees of the surviving corporation and its subsidiaries that in the aggregate are as favorable as the benefits the employees were entitled to immediately before the effective time of the merger. Notwithstanding the previous sentence, FINOVA will not be required to continue any benefit plan or to continue to employ any continuing employee. Generally, with respect to any welfare benefit plans of FINOVA in which the continuing

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

employees participate after the closing date, FINOVA will waive any limitations to pre-existing conditions, exclusions and waiting periods, provide each continuing employee with credit for any co-payments or deductibles paid under any welfare benefit plans before the closing date and recognize all service of continuing employees with Sirrom for all welfare benefit purposes, except under limited circumstances.

Certain Other Covenants

     The merger agreement also contains other agreements relating to the conduct of the parties before the effective time, including those requiring the parties to use commercially reasonable efforts to:

     - take all appropriate actions to consummate these transactions;

     - prepare and file any filings required by federal or state securities laws;

     - supply information for this proxy statement/prospectus that is true and correct in all material respects;

     - provide all information necessary for presentations to rating agencies;

     - consult with each other before issuing any press releases or making any public statements about the merger, except for filings required by governmental entities;

     - comply with all legal requirements of the merger and obtain all necessary consents and approvals;

     - use their best efforts to cause the merger to qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code;

     - take actions necessary to consummate the transactions contemplated by the merger agreement if any takeover statute shall apply;

     - consult with each other regarding modifications to Sirrom's practices or policies as may be mutually agreed on and approved by the parties; and

     - consult with each other regarding restructuring charges and financial adjustments to be taken by Sirrom in accordance with GAAP.

Stock Plans

     At the effective time of the merger, each outstanding option to purchase Sirrom common stock will become an option to acquire FINOVA common stock. The terms and conditions of each new FINOVA option will generally be the same as the pre-existing Sirrom option which it replaces. The option will be for the same number of shares of FINOVA common stock as the option holder would have been entitled to receive in the merger if the holder had exercised the option immediately before the merger. The exercise price per share of each new FINOVA option will be the original exercise price divided by the exchange ratio.

     As of the record date for the shareholders meeting, options to acquire 5,353,934 shares of Sirrom common stock were outstanding.

     Shortly after the merger closes, FINOVA will deliver to the participants in the Sirrom stock plans notices of the participants' rights under the stock plans. The grants under those stock plans will continue under the same terms and conditions.

     FINOVA will reserve for issuance a sufficient number of shares of FINOVA common stock for delivery under the Sirrom stock option plans. Shortly after the merger closes, FINOVA will file a registration statement on Form S-8 with respect to the shares of FINOVA common stock subject to the options and will use reasonable efforts to maintain the effectiveness of that registration statement for as long as the options remain outstanding.

CONDITIONS TO OBLIGATIONS TO EFFECT THE MERGER

     Sirrom and FINOVA are not required to complete the merger until the following conditions have been satisfied or waived:

     - Approval of the merger by the Sirrom shareholders;

     - No restraining order, injunction or other order issued by any court, or other legal or regulatory restraint or prohibition shall have been issued and be in effect:

       (1) restraining or prohibiting the consummation of the merger;

       (2) prohibiting or limiting the ownership, operation or control by Sirrom, FINOVA or any of their subsidiaries of any portion of the business or assets of Sirrom, FINOVA or any of their subsidiaries; or

       (3) compelling Sirrom, FINOVA or any of their subsidiaries to dispose of, grant rights in respect of, or hold separate any portion of the business or assets of Sirrom, FINOVA or any of their subsidiaries.

       In addition, no governmental entity will have taken any action which is in effect and either makes the merger illegal or prohibits the consummation of the merger;

     - No litigation or other proceeding, other than the litigation disclosed in the merger agreement may be pending or threatened against Sirrom or any of its subsidiaries that, in the reasonable opinion of FINOVA, would restrain, invalidate or delay the merger, would impair the ability of either party to perform its obligations under the merger agreement, or would prevent FINOVA from realizing, in all material respects, the economic benefits of the merger agreement that FINOVA currently anticipates receiving;

     - Expiration or termination of any applicable HSR Act waiting period;

     - Effectiveness of the Registration Statement; and

     - The shares of FINOVA common stock to be issued in the merger will have been approved for listing on the NYSE.

     Sirrom is not required to complete the merger until the following conditions have been satisfied or waived:

     - The representations and warranties of FINOVA set forth in the merger agreement must be true and correct, in all material respects, as of the date of the merger agreement and as of the closing of the merger, and Sirrom must have received a certificate signed on behalf of FINOVA to that effect;

     - FINOVA must have materially performed all obligations required to be performed by it under the merger agreement at or prior to the closing of the merger, and Sirrom must have received a certificate signed on behalf of FINOVA to that effect;

     - Sirrom must have received the opinion of Bass, Berry & Sims PLC that the merger constitutes a reorganization under Section 368(a) of the Internal Revenue Code, that Sirrom, FINOVA and FINOVA Newco will each be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code, and that Sirrom, FINOVA and FINOVA Newco will not recognize any gain or loss for U.S. federal income tax purposes as a result of the merger and Sirrom shareholders will not recognize any gain or loss for U.S. Federal income tax purposes on their exchange of the Sirrom common stock solely

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

       for FINOVA common stock pursuant to the merger, except with respect to cash received in lieu of fractional shares; and

     - From the date of the merger agreement through the closing of the merger, there shall not have occurred a material adverse effect on the business of FINOVA.

     FINOVA is not required to complete the merger until the following conditions have been satisfied or waived:

     - The representations and warranties of Sirrom set forth in the merger agreement must be true and correct, in all material respects, as of the date of the merger agreement and as of the closing of the merger, and FINOVA must have received a certificate signed on behalf of Sirrom to that effect;

     - Sirrom must have materially performed all obligations required to be performed by it under the merger agreement at or prior to the closing of the merger, and FINOVA must have received a certificate signed on behalf of Sirrom to that effect;

     - FINOVA must have received the opinion of Morgan, Lewis & Bockius LLP, counsel to FINOVA, that the merger constitutes a reorganization under
       Section 368(a) of the Internal Revenue Code, that Sirrom, FINOVA and FINOVA Newco will each be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code, and that Sirrom, FINOVA and FINOVA Newco will not recognize any gain or loss for U.S. federal income tax purposes as a result of the merger;

     - From the date of the merger agreement through the closing of the merger there must not have occurred a material adverse effect on the business of Sirrom;

     - There must not be any securities of Sirrom outstanding which, after consummation of the merger, would be convertible into or exercisable for securities of the surviving corporation and FINOVA must be satisfied that all outstanding options and warrants of Sirrom will become options or warrants solely with respect to FINOVA common stock;

     - All material authorizations and approvals or declarations of filings with, and all expirations of waiting periods imposed by any governmental body necessary for the consummation of the transactions contemplated by the merger agreement must have been filed, have occurred or have been obtained, and all approvals shall be in full force and effect, except for those that if not obtained, will not materially and adversely affect the consummation of the merger and the business of Sirrom;

     - Sirrom must have obtained the consent or approval of all persons whose consent or approval is required under any agreement or instrument to which Sirrom is bound or to which Sirrom's assets or business are subject or affected to consummate the merger, except those the failure of which to obtain would not have a material adverse effect on the business of Sirrom, provided that FINOVA must have received the right to use, and ownership of, the name Harris Williams;

     - FINOVA must have obtained the consent or approval of all persons whose consent or approval is required under any agreement or instrument to which FINOVA is bound or to which FINOVA's assets or business are subject or affected to consummate the merger, except those the failure of which to obtain would not have a material adverse effect on the business of FINOVA provided that FINOVA must have obtained the necessary consents declaring that the merger agreement is not considered a "change of control" under the employment agreements between Sirrom and Christopher
       H. Williams and H. Hiter Harris, III;

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

     - Employment agreements, severance agreements and confidentiality, non-competition and non-solicitation agreements must be entered into with each person listed on the schedule to the merger agreement provided by Sirrom; and

     - Sirrom and Harris Williams must have taken all appropriate action necessary to terminate their 401(k) retirement and profit sharing plans and provided for distribution of the assets to the participants of those plans.

TERMINATION

     The merger agreement may be terminated at any time before the closing of the merger. This termination may occur before or after approval of the merger by the Sirrom shareholders in the following manner:

     - Mutual written consent of both Sirrom and FINOVA;

     - By either Sirrom or FINOVA if:

       (1) the merger has not been consummated on or before July 15, 1999 (the right to terminate under this clause is not available to a party whose failure to fulfill an obligation under the merger agreement is the cause of the failure of the merger to occur);

       (2) an arbitrator or governmental entity has issued a nonappealable final order or taken any other nonappealable final action permanently restraining or prohibiting any transaction contemplated by the merger agreement;

       (3) the other party has breached, or failed to comply with, in any material respect any of its obligations under the merger agreement or any representation or warranty made by the other party shall have been incorrect in any material respect when made or shall have since ceased to be true and correct in any material respect, and such breach, failure or misrepresentation is not cured within 30 days after notice of it has been given and these breaches, failures or misrepresentations, individually or in the aggregate, result or would reasonably be expected to result in a material adverse effect;

       (4) there has been a material adverse effect on the business of the other party; or

       (5) the Sirrom shareholders have not approved the merger as required.

     - By FINOVA, if:

       (1) Sirrom has breached its representation and warranty regarding the securities litigation described in a schedule to the merger agreement provided by Sirrom or has settled or consented to the settlement of any litigation, if such settlement would cost Sirrom or any of its subsidiaries, more than $10,000,000, and the settlement was not made in the ordinary course of business;

       (2) Sirrom has failed to consult with FINOVA regarding any financial and accounting adjustments or FINOVA determines, in its sole discretion, that Sirrom has failed to make the financial and accounting adjustments required to be made by Sirrom in accordance with GAAP prior to the closing date under the merger agreement;

       (3) Sirrom's available directors and officers insurance policy, is revoked, in whole or in part, prior to the effective time and Sirrom has not procured equivalent substitute insurance satisfactory to FINOVA;

       (4) the Sirrom board has withdrawn or modified in any adverse manner its recommendation of the merger;

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

       (5) after Sirrom receives from an outside party a proposal for a merger or similar transaction and such acquisition proposal has not been rejected by the Sirrom board or withdrawn, FINOVA requests in writing that the Sirrom board reconfirm its recommendation of the merger to the Sirrom shareholders and the Sirrom board fails to do so within 15 business days after it receives FINOVA's request;

       (6) the Sirrom board approves or recommends to the Sirrom shareholders any acquisition of a material portion of its assets or any tender offer for shares of its capital stock by another entity;

       (7) any third party commences a tender offer or exchange offer or a registration statement is filed for any of the outstanding shares of Sirrom common stock and the Sirrom board recommends that the Sirrom shareholders tender their shares in that tender or exchange offer, or publicly announces its intention to take no position with respect to that tender or exchange offer; or

       (8) the Sirrom board resolves to take any of the above actions.

     - By Sirrom at any time during the five day period beginning on the fifth trading day on the NYSE prior to the date the conditions to completing the merger have been satisfied if:

       (1) the average of the last reported sales prices of FINOVA common stock on the NYSE for the fifteenth through the fifth trading day before the date the conditions to completing the merger have been satisfied, is less than $40.6875; and

       (2) the percentage decrease in the closing price of FINOVA common stock between the date of the merger agreement and the date the average closing price is determined, is greater than 10% higher than the decrease in the closing price of the Standard & Poors Financial Index on the fifth trading day before the date the conditions to completing the merger have been satisfied, as compared to the date of the merger agreement.

     However, if Sirrom elects to terminate the merger agreement for this reason, it must give written notice of the election to FINOVA, at which point FINOVA may elect to increase the exchange ratio. If FINOVA elects to increase the exchange ratio, the merger agreement will not be terminated and the exchange ratio will be increased to equal 0.1634 multiplied by the lesser of:

     (1) $40.6875, divided by the average of the last reported sales price of FINOVA common stock on the NYSE for the fifteenth through fifth trading days before the date the conditions to completing the merger have been satisfied; or

     (2) the percentage decrease in the closing price of the Standard & Poors Financial Index, plus 10%, divided by the percentage decrease in the closing price of FINOVA common stock.

EXPENSES AND TERMINATION FEES

     Except as described below, all costs and expenses incurred in connection with the transactions contemplated by the merger agreement will be paid by the party incurring the expenses, except that FINOVA and Sirrom will share equally
(1) the registration fees payable for the filing of the Registration Statement, and (2) the printing and mailing expenses incurred for the proxy statement/prospectus.

     If the merger agreement is terminated by either FINOVA or Sirrom due to a willful breach by the other party, the non-breaching party will be entitled to liquidated damages equal to all expenses incurred by it in connection with the negotiation, execution and performance of the merger agreement and the transactions contemplated by the merger agreement, not to exceed $3,000,000.

     Sirrom also agreed to pay FINOVA a termination fee of $13.8 million, less any liquidated damages previously paid, if any of the following occurs:

     (1) the merger agreement is terminated by either FINOVA or Sirrom because the Sirrom shareholders have failed to approve the merger, or by FINOVA because Sirrom has breached one of its representations, warranties or covenants and (x) at the time of the termination or before the Sirrom special meeting an acquisition proposal by another party had been made and (y) within one year after termination of the merger agreement Sirrom enters into an agreement for, or consummates, an acquisition proposal;

     (2) FINOVA terminates the merger agreement due to a willful breach by Sirrom of any of its obligations, representations, or warranties under the merger agreement and either (x) or (y) above has occurred; or

     (3) FINOVA terminates the merger agreement due to the Sirrom board modifying or amending its recommendation in a manner adverse to FINOVA or taking any other similar action that would give FINOVA the right to terminate the merger agreement.

     Sirrom's payment of the termination fee or liquidated damages will be the sole remedy of FINOVA against Sirrom and its related parties for the occurrences giving rise to that payment. FINOVA's payment of liquidated damages will be the sole remedy of Sirrom against FINOVA and its related parties for the occurrences giving rise to that payment.

AMENDMENT AND WAIVER

     The merger agreement may be amended at any time before the effective time by means of a written agreement. After approval by the Sirrom shareholders, however, no amendment may change the consideration they are to receive or adversely affect the Sirrom shareholders. The conditions to each of the parties' obligations to consummate the merger are for the sole benefit of that party and may be waived by that party in whole or in part to the extent permitted by law.

EXCHANGE OF STOCK CERTIFICATES

     Shortly after the effective time, an exchange agent will mail to you a letter of transmittal and instructions for exchanging your Sirrom common stock for shares of FINOVA common stock (plus cash in lieu of any fractional shares). On surrender of a Sirrom stock certificate, if your shares are certificated, to the exchange agent, together with the executed letter of transmittal, you will be entitled to receive shares of FINOVA common stock and any cash payable in lieu of fractional shares of FINOVA. The surrendered Sirrom stock certificates will promptly be canceled.

No Further Ownership Rights in Sirrom Common Stock

     On the closing of the merger, the stock transfer books of Sirrom will be closed and no further transfers of the shares of Sirrom common stock that were outstanding prior to the closing of the merger will be made. If shares of Sirrom common stock are presented to Sirrom after the merger, the certificates will be canceled and exchanged for shares of FINOVA common stock.

Failure to Exchange

     If you do not exchange your shares of Sirrom common stock certificates within 180 days after the closing of the merger, you will have to contact FINOVA to exchange your shares of Sirrom common stock for FINOVA common stock and cash in lieu of fractional shares. Any dividends payable on FINOVA common stock declared or made after the effective time of the merger will also have to be claimed from FINOVA if you exchange your shares of Sirrom common stock more than 180 days from the effective time of the merger.

No Liability

     Sirrom, FINOVA and the exchange agent will not be liable to any shareholder of Sirrom common stock for any shares of FINOVA common stock (or cash in lieu of fractional shares) delivered to a public official pursuant to abandoned property, escheat or similar laws.

Dividends and Distributions

     FINOVA will not pay any dividends it has declared or any cash payable in lieu of fractional shares until the shareholder to which the dividend or cash payable is due has exchanged the Sirrom shares for shares of FINOVA. Following surrender of any Sirrom certificate, FINOVA will pay to the shareholder, without interest, the amount of any dividends declared by FINOVA to which the shareholder is entitled and any cash payable in lieu of fractional shares of FINOVA common stock.

Lost Certificates

     If your stock certificates of Sirrom are lost, stolen, or destroyed prior to the closing of the merger, you must make an affidavit of that fact. Also, if required by FINOVA, you must post a bond in a reasonable amount as determined by FINOVA, as indemnity against any potential claim regarding the lost certificates. In exchange for lost, stolen or destroyed stock certificates, after you have made the affidavit and posted the bond, the exchange agent will issue to you shares of FINOVA common stock and any cash in lieu of fractional shares due. The exchange agent will also pay any unpaid dividends and distributions on shares of FINOVA common stock that are deliverable on the FINOVA common stock.

     YOU SHOULD NOT SEND YOUR SHARE CERTIFICATES UNTIL YOU RECEIVE A TRANSMITTAL FORM FROM THE EXCHANGE AGENT.

WITHDRAWAL OF ELECTION TO BE TREATED AS A BUSINESS DEVELOPMENT COMPANY

     Sirrom is a closed-end, non-diversified investment company that elected to be treated as a business development company under the 1940 Act at the time it made its initial public offering in February 1995. As a business development company, Sirrom is subject to some, but not all, of the provisions of the 1940 Act. After the merger, Sirrom will have only one shareholder that is not an investment company and will no longer be required to register under, or be subject to the provisions of, the 1940 Act. Therefore, Sirrom will file a notice with the SEC withdrawing its election to be treated as a business development company, which will become effective upon filing. Sirrom intends to file the notice of withdrawal only after shareholder approval has been received and the merger has been completed.

                    INFORMATION CONCERNING OPTION REPRICING

     In late September, the Sirrom board addressed the issue of the need to reprice employee options in an attempt to retain its employees through the critical transition period that had begun that summer. Most of Sirrom's employees receive a significant portion of their compensation through the issuance of stock options. In late September, all outstanding options were significantly under water, meaning that the fair market value of Sirrom common stock was significantly less than the exercise price. As a result, the options offered these employees no economic incentive to continue their employment. In addition, none of these employees were subject to employment or non-compete agreements to ensure that they would remain with Sirrom. After reviewing these issues in detail and conferring with outside compensation consultants, the board approved the repricing of all employee options. The exercise price of the new options was set at the higher of the closing price on September 25, 1998, the date of Sirrom's press release, and October 5, 1998. These options required the employee to forfeit 15% of the shares granted under the previously issued options and are restricted from being exercised and sold, absent a change of control, for a period of one year from issuance. If the merger is completed, it will constitute a change in control, thereby terminating this one year sale restriction.

     The following table sets forth certain information regarding the repricing of options to purchase Sirrom common stock held by Sirrom's executive officers.

                                                                                                      LENGTH OF
                                                                                                       ORIGINAL
                                                                                                        OPTION
                                            NUMBER OF    MARKET PRICE                                    TERM
                                           SECURITIES      OF STOCK      EXERCISE PRICE               REMAINING
                                           UNDERLYING       AT TIME         AT TIME                   AT DATE OF
                                             OPTIONS     OF REPRICING     OF REPRICING       NEW      REPRICING
                                           REPRICED OR        OR               OR         EXERCISE        OR
         NAME                 DATE         AMENDED (#)   AMENDMENT ($)   AMENDMENT ($)    PRICE ($)   AMENDMENT
         ----            ---------------   -----------   -------------   --------------   ---------   ----------
George M. Miller, II...  October 1, 1998     180,000       $3.43750        $ 5.50000      $3.56250      77 mos.
George M. Miller, II...  October 1, 1998      74,056        3.43750          9.25000       3.56250      86 mos.
George M. Miller, II...  October 1, 1998      31,572        3.43750          9.31250       3.56250      89 mos.
George M. Miller, II...  October 1, 1998      48,056        3.43750          9.31250       3.56250      89 mos.
George M. Miller, II...  October 1, 1998     380,996        3.43750         15.00000       3.56250      96 mos.
George M. Miller, II...  October 1, 1998     510,000        3.43750         23.87500       3.56250     108 mos.
David M. Traversi......  October 1, 1998      85,000        3.43750         13.96875       3.56250     103 mos.
David M. Traversi......  October 1, 1998     297,500        3.43750         13.96875       3.56250     103 mos.
David M. Resha.........  October 1, 1998     172,500        3.43750          6.75000       3.56250      82 mos.
David M. Resha.........  October 1, 1998      42,500        3.43750         17.00000       3.56250     107 mos.
Carl W. Stratton.......  October 1, 1998      85,000        3.43750         11.62500       3.56250      91 mos.
Carl W. Stratton.......  October 1, 1998      42,500        3.43750         15.87500       3.56250      96 mos.
Carl W. Stratton.......  October 1, 1998      25,500        3.43750         13.96875       3.56250     103 mos.
Carl W. Stratton.......  October 1, 1998      42,500        3.43750         18.75000       3.56250     108 mos.

         SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

SIRROM

     Of the 75,000,000 shares of Sirrom common stock authorized, there are 37,229,196 shares of Sirrom common stock outstanding and approximately 230 holders of record as of February 26, 1999. Sirrom has no other class of securities outstanding. The following table sets forth certain ownership information as of February 26, 1999 if the Sirrom common stock for each current director, the five most highly compensated officers, the executive officers and directors as a group and those persons who directly or indirectly own, control or hold with the power to vote, 5% or more of the outstanding Sirrom common stock. Unless otherwise indicated, all shares are owned beneficially and of record by each shareholder.

                                 AMOUNT OF                           AMOUNT OF      PERCENTAGE OF
                                  SIRROM         PERCENTAGE OF        FINOVA         OUTSTANDING
                                  COMMON          OUTSTANDING         COMMON          SHARES OF
                                STOCK OWNED    SHARES OF SIRROM     STOCK OWNED         FINOVA
                                BEFORE THE       COMMON STOCK        AFTER THE       COMMON STOCK
      NAME AND ADDRESS           MERGER(1)     BEFORE THE MERGER     MERGER(2)     AFTER THE MERGER
      ----------------         -------------   -----------------   -------------   ----------------
The FINOVA Group Inc. .......    5,421,958(3)        14.6%                 N/A           N/A%
  1850 North Central Avenue
  P.O. Box 2209
  Phoenix, AZ 85002-2209
John A. Morris, Jr., M.D. ...    4,118,408(4)        11.1              672,948           1.1
  243 Medical Center South
  2100 Pierce Avenue
  Nashville, TN 37212
SAFECO Asset Management
  Company....................    6,611,300(5)        17.8            1,080,286           1.7
  SAFECO Place
  Seattle, WA 98185
Sirrom Partners, L.P. .......    3,402,296            9.1              555,935             *
  500 Church Street Suite 200
  Nashville, TN 37219
E. Townes Duncan.............        4,400              *                  719             *
William D. Eberle............       27,000              *                4,412             *
H. Hiter Harris, III.........      602,958            1.6               98,523             *
Edward J. Mathias............      152,660(6)           *               24,945             *
Robert A. McCabe, Jr.........       12,600              *                2,059             *
George M. Miller, II.........    1,630,829(7)         4.2              266,477             *
Raymond H. Pirtle, Jr........       73,456              *               12,003             *
David M. Resha...............      215,200(8)           *               35,164             *
Carl W. Stratton.............      199,885(9)           *               32,661             *
Keith M. Thompson............       51,000(10)          *                8,333             *
David M. Traversi............      417,500(11)        1.1               68,220             *
Christopher H. Williams......      609,358            1.6               99,569             *

                                 AMOUNT OF                           AMOUNT OF      PERCENTAGE OF
                                  SIRROM         PERCENTAGE OF        FINOVA         OUTSTANDING
                                  COMMON          OUTSTANDING         COMMON          SHARES OF
                                STOCK OWNED    SHARES OF SIRROM     STOCK OWNED         FINOVA
                                BEFORE THE       COMMON STOCK        AFTER THE       COMMON STOCK
      NAME AND ADDRESS           MERGER(1)     BEFORE THE MERGER     MERGER(2)     AFTER THE MERGER
      ----------------         -------------   -----------------   -------------   ----------------
L. Edward Wilson, P.E........      143,327(12)          *               23,420             *
Executive officers and
  directors, as a group (13
  persons)...................    8,258,581(13)       20.9            1,349,452           2.2

-------------------------
  *  Less than one percent.
 (1) Pursuant to the rules of the SEC, shares of Sirrom common stock subject to options held by directors and executive officers of Sirrom that are exercisable within 60 days of February 26, 1999 are deemed outstanding for the purposes of computing the director's or executive officer's beneficial ownership and the beneficial ownership of all executive officers and directors as a group.

 (2) Assumes an unadjusted exchange ratio of 0.1634.

 (3) Under the voting agreement by and among FINOVA and the Sirrom shareholders listed below, FINOVA has the power to vote or restrict the disposition of 6,847,037 shares of Sirrom common stock, or 17.71%, of which 5,421,958 are beneficially owned, not including vested options. The Sirrom shareholders who are parties to the voting agreement include: E. Townes Duncan, William
     D. Eberle, Edward J. Mathias, Robert A. McCabe, Jr., George M. Miller, II, John A. Morris, Jr., M.D., Sirrom Partners, Raymond H. Pirtle, Jr., Keith
     M. Thompson, Christopher H. Williams, and L. Edward Wilson. This information is based on information included in a Schedule 13D filed with the SEC on January 19, 1999.

 (4) Includes 3,402,296 shares owned of record by Sirrom Partners, L.P., a limited partnership owned by Dr. Morris and his family, and 716,112 shares owned of record by Sirrom, Ltd., a limited partnership whose general partner is All Scarlet, Inc., a corporation owned 50% by Dr. Morris and 50% by Alfred H. Morris, the brother of Dr. Morris. Dr. Morris has shared voting power and shared investment power for all of these shares.

 (5) SAFECO Asset Management Company is an advisor to registered investment companies, including SAFECO Common Stock Trust, that owns 5,184,100 of the shares listed above. SAFECO Asset Management Company has shared voting power and dipositive power over these shares and disclaims beneficial ownership. This information is based on the information included in a
     Schedule 13G/A filed with the SEC on February 10, 1999.

 (6) Includes 66,330 shares owned by Mr. Mathias' spouse and 2,000 shares owned by his daughter.

 (7) Includes 1,224,680 shares issuable pursuant to certain stock options granted to Mr. Miller. An option for the purchase of 510,000 shares is exercisable as to 102,000 shares and to an additional 102,000 shares on October 10, 1999 and each October 10th thereafter. An option for the purchase of 380,996 shares is exercisable as to 179,292 shares and to an additional 67,235 shares on October 1, 1999 and each October 1st thereafter. An option for the purchase of 48,056 shares is exercisable as to 14,787 shares and to an additional 11,090 shares on February 1, 1999 and each February 1st thereafter. An option for the purchase of 31,572 shares is exercisable as to 13,572 shares and to an additional 6,000 shares on February 1, 1999 and each February 1st thereafter. An option for the purchase of 74,056 shares is exercisable as to 39,877 shares and to an additional 17,090 shares on December 15, 1999 and each December 15th thereafter. An option for the purchase of 180,000 shares is exercisable as to 75,000 shares and to an additional 105,000 shares on August 1, 1999.

 (8) Includes 215,000 shares issuable pursuant to certain stock options granted to Mr. Resha. An option for the purchase of 172,500 shares is exercisable as to 110,000 shares and to an additional 31,250 shares on July 5, 1999 and each July 5th thereafter. An option for the purchase of 42,500 shares is exercisable as to 30,000 shares and to an additional 6,250 shares on July 5, 1999 and each July 5th thereafter.

 (9) Includes 195,500 shares issuable pursuant to certain stock options granted to Mr. Stratton. An option for the purchase of 25,500 shares is exercisable as to 18,000 shares and to an additional 3,750 shares on October 1, 1999 and each October 1st thereafter. An option for the purchase of 42,500 shares is exercisable as to 30,000 shares and to an additional 6,250 shares on October 1, 1999 and each October 1st thereafter. Another option for the purchase of 42,500 shares is exercisable as to 30,000 shares and to an additional 6,250 shares on October 1, 1999 and each October 1st thereafter. An option for the purchase of 85,000 shares is exercisable as to 40,000 shares and to an additional 15,000 shares on April 8, 1999 and each April 8th thereafter.

(10) Includes 28,000 shares owned by Mr. Thompson's wife, as to which Mr. Thompson disclaims beneficial ownership.

(11) Includes 382,500 shares issuable pursuant to certain stock options granted to Mr. Traversi. An option for the purchase of 297,500 shares is exercisable as to 70,000 shares and to an additional 56,875 shares on April 1, 1999 and each April 1st thereafter. An option for the purchase of 85,000 shares is fully exercisable.

(12) Includes 78,328 shares owned by the L.E. and Mary Lou Wilson Revocable Living Trust, of which Mr. Wilson is a trustee, 3,600 shares owned by Mr. Wilson's wife, and 10,400 shares owned by the L.E. Wilson, Sr. Unified Trust of which Mr. Wilson is the trustee. This amount does not include 4,500 shares owned by the Estate of L.E. Wilson, Sr., of which Mr. Wilson is the attorney-in-fact, and Mr. Wilson disclaims beneficial ownership of such shares.

(13) Includes the shares issuable pursuant to the options described in footnotes
     (7), (8), (9) and (11).

FINOVA

     Of the 100,000,000 shares of FINOVA common stock authorized, there were approximately 56,045,000 shares of FINOVA common stock outstanding and approximately 22,200 holders of record as of February 26, 1999. FINOVA has no other class of securities outstanding. The following table sets forth certain ownership information as of February 26, 1999 of the FINOVA common stock for each current director and named executive officer, the executive officers and directors as a group and those persons who directly or indirectly own, control or hold with the power to vote, 5% or more of the outstanding FINOVA common stock. Unless otherwise indicated, all shares are owned beneficially and of record by each shareholder.

                                                                                              PERCENTAGE OF
                                                                                AMOUNT OF      OUTSTANDING
                                                   AMOUNT AND                     FINOVA        SHARES OF
                                                    NATURE OF    PERCENTAGE    COMMON STOCK      FINOVA
                                                   BENEFICIAL        OF        OWNED AFTER       COMMON
                                                    OWNERSHIP    OUTSTANDING    THE MERGER     STOCK AFTER
       NAME AND ADDRESS            POSITION(S)      (3)(4)(5)      SHARES       (3)(4)(5)      THE MERGER
       ----------------          ---------------   -----------   -----------   ------------   -------------
Iridian Asset Management LLC
  and affiliates...............                     3,842,000(1)    6.88%       3,842,000          6.18%
  276 Post Road West
  Westport, CT 06880-4704
Putnam Investments, Inc. and
  affiliates...................                     3,260,603(1)    5.83%       3,260,603          5.25%
  One Post Office Square
  Boston, MA 02109
American Express...............                     2,815,000(1)    5.03%       2,815,000          4.53%
  IDS Tower 10
  Minneapolis, MN 55440
Robert H. Clark, Jr............  Director              39,636(2)    *              39,636         *
Constance R. Curran............  Director               4,000       *               4,000         *
G. Robert Durham...............  Director              28,588       *              28,588         *
Samuel L. Eichenfield..........  Chairman,            919,415       1.64%         919,415          1.48%
                                 President and
                                 Chief Executive
                                 Officer
James L. Johnson...............  Director              22,000       *              22,000         *
Kenneth R. Smith...............  Director              31,088       *              31,088         *
Shoshana B. Tancer.............  Director              21,685       *              21,685         *
John W. Teets..................  Director             130,867       *             130,867         *
William J. Hallinan............  Senior Vice          146,265       *             146,265         *
                                 President --
                                 General Counsel
                                 and Secretary
Jack Fields III................  Executive Vice        88,680       *              88,680         *
                                 President --
                                 FINOVA Capital
                                 Corporation

                                                                                              PERCENTAGE OF
                                                                                AMOUNT OF      OUTSTANDING
                                                   AMOUNT AND                     FINOVA        SHARES OF
                                                    NATURE OF    PERCENTAGE    COMMON STOCK      FINOVA
                                                   BENEFICIAL        OF        OWNED AFTER       COMMON
                                                    OWNERSHIP    OUTSTANDING    THE MERGER     STOCK AFTER
       NAME AND ADDRESS            POSITION(S)      (3)(4)(5)      SHARES       (3)(4)(5)      THE MERGER
       ----------------          ---------------   -----------   -----------   ------------   -------------
Matthew M. Breyne..............  Executive Vice        71,915       *              71,915         *
                                 President --
                                 FINOVA Capital
                                 Corporation
John J. Bonano.................  Executive Vice        56,842       *              56,842         *
                                 President --
                                 FINOVA Capital
                                 Corporation
Directors and Executive
  Officers, as a group.........                     1,964,810       3.51%       1,964,810          3.16%

-------------------------
 *  Less than one percent.

(1) The information is based on reported ownership on the date of SEC filings. The owners report they hold the shares for themselves and their affiliates, advisory clients and investors. The entities may disclaim that they constitute a "group" for purposes of owning these shares.

(2) Includes shares owned by Case Pomeroy & Company, Inc., of which Mr. Clark is President and Chief Executive Officer, a director and, with members of his family, a principal shareholder.

(3) Includes shares the director has a right to acquire within 60 days through the exercise of options: Mr. Clark -- 11,636 shares, Ms. Curran -- 4,000 shares, Mr. Durham -- 18,588 shares, Mr. Johnson -- 3,000 shares, Mr.
    Smith -- 24,588 shares, Ms. Tancer -- 19,552 shares, and Mr. Teets -- 22,000 shares.

(4) Includes options to purchase shares that can be exercised within 60 days of 497,714 shares for Mr. Eichenfield, 72,920 shares for Mr. Hallinan, 44,544 shares for Mr. Fields, 28,264 shares for Mr. Breyne, 25,824 shares for Mr. Bonano, and 917,970 shares for all directors and executive officers as a group.

(5) Includes performance-based restricted shares owned by those persons, for which they have voting power but do not yet have dispostive power, in the amounts of 55,920 shares for Mr. Eichenfield, 9,484 shares for Mr. Hallinan, 11,520 shares for Mr. Fields, 9,984 shares for Mr. Breyne, and 12,984 shares for Mr. Bonano. The number of shares to be awarded under the PBRS grants may vary based on FINOVA's stock performance. Reported amounts include all vested awards and target awards for future vestings. Reported amounts also include holdings in FINOVA's Savings and Employee Stock Ownership Plans as of January 31, 1998, according to reports of the plan administrators.

                          INFORMATION REGARDING FINOVA

     FINOVA is a financial services holding company. Through its principal subsidiary, FINOVA Capital, FINOVA provides a broad range of financing and capital market products. FINOVA concentrates on lending to midsize businesses. FINOVA Capital has been in operation since 1954.

     FINOVA extends revolving credit facilities, term loans and equipment and real estate financing primarily to "middle-market" businesses with financing needs falling generally between $500,000 and $35 million.

     FINOVA operates in 18 specific industry or market niches under three market groups. FINOVA selected these niches because its expertise in evaluating the creditworthiness of prospective customers and its ability to provide value-added services enables it to differentiate itself from its competitors. That expertise and ability also enable FINOVA to command pricing that provides a satisfactory spread over its borrowing costs.

     FINOVA seeks to maintain a high quality portfolio and to minimize non-earning assets and write-offs. FINOVA uses clearly defined underwriting criteria and stringent portfolio management techniques. FINOVA diversifies its lending activities geographically and among a range of industries, customers and loan products.

     Due to the diversity of its portfolio, FINOVA believes it is better able to manage competitive changes in its markets and to withstand the impact of deteriorating economic conditions on a regional or national basis. There can be no assurance, however, that competitive changes, borrowers' performance, economic conditions or other factors will not result in an adverse impact on FINOVA's results of operations or financial condition.

     FINOVA generates interest, leasing, fee and other income through charges assessed on outstanding loans, loan servicing, leasing, brokerage and other activities. FINOVA's primary expenses are the costs of funding its loan and lease business, including interest paid on debt, provisions for credit losses, marketing expenses, salaries and employee benefits, servicing and other operating expenses and income taxes.

BUSINESS GROUPS

     FINOVA operates the following principal lines of business under three market groups:

Commercial Finance

     - Business Credit offers collateral-oriented revolving credit facilities and term loans for manufacturers, distributors, wholesalers and service companies. Typical transaction sizes range from $500,000 to $3 million.

     - Commercial Services (formerly Factoring Services) offers full service factoring and accounts receivable management services for entrepreneurial and larger firms, primarily in the textile and apparel industries. The annual factored volume of these companies is generally between $5 million and $25 million. This line provides accounts receivable and inventory financing and loans secured by equipment and real estate.

     - Corporate Finance provides a full range of cash flow-oriented and asset-based term and revolving loan products for manufacturers, wholesalers, distributors, specialty retailers and commercial and consumer service businesses. Typical transaction sizes range from $2 million to $35 million.

     - Distribution & Channel Finance (formerly Inventory Finance) provides inbound and outbound inventory financing, combined inventory/accounts receivable lines of credit and purchase order financing for equipment distributors, value-added resellers and dealers nationwide. Transaction sizes generally range from $500,000 to $30 million.

     - Growth Finance provides collateral based working capital financing primarily secured by accounts receivable. Typical transaction sizes range from $100,000 to $1 million and are made to small and midsize businesses with annual sales under $10 million.

     - Rediscount Finance offers revolving credit facilities to the independent consumer finance industry including sales, automobile, mortgage and premium finance companies. Typical transaction sizes range from $1 million to $35 million.

Specialty Finance

     - Commercial Equipment Finance offers equipment leases, loans and "turnkey" financing to a broad range of midsize companies. Specialty markets include the corporate aircraft and emerging growth technology industries, primarily biotechnology and electronics. Typical transaction sizes range from $500,000 to $15 million.

     - Communications Finance specializes in term financing to advertising and subscriber-supported businesses including radio and television stations, cable operators, outdoor advertising firms and publishers. Typical transaction sizes range from $1 million to $40 million.

     - Franchise Finance offers equipment, real estate and acquisition financing for operators of established franchise concepts. Typical transaction sizes range from $500,000 to $15 million.

     - Healthcare Finance offers a full range of working capital, equipment and real estate financing products for the U.S. health care industry. Typical transaction sizes range from $500,000 to $25 million.

     - Portfolio Services provides customized receivable servicing and collections for timeshare developers and other generators of consumer receivables.

     - Public Finance provides tax-exempt term financing to state and local governments, non-profit corporations and entities using industrial revenue or development bonds. Typical transaction sizes range from $100,000 to $5 million.

     - Resort Finance focuses on construction, acquisition and receivables financing of timeshare resorts worldwide as well as term financing for established golf resort hotels and receivables funding for developers of second home communities. Typical transaction sizes range from $5 million to $35 million.

     - Specialty Real Estate Finance provides term financing for hotel, anchored retail, office and owner-occupied properties. Typical transaction sizes range from $5 million to $30 million.

     - Transportation Finance structures equipment loans, leases, acquisition financing and leveraged lease equity investments for commercial and cargo airlines worldwide, railroads and operators of other transportation related equipment. Typical transaction sizes range from $5 million to $30 million. Through FINOVA Aircraft Investors LLC, FINOVA also seeks to use its market expertise and industry presence to purchase, upgrade and resell used commercial aircraft.

Capital Markets

     - Realty Capital specializes in providing capital markets-funded commercial real estate financing products and commercial mortgage banking services. Typical transaction sizes range from $1 million to $5 million.

     - Investment Alliance provides equity and debt financing for midsize businesses in partnership with institutional investors and selected fund sponsors. Typical transaction sizes range from $2 million to $15 million.

     - Loan Administration provides in-house servicing for FINOVA's commercial loan products as well as servicing and sub-servicing of other mortgage and consumer loans, including residential real estate, mobile homes, automobiles and other consumer products.

     Both FINOVA and FINOVA Capital are Delaware corporations. FINOVA was incorporated in 1991 to serve as the successor to The Dial Corp's financial services businesses. In March 1992, Dial transferred those businesses to FINOVA in a spin-off. Since that time, FINOVA has increased its total assets from $2.6 billion at December 31, 1992 to $10.5 billion at December 31, 1998. Income from continuing operations increased from $36.8 million in 1992 to $169.7 million in 1998. FINOVA believes that it ranks among the largest independent commercial finance companies in the U.S., based on total assets. FINOVA's common stock is traded on the NYSE under the symbol "FNV."

     FINOVA Capital was incorporated in 1965 and is the successor to a California corporation that was formed in 1954. All of FINOVA Capital's capital stock is owned by FINOVA.

     FINOVA's principal executive offices are located at 1850 North Central Avenue, P.O. Box 2209, Phoenix, Arizona 85002-2209. FINOVA's telephone number is
(602) 207-6900. FINOVA also has business development offices throughout the U.S. and in London, U.K. and Toronto, Canada.

     Appendix D contains additional information about FINOVA and its business, property, management, securities, legal proceedings, financial condition, operations and other matters. Appendix E contains additional information about FINOVA's directors and executive officers.

                               BUSINESS OF SIRROM

     Sirrom was incorporated in Tennessee in November 1994 and is a non-diversified, closed-end investment company that has elected to be treated as a business development company under the 1940 Act. Sirrom's principal executive offices are located at 500 Church Street, Suite 200, Nashville, Tennessee 37219, and its telephone number is (615) 256-0701. Sirrom's predecessor was organized in 1991.

BUSINESS

     Sirrom is a specialty finance company that primarily makes loans to small businesses. Sirrom believes the market for small commercial loans is underserved by traditional lending sources and that competitors generally are burdened with an overhead and administrative structure that keeps them from effectively competing in this market. At December 31, 1998, Sirrom had loans outstanding with a fair value of $477.1 million to 233 companies in a variety of industries located in 34 states, Washington, D.C., and Canada. The average rate of interest on these loans was 13.25%. The fair values of Sirrom's loan portfolio at December 31, 1995, 1996 and 1997 were $144.9 million, $221.5 million and $412 million, respectively. Sirrom's strategic objective is to provide financial and other services to small and medium sized growth businesses. Sirrom traditionally has focused and will continue to focus on making loans with equity features to borrowers that Sirrom believes have the following characteristics: the potential for growth and a viable exit strategy, experienced management with their net worth at stake, a favorable industry outlook, adequate liquidity or sophisticated outside equity investors, sufficient enterprise value and profitable operations. To develop new lending opportunities, Sirrom markets to a large referral network comprised of venture capitalists, investment bankers, attorneys, accountants, other debt providers and business brokers.

     Generally, Sirrom's investments are structured as loans that initially range from $500,000 to $5 million in size. These loans are accompanied by warrants to acquire equity securities of the borrower. The warrants usually have a nominal exercise price, for example, $.01 per share. Typically, the borrowers secure the loan with substantially all their assets. The loans also are generally senior to the investments of sophisticated equity investors in the borrowers. The personal guaranty of the borrower's major shareholder or other collateral support may also be required. The debt securities issued to evidence Sirrom's loans usually have a fixed interest rate and a five year maturity. In most cases, the loans are structured to require the payment of interest only on a monthly basis, with a single payment of principal, at maturity. Sirrom typically charges borrowers a processing fee of approximately 2.0% to 3.0% of the amount of each loan. Unlike most lenders, Sirrom does not impose prepayment penalties on borrowers that repay loans before maturity. Instead, Sirrom's warrants typically contain a "ratchet" provision that increases Sirrom's equity position by one to three percentage points per year until all of the loan is repaid. Although Sirrom's loans provide for a five-year maturity, the warrant "ratchet" may encourage borrowers to repay loans as soon as possible. Sirrom benefits from the repayments because of the direct relationship that exists between Sirrom's ability to generate asset turnover (i.e., redeployment of capital) and return on equity to shareholders.

     To complement its United States operations, Sirrom entered into a joint venture agreement to make secured loans with warrants to small private companies located in Canada with The Toronto-Dominion Bank ("TD"). Sirrom has committed to make up to $100 million Canadian dollars of loans to Canadian companies, and TD has committed to make $150 million Canadian dollars of loans. The parties have created a Canadian corporation, SCC Canada Inc. ("SCC Canada"), 60% of which is owned by TD and 40% of which is owned by Sirrom. SCC Canada, located in Toronto, Canada, serves as the originator and servicer of loans. In its capacity as originator, SCC Canada identifies potential loan investments and collects a processing fee when the loan is funded. SCC Canada also services each loan and collects a servicing fee from TD and Sirrom. SCC Canada does not have the ability to contractually bind Sirrom or TD and does not fund the loans with its own capital. The loans themselves are funded directly to the borrowers from TD and Sirrom, and Sirrom and TD individually approve their respective loans to each borrower identified by SCC Canada. SCC Canada targets borrowers that have characteristics similar to Sirrom's U.S. borrowers.

     Until October 1998, Sirrom also made debt and preferred stock investments in public companies under the name Tandem Capital. The target market for these investments was micro-cap companies with revenues typically ranging from $20 million to $100 million. The typical investment ranged from $3 million to $10 million and was structured to provide a current yield, as well as an equity component, for example, a loan with warrants, convertible debt, or convertible preferred stock. The typical investment also was not secured by collateral and subordinate to existing lenders. Sirrom marketed this product in part through its existing referral network under the name Tandem Capital, although the investments were funded by Sirrom. Sirrom did not leverage Tandem's investments because the relative youth of the portfolio and lack of diversification made it difficult to obtain debt financing on acceptable terms. Given the capital constraints experienced by Sirrom at the end of the third quarter of 1998 and its inability to leverage these assets, in October 1998 Sirrom discontinued further Tandem Capital originations.

     In August 1996, Sirrom acquired Harris Williams. Harris Williams is a merger and acquisition advisory firm that currently focuses exclusively on providing advisory services to small and medium sized companies throughout the United States that are similar in size to Sirrom's portfolio companies. Harris Williams' clients have included divisions of large companies, portfolio companies of professional investor groups, and privately owned businesses. The typical Harris Williams engagement includes a monthly retainer and a success fee paid only if the transaction closes. The firm has consistently grown since inception with pre-tax income increasing from $207,000 for the year ended December 31, 1993 to $3.8 million for the year ended December 31, 1998. The number of professionals has also increased from two to 30 at the present time.

SELECTION OF LOAN AND INVESTMENT OPPORTUNITIES

     Since inception, Sirrom has identified common characteristics of borrowers that it believes will create a strong small business portfolio. During the second half of 1998, Sirrom redefined its operating model and its underwriting criteria in an effort to strengthen its portfolio. Although the criteria listed below may not be applied in every instance and their importance may vary depending on the relevant circumstances, these criteria generally are applied in Sirrom's investment decisions.

Viable Exit Strategy With Adequate Internal Rate of Return

     Before making an investment, Sirrom analyzes the potential for the borrower to repay its loan and experience a liquidity event that would allow Sirrom to realize a gain on its equity position. Liquidity events include:

     - an initial public offering;

     - a sale of the borrower;

     - a repurchase by the borrower of Sirrom's equity position from cash flow;
       or

     - a refinancing by a bank or asset-based lender.

     Sirrom typically targets at least a 20% internal rate of return on its investments. Sirrom seeks to achieve this rate of return through a combination of interest, processing fees and a return on the warrants.

Professional Management With Net Worth at Stake

     Sirrom seeks to identify potential borrowers with experienced management teams that have a significant ownership interest in the borrower. These management teams should include a chief executive officer and chief financial officer who Sirrom believes demonstrate the ability to accomplish the objectives set forth in the borrower's business plan.

Favorable Industry Outlook

     Sirrom focuses on companies in industries which it believes have a favorable outlook and a relatively high degree of resistance to economic downturns.

Adequate Liquidity or Sophisticated Equity Investors

     Sirrom seeks to invest in companies with sufficient liquidity for the foreseeable future. In the absence of that, Sirrom requires sophisticated equity investors whose equity positions are subordinate to the debt securities of Sirrom. Sirrom believes these investors allow Sirrom to maximize its resources because they enhance Sirrom's due diligence process and the borrower's financial sophistication, and typically provide increased controls and a source of potential additional follow-on capital. The interest and support of sophisticated equity investors tends to increase Sirrom's confidence in the borrower, its management team and the potential long-term value of the borrower's business.

Sufficient Value to Cover Loan

     The liquidation value of the borrower, as well as assets securing the loans, are also typically important components in Sirrom's credit decision. Valuations include:

     - hard assets, like accounts receivable, inventory and property, plant and equipment;

     - intangibles, like customer lists, networks, databases and recurring revenue streams; and

     - enterprise value.

Profitable Operations

     Sirrom focuses on portfolio companies with positive earnings from operations before interest, depreciation and amortization. Sirrom does not typically lend to start-up companies.

LOAN REPAYMENT; VALUATION AND REALIZATION OF EQUITY INVESTMENTS

     When making investments in small businesses, Sirrom intends for the loans to be repaid within five years and the equity portion of the investments to be liquidated for cash within five to ten years. If an investment is successful, the loan has been repaid with interest, and Sirrom may be able to realize a gain on the corresponding equity security. Although Sirrom expects to dispose of an equity investment after a certain time, it may hold equity securities for a longer period. From Sirrom's inception through December 31, 1998, $901 million of loans have been originated and $220.2 million, or 24.4%, have been repaid.

     Each loan Sirrom makes generally has a related five-year warrant to buy some of the borrower's common stock. These warrants are exercisable at a nominal price, usually $.01 per share, and typically represent 3% to 15% of a borrower's common stock outstanding on a fully diluted basis. The warrants are generally structured to provide both registration rights that entitle Sirrom to sell the borrower's equity securities in a public offering, and a put option that requires the borrower to repurchase the warrant after five years at the fair market value of the shares issuable. As of December 31, 1998, Sirrom had stock positions in 11 publicly traded companies that had a market value of $3.8 million on that date. Under Sirrom's valuation policy, the securities were carried at a fair value of $3.4 million at December 31, 1998. In addition, at that date, Sirrom owned common stock and preferred stock investments in 22 non-public companies and owned non-traded equity interests in 7 public companies with a fair value of $39.8 million. Sirrom has also converted many equity positions to cash since inception with gains approximating $64.7 million. At December 31, 1998, Sirrom held warrant positions in 23 public companies that it carried on its books at a fair value of $4.4 million and warrants in approximately 220 private companies that it carried at a fair value of $35.2 million. The fair value of Sirrom's loans and investments is determined in good faith by the Sirrom board under Sirrom's valuation policy. See note 2 of the notes to the consolidated financial statements attached to this proxy statement/prospectus.

TEMPORARY INVESTMENTS

     If any of Sirrom's cash is not invested in the types of securities described above, Sirrom will invest in one or a combination of the following:

     - federal government or agency issued or guaranteed securities that mature in 15 months or less;

     - repurchase agreements with banks whose deposits are insured by the Federal Deposit Insurance Corporation (the "FDIC"), an "insured bank," with maturities of seven days or less, the underlying instruments of which are securities issued or guaranteed by the federal government;

     - certificates of deposit in an insured bank with maturities of one year or less, up to the amount of the deposit insurance;

     - deposit accounts in an insured bank subject to related withdrawal restrictions of one year or less, up to the amount of deposit insurance;

     - certificates of deposit or deposit accounts in an insured bank in amounts in excess of the insured amount if the insured bank is deemed "well-capitalized" by the FDIC; and

     - high quality debt securities maturing in one year or less from the time of investment in the high quality debt securities.

OPERATIONS

Background

     In October 1998, Sirrom implemented its redefined operating model to increase the human resources allocated to each investment and separate the origination function from the credit function. Under the revised model, newly-titled "investment managers" focus primarily on origination, while portfolio managers focus primarily on underwriting and monitoring of the portfolio. Investment managers report to a Regional Manager, while portfolio managers report to the Senior Portfolio Manager. Two Regional Managers and the Senior Portfolio Manager report to the Chief Operating Officer. Prior to October 1998, a portfolio manager was responsible for the origination, underwriting, business due diligence, closing and servicing of an investment. All portfolio managers reported to a Regional Manager who, in turn, reported to the Chief Operating Officer. Credit decisions were made within that single reporting line and, depending on the size or nature of the investment, the Loan Approval Committee or Special Investment Committee.

Marketing

     Sirrom is headquartered in Nashville, Tennessee, from which 14 of its 19 investment managers and portfolio managers operate. Sirrom also has a West Coast office located in San Francisco, California, from which 5 of its investment managers and portfolio managers operate.

     To originate loans, the investment managers use an extensive referral network of investment bankers, venture capitalists, attorneys, accountants, other debt providers and business brokers. An investment manager typically receives at least ten financing requests per month from these sources.

Loan Approval Process

     Sirrom's investment managers identify potential borrowers by reviewing financing requests and informational packages. After identifying applicants meeting Sirrom's investment criteria, the investment manager, in conjunction with a portfolio manager, selects applicants that merit additional consideration. See "-- Selection of Loan and Investment Opportunities." If after preliminary investigation and analysis, the investment manager and portfolio manager conclude that an investment would be attractive, they submit a non-binding, preliminary term sheet to the prospective borrower. When Sirrom and the prospective borrower agree on terms, the prospective borrower pays Sirrom a portion, typically one-half, of Sirrom's processing fee. The investment manager and portfolio manager then conduct a more thorough investigation and analysis, referred to as "due diligence," of the applicant. The due diligence process usually includes on-site visits, review of historical and prospective financial information, interviews with management, employees, customers and vendors of the applicant, background checks and research on the applicant's product, service or particular industry.

     When due diligence is finished, the portfolio manager completes a standard borrower profile that summarizes the borrower's historical financial statements, its industry and management team, and its conformity to Sirrom's investment criteria. The portfolio manager and investment manager then present the profile, along with his or her due diligence findings, to the Regional Manager and Senior Portfolio Manager. The Regional Manager and Senior Portfolio Manager have the joint authority to approve new loans and investments aggregating up to $2 million. The loans are then ratified by a Loan Approval Committee presently comprised of the Chief Operating Officer, Chief Financial Officer and Senior Portfolio Manager. New loans and investments aggregating between $2 million and up to and including $3 million must be approved by the Regional Manager, Senior Portfolio Manager and the Chief Operating Officer, and ratified by the Loan Approval Committee. New loans and investments aggregating in excess of $3 million must be approved, in advance, by the Loan Approval Committee.

Special Investment Committee

     As part of its operating model changes, Sirrom established the Special Investment Committee in August 1998. This committee separately approves all additional investments in, and maturity extensions of loans to, existing portfolio companies. It also reviews valuations and risk ratings of all loans risk rated 4, 5 or 6 on a monthly basis. The Special Investment Committee is comprised of the Chief Operating Officer, Chief Financial Officer, Senior Portfolio Manager and the Senior Special Assets Officer.

Loan Grading

     Sirrom has implemented a system to grade all loans on a scale of 1 to 6. This system is intended to reflect the performance of the borrower's business, the collateral coverage of the loans and other factors considered relevant. Loans graded 1 involve the least amount of risk in Sirrom's portfolio, while loans graded 6 involve an unacceptable level of risk with substantial probability of loss. For more information regarding Sirrom's loan grading practices see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Portfolio Turnover and Credit Quality."

Loan Portfolio

     During the year ended December 31, 1998, Sirrom originated loans to 178 companies, including 88 new borrowers, in the aggregate principal amount of approximately $301.8 million, in various industries. During the same period, Sirrom realized $5.5 million in net equity gains and realized approximately $66.9 million in loan and other losses. The following table sets forth the amount of Sirrom's loans originated and repaid for the periods indicated, as well as realized gains and realized losses.

                                                   YEAR ENDED DECEMBER 31,
                                   -------------------------------------------------------
                                    1994        1995        1996        1997        1998
                                   -------    --------    --------    --------    --------
                                                   (DOLLARS IN THOUSANDS)
Loans originated.................  $40,785    $101,505    $131,962    $282,352    $301,765
Loans repaid.....................    7,585      14,414      32,630      67,743      94,931
Loans converted to equity
  (net)..........................    2,450       3,806       8,695       7,076(1)    9,027
Realized losses on loans and
  other investments..............    1,155       1,500       2,048      12,771      66,918
Net realized gains on equity
  investments....................      617       3,220      11,511      23,493       5,484

-------------------------
(1) Loans converted to equity in 1997 includes $2.1 million of loans converted into publicly traded securities upon the sale of two portfolio companies to public companies.

     The table below sets forth, as of December 31, 1998, the 34 states and other locations in which Sirrom's borrowers maintain their principal place of business, the number of borrowers and the percent of total loan principal balance outstanding to borrowers located in those states.

                                                        % OF TOTAL
                                                  LOAN PRINCIPAL BALANCE
                     STATE                             OUTSTANDING          NUMBER OF BORROWERS
                     -----                        ----------------------    -------------------
Alabama.........................................            0.8%                      3
California......................................           15.7                      29
Colorado........................................            1.8                       4
Connecticut.....................................            0.8                       2
Florida.........................................            9.2                      21
Georgia.........................................            6.6                      17
Illinois........................................            3.1                       7
Indiana.........................................            0.8                       2
Kansas..........................................            0.9                       2
Kentucky........................................            3.8                       7
Maryland........................................            2.9                       6
Massachusetts...................................            2.5                       6
Minnesota.......................................            1.9                       3
Missouri........................................            1.8                       2
North Carolina..................................            4.3                      11
New Jersey......................................            1.1                       4
New York........................................            2.1                       5
Ohio............................................            2.6                       8

                                                        % OF TOTAL
                                                  LOAN PRINCIPAL BALANCE
                     STATE                             OUTSTANDING          NUMBER OF BORROWERS
                     -----                        ----------------------    -------------------
Oklahoma........................................            1.4                       2
Pennsylvania....................................            2.7                       5
Tennessee.......................................            5.8                      13
Texas...........................................           12.2                      27
Virginia........................................            4.2                       7
Washington......................................            1.4                       3
Wisconsin.......................................            1.0                       2
*Other locations................................            8.6                      35
                                                          -----                     ---
          TOTAL.................................          100.0%                    233
                                                          =====                     ===

-------------------------
* The other states in which Sirrom has only a single borrower are Arizona, Delaware, Hawaii, Idaho, Iowa, Maine, Michigan, South Carolina and Utah. Sirrom also has 1 borrower in Washington, D.C. and 25 borrowers in Canada representing 0.9% and 3.9%, respectively, of the total loan principal balance outstanding.

DELINQUENCY AND COLLECTIONS

     When a borrower fails to make a required payment by the tenth of the month, Sirrom's Treasurer notifies the borrower by telephone and discusses with the borrower the expected timing of the payment. If the payment is delinquent more than 30 days, the Chief Operating Officer and responsible portfolio manager jointly determine an appropriate course of action on the account, which could include transferring responsibility for the loan to Sirrom's workout area. When a loan reaches 60 days past due, Sirrom normally stops accruing interest. All loans over 60 days past due become the responsibility of Sirrom's workout group. Management determines the most appropriate approach under the circumstances for protecting its interest in a defaulted loan, which may involve, among other things, the sale of the borrower or foreclosure proceedings.

     At December 31, 1998, Sirrom had loans to 31 companies with an aggregate principal balance of $69.2 million that were graded a 5 or 6 and that were not accruing interest. Based on the particular circumstances involved, the Sirrom board estimated the aggregate fair value of these loans to be $18.9 million. Therefore, Sirrom provided for unrealized depreciation from original cost of $49.3 million on these loans after accounting for the original issue discount on these loans of $1.1 million.

CUSTODIAL SERVICES

     Pursuant to a Custodial Services Agreement, First American National Bank (Trust Department) acts as the custodian of all of Sirrom's and SII's portfolio assets under the 1940 Act and, for SII's portfolio assets, under SBA Regulations. FINOVA anticipates obtaining release of those assets through restructuring the debt with the SBA or through prepayment of the debt.

LEGAL PROCEEDINGS

     On July 13, 1998, a purported class action lawsuit was filed in U.S. District Court for the Middle District of Tennessee against Sirrom and certain officers, directors and affiliates. This lawsuit is captioned Trinity Holdings Corporation v. Sirrom Capital Corporation, John A. Morris, Jr., George M. Miller, II, Carl W. Stratton, H. Hiter Harris, III and Christopher H. Williams, Case No. 3-98-0643, United States District Court for the Middle District of Tennessee, Nashville

(the "Trinity Holdings Lawsuit). The Trinity Holdings Lawsuit alleges violations of federal securities laws related to a secondary offering of securities that was made under a registration statement that was declared effective on March 5, 1998, certain press releases and oral communications with analysts. The plaintiff purports to sue on its own behalf and on behalf of all persons who acquired Sirrom common stock between March 5, 1998 and July 9, 1998, including all persons who purchased Sirrom common stock in connection with the March 5, 1998 secondary offering. The plaintiff seeks unspecified monetary damages as well as reasonable costs and expenses.

     On September 4, 1998 and September 9, 1998, two additional purported class actions were filed in the U.S. District Court for the Middle District of Tennessee against Sirrom and certain officers, directors and affiliates. These lawsuits are captioned John Brown v. Sirrom Capital Corporation, David Resha, Christopher H. Williams, H. Hiter Harris, III, John A. Morris, Jr., George M. Miller II, and Sirrom Partners, L.P., Case No. 3-98-0826, United States District Court for the Middle District of Tennessee, Nashville (the " Brown Lawsuit"), and James Hirsch v. Sirrom Capital Corporation, John A. Morris, Jr., George M. Miller, II, Carl W. Stratton, H. Hiter Harris, III, and Christopher H. Williams, Case No. 3-98-0833, United States District Court for the Middle District of Tennessee, Nashville (the "Hirsch Lawsuit"), respectively. The allegations made in the Brown Lawsuit and the Hirsch Lawsuit are substantially similar to those made in the Trinity Holdings Lawsuit, with the exception that the plaintiff in the Brown Lawsuit purports to sue on behalf of all persons who acquired Sirrom common stock between January 20, 1998 and July 10, 1998. The plaintiffs seek monetary damages.

     The District Court has ordered that the Trinity Holdings Lawsuit, the Brown Lawsuit and the Hirsch Lawsuit be consolidated and proceed as one case. Before the order, Sirrom and the individual defendants had moved to dismiss the Trinity Holdings Lawsuit for, among other reasons, the plaintiff's failure to state a claim. Pursuant to the Court's consolidation order, on December 14, 1998, the Plaintiffs filed a single, Consolidated Amended Class Action Complaint. In this amended complaint, Plaintiffs allege generally the same violations of federal securities laws as alleged in the original Trinity Holdings, Brown and Hirsch complaints. The amended complaint, however, also contains the additional allegation that Sirrom's accounting for its loans violates GAAP, and asserts a class action on behalf of all persons who acquired Sirrom's stock between January 20, 1998 and July 10, 1998. Pursuant to the Court's consolidation order, Sirrom filed a motion to dismiss the amended complaint on February 8, 1999.

     A separate purported class action was filed on the same date as the Trinity Holdings Lawsuit by Scott Orrock in the Chancery Court for Davidson County, Tennessee against Sirrom and certain officers, directors and affiliates. This lawsuit is captioned Scott Orrock v. Sirrom Capital Corporation, David Resha, Christopher H. Williams, H. Hiter Harris, III, John A. Morris, Jr., George M. Miller, II and Sirrom Partners, L.P., Docket No. 98-2103, 111, Chancery Court, Davidson County, Tennessee (the "Orrock Lawsuit"). The Orrock Lawsuit alleges violations of state securities laws in connection with the March 5, 1998 secondary offering, certain periodic reports filed with the SEC, certain press releases and oral communications with analysts. The plaintiff purports to sue on his own behalf and on behalf of all persons who purchased Sirrom common stock between January 20, 1998 and July 10, 1998. The plaintiff, who has been joined by another intervening plaintiff, seeks unspecified monetary damages with interest, reasonable costs and expenses, and equitable relief. Sirrom and the individual defendants have filed a motion to dismiss the Orrock Lawsuit. That motion has not yet been set for a hearing before the Chancellor.

     Sirrom believes that these actions are without merit, and it will continue to vigorously defend the claims brought against it and the individual defendants. Sirrom is unable, however, to predict the outcome of these lawsuits or the costs to be incurred in defending them. Sirrom does not believe that these actions will have a material adverse effect on the operations of Sirrom.

COMPETITION

     Sirrom's principal competitors include financial institutions, venture capital firms and other nontraditional lenders. Many of these entities have greater financial and managerial resources than Sirrom. Sirrom believes that the quality of its service, its reputation and the timely credit analysis and decision-making processes it follows allow it to compete effectively with these entities. To a significantly lesser degree, Sirrom believes that the interest rates, maturities and payment schedules it offers on the loans to borrowers further allow it to compete effectively.

EMPLOYEES

     Sirrom currently has 101 employees, including 37 employees of Harris Williams. Sirrom believes its relations with its employees are excellent. Sirrom believes that its maintenance of low overhead as a percentage of assets results from contracting for services not directly related to the marketing, underwriting and workout of small business loans or the executive management of Sirrom.

SIRROM'S OPERATIONS AS A BUSINESS DEVELOPMENT COMPANY

     As a business development company, Sirrom may not acquire any asset other than qualifying assets (as described below) unless, at the time of the acquisition, qualifying assets represent at least 70% of the value of Sirrom's total assets. The principal categories of qualifying assets relevant to Sirrom's business are the following:

     - Securities purchased from an issuer that is an eligible portfolio company in transactions not involving any public offering. An eligible portfolio company is defined as any issuer that (1) is organized and has its principal place of business in the United States, (2) is not an investment company other than a SBIC wholly owned by the business development company and (3) does not have any class of publicly traded securities for which a broker may extend margin credit.

     - Securities received in exchange for or distributed for securities described above, or pursuant to the exercise of options, warrants or rights relating to those securities.

     - Cash, cash items, government securities, or high quality debt securities maturing in one year or less from the time of investment.

     Sirrom may not change the nature of its business so as to cease to be, or withdraw its election as, a business development company unless authorized by vote of a majority of the outstanding shares of Sirrom common stock. Since Sirrom made its business development company election, it has not made any substantial change in its structure or in the nature of its business. In connection with the merger, Sirrom will, by definition, no longer be required to be registered as an investment company or business development company under the 1940 Act. Sirrom is therefore seeking the approval of the Sirrom shareholders to withdraw its election to be treated as a business development company. If this approval together with approval of the merger and the merger agreement is obtained at the Sirrom special meeting, then Sirrom will withdraw its election to be treated as a business development company at the effective time.

     Sirrom is permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to the Sirrom common stock if its asset coverage of any senior security (as defined in the 1940 Act) is at least 200% immediately after each issuance. Asset coverage means the ratio that the value of Sirrom's total assets, less all liabilities and indebtedness not represented by senior securities, bears to the total amount of senior securities representing indebtedness of Sirrom plus the total involuntary liquidation preference of any of these senior securities which are stock. Debt securities issued to the SBA are not subject to this asset coverage test. In connection with the transfer of its SBIC operations to SII and the formation of SFC, Sirrom obtained exemptive relief from the SEC from some provisions of the 1940 Act.

Accordingly, Sirrom, SII and SFC may each incur indebtedness so long as after incurring indebtedness Sirrom, individually, and Sirrom and each of its investment company subsidiaries on a consolidated basis, meets the 200% asset coverage test. In addition, while senior securities are outstanding, provisions must be made to prohibit any distribution to shareholders or the repurchase of the senior securities or shares unless Sirrom meets the applicable asset coverage ratios at the time of the distribution or repurchase. Sirrom may also borrow amounts up to 5% of the value of its total assets for temporary or emergency purposes. If Sirrom receives the shareholder approvals sought in this proxy statement/prospectus it will withdraw its election to be treated as a business development company and request an order from the SEC declaring that SII and SFC have ceased to be investment companies. Upon the filing of the election and the receipt of the order, Sirrom, SII and SFC shall no longer be subject to the regulations described in this section.

                              REGULATION OF SIRROM

FEDERAL REGULATION

     Sirrom is presently a business development company and therefore is regulated under the 1940 Act. SII is presently a "small business investment company" and therefore is regulated by the SBIA and is subject to the SBA Regulations. SII and SFC are also registered investment companies and, therefore, subject to the provisions of the 1940 Act as modified by certain exemptive orders received by Sirrom from the SEC.

     It is a condition to completion of the merger that Sirrom withdraw its election to be treated as a business development company under the 1940 Act. It is also a condition to completion of the merger that Sirrom receive an order from the SEC declaring that SII and SFC will cease to be investment companies upon completion of the merger.

     As a small business investment company, SII may only make loans to or investments in "small business concerns," as defined by the SBIA and the SBA Regulations. A "small business concern," as defined in the SBIA and the SBA Regulations is a business concern that is independently owned and operated and is not dominant in its field of operation. A small business concern must either:

     - have a net worth, together with any affiliates, of $18 million or less and an average net income after federal income taxes for the preceding two years of $6 million or less, computing average net income without benefit of any carryover loss; or

     - satisfy alternative criteria under the SBA Regulations that focus on the industry in which the business is engaged and the number of persons employed by the business or its gross revenues.

     In addition, at the end of each fiscal year, 20% of the total amount of investments made since April 8, 1994 must be made to concerns that:

     - have a net worth of not more than $6 million and not more than $2 million in average net income after federal income taxes for the preceding two years; or

     - satisfy alternative industry-related size criteria.

     The SBA Regulations also prohibit a small business investment company from providing funds to a small business concern for certain purposes, like relending and investment outside the United States.

     The amount of annual interest payments SII may charge its borrowers is limited by the SBA Regulations. Under these regulations, the maximum annual financing costs, including interest, of loans with equity features to small business concerns may not exceed the greater of 14% or 6 percentage points above the "debenture rate." As defined in the SBA Regulations, the "debenture rate" is the interest rate announced, from time to time, by the SBA on SBA debentures. As of December 31, 1998, the maximum annual financing cost applicable to SII was 14%. The SBA Regulations also allow a small business investment company to charge a processing fee of up to 4%, which fee is not included in the financing cost calculation.

     The SBA restricts the ability of a small business investment company to repurchase its capital stock, to retire its debentures and to lend money to its officers, directors and employees or invest in affiliates of those persons. The SBA also prohibits, without prior SBA approval, a "change of control" or transfers which would result in any person, or group of persons acting in concert, owning 10% or more of any class of capital stock of a small business investment company. A "change of control" is any event that would result in the transfer of the power, direct or indirect, to direct the management and policies of a small business investment company, whether through ownership, contractual arrangements or otherwise. The merger constitutes a "change in control" for these purposes.

     Sirrom is a closed-end, non-diversified investment company that has elected to be treated as a business development company and, therefore, is subject to regulation under the 1940 Act. The 1940 Act contains prohibitions and restrictions relating to transactions between investment companies and their affiliates, principal underwriters and affiliates of those affiliates or underwriters. The 1940 Act also requires that a majority of the directors be persons other than "interested persons," as defined in the 1940 Act. In addition, the 1940 Act provides that Sirrom may not change the nature of its business so as to cease to be, or to withdraw its election as, a business development company unless so authorized by the vote of a majority, as defined in the 1940 Act, of its outstanding voting securities.

     Sirrom is permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to the Sirrom common stock if its asset coverage of any senior security, as defined in the 1940 Act, is at least 200% immediately after that issuance. Debt securities issued to the SBA are not subject to this asset coverage test. In connection with the transfer of its small business investment company operations to SII and the formation of SFC, Sirrom obtained exemptive relief from the SEC with respect to certain provisions of the 1940 Act. Accordingly, Sirrom, SII and SFC may each incur indebtedness so long as after incurring that indebtedness Sirrom, individually, and Sirrom and each of its investment company subsidiaries on a consolidated basis, meets the 200% asset coverage test. In addition, while senior securities are outstanding, provisions must be made to prohibit any distribution to shareholders or the repurchase of those securities or shares unless Sirrom meets the applicable asset coverage ratios at the time of the distribution or repurchase. Sirrom may also borrow amounts up to 5% of the value of its total assets for temporary or emergency purposes.

     Under the 1940 Act, a business development company may not acquire any asset other than qualifying assets (defined below) unless, at the time of the acquisition, qualifying assets represent at least 70% of Sirrom's total assets. Securities issued by Canadian small businesses will not be qualifying assets. Based on Sirrom's total assets at December 31, 1998, however, Sirrom could acquire or originate up to $175.3 million in non-qualifying assets and retain its business development company status. Qualifying assets are listed in Section 55(a) of the 1940 Act, and the principal categories of qualifying assets relevant to the proposed business of Sirrom are the following:

     - Securities purchased from the issuer in transactions not involving any public offering, which issuer is an eligible portfolio company. An eligible portfolio company is defined in the 1940 Act as any issuer which:

      (1) is organized under the laws of, and has its principal place of business in, the United States;

      (2) is not an investment company other than a small business investment company wholly owned by the business development company; and

      (3) does not have any class of securities with respect to which a broker or dealer may extend margin credit.

     - Securities of any eligible portfolio company which is controlled by the business development company;

     - Securities received in exchange for or distributed on or with respect to securities described in the first two bullets above, or pursuant to the exercise of options, warrants or rights relating to those securities; and

     - Cash, cash items, government securities, or high quality debt securities maturing in one year or less from the time of investment.

     In addition, a business development company must have been organized and have its principal place of business in the United States for the purpose of making investments in the types of securities described in the first two bullets above. To count the securities as qualifying assets for the purpose of the 70% test, however, the business development company must either control the issuer of the securities or make available to the issuer of the securities significant managerial assistance. Where the company purchases those securities in conjunction with one or more other persons acting together, however, one of the other persons in the group may make available the significant managerial assistance. By the making of loans to small concerns, small business investment companies are deemed to provide significant managerial assistance.

STATE REGULATION

     Sirrom is presently licensed as a Tennessee business and industrial development company and therefore is regulated under the Tennessee BIDCO Act. Under the Tennessee BIDCO Act, Sirrom is subject to an annual examination by the Tennessee Department of Financial Institutions and must obtain the approval of the merger by the Commissioner of Financial Institutions prior to the effective time.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following analysis of the financial condition and results of operations of Sirrom should be read in conjunction with the selected financial data, Sirrom's financial statements and the accompanying notes and the other financial data included elsewhere in this proxy statement/prospectus. The financial information provided below has been rounded in order to simplify its presentation. However, the ratios and percentages provided below are calculated using the detailed financial information contained in the financial statements and the accompanying notes and the financial data included elsewhere in this proxy statement/prospectus. The financial information contained herein reflects the operations of Harris Williams as an unconsolidated subsidiary of Sirrom accounted for by the equity method of accounting in conformity with the requirements of the 1940 Act.

OVERVIEW

     Sirrom's principal investment objectives are to achieve a high level of income by collecting interest and processing and financial advisory fees and long-term growth in its shareholders' equity through the appreciation in value of equity interests in its portfolio companies. Sirrom's loans are typically secured debt with relatively high fixed interest rates accompanied by warrants to purchase equity securities of the borrower. In addition to interest on investments, Sirrom also typically collects an up-front processing fee on each loan it originates. Harris Williams typically obtains a monthly retainer fee for each transaction for which it is retained and, in addition, a success fee when the transaction is consummated.

RESULTS OF OPERATIONS

     Sirrom's financial performance in the statements of operations included in the financial statements and accompanying notes consists of four primary elements. The first is "net operating income," which is Sirrom's income from interest, dividends, fees and Harris Williams' pretax income, minus its total operating expenses, including interest expense. The second element is "net realized gain (loss) on investments," which is the proceeds received from the disposition of portfolio assets minus their stated costs at the beginning of the period. The third element is the "change in unrealized appreciation (depreciation) of investments," which is the net change in the fair values of Sirrom's portfolio assets compared with their fair values at the beginning of the period or their stated costs, as appropriate. Generally, "net realized gain
(loss) on investments" and "change in unrealized appreciation (depreciation) of investments" are inversely related. When an appreciated asset is sold to realize a gain, a decrease in unrealized appreciation occurs since the gain associated with the asset is transferred from the "unrealized" category to the "realized" category. Conversely, when a loss is realized on a depreciated portfolio asset, the reclassification of the loss from "unrealized" to "realized" causes an increase in unrealized appreciation and an increase in realized loss. The fourth element is "provision for income taxes," which primarily consists of taxes on the pre-tax income of Harris Williams.

Fiscal Years Ended December 31, 1998, 1997 and 1996

     Net Operating Income. During the year ended December 31, 1998, Sirrom earned interest on investments of $63.5 million, a 53.7% increase over the $41.3 million earned in 1997, which in turn was an 69.3% increase over the $24.4 million earned in 1996. The increases in interest income are a result of increases in the average dollar amount of loans outstanding during the applicable periods. Sirrom also collects an up-front processing fee for each loan it originates. During fiscal 1998, Sirrom collected $7.2 million in processing and other fees, a 2.9% increase over the $7 million collected in 1997, which in turn was a 118.7% increase over the $3.2 million collected in 1996. The modest increase in processing and other fees in 1998 is a result of the modest increase in the dollar amount of loans originated during 1998. The large increase in processing fees collected in 1997 over 1996 was a result of the large increase in loans originated in 1997 as compared to 1996. In the first quarter of 1999, Sirrom intends to change its accounting for processing fees. This change will entail amortizing processing fees over the life of the investment. While the change will not affect the amount of processing fees collected, it will significantly reduce the amount of processing fee income recognized over the next several years. The reduction will be significant because fees collected in previous years have been fully recognized and therefore will have no impact on income in future years. However, after this transition period, the ratio of fee income to new loan originations should return to historical levels because a portion of processing fees collected in prior years will be recognized as income in the current year.

     Sirrom's loan portfolio increased to $477.1 million at December 31, 1998, an increase of 15.8% from $412 million at December 31, 1997, which in turn was an increase of 86% from $221.5 million at December 31, 1996. The $301.8 million of loans originated during fiscal 1998 was a 6.9% increase over the $282.4 million of loans originated during fiscal 1997, which in turn was a 113.9% increase over the $132 million of loans originated in 1996. The decline in the growth of loan originations in 1998 as compared to 1997 loan originations was a result of management's decision to slow growth as described in more detail in the section entitled "Portfolio Turnover and Credit Quality." The weighted average interest rate charged on the loan portfolio at December 31, 1998 was 13.25% as compared to 13.28% and 13.18% at December 31, 1997 and 1996, respectively. Sirrom also earned income from miscellaneous sources in an amount equal to $34,000 in 1998, $61,000 in 1997, and $119,000 in 1996, primarily from interest paid on loans to employees made in connection with purchases of common stock of Sirrom.

     Sirrom's interest expense increased to $17.3 million in 1998, a 76.5% increase over the $9.8 million paid in 1997, which in turn was an 18.1% increase over the $8.3 million paid in 1996. The increase in interest expense from 1996 to 1998 was primarily attributable to an increase in the average amount outstanding under Sirrom's two revolving credit facilities and from the SBA. Sirrom's total borrowings were $250 million on December 31, 1998, $214.3 million on December 31, 1997, and $120.9 million on December 31, 1996.

     Overhead and amortization of borrowing costs totaled $15.8 million in 1998, $9.2 million in 1997, and $5.5 million in 1996. These increases can be largely attributed to the increase in the number of employees from 24 in December 1996 to 61 in December 1998 (excluding Harris Williams employees), the opening of additional offices and increased borrowings. Overhead expenses as a percentage of average assets was 2.5%, 2.1%, and 2.0% for 1998, 1997 and 1996, respectively. The increase in these percentages in 1998 was largely the result of management's decision to reduce loan originations during the last half of the year and an expected one to two quarter lag in related expense reductions.

     During 1998, Harris Williams had revenues of $12.5 million, an increase of 26.3% over $9.9 million in 1997, which in turn was a 47.8% increase over $6.7 million in 1996. During 1998, Harris Williams had pre-tax income of $3.8 million, an increase of 2.7% over $3.7 million in 1997, which was in turn a 12.1% increase over $3.3 million in 1996. The modest increase in 1998 was due to an increase in the size of the fees received on the transactions on which Harris Williams provided advisory services and the increase in 1997 was due to an increase in the number of transactions closed. Harris Williams provided advisory services on 14 transactions that closed during 1998, and 15 transactions in 1997, and 13 transactions during 1996. Income taxes of $1.1 million, $825,000 and $207,000 were provided on Harris Williams' pre-tax income in 1998, 1997 and 1996, respectively.

     Realized Gain (Loss) on Investments. Sirrom's net realized loss on investments was $61.4 million during the year ended December 31, 1998 compared to a net realized gain on investments of $10.7 million and $9.5 million during the years ended December 31, 1997, and 1996, respectively. Realized losses for 1998 were $84 million offset in part by $22.6 million in realized gains. Approximately one third of the net realized loss for the year ended December 31, 1998 was attributable to loans to two borrowers, Saraventures Fixtures, Inc. and Precision Panel Products, Inc., whose manufacturing operations were consolidated during 1998 as part of a restructuring strategy that was ultimately unsuccessful and another third was attributable to the final resolution of loans that had been graded 4, 5 or 6 for over one year. The net realized loss for 1998 was also increased by the reduction in realized gains during the second half of 1998 as a result of the decline in stock market valuations in the second half of 1998 and the virtual cessation of initial public offerings that followed. The following table sets forth the details of realized gains and losses that occurred during the year ended December 31, 1998.

                                                              YEAR ENDED
                                                           DECEMBER 31, 1998
                                                           -----------------
                                                            (IN THOUSANDS)
Vista Information Solutions, Inc. common stock...........      $  4,246
Hoveround Corporation warrants...........................         4,100
Network Event Theaters, Inc. common stock................         3,374
Master Graphics, Inc. common stock.......................         2,203
NOVA Corporation common stock............................         1,360
Multimedia Learning, Inc. warrant........................         1,170
Towne Services, Inc. common stock........................         1,116
Hunt Leasing & Rental Corporation warrants...............           598
Bohdan Automation, Inc. warrants.........................           477
PMTS Services, Inc. warrants.............................           469
Atlantic Security Systems, Inc. warrants.................           434
QuadraMed Corporation common stock.......................           357
Merge Technologies, Inc. common stock....................           355
Patton Management Corporation warrants...................           303
Voice FX Corporation common stock........................           245
Family Golf Centers, Inc. common stock...................           237
CellCall, Inc. common stock..............................           228
Global Marine Electronics, Inc. warrants.................           200
Skillmaster, Inc. warrant................................           200
Protect America, Inc. warrants...........................           185
Outdoor Promotions, LLC warrants.........................           182
UOL Publishing, Inc. common stock........................           173
Quadravision Communications Limited warrant..............           156
Video Update common stock................................            99
Encore Medical corporation stock.........................            17
Just Vacations, Inc. Foreign Exchange loan...............           (59)
Fypro, Inc. loan.........................................           (79)
Sherwood, Inc. preferred stock...........................          (100)
Miscellaneous............................................          (110)
Assured Power, Inc. loan.................................          (200)
Valdawn Watch Company preferred stock....................          (240)

                SCHEDULE OF REALIZED GAINS (LOSSES) FOR THE YEAR
                    ENDED DECEMBER 31, 1998 -- (CONTINUED).

                                                              YEAR ENDED
                                                           DECEMBER 31, 1998
                                                           -----------------
                                                            (IN THOUSANDS)
BankCard Services, Inc. loan.............................          (277)
Hydrofuser Industries, Inc. loan.........................          (295)
Home Link Services, Inc. loan............................          (298)
TCOM Systems, Inc. loan..................................          (346)
National Health Systems, Inc. loan.......................          (420)
H.S.A. International other investment....................          (441)
KWC Management Co., LLC loan.............................          (500)
Sherwood, Inc. loan......................................          (500)
Sirvys Systems loan......................................          (704)
C.J. Spirits, Inc. loan..................................          (758)
Daxxes Corporation loan..................................          (848)
SWS6, Inc. loan..........................................          (994)
Home Link Services, Inc. preferred stock.................        (1,000)
Newfoundland Career Academy, Ltd. loan...................        (1,160)
Champion Glove Manufacturing, Inc. loan..................        (1,250)
Hancock Company other investment.........................        (1,400)
Workout expenses.........................................        (1,538)
NRI Service and Supply, L.P. loan........................        (1,550)
IJL Holdings, Inc. loan..................................        (1,600)
IOL 2000/Suncoast Medical Group loan.....................        (1,628)
Wearever Health Products, LLC loan.......................        (1,650)
Saraventures Fixtures, Inc. preferred stock..............        (1,659)
Multimedia 2000, Inc. common and preferred stock.........        (2,085)
Aero Products Corporation loan...........................        (2,300)
Nationwide Engine Supply, Inc. loan......................        (2,300)
Summit Publishing Group, Ltd loan........................        (2,375)
Vision 2000, Inc. loan...................................        (2,403)
Amscot Holdings, Inc. loan...............................        (2,437)
SWS6, Inc. preferred stock...............................        (2,449)
GC Management, Inc. loan.................................        (2,500)
Valdawn Watch Company loan...............................        (3,022)
Digital Transmission Systems, Inc. loan..................        (3,500)
Vision 2000, Inc. common and preferred stock.............        (4,247)
Fypro, Inc. preferred stock..............................        (4,659)

                SCHEDULE OF REALIZED GAINS (LOSSES) FOR THE YEAR
                    ENDED DECEMBER 31, 1998 -- (CONTINUED).

                                                              YEAR ENDED
                                                           DECEMBER 31, 1998
                                                           -----------------
                                                            (IN THOUSANDS)
Fulcrum Direct, Inc. loan................................        (5,000)
Mesa International, Inc. loan............................        (5,667)
Saraventures Fixtures, Inc. loan.........................        (8,478)
Precision Panel, Inc. loan...............................        (8,892)
                                                               --------
                                                               $(61,434)
                                                               ========

     Change in Unrealized Appreciation (Depreciation) of Investments. For the year ended December 31, 1998, Sirrom recorded a change in unrealized depreciation of $55.3 million. Sirrom recorded change in unrealized depreciation of investments of $1.6 million in 1997 and a change in unrealized appreciation of investment of $2.6 million in 1996. The significant change in unrealized depreciation for 1998 was the result of the increase in the number and dollar amount of loans (from $76.7 million to $136.5 million) graded 4, 5 and 6 at December 31, 1998 versus December 31, 1997, and the additional unrealized depreciation taken against loans in those categories based upon Sirrom's experience in 1998 that the amount ultimately recovered on loans graded 4, 5 and 6 was less than previously anticipated. The following table sets forth information regarding changes in unrealized appreciation (depreciation) of investments made during the year ended December 31, 1998.

                                                              YEAR ENDED
                                                           DECEMBER 31, 1998
                                                           -----------------
                                                            (IN THOUSANDS)
LOANS:
2021 Interactive, LLC....................................      $ (1,250)
Action Sports Group, LLC.................................          (750)
Affinity Fund, Inc.......................................        (1,000)
Air Age Services of San Antonio, Inc.....................          (500)
Altris Software, Inc.....................................        (2,571)
Capital Network Systems, Inc.............................        (1,000)
Amscot Holdings, Inc.....................................          (900)
Assured Power, Inc.......................................           150
Auburn International, Inc................................        (2,375)
Avionics Systems, Inc....................................        (1,500)
B & N Company, Inc.......................................        (2,600)
Bankcard Services Corporation............................           150
BroadNet, Inc............................................        (1,750)
Bug Z., Inc..............................................        (1,500)
Caldwell/VSR, Inc........................................          (125)
Cardiac Control Systems, Inc.............................          (500)
Carter Kaplan Holdings, LLC..............................           549
Cedaron Medical, Inc.....................................          (500)
Champion Glove Manufacturing Co., Inc....................         1,200
C.J. Spirits, Inc........................................           650
Compass Plastics & Technologies, Inc.....................        (6,686)
Compression, Inc.........................................        (4,350)

         SCHEDULE OF SIGNIFICANT UNREALIZED APPRECIATION (DEPRECIATION)
              FOR THE YEAR ENDED DECEMBER 31, 1998 -- (CONTINUED).

                                                              YEAR ENDED
                                                           DECEMBER 31, 1998
                                                           -----------------
                                                            (IN THOUSANDS)
LOANS:
Corporate Link, Inc......................................          (325)
Cover-All Technologies, Inc..............................        (2,700)
Cybo Robotics, Inc.......................................          (275)
Cytech Systems, Inc......................................        (1,240)
Dalts, Inc...............................................          (500)
Data National Corporation................................          (425)
Digital Transmission Systems, Inc........................          (500)
DynaGen, Inc.............................................          (900)
Ergobilt, Inc............................................        (1,800)
Executrain...............................................          (250)
Express Shipping Centers, Inc............................        (2,150)
Fortrend Engineering Corp................................        (1,000)
Fypro, Inc...............................................           150
GC Management, Inc.......................................           250
Gloves, Inc..............................................        (1,500)
Good Food Fast Companies, The............................        (2,600)
Great Train Store Company................................          (750)
H.S.A. International, Inc. other investment..............           250
Hancock Company other investment.........................         1,250
Hunt Industries..........................................          (100)
IOL 2000, Inc............................................         1,225
Jim Bridges Acquisition Company..........................        (1,500)
KOS Corp. Industries.....................................          (200)
KWC Management Company, LLC..............................           450
Leisure Clubs International, Inc.........................          (350)
M.A.P.A., Inc............................................        (2,325)
MCG, Inc.................................................          (150)
Mead-Higgs Company, Inc..................................        (1,400)
Multimedia 2000, Inc.....................................        (4,050)
National Health Systems, Inc.............................           300
Nationwide Engine Supply, Inc............................          (100)
NRI Service & Supply L.P.................................          (400)
Omni Home Medical, Inc...................................          (450)
One Call Comprehensive Care, Inc.........................        (1,475)
Pacific Linen, Inc.......................................        (2,000)
Pipeliner Systems, Inc...................................           100
Recompute Corporation....................................          (600)
Reef Chemical Company, Inc...............................        (1,500)
Rynel Ltd., Inc..........................................          (700)
Saraventures Fixtures, Inc...............................         3,500
SFG Technologies Inc.....................................          (125)
Sheet Metal Specialties, Inc.............................          (325)

         SCHEDULE OF SIGNIFICANT UNREALIZED APPRECIATION (DEPRECIATION)
              FOR THE YEAR ENDED DECEMBER 31, 1998 -- (CONTINUED).

                                                              YEAR ENDED
                                                           DECEMBER 31, 1998
                                                           -----------------
                                                            (IN THOUSANDS)
LOANS:
Smartchoice Automotive Group, Inc........................          (650)
Southern Specialty Brands, Inc...........................          (175)
Street Level Media Inc...................................          (225)
SWS3, Inc. other investment..............................          (250)
TAC Systems, Inc.........................................          (900)
Talent Metal Products....................................        (2,300)
Telecontrol Systems, Inc.................................          (200)
Teltronics, Inc..........................................          (687)
Tie & Track Systems, Inc.................................          (750)
Toccoa Associates, LLC...................................          (325)
Tulsa Industries, Inc....................................        (3,000)
Umbrellas Unlimited, LLC.................................          (150)
Universal Automotive Industries, Inc.....................        (1,125)
Valdawn Watch Company....................................           635
Vision 2000, Inc.........................................           250
Wearever Health Products, LLC............................          (500)
Wolfgang Puck Food Company, Inc..........................          (500)
Workout expenses other investment........................          (350)
Other Loans..............................................          (236)

PRIVATE COMPANY EQUITY SECURITIES:
Bravo Corporation common stock...........................          (350)
DentalCare Partners, Inc. common stock...................          (300)
Front Royal, Inc. common stock...........................           150
Fypro, Inc. preferred stock..............................           611
Home Link, Inc. preferred stock..........................           250
Multimedia 2000, Inc. preferred stock....................         1,973
PaySys International, Inc. common stock..................          (175)
Pipeliner Systems, Inc. preferred stock..................           200
Potomac Group, Inc. common stock.........................         3,901
Potomac Group, Inc. preferred stock......................        (1,000)
Recycling Technologies, Inc. preferred stock.............        (1,050)
Saraventures Fixtures, Inc. preferred stock..............         1,659
Valdawn Watch Co., Inc. preferred stock..................           240
Vision 2000, Inc. common stock...........................          (175)
Vision 2000, Inc. preferred stock........................         1,375
Zahren Alternative Power Corp. common stock..............           165
Zahren Alternative Power Corp. preferred stock...........          (100)
Other Private Company Equity Securities..................           (65)

PRIVATE COMPANY WARRANTS:
American Rockwool Acquisition Corp.......................           675
Anton Airfoods, Inc......................................           350

         SCHEDULE OF SIGNIFICANT UNREALIZED APPRECIATION (DEPRECIATION)
              FOR THE YEAR ENDED DECEMBER 31, 1998 -- (CONTINUED).

                                                              YEAR ENDED
                                                           DECEMBER 31, 1998
                                                           -----------------
                                                            (IN THOUSANDS)
PRIVATE COMPANY WARRANTS:
Auburn International, Inc................................          (150)
CF Data Corp.............................................          (150)
Check into Cash, Inc.....................................         3,839
CMHC Systems, Inc........................................           200
Columbus Medical Holdings, LLC...........................           300
Co-Mack Technologies, Inc................................          (400)
CSM, Inc.................................................           150
Data National Corporation................................          (450)
Dyntec, Inc..............................................           350
Endeavor Technologies, Inc...............................         5,025
Entek Scientific Corporation.............................          (350)
Express Shipping Centers, Inc............................          (262)
FaxNet Corporation.......................................           325
Front Royal, Inc.........................................           350
GerAssist, Inc...........................................           225
Gulfstream International Airlines, Inc...................          (130)
Hoveround Corporation....................................        (3,750)
Hunt Leasing & Rental Corporation........................          (250)
I. Schneid Holdings, LLC.................................           150
ILD Communications, Inc..................................           500
Master Graphics, Inc.....................................         1,050
Mesa International, Inc..................................          (750)
Metrolease, Inc..........................................           470
Mobility Electronics, Inc................................           950
Moore Diversified Products, Inc..........................           200
Multimedia Learning, Inc.................................          (450)
Mytech Corporation.......................................           175
NASC, Inc................................................           250
One Coast Network Corporation............................         1,700
Outdoor Promotions LLC...................................           100
Pacific Linen, Inc.......................................          (548)
Pathology Consultants of America, Inc....................           500
Patton Management Corporation............................          (185)
Physicians Surgical Care, Inc............................           407
Pritchard Paint & Glass Company..........................           750
R&R International, Inc...................................           325
Ready Personnel, Inc.....................................         1,100
Reef Chemical Company, Inc...............................          (300)
Relax the Back Corporation...............................           700
Relevant Knowledge, Inc..................................           150
Stratford Safety Products, Inc...........................           175
Systech Group, Inc.......................................           300

         SCHEDULE OF SIGNIFICANT UNREALIZED APPRECIATION (DEPRECIATION)
              FOR THE YEAR ENDED DECEMBER 31, 1998 -- (CONTINUED).

                                                              YEAR ENDED
                                                           DECEMBER 31, 1998
                                                           -----------------
                                                            (IN THOUSANDS)
PRIVATE COMPANY WARRANTS:
Talus Solutions, Inc.....................................           200
Telecommunications Systems, Inc..........................           300
Teltrust, Inc............................................           825
Towne Services, Inc......................................         1,500
TRC Acquisitions, Inc....................................           100
Vision Software, Inc.....................................           600
Voice FX Corporation.....................................          (250)
Wearever Health Products, LLC............................          (250)
Zahren Alternative Power Corp............................           350
Other Private Company Warrants...........................           103

PUBLIC COMPANY WARRANTS AND EQUITY SECURITIES:
ACT Teleconferencing, Inc. warrants......................          (368)
Altris Software, Inc. warrants...........................          (450)
Altris Software, Inc. preferred stock....................        (3,000)
Biker's Dream, Inc. warrants.............................           391
Clinicor, Inc. preferred stock...........................        (1,650)
Compass Plastics & Technologies, Inc. common stock.......        (1,878)
Compass Plastics & Technologies, Inc. warrants...........          (385)
Consumat Systems, Inc. common stock......................          (579)
Dreams, Inc. warrants....................................           302
Environmental Tectonics Corp. preferred stock............           275
Ergobilt, Inc. warrants..................................          (182)
Family Golf Centers common stock.........................          (250)
Great Train Store Company warrants.......................          (110)
Master Graphics, Inc. common stock.......................        (2,000)
Medical Resources Inc. common stock......................          (320)
Merge Technologies, Inc. common stock....................          (500)
Network Event Theatres, Inc. common stock................           780
Nova Corp. common stock..................................        (1,197)
PMT Services, Inc. common stock..........................           697
Premiere Technologies, Inc. common stock.................          (430)
Quadramed Corporation common stock.......................          (209)
Recompute Corporation warrants...........................           164
Smart Choice Automotive Group, Inc. warrants.............          (150)
Tava Technologies, Inc. warrants.........................           110
Teltronics, Inc. preferred stock.........................          (650)
Teltronics, Inc. warrants................................          (102)
Towne Services, Inc. common stock........................          (580)
UOL Publishing, Inc. common stock........................          (354)
Vista Information Solutions, Inc. common stock...........        (3,385)
Vista Information Solutions, Inc. warrants...............          (185)

         SCHEDULE OF SIGNIFICANT UNREALIZED APPRECIATION (DEPRECIATION)
              FOR THE YEAR ENDED DECEMBER 31, 1998 -- (CONTINUED).

                                                              YEAR ENDED
                                                           DECEMBER 31, 1998
                                                           -----------------
                                                            (IN THOUSANDS)
PUBLIC COMPANY WARRANTS AND EQUITY SECURITIES:
Vista Information Solutions, Inc. preferred stock........           650
Other Public Company Warrants and Equity Securities......          (222)
Amortization of loan discount............................         1,814
                                                               --------
                                                               $(55,336)
                                                               ========

     Provision for Income Taxes. Beginning in February 1995, Sirrom elected to be taxed as an RIC as defined by the Internal Revenue Code. If Sirrom, as an RIC, satisfies certain requirements relating to the source of its income, the diversification of its assets and the distribution of its net income, Sirrom is generally taxed as a pass through entity that acts as a partial conduit of income to its shareholders. To maintain its RIC status, Sirrom must, in general: derive at least 90% of its gross income from dividends, interest and gains from the sale or disposition of securities; meet investment diversification requirements defined by the Internal Revenue Code; and distribute to shareholders at least 90% of its net income (other than long-term capital gains). Neither Sirrom, SII nor SFC will elect to be treated as an RIC in 1999. Therefore, in 1999 Sirrom, SII and SFC will make provisions for income taxes to the extent appropriate.

     During 1998, Sirrom paid dividends of $32.7 million compared to the $24.4 million paid in 1997 and $11.7 million paid in 1996. Of these dividends, $7.5 million, $16.9 million, and $11 million were derived from net operating income for 1998, 1997 and 1996, respectively, and $8.8 million, $7.5 million, and $577,000 were derived from realized capital gains for 1998, 1997 and 1996, respectively. The remaining $16.3 million paid in 1998 was accounted for as a return of capital. Sirrom also elected to designate $10.6 million of the undistributed realized capital gains in 1996 as a "deemed" distribution to shareholders of record as of the end of 1996. Accordingly, $6.9 million for 1996, net of taxes of $3.7 million, of this "deemed" distribution has been retained and reclassified from undistributed net realized earnings to Sirrom common stock. As a result of the realized losses taken by Sirrom in the third and fourth quarters of 1998, Sirrom was not required under the RIC regulations to pay additional dividends to shareholders. Therefore, in order to preserve capital, SCC elected not to pay dividends during the last half of 1998. As stated above, Sirrom will not elect to be treated as an RIC in 1999 and therefore does not presently intend to pay dividends in 1999.

     For the years ended December 31, 1998, 1997 and 1996, Sirrom also provided for federal income tax at a 35% rate on undistributed long-term capital gains and excise tax at a 4% rate on undistributed taxable net investment income and undistributed realized long-term capital gains and provided for federal and state income taxes on Harris Williams' pre-tax income. These tax provisions totaled $1.1 million, $838,000, and $4.3 million for the years ended December 31, 1998, 1997 and 1996, respectively.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 1998, Sirrom had $2.4 million in cash and cash equivalents. At December 31, 1998, Sirrom's investment portfolio included investments in stocks and warrants of publicly traded companies that had an ascertainable market value and were being carried at a fair value of approximately $7.8 million and represent an additional source of liquidity. However, Sirrom's ability to realize such values on a short-term basis is limited by market conditions and various securities law restrictions.

     Traditionally, Sirrom's principal sources of capital to fund its portfolio growth have been borrowings of SII through the SBA-sponsored SBIC debenture program, private and public sales of Sirrom's equity securities and funds borrowed from banking institutions. In February 1995, Sirrom consummated an initial public offering and has completed four additional public offerings since that time, including a public offering of 6,000,000 shares of Sirrom common stock completed in March 1998. These offerings have generated net proceeds of $361.5 million in the aggregate. Sirrom has used the proceeds of these offerings to temporarily repay debt and to originate new loans.

     At December 31, 1998, total SBA borrowings were $101 million, the maximum amount of SBA loans available to an SBIC at that time. Each borrowing from the SBA has a term of ten years, is secured by the assets of SII, is guaranteed by Sirrom and can be prepaid without penalty after five years. The average interest rate on these borrowings was 6.9% as of December 31, 1998, and none of these borrowings mature before 2002.

     Because the significant realized losses Sirrom recorded during fiscal 1998 would have caused a breach of certain asset quality covenants contained in the First Union credit facility, Sirrom repaid approximately $9.4 million outstanding under the facility on January 21, 1999 and terminated the commitment extended thereunder. In connection with the termination of the First Union credit facility, Sirrom obtained the consent of the SBA to transfer approximately $45.8 million of assets from SII to Sirrom. These assets will be used as additional collateral to be sold to SFC which will allow additional borrowings under the ING credit facility.

     Sirrom has also established the $200 million ING credit facility. SFC, a wholly owned, special purpose, bankruptcy remote subsidiary of Sirrom, is the borrower under the ING credit facility. SFC purchases loans originated by Sirrom and the related warrants and uses these loans and warrants as collateral to secure borrowings from ING. SFC is generally able to borrow up to 70% of the principal amount of conforming loans collateralizing the ING credit facility. At December 31, 1998, $132.2 million was outstanding under the ING credit facility and $258.5 million and $266.3 million of loans and warrants at cost and fair value, respectively, were collateralizing the ING credit facility. To manage interest rate risk associated with the variable interest rate under the ING credit facility, Sirrom has entered into various hedging arrangements. Sirrom may borrow under the ING credit facility until December 31, 2001, and it expires on January 5, 2007. The ING credit facility is not guaranteed by Sirrom. However, certain actions by Sirrom can trigger an event of default under the ING credit facility, including a reduction in Sirrom's tangible net worth below approximately $270 million. These would cause termination of further funding and the application of the collateral pledged for repayment of the amounts outstanding under the ING credit facility. In addition, the ING credit facility provides that an event of default is triggered if any two of George M. Miller, II, David M. Resha and Carl W. Stratton are no longer employed by Sirrom. If the merger is completed, FINOVA presently intends to repay all amounts outstanding under the ING credit facility at the effective time of the merger and to terminate the commitment under the ING credit facility.

     Sirrom presently anticipates that the merger will be completed early in the second quarter of 1999. Sirrom believes that anticipated borrowings under the ING credit facility, together with cash on hand, loan repayments and cash flow from operations plus realized gains on investments, will only be adequate to fund the continuing growth of Sirrom's investment portfolio through the second quarter of 1999. In the event that Sirrom does not complete the merger, Sirrom will need to incur additional short and long-term borrowings from other sources, and sell equity in private transactions or sell certain non-core business assets, in order to provide the funds necessary for Sirrom to continue its growth strategy beyond that period. The availability and terms of borrowings, sales of equity and sales of assets, will depend upon market conditions, the interest rate environment and various other conditions, including the performance of Sirrom's portfolio. There can be no assurances that additional funding will be available on terms acceptable to

Sirrom and failure to procure additional funding would require Sirrom to significantly reduce its loan originations which would materially affect its growth and market presence.

PORTFOLIO TURNOVER AND CREDIT QUALITY

     During the year ended December 31, 1998, Sirrom made loans to 178 companies totaling approximately $301.8 million and received repayments (either partial or full) from 66 companies aggregating $94.9 million. During the year ended December 31, 1997, Sirrom made loans to 150 companies totaling approximately $282.3 million and received repayments (either partial or full) from 47 companies aggregating $67.7 million. During the year ended December 31, 1996, Sirrom made loans to 84 companies totaling approximately $132 million and received repayments (either partial or full) from 24 companies aggregating $32.6 million. Since inception, Sirrom has originated $901 million in total loans and $220.2 million, or 24.4% have been repaid. Sirrom cannot control changes in its portfolio of investments, as borrowers have the right to prepay loans made by Sirrom without penalty.

     Sirrom has implemented a system by which it grades all loans on a scale of 1 to 6. The system was intended to reflect the performance of the borrower's business, as well as the collateral coverage of the loans and other relevant factors. To monitor and manage the risk in the overall portfolio, management tracks the weighted average portfolio grade. The weighted average grade was 3.26 and 3.04 at December 31, 1998 and 1997, respectively. Sirrom believes that weighted average grades between 2.75 and 3.25 represent the current normal range for the portfolio.

     Management believes that loans with a grade 1 involve the least amount of risk in Sirrom's portfolio, as the borrower is performing well above expectations financially, and other risk factors are clearly favorable. Management believes that loans with a grade 2 involve low risk relative to other loans in Sirrom's portfolio, as the borrower is performing above expectations financially and the majority of risk factors are favorable. Management believes that loans with a grade 3 involve an acceptable risk, as the borrower is performing as expected financially and the other risk factors are generally favorable.

     Loans graded 4 typically involve a borrower that is performing marginally below expectations and there exists short-term negative trends or negative events that have created some concern. Sirrom's management believes that loans in this category require a proactive action plan to be executed by the borrower's management and monitored by the responsible Sirrom officer. A grade 4 is typically a temporary rating that is followed by an upgrade or downgrade within six months as the borrower's business improves or declines. As of December 31, 1998 and 1997, Sirrom's portfolio consisted of 32 and 18 loans, respectively, graded 4. The aggregate principal balance of loans graded 4 at December 31, 1998 and 1997, respectively, was $66.9 million and $49 million, which represented 11.9% and 10.2%, respectively, of the total portfolio balance at such dates.

     Loans graded 5 and 6 are placed on Sirrom's credit watch list and are serviced by a member of Sirrom's workout group. Loans with a grade 5 are generally in default and interest is generally not being accrued, but Sirrom's management believes the borrower's management is capable of executing a plan to return the borrower to an acceptable risk level. Loans with a grade 6 involve an unacceptable level of risk with substantial probability of loss. These loans are on non-accrual and Sirrom has charged off or expects to charge off a significant part of the loan. At December 31, 1998 and 1997, Sirrom had loans to 31 companies with an aggregate principal balance of $69.2 million and 16 companies with an aggregate principal balance of $27.7 million, respectively, that were graded a 5 or 6 and that were not accruing interest, which represented 12.3% and 6.5%, respectively, of the total portfolio balance.

     Since late 1995 when Sirrom refined its loan grading system to reflect management's additional experience in monitoring its growing portfolio, the percentage of the principal balance of loans graded 4 to the total portfolio balance has typically ranged between 10% and 15%, with an occasional decrease below that range. Also since that time, the percentage of the principal balance of loans graded 5 and 6 to the total portfolio balance has typically ranged between 6% and 10%. Given the nature of Sirrom's business, making loans to small companies, and the risks associated with this business, Sirrom expects the absolute dollar amount of loans graded 4, 5 and 6 and the ratio of these loans to the total portfolio to vary greatly, individually and in the aggregate, on a quarter to quarter basis.

     Sirrom believes the percentage of grade 4 loans at December 31, 1998 to be within the current normal range of variability. Sirrom also believes the percentage of grade 5 and 6 loans to be above the current normal range of variability as a result of a combination of factors, including the following:

     - The substantial growth in the portfolio over the last two years, coupled with the concept that non-performance on new loans typically comes early in the loan's life cycle, has significantly impacted the percentage increase of loans graded 4, 5 and 6.

     - Due to the tightening of credit standards within many commercial banks and other lenders during the second half of 1998, senior lenders to certain of Sirrom's portfolio companies have instituted interest payment blockages with respect to Sirrom's loans under circumstances in which they might not have done so in the past. These interest payment blockages have caused the loans to be put on Sirrom's credit watch list when they otherwise would not have been placed on the list.

     Sirrom is closely monitoring the recent upward trend in the ratio of loans in the lower three credit grades to the total portfolio, has decided to reduce the rate of growth of loan originations and continues to redefine its operating model to seek to improve overall asset quality. See "Business -- Operations." No assurance, however can be given that the trends in total loans classified in the lower three loan categories will not continue, or that the total loans classified 5 and 6 will not continue to grow, particularly if overall economic conditions nationally, internationally or in the Southeastern United States deteriorate.

YEAR 2000 COMPLIANCE

     The Year 2000 issue, in general terms, is that many existing computer systems and microprocessors with date-based functions, including non-information technology equipment and systems, use only two digits to identify a year. This equipment and systems assumes that the first two digits of the year are always "19." Consequently, on January 1, 2000, computers that are not Year 2000 compliant may read the year as 1900. The concern is that systems that calculate, compare or sort using the incorrect date may malfunction. If these malfunctions are not corrected, business operations could be disrupted. In an attempt to prevent these problems, Sirrom has begun implementing a Year 2000 compliance program. Sirrom created a Year 2000 Compliance Committee that is focusing on three primary areas of concern: Sirrom's information technology and other systems, third parties and portfolio companies.

     Most of the software used in Sirrom's information technology systems is provided by outside vendors. Sirrom uses two primary software programs, one to track its investment portfolio and one to provide accounting functions. These programs have been designated as Year 2000 compliant by the vendors. Additionally, Sirrom will either conduct its own tests for compliance or use third party test results. Approximately 90% of Sirrom's remaining vendors have provided software or software upgrades designated by the software vendor as Year 2000 compliant. In addition, Sirrom has developed a Year 2000 contingency plan to address vendor-supplied software which does not meet Sirrom's Year 2000 compliance deadlines.

     Sirrom's non-information technology systems used to conduct business at its facilities consist primarily of office equipment besides computers and communications equipment. Sirrom has inventoried its non-information technology systems and has contacted its office equipment vendors to determine the status of their Year 2000 readiness. Sirrom does not currently believe that it faces material adverse issues for its non-information technology systems.

     Sirrom has been actively communicating with third parties about the status of their Year 2000 readiness. These third parties include Sirrom's banks, vendors, landlords and suppliers of telecommunication services and other utilities. As part of the process of evaluating its options and attempting to mitigate third party risks, Sirrom is collecting and analyzing information from third parties.

     Sirrom is also investigating the impact of the Year 2000 issue on its portfolio companies. Beginning in February 1998, Sirrom submitted a series of questionnaires to its portfolio companies as of December 31, 1997, to determine their potential exposure to Year 2000 problems and the adequacy of their plans to address any exposure. Additionally, since January 1998, Sirrom has performed due diligence regarding the Year 2000 issue for all new borrowers. Sirrom plans to complete its evaluation of its portfolio companies and will then complete any necessary follow up by March 31, 1999 with those portfolio companies whom Sirrom believes have material exposure and inadequate contingency plans. Based upon the disclosure received from the responding companies, Sirrom believes that companies whose loans represent approximately 90% of its portfolio have either no material exposure to Year 2000 or are finalizing their contingency plans to address this exposure. Sirrom has not made a determination with respect to the balance of its portfolio as it is in the process of finalizing its review of those companies.

     Through March 31, 1999, Sirrom will continue with the testing and remediation of its information technology and non-information technology systems and the evaluation of its third party and portfolio company Year 2000 risks. Sirrom will take further steps designed to reduce its exposure to these risks. Sirrom will also further develop its contingency plan for business continuation in the event of a Year 2000 systems failure. This contingency plan is based upon Sirrom's existing disaster recovery plan with modifications for Year 2000 risks.

     Because Sirrom has maintenance contracts with most of its software vendors, it has not been required to purchase most of the software upgrades necessary to ensure Year 2000 compliance. As a result, the cost of Sirrom's Year 2000 project is expected to be relatively minor, not exceeding $200,000. This amount includes the costs of:

     - additional software;

     - Sirrom's systems professionals dedicated to achieving Year 2000 compliance for Sirrom's information technology systems;

     - the costs of analyzing the Year 2000 readiness of the portfolio companies; and

     - other employee and management costs.

Sirrom has included the cost of the Year 2000 project in its annual budgets for information technology. Sirrom has postponed some minor non-Year 2000 information technology expenditures and initiatives until after 2000 so it can concentrate resources on the Year 2000 issue. Sirrom does not expect that this postponement will have a material effect on Sirrom's financial condition and results of operations.

     It is hard to predict the effect of Year 2000 non-readiness on the business of Sirrom. Significant Year 2000 failures in Sirrom's systems or in the systems of third parties could have a material adverse effect on Sirrom's business. Given the size and age of its portfolio companies and the service-based industries in which they primarily operate, Sirrom anticipates that few of its portfolio companies will face any material issues regarding the Year 2000. However, no assurance can be given that some of Sirrom's portfolio companies will not suffer material adverse effects from Year 2000 issues. If the adverse effects impact the companies' ability to repay their loans, Sirrom's operating results and financial condition could be adversely effected. Sirrom believes that its reasonably likely worst case Year 2000 scenario is a material increase in Sirrom's credit losses due to Year 2000 problems for Sirrom's portfolio and disruption in financial markets causing liquidity stress to Sirrom. The magnitude of these potential credit losses or disruption cannot be determined at this time.

INTEREST RATES, EQUITY PRICES AND FOREIGN CURRENCY EXCHANGE RATES

     Sirrom is subject to market risk associated with changes in interest rates, equity prices, and foreign currency exchange rates.

     Interest rates. Sirrom's balance sheet consists of two items subject to interest rate risk. First, Sirrom's investment portfolio consists of fixed rate loans. Given that the loans are priced at a fixed rate, changes in interest rates do not have a direct impact on interest income. In addition, changes in market interest rates are not typically a significant factor in the Sirrom board's determination of fair value of these loans. Second, Sirrom's liabilities consist of debt payable to the SBA and two financial institutions. The SBA debentures are payable at fixed rates of interest, so changes in interest rates do not affect Sirrom's interest expense. The two revolving credit facilities are priced at floating rates of interest, with a basis of LIBOR, prime rate, or commercial paper rates at Sirrom's option. As discussed in the notes to the consolidated financial statements, Sirrom has entered into several interest rate swap agreements to hedge against changes in interest expense related to changes in market interest rates. While Sirrom attempts to match swaps with debt to achieve a "perfect" hedging arrangement, at any point in time Sirrom's hedges may not be fully effective in this regard due to (1) the amount swapped may not match the amount borrowed due to Sirrom's inability to control the timing and amount of loan originations and repayments and thus the amount borrowed under the revolving credit facilities; (2) the monthly payments due from or payable to the counterparties under the swaps are based on the average interest rate for a 30-day period for the respective interest rate being swapped (e.g., LIBOR), and the timing and amount of Sirrom's borrowings during that period may cause Sirrom's average interest rate paid to be different from the average rate under the swap; and (3) the monthly payments due from or payable to the counterparty under the commercial paper swaps are based on an index (USD-CP-H.15), and the actual commercial paper sold by Sirrom under the ING credit facility may be at a different interest rate than the index. As a result of these factors, at any given time a change in interest rates could result in either an increase or decrease in Sirrom's interest expense. Based on the amount borrowed and the swap positions at December 31, 1998, a hypothetical 10% increase or decrease in interest rates would result in a decrease or increase, respectively, in interest exposure of approximately one-fourth of that amount. Additionally, changes in interest rates could also impact the fair values of the swap agreements. See the notes to the consolidated financial statements for fair value information related to the swap agreements.

     Equity prices. A significant portion of Sirrom's investment portfolio consists of debt and equity investments in private companies. Sirrom would anticipate no impact on these investments from modest changes in market equity prices. However, should significant changes in market equity prices occur, there could be a longer-term effect on valuations of private companies, which could affect the carrying value and the amount and timing of gains realized on these investments. Significant changes in market equity prices could affect the timing of loan repayments, but should not affect the value of Sirrom's private company loans. A smaller portion of Sirrom's investment portfolio consists of common stocks and warrants to purchase common stock in publicly traded companies. At December 31, 1998, these investments were carried at a fair value of $7.8 million. These investments are directly exposed to equity price risk, in that a hypothetical ten percent change in these equity prices would result in a similar percentage change in the fair value of these securities. Finally, Sirrom holds debt and equity securities that are convertible into the common stock of publicly traded companies. At December 31, 1998, these investments were carried at a fair value of $26.7 million. These investments are directly exposed to equity price risk, but given that the securities hold a liquidation preference that is senior to the common stock and given that the securities have either an interest or dividend payment associated with them, the change in fair value of these securities would be expected to be less than any change in the price of the underlying common stock. Thus, a hypothetical ten percent change in these equity prices would result in a lesser percentage change in the fair value of these securities.

     Foreign currency exchange rates. Approximately 96% and 4% of Sirrom's investment portfolio is denominated in U.S. dollars and Canadian dollars, respectively, as measured on a fair value basis. As such, Sirrom's exposure to changes in foreign currency exchange rates is not material to its financial position.

IMPACT OF INFLATION

     Sirrom does not believe that inflation materially affects its business, other than the impact that it may have on the securities markets, the valuations of business enterprises and the relationship of the valuations to underlying earnings. Those could all influence the value of Sirrom's investments.

                      DESCRIPTION OF FINOVA CAPITAL STOCK

     The following summary of certain provisions of the FINOVA common stock, preferred stock, junior participating preferred stock (the "Junior Preferred Stock") and the rights to purchase the Junior Preferred Stock (the "Rights") of FINOVA is not complete. Sirrom shareholders should refer to the FINOVA Certificate and the FINOVA Bylaws, FINOVA's certificate of designations for the Junior Preferred Stock and the Rights Agreement dated as of February 15, 1992, as amended and restated as of September 14, 1995 (the "Rights Agreement"), between FINOVA and Harris Trust & Savings Bank, as successor Rights Agent. To obtain copies of those documents, see "Where You Can Find More Information."

     FINOVA is authorized by the FINOVA Certificate to issue 105,000,000 shares of capital stock, consisting of 5,000,000 shares of preferred stock, par value $.01 per share, and 100,000,000 shares of common stock. On the recommendation of FINOVA's board, at the 1999 annual meeting, the FINOVA shareholders will consider approval of an amendment to FINOVA's Certificate to increase the number of authorized shares. If approved, the proposal will increase the number of common shares from 100 million to 400 million, and the number of preferred shares from 5 million to 20 million. As of February 26, 1999, there were approximately 56,045,000 shares of FINOVA common stock outstanding, net of approximately 2,510,000 treasury shares held by FINOVA, and no shares of preferred stock outstanding. However, FINOVA has authorized 600,000 shares of Junior Preferred Stock which have been reserved for issuance on the exercise of the Rights.

FINOVA COMMON STOCK

     The holders of FINOVA common stock are entitled to one vote per share. The FINOVA Certificate does not provide for cumulative voting in the election of directors. The FINOVA board may declare dividends on FINOVA common stock in its discretion, if funds are legally available for those purposes. On liquidation, holders of FINOVA common stock are entitled to receive pro rata any remaining assets of FINOVA after FINOVA satisfies or provides for the satisfaction of all liabilities and the obligations on its preferred stock, if any. The holders of FINOVA common stock do not have preemptive rights to subscribe for or purchase any shares of capital stock or other securities of FINOVA.

PREFERRED STOCK

     Under the FINOVA Certificate, the FINOVA board is authorized, without shareholder action, to issue preferred stock in one or more series, with designations, powers, preferences, rights, qualifications, limitations and restrictions as the FINOVA board determines. Thus, the FINOVA board, without shareholder approval, could authorize the issuance of preferred stock with voting, conversion and other rights that could adversely affect the voting power and other rights of the holders of FINOVA common stock or that could make it more difficult for another company to enter into certain business combinations with FINOVA. See "-- Certain Other Provisions of the Certificate of Incorporation, the Bylaws and Delaware Law -- Preferred Stock" below.

SHAREHOLDER RIGHTS PLAN

     In 1992, FINOVA issued one Right for each outstanding share of FINOVA common stock. FINOVA has and will continue to issue one Right with each newly issued share of FINOVA common stock, including stock issued on conversion of preferred securities. The obligation to continue to issue the Rights, however, will terminate on the expiration, exchange or redemption of the Rights.

     Each Right entitles the registered holder to purchase from FINOVA 1/200th of a share of the Junior Preferred Stock. The purchase price is $67.50 per 1/200th of a share, subject to adjustment under certain circumstances.

     The Rights will trade only with FINOVA common stock, and FINOVA will not issue separate certificates for the Rights until the "Rights Distribution Date." That date occurs on the first to occur of the following events:

     - 10 days after a public announcement (the "Share Acquisition Date") that a person or group of persons acting together has become the beneficial owner of 20% or more of FINOVA common stock, directly or indirectly (becoming an "Acquiring Person"); or

     - 10 business days after the start or announcement of an intention to make a tender offer or exchange offer that would result in a person or group acting together beneficially owning 20% or more of FINOVA common stock, directly or indirectly. The FINOVA board, however, may extend this 10 business day deadline before the time the person or group becomes an Acquiring Person.

     The Rights may not be exercised until the Rights Distribution Date. The Rights will expire on February 28, 2002 unless FINOVA extends that date or unless FINOVA redeems or exchanges the Rights before then.

     The value of each 1/200th interest in a share of Junior Preferred Stock is intended to approximate the value of one share of FINOVA common stock, due to the dividend, liquidation and voting rights of the Junior Preferred Stock. There can be no assurance the value will be the same.

How the Rights Work

     If a person or group becomes an Acquiring Person, their Rights become void. The other Rights holders will have the right to exercise their Rights, at the then current exercise price, for FINOVA common stock having a market value of two times the exercise price of the Right. That right to purchase, however, will not exist if the Rights Distribution Date is due to a tender or exchange offer for all of the FINOVA common stock and the independent members of the FINOVA board determine that the offer is at a fair price, on fair terms and is otherwise in the best interests of FINOVA and its shareholders.

     The other Rights holders also will have the same exercise rights described above if, after a person or group becomes an Acquiring Person, FINOVA is acquired in a merger or business combination or at least half of FINOVA's total assets and earning power are sold. The tender or exchange offer exception described above applies if the price offered to the shareholders for each share of FINOVA common stock is not less than that paid in the tender or exchange offer, and the consideration is in the same form as that paid in the tender or exchange offer. If the requirements of this exception are met, then the Rights will expire.

Exchange of Rights

     After a person or group becomes an Acquiring Person but before the Acquiring Person acquires at least half of the outstanding FINOVA common stock, the FINOVA board may exchange all or some of the Rights at an exchange ratio of one share of FINOVA common stock for 1/200th of a share of Junior Preferred Stock per Right, subject to adjustment.

Redemption of Rights

     FINOVA may redeem all, but not less than all, the Rights for $.01 per Right at any time before the earlier of 15 days after the Share Acquisition Date or the expiration date noted above. The FINOVA board may determine the conditions, terms and effective date for the redemption. FINOVA may pay the redemption price in cash, FINOVA common stock or any other method selected by the FINOVA board. Upon redemption, the right to exercise the Rights will terminate, and the holders will only have the right to receive the redemption price.

No Rights as a Shareholder

     Rights holders, as Rights holders, have no independent rights as shareholders of FINOVA, including the right to vote or to receive dividends, until the Rights are exercised.

Antitakeover Effects

     The Rights have certain antitakeover effects. The Rights will substantially dilute the ownership interest in FINOVA common stock of any Acquiring Person. That dilution would impair the ability of the Acquiring Person to change the composition of the FINOVA board. It also would impact its ability to acquire FINOVA on terms not approved by the FINOVA board, including through a tender offer at a premium to the market price, except through an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or business combination approved by the FINOVA board, since FINOVA may redeem the Rights before they become exercisable.

Junior Preferred Stock Not Registered

     The Junior Preferred Stock is not registered with the SEC or any other securities administrator. If the Rights become exercisable, FINOVA intends to register with the SEC the Junior Preferred Stock exchangeable for the Rights.

CERTAIN OTHER PROVISIONS OF THE CERTIFICATE OF INCORPORATION, THE BYLAWS AND DELAWARE LAW

     The FINOVA Certificate and FINOVA Bylaws contain certain provisions that could make more difficult an acquisition of FINOVA by means of a tender offer, a proxy contest or otherwise. This description is only a summary and does not provide all the information contained in the FINOVA Certificate and FINOVA Bylaws. To obtain copies of these documents, see "Where You Can Find More Information."

     Delaware law permits a corporation to eliminate or limit the personal liability of its directors to the corporation or to any of its shareholders for monetary damages for a breach of fiduciary duty as a director, except:

     - for breach of the duty of loyalty;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - for certain unlawful dividends and stock purchases and redemptions; or

     - for any transaction from which the director derived an improper personal benefit.

The FINOVA Certificate provides that no director will be personally liable to FINOVA or its shareholders for monetary damages for any breach of his or her fiduciary duty as a director, except as provided by Delaware law.

Board of Directors

     The FINOVA Certificate and FINOVA Bylaws divide the FINOVA board into three classes of directors, as nearly equal in number as possible. The shareholders elect one class of directors each year for a three-year term.

     The classification of directors makes it harder for shareholders to change the composition of the FINOVA board. At least two special meetings of shareholders, instead of one, generally will be required to change a majority of the FINOVA board. That delay may help ensure that FINOVA's directors, if confronted by a proxy contest, tender or exchange offer or extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interest of the shareholders. The classification provisions apply to every election of directors, regardless of whether a change in the composition of the FINOVA board would be beneficial to FINOVA and its shareholders and whether or not a majority of the shareholders believe that a change is desirable.

     The classification provisions also could discourage a third party from initiating a proxy contest, tender offer or other attempt to obtain control of FINOVA, even though an attempt might be beneficial to FINOVA and its shareholders. The classification of the FINOVA board thus increases the likelihood that incumbent directors will retain their positions. In addition, because the classification provisions may discourage accumulations of large blocks of FINOVA's stock by purchasers whose objective is to take control of FINOVA and remove a majority of the FINOVA board, the classification of the FINOVA board could reduce the likelihood of fluctuations in the market price of FINOVA common stock that might result from accumulations of large blocks. Accordingly, shareholders could be deprived of certain opportunities to sell their shares of FINOVA common stock at a higher market price than otherwise might be the case.

Number of Directors; Removal; Filling Vacancies

     The FINOVA Certificate provides that, subject to any rights of preferred shareholders to elect additional directors under specified circumstances, the number of directors will be fixed as stated in the FINOVA Bylaws. The FINOVA Bylaws provide that, subject to any rights of holders of preferred stock to elect directors under specified circumstances, the number of directors will be fixed exclusively by directors constituting a majority of the total number of directors that FINOVA would have if there were no vacancies on the FINOVA board, but must consist of between 3 and 17 directors.

     In addition, the FINOVA Bylaws provide that, subject to any rights of preferred shareholders, and unless the FINOVA board otherwise determines, any vacancies will be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum. Accordingly, absent an amendment to the FINOVA Bylaws, the FINOVA board could prevent any shareholder from enlarging the FINOVA board and filling the new directorships with that shareholder's own nominees.

     Under Delaware law, unless otherwise provided in the certificate of incorporation, directors serving on a classified board may only be removed by the shareholders for cause. In addition, the FINOVA Certificate and FINOVA Bylaws provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least 80% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting as a single class.

Shareholder Action by Written Consent; Special Meetings

     Shareholders of FINOVA must act only through an annual or special meeting. Shareholders cannot act by written consent in lieu of a meeting. Only the Chairman or a majority of the whole FINOVA board may call a special meeting. Shareholders of FINOVA are not able to call a special meeting to require that the FINOVA board do so. At a special meeting, shareholders may consider only the business specified in the notice of meeting given by FINOVA. Preferred shareholders may be given different rights from those noted above.

     The provisions of the FINOVA Certificate and FINOVA Bylaws prohibiting shareholder action by written consent may have the effect of delaying consideration of a shareholder proposal until the next annual meeting, unless a special meeting is called by the Chairman or at the request of a majority of the FINOVA board. These provisions also would prevent the holders of a majority of stock from unilaterally using the written consent procedure to take shareholder action. Moreover, a shareholder could not force shareholder consideration of a proposal over the opposition of the Chairman and the FINOVA board by calling a special meeting of shareholders before the time the Chairman or a majority of the FINOVA board believes this consideration to be appropriate.

Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals

     The FINOVA Bylaws establish an advance notice procedure for shareholders to nominate directors, or bring other business before an annual meeting of shareholders of FINOVA.

     A person may not be nominated for a director position unless that person is nominated by or at the direction of the FINOVA board or by a shareholder who has given appropriate notice to FINOVA's Secretary during the periods noted below before the meeting. Similarly, a shareholder may not bring business before an annual meeting unless the shareholder has given FINOVA's Secretary appropriate notice of its intention to bring that business before the meeting. FINOVA's Secretary must receive the nomination or proposal between 70 and 90 days before the first anniversary of the prior year's annual meeting. If FINOVA's annual meeting date is advanced by more than 20 days or delayed by more than 70 days from that anniversary date, then FINOVA's Secretary must receive the notice between 90 days before the meeting and the later of the 70th day before the meeting or 10 days after the meeting date is first publicly announced.

     If the FINOVA board increases the number of directors and if FINOVA has not publicly announced nominees for each open position within 80 days before the first anniversary of the prior year's annual meeting, shareholders may nominate directors for the new position, but only those newly created positions, if FINOVA's Secretary receives the notice no later than 10 days following public announcement of that change.

     Shareholders may nominate directors only at a special meeting by sending appropriate notice for receipt by FINOVA's Secretary between the 90th day before the meeting and the later of the 70th day before the meeting or the 10th day after the first public announcement of the meeting date.

     A shareholder's notice proposing to nominate a person for election as a director must contain certain information, including the identity and address of the nominating shareholder, the class and number of shares of stock of FINOVA beneficially owned by the shareholder and all information regarding the proposed nominee that would be required to be included in a proxy statement soliciting proxies for the proposed nominee. A shareholder's notice relating to the conduct of business other than the nomination of directors must contain certain information about that business and about the proposing shareholder, including a brief description of the business the shareholder proposes to bring before the meeting, the reasons for conducting that business at the meeting, the name and address of the shareholder, the class and number of shares of stock of FINOVA beneficially owned by that shareholder and any material interest of the shareholder in the business so proposed. If the Chairman or other officer presiding at a meeting determines that a person was not properly nominated, or other business was not properly brought before the meeting, the person will not be eligible for election as a director, or the business will not be conducted at the meeting, as appropriate.

     Advance notice of nominations or proposed business by shareholders gives the FINOVA board time to consider the qualifications of the proposed nominees, the merits of the proposals and, to the extent deemed necessary or desirable by the FINOVA board, to inform shareholders about those matters. The FINOVA board also may recommend positions regarding those nominees or proposals, so that shareholders can better decide whether to attend the meeting or to grant a proxy regarding the nominee or that business.

     Although the FINOVA Bylaws do not give the FINOVA board any power to approve or disapprove shareholder nominations for the election of directors or proposals for action, these procedures may preclude a contest for the election of directors or the consideration of shareholder proposals if the proper procedures are not followed, or discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of the nominees or proposals might be harmful or beneficial to FINOVA and its shareholders.

Preferred Stock

     The FINOVA Certificate authorizes the FINOVA board to establish one or more series of preferred stock and to determine, for any series of preferred stock, the terms and rights of the series, including;

     - the designation of the series;

     - the number of shares of the series, which the FINOVA board may increase or decrease, but not below the number of shares of that series then outstanding, unless otherwise provided by the terms of the series;

     - whether dividends, if any, will be cumulative or noncumulative and the dividend rate of the series, if any;

     - the dates at which dividends, if any, will be payable;

     - the redemption rights and price or prices, if any, for shares of the series;

     - the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

     - the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of FINOVA's affairs;

     - whether the shares of the series will be convertible into shares of any other class or series, or any other security, of FINOVA or any other corporation, and, if so, the specification of class or series or security, the conversion price or prices or rate or rates, any adjustments to the prices or rates, the date or dates as of which the shares shall be convertible and all other terms upon which the conversion may be made;

     - restrictions on the issuance of shares of the same series or of any other class or series; and

     - the voting rights, if any, of the holders of shares of the series.

     FINOVA believes that the ability of the FINOVA board to issue one or more series of preferred stock will provide FINOVA with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs which might arise. The authorized shares of preferred stock, as well as shares of FINOVA common stock, will be available for issuance without further action by FINOVA's shareholders, unless approval is required by applicable law or the rules of any stock exchange or automated quotation system on which FINOVA's securities are listed or traded. The NYSE currently requires shareholder approval in several instances, including where the present or potential issuance of shares could result in an increase in the number of shares of common stock, or in the amount of voting securities, outstanding of at least 20%, subject to certain exceptions. If the approval of FINOVA's shareholders is not required for the issuance of shares of preferred stock or FINOVA common stock, the FINOVA board may determine not to seek shareholder approval.

     Although the FINOVA board has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on its terms, impede a merger, tender offer or other takeover attempt. The FINOVA board will make any determination to issue shares with those terms based on its judgment as to the best interests of FINOVA and its shareholders. The FINOVA board, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt, including a tender offer or other transaction, in which an acquiror would change the composition of the FINOVA board. An acquisition attempt could be discouraged in this manner even if some, or a majority, of FINOVA's shareholders believe it to be in their best interests or in which shareholders might receive a premium for their stock over the then current market price of the stock.

Merger/Sale of Assets

     The FINOVA Certificate provides that certain "business combinations" must be approved by the holders of at least 66 2/3% of the voting power of the shares not owned by an "interested stockholder," unless the business combinations are approved by the "Continuing Directors" or meet certain requirements regarding price and procedure. The terms quoted in this paragraph are defined in the FINOVA Certificate.

Amendment of Certain Provisions of the Certificate of Incorporation and Bylaws

     Under Delaware law, shareholders may adopt, amend or repeal the bylaws and, with approval of the board, the certificate of incorporation of a corporation. In addition, a corporation's board may adopt, amend or repeal the bylaws if allowed by the certificate of incorporation. The FINOVA Certificate requires a vote of:

     - at least 80% of the outstanding shares of voting stock, voting together as a single class, to amend provisions of the FINOVA Certificate relating to the prohibition of shareholder action without a meeting; the number, election and term of FINOVA's directors; and the removal of directors;

     - at least 66 2/3% of the outstanding shares of voting stock, voting together as a single class, to amend the provisions of the FINOVA Certificate relating to approval of certain business combinations; and

     - at least a majority of the outstanding shares of voting stock, voting together as a single class, to amend all other provisions of the FINOVA Certificate.

     The FINOVA Certificate further provides that the FINOVA Bylaws may be amended by the FINOVA board or by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of voting stock, voting together as a single class. These supermajority voting requirements make it more difficult for the shareholders to amend the FINOVA Bylaws or any of the provisions of the FINOVA Certificate, even if a majority of FINOVA's shareholders believe that amendment would be in their best interests.

Antitakeover Legislation

     Subject to certain exceptions, Delaware law does not allow a corporation to engage in a business combination with any interested stockholder for a three-year period following the date that the shareholder becomes an interested stockholder, unless:

     - before that date, the board approved either the business combination or the transaction in which the shareholder became an interested stockholder;

     - on that date, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares); or

     - on or after that date, the board and 66 2/3% of the outstanding voting stock not owned by the interested stockholder approved the business combination.

     Except as specified by Delaware law, an interested stockholder includes (1) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, at any time within three years immediately before the relevant date, and (2) the affiliates and associates of that person.

     Under certain circumstances, Delaware law makes it more difficult for an interested stockholder to enter into various business combinations with a corporation for a three-year period. Shareholders, however, may adopt an amendment to a corporation's certificate of incorporation or bylaws excluding the corporation from these restrictions. However, the FINOVA Certificate and the FINOVA Bylaws do not exclude FINOVA from the restrictions imposed under Delaware law. These provisions of Delaware law may encourage companies interested in acquiring FINOVA to negotiate in advance with the FINOVA board, since the shareholder approval requirement would be avoided if a majority of the FINOVA board approves either the business combination or the transaction which results in the shareholder becoming an interested stockholder.

                  COMPARISON OF RIGHTS OF SIRROM SHAREHOLDERS
                            AND FINOVA SHAREHOLDERS

     Sirrom is incorporated under the laws of the State of Tennessee. FINOVA is incorporated under the laws of the State of Delaware. The Sirrom shareholders' rights are currently governed by Tennessee law, the Sirrom Charter and the Sirrom Bylaws. Upon the exchange of your shares of Sirrom common stock for shares of FINOVA common stock, your rights will be governed by Delaware law, the FINOVA Certificate and the FINOVA Bylaws. Material differences between your rights as a holder of shares of Sirrom common stock and your rights as a FINOVA shareholder are summarized below.

     As a shareholder of a business development company you are currently entitled to vote on any change in the fundamental policies of Sirrom and on any election by Sirrom to withdraw its status as a business development company. There will be no corresponding rights as a FINOVA shareholder. As a company licensed under the Tennessee BIDCO Act, and therefore subject to regulation by the Tennessee Department of Financial Institutions, Sirrom must have shareholder approval for any change in control. As a shareholder of FINOVA you will not have similar rights.

     The following summary highlights certain differences in the TBCA, the DGCL, the FINOVA Certificate, the FINOVA Bylaws, the Sirrom Charter and the Sirrom Bylaws. The identification of specific differences is not meant to indicate that other equally, or more significant differences, do not exist. Copies of the FINOVA Certificate and the FINOVA Bylaws are incorporated into this document by reference. Copies of the Sirrom Charter and the Sirrom Bylaws will be furnished to you upon request. FINOVA will send copies of any of these to you at your request. See "Where You Can Find More Information."

                 SIRROM SHAREHOLDERS                                         FINOVA SHAREHOLDERS
-----------------------------------------------------       -----------------------------------------------------
AUTHORIZED STOCK

The Sirrom Charter authorizes stock consisting of           The FINOVA Certificate authorizes stock consisting of
75,000,000 shares of common stock, no par value per         100,000,000 shares of common stock, par value $.01
share.                                                      per share, and 5,000,000 shares of preferred stock,
                                                            par value $.01 per share. FINOVA anticipates that it
                                                            will seek shareholder approval to increase its
                                                            authorized shares at its next shareholders meeting.
REQUIRED VOTE FOR AUTHORIZATION OF CERTAIN ACTIONS

Under the TBCA generally, a corporation's board of          In Delaware, a corporation's board of directors must
directors and a majority of the outstanding shares of       recommend and the shareholders holding a majority of
common stock entitled to vote on the following must         the outstanding shares of a corporation entitled to
approve a merger, share exchange, or sale, lease,           vote must vote in favor of certain mergers or
exchange or other disposition of substantially all of       consolidations, and sales, leases or exchanges of all
a corporation's assets. In accordance with the TBCA,        or substantially all of a corporation's assets.
submission by a corporation's board of directors of         Additionally, similar board recommendations and
that action may be conditioned on any basis,                shareholder approval is required for most amendments
including conditions regarding a super-majority             to the corporation's certificate of incorporation.
voting requirement or that no more than a certain
number of shares indicate that they will seek               A shareholder vote of the surviving corporation is
dissenters' rights, if the rights are otherwise             not required to approve the merge in the following
available.                                                  situations:
Under the TBCA generally, the shareholders of a                 - the related agreement of merger does not amend the
corporation need not vote on a merger or share                    corporation's certificate of incorporation;
exchange if the corporation is the surviving
corporation and the following results occur:                    - each share of common stock outstanding immediately
                                                                  before the merger is an identical outstanding
    - the charter remains unchanged after the                     or treasury share of common stock after the
      transaction, subject to certain exceptions;                 merger; and
    - each shareholder of the corporation immediately           - the number of shares of common stock to be issued
      before the transaction holds an identical                   in the merger, or to be issuable upon conversion of
      number of shares, with identical rights and                 any convertible instruments to be issued in the
      preferences, after the transaction;                         merger, does not exceed 20% of the shares of
                                                                  the common stock outstanding immediately before
    - the number of voting shares outstanding                     the merger.
      immediately after the transaction plus the
      number of voting shares issuable as a result of
      the transaction, either by conversion of
      securities issued pursuant to the transaction
      or the exercise of rights and warrants issued
      pursuant to the transaction, does not exceed by
      more than 20% the number of voting shares of
      the surviving corporation outstanding
      immediately before the transaction; and

                 SIRROM SHAREHOLDERS                                         FINOVA SHAREHOLDERS
-----------------------------------------------------       -----------------------------------------------------
    - the number of participating shares outstanding
      immediately after the transaction, plus the
      number of participating shares issuable as a
      result of the transaction, either by conversion
      of securities issued pursuant to the
      transaction or the exercise of rights and
      warrants issued pursuant to the transaction,
      does not exceed by more than 20% the total
      number of participating shares outstanding
      immediately before the transaction.

Shareholders of a corporation are not entitled to vote on a sale, lease, exchange or other disposition of substantially all the assets of a corporation if the transfer was conducted in the regular course of business or if the transfer was made to a wholly owned subsidiary of the corporation.

BOARD OF DIRECTORS

Under the TBCA, directors, unless their terms are           Under Delaware law, directors, unless their terms are
staggered, hold office until the next annual meeting        staggered, are elected at each annual shareholders
of shareholders and until their successors are              meeting. The certificate of incorporation may
elected and qualify. A Tennessee corporation may            authorize the election of certain directors by one or
stagger the terms of its directors by dividing the          more classes or series of shares, and the certificate
total number of directors into two or three groups          of incorporation, an initial bylaw or a bylaw adopted
made up of one-half or one-third of the total number        by a vote of the shareholders may provide for
of directors. The charter may also authorize the            staggered terms for the directors. The certificate of
election of directors by any class or series of             incorporation or the bylaws also may allow the
shares. Unless the charter or bylaws provide                shareholders or the board of directors to fix or
otherwise, directors of a Tennessee corporation are         change the number of directors, but a corporation
elected by a plurality of all the votes cast at a           must have at least one director. Under Delaware law,
meeting at which a quorum is present. In Tennessee,         shareholders do not have cumulative voting rights
every corporation having more than 50 shareholders          unless provided for in the certificate of
must have a board of directors consisting of one or         incorporation.
more individuals. The exact number of directors must        Under the DGCL, a director of a corporation that does
be specified in or fixed under the charter or bylaws.       not have a classified board of directors or
In Tennessee, absent a provision in a corporation's         cumulative voting may be removed, with or without
charter limiting removal of directors for cause only,       cause, with the approval of a majority of the
a director, or the entire board of directors, may be        outstanding shares entitled to vote at an election.
removed with or without cause, by the shareholders of       The FINOVA Certificate provides that the number of
the corporation. Any removal of a director may only         directors will be fixed by the FINOVA Bylaws and may
be done at a meeting called for that purpose, and the       be increased or decreased if allowed under the FINOVA
number of votes cast to remove a director must exceed       Bylaws.
the number of votes cast not to remove the director.
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
                 SIRROM SHAREHOLDERS                                         FINOVA SHAREHOLDERS
-----------------------------------------------------       -----------------------------------------------------
The Sirrom Bylaws, provide that the board may have no       According to the FINOVA Bylaws, the number of
fewer than 4 nor more than 15 members. The Sirrom           directors will be fixed exclusively by resolution
board has the authority to fix the exact number of          adopted by a majority of the whole board, but must
directors, within the minimum and maximum, or the           consist of not less than 3 nor more than 17
range for the size of the board. In addition, the           directors. Currently, the FINOVA board is divided
Sirrom board decides whether the size of the board          into three classes and is composed of 8 directors.
will be fixed or variable-range.
                                                            Under the FINOVA Bylaws a plurality of votes cast at
Under the Sirrom Bylaws, directors must be elected at       shareholders meetings at which directors are to be
the first annual shareholders meeting and at each           elected is required to elect the directors. A
subsequent annual shareholders meeting. Each director       director holds office for a term of 3 years and until
serves for a term of one year. The directors' terms         his or her successor is duly elected and qualified.
expire at the next annual shareholders meeting              The FINOVA Certificate does not provide for
following their election. Currently, the Sirrom board       cumulative voting.
consists of 10 directors, all of whom are elected           Under the FINOVA Certificate and FINOVA Bylaws, any
annually.                                                   director, or the entire FINOVA board, may be removed
                                                            from office at any time, but only for cause and only
Under the Sirrom Bylaws, a director can be removed          by the affirmative vote of the holders of at least
with or without cause by the Sirrom shareholders at a       80% of the voting power of the then- outstanding
meeting called specifically for that purpose, if the        voting stock, voting together as a single class.
number of votes cast to remove the director exceeds
the number of votes cast not to remove director. The
notice of the meeting sent to shareholders must
specifically state that the purpose of the meeting is
the removal of one or more directors.

LIMITATION OF LIABILITY OF DIRECTORS AND OFFICERS

Under the TBCA, there is no specific provision either       With limited exceptions, Delaware law permits a
expressly permitting or prohibiting a corporation           corporation to adopt a provision in its certificate
from limiting the liability of its directors for            of incorporation eliminating or limiting the personal
monetary damages.                                           liability of a director, but not an officer, to the
                                                            corporation or its shareholders for monetary damages
The Sirrom Charter provides that, to the fullest            for breach of fiduciary duty as a director. The
extent permitted by the TBCA, a director will not be        following are items for which a corporation cannot
liable to the corporation or its shareholders for           limit the liability of a director:
monetary damages for breach of his or her fiduciary
duty as a director.                                         - any breach of the director's duty of loyalty to the
                                                              corporation or its shareholders;
                                                            - acts or omissions not in good faith or which
                                                              involve intentional misconduct or a knowing
                                                              violation of law;
                                                            - liability under Section 174 of the DGCL for
                                                              unlawful payment of dividends or stock purchases or
                                                              redemptions; or
                                                            - any transaction from which the director derived an
                                                              improper personal benefit.
                                                            FINOVA's Certificate expressly includes the DGCL
                                                            provisions covering limited liability of its
                                                            directors.
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
                 SIRROM SHAREHOLDERS                                         FINOVA SHAREHOLDERS
-----------------------------------------------------       -----------------------------------------------------
INDEMNIFICATION OF DIRECTORS AND OFFICERS

The TBCA provides that a corporation may indemnify          Under Delaware law, a corporation may indemnify any
any director or officer against liability incurred in       person made a party or threatened to be made a party
connection with a proceeding if the director or             to any type of proceeding, other than an action by or
officer acted in good faith or reasonably believed,         in the right of the corporation, because he is or was
in the case of conduct in his or her official               an officer, director, employee or agent of the
capacity with the corporation, that the conduct was         corporation against expenses, judgments, fines and
in the corporation's best interest. In all other            amounts paid in settlement actually and reasonably
civil cases, a corporation may indemnify a director         incurred in connection with the proceeding if the
or officer who reasonably believed that his or her          following standards are met.
conduct was not opposed to the best interest of the
corporation. In connection with any criminal                A corporation may indemnify a director if he acted in
proceeding, a corporation may indemnify any director        good faith and in a manner he reasonably believed to
or officer who had no reasonable cause to believe           be in or not opposed to the best interests of the
that his or her conduct was unlawful.                       corporation. In the case of a criminal proceeding, a
                                                            corporation may indemnify a director if the director
In actions brought by or in the right of the                had no reasonable cause to believe that his conduct
corporation, however, the TBCA does not allow               was unlawful. A corporation may also indemnify any
indemnification if the director or officer is               person who was serving at the request of the
adjudged to be liable to the corporation. Similarly,        corporation as a director, officer, employee or agent
the TBCA prohibits indemnification in connection with       of another corporation or entity in a similar fashion
any proceeding charging improper personal benefit to        with respect to actions by or in the right of the
a director or officer if the director or officer is         corporation, court approval is required as a
adjudged liable because a personal benefit was              prerequisite to indemnification of expenses in
improperly received.                                        respect of any claim as to which a person has been
                                                            adjudged liable to the corporation.
In cases when the director or officer is wholly
successful, on the merits or otherwise, in the              A corporation may indemnify any person made a party
defense of any proceeding instigated because of his         or threatened to be made a party to any threatened,
or her status as a director or officer of a                 pending or completed action or suit brought by or in
corporation, the TBCA mandates that the corporation         the right of the corporation because he was an
indemnify the director or officer against reasonable        officer, director, employee or agent of the
expenses incurred in the proceeding. Notwithstanding        corporation, against expenses actually and reasonably
the foregoing, the TBCA provides that a court may           incurred in connection with the action or suit if he
order a corporation to indemnify a director or              acted in good faith and in a manner he reasonably
officer for reasonable expense if, in consideration         believed to be in or not opposed to the best
of all relevant circumstances, the court determines         interests of the corporation. A corporation may also
that the individual is fairly and reasonably entitled       indemnify any person who was serving at the request
to indemnification, whether or not the standard of          of the corporation as a director, officer, employee
conduct set forth above was met.                            or agent of another corporation or entity in a
                                                            similar fashion. However, a corporation cannot
                                                            indemnify any person found liable to the corporation
                                                            unless the court determines the person is entitled to
                                                            indemnification.
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
                 SIRROM SHAREHOLDERS                                         FINOVA SHAREHOLDERS
-----------------------------------------------------       -----------------------------------------------------
The Sirrom Bylaws allow for indemnification of              A corporation must indemnify a director, officer,
members of the Sirrom board to the extent the assets        employee or agent who successfully defends himself in
of Sirrom are greater than its liabilities,                 a proceeding to which he was a party because he was a
following, from any costs, expenses, damages, claims,       director, officer, employee or agent of the
liabilities, fines and judgments incurred by or             corporation against expenses actually and reasonably
asserted against the director by reason of any action       incurred by him. Expenses incurred by an officer or
taken or not taken on behalf of the corporation and         director, or other employees or agents as deemed
in furtherance of its interests so long as the              appropriate by the board of directors, in defending a
director's actions meet the following standards. No         civil or criminal proceeding may be paid by the
director will be liable to Sirrom or any Sirrom             corporation in advance of the final disposition of
shareholder for any action taken or not taken by him        the proceeding upon receipt of an undertaking by or
in good faith and in a manner reasonably believed by        on behalf of that person to repay the amount if it is
the director to be in or not opposed to the best            ultimately determined that he is not entitled to
interests of Sirrom. With respect to criminal actions       indemnification by the corporation.
or proceedings, no director will be liable if he or
she had reasonable cause to believe that the conduct        A corporation may purchase and maintain insurance on
was not unlawful.                                           behalf of any person who is or was a director,
These provisions do not modify, limit or waive any          officer, employee or agent of the corporation or who
right of the SBA. Any amendment of the Sirrom Bylaws        is or was serving at the request of the corporation
regarding indemnification requires the prior written        as a director, officer, employee or agent of another
consent of the SBA.                                         corporation or other entity. The insurance may cover
                                                            any liability asserted against the person and
                                                            incurred by the person in that capacity, or arising
                                                            out of the person's status, whether or not the
                                                            corporation would have the power to indemnify the
                                                            person against the liability.
                                                            The FINOVA Certificate provides that each person
                                                            entitled to indemnification under the FINOVA
                                                            Certificate must be indemnified by FINOVA, under the
                                                            FINOVA Bylaws, to the fullest extent permitted by the
                                                            DGCL.
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
                 SIRROM SHAREHOLDERS                                         FINOVA SHAREHOLDERS
-----------------------------------------------------       -----------------------------------------------------
AMENDMENTS TO CHARTER/CERTIFICATE OF INCORPORATION AND BYLAWS

Under the TBCA, amendments to a corporation's charter       Under DGCL, an amendment to the certificate of
after the issuance of shares generally require:             incorporation of a corporation may be approved by a
                                                            majority of the total outstanding shares and a
    - recommendation of the board of directors; and         majority of the outstanding shares of each class
                                                            entitled to vote upon the proposed amendment. A
    - the approval of shareholders who hold a               higher vote can be required by the certificate of
      majority of the votes entitled to be cast on          incorporation.
      the amendment by any voting group if the
      amendment would create dissenter's rights. The        Under the FINOVA Certificate, certain amendments
      charter or other provisions of the TBCA could         require greater approval than provided for in the
      require a greater vote.                               DGCL. The affirmative vote of the holders of at least
                                                            80% of the voting power of the then-outstanding
The Sirrom Charter contains no provision for                voting stock, voting as a single class, is required
amendment.                                                  to:
In Tennessee, a corporation's board of directors can        - amend, repeal or adopt any provision that allows
amend the corporation's bylaws unless the TBCA, the           the affirmative vote of the holders of less than
charter or the shareholders specify otherwise;                80% of the voting power of the then-outstanding
provided, however, the shareholders may amend or              voting stock, voting as a single class, to alter,
repeal the bylaws even if the bylaws may also be              amend or repeal any provision of the FINOVA Bylaws;
amended or repealed by the board. The TBCA does not
have general voting requirements for bylaw                  - amend, repeal or adopt any provision that allows
amendments. Bylaws that increase quorum or voting             the affirmative vote of the holders of less than
requirements for shareholders or directors are                80% of the voting power of the then-outstanding
subject to special rules. Generally, these amendments         voting stock, voting as a single class, to remove
must be passed according to the quorum and voting             any director from office; and
requirements already in place or the new
requirements, whichever are greater. The board of           - amend provisions in the FINOVA Certificate about
directors of a corporation may not adopt, amend or            prohibiting shareholder action without a meeting.
repeal a bylaw amendment proposed by the shareholders       The FINOVA Certificate also requires the affirmative
that fixes a greater quorum or voting requirement for       vote of the holders of 66 2/3% of the voting power of
shareholders.                                               the shares of the then-outstanding voting stock,
                                                            voting as a single class, including the affirmative
The Sirrom Bylaws provide that shareholders holding a       vote of the holders of  2/3 of the voting power of
majority of the shares represented at a shareholders        the then-outstanding voting stock owned by
meeting may vote to amend, alter, repeal or restate         non-interested shareholders to amend, repeal or adopt
the Sirrom Bylaws. A majority of the members of the         any provisions inconsistent with the FINOVA
Sirrom board who are present at any regular or              Certificate's requirement of increased shareholder
special meeting may also vote to amend, alter, repeal       approval for certain business combinations.
or restate the Sirrom Bylaws.
                                                            The DGCL provides that a corporation's shareholders
                                                            may amend the bylaws. Also, the corporation's
                                                            certificate of incorporation may grant that authority
                                                            to the corporation's directors, as long as the
                                                            shareholders' power to amend the bylaws is not
                                                            limited or removed.
                                                            Under the FINOVA Certificate, the FINOVA board is
                                                            expressly authorized and empowered to adopt, amend or
                                                            repeal the FINOVA Bylaws. However, the bylaws adopted
                                                            by the FINOVA board under this authorization may be
                                                            amended or repealed by the FINOVA board or by the
                                                            shareholders having voting power to vote on such
                                                            matter. Further, the affirmative vote of shareholders
                                                            of at least 80% of the voting power of the
                                                            then-outstanding voting stock, voting as a single
                                                            class, shall be required to alter, amend or repeal
                                                            any provision of the FINOVA Bylaws.
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
                 SIRROM SHAREHOLDERS                                         FINOVA SHAREHOLDERS
-----------------------------------------------------       -----------------------------------------------------
SPECIAL MEETINGS OF SHAREHOLDERS; ACTION WITHOUT A MEETING

The Sirrom Bylaws require shareholders of at least          Under the FINOVA Bylaws, special meetings of the
10% of all the votes entitled to be cast on a               shareholders may be called only by the Chairman of
proposed issue to call a special meeting of                 the Board or by a majority of the FINOVA board. A
shareholders.                                               majority is determined as a majority of the total
                                                            number of directors if there were no vacancies on the
Only that business within the purpose or purposes           FINOVA board.
described in the meeting notice may be conducted at
the special shareholders meeting.                           The FINOVA Certificate expressly provides that any
                                                            action required or permitted to be taken by its
Under the Sirrom Bylaws, action required or permitted       shareholders must be taken at a properly called
to be taken at a shareholders meeting may be taken          annual or special meeting of shareholders. FINOVA
without a meeting if all shareholders entitled to           shareholders may not take action without a meeting.
vote on the action consent to taking the action
without a meeting and the action is supported by the
number of affirmative votes that would be necessary
to authorize or take the action at a meeting of the
shareholders. Shareholders not entitled to vote on
the action taken must be given notice of the action
at least ten days before the action is taken if the
shareholders would have received notice of the action
had it been voted on at a properly called
shareholders meeting.

DIVIDENDS AND OTHER DISTRIBUTIONS

The TBCA provides that a corporation generally may          The DGCL generally provides that a corporation may
make dividends or other distributions to its                declare and pay dividends out of its surplus or, when
shareholders. A corporation cannot make dividends or        no surplus exists, out of net profits for the fiscal
other distributions if after the distribution the           year in which the dividend is declared and/or the
corporation would not be able to pay its debts as           previous fiscal year. However, dividends may not be
they become due in the usual course of business, or         paid out of net profits if the capital of the
if the corporation's total assets would be less than        corporation is less than the amount of capital
the sum of its total liabilities plus, unless the           represented by the issued and outstanding stock of
corporation's charter provides otherwise, the amount        all classes having a preference upon the distribution
that would be needed to satisfy the preferential            of assets.
dissolution rights of its shareholders whose
preferential rights are superior to those receiving         The FINOVA Bylaws provide that the FINOVA board may
the distribution.                                           periodically declare, and the corporation may pay,
                                                            dividends on its outstanding shares in the manner and
The Sirrom Bylaws provide that the Sirrom board may,        upon the conditions provided by law and the FINOVA
periodically, declare dividends on its outstanding          Certificate.
shares of capital stock. In that event, the record
date for determining shareholders entitled to receive
the payment of any dividend shall be decided by the
Sirrom board, but shall be at least ten days before
the date of the payment. Sirrom's obligations to
distribute its net income as a result of its RIC
status are discussed more fully on page 92.
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
                 SIRROM SHAREHOLDERS                                         FINOVA SHAREHOLDERS
-----------------------------------------------------       -----------------------------------------------------
APPRAISAL RIGHTS OF DISSENTING SHAREHOLDERS

Under the TBCA, shareholders are generally entitled         Under Delaware law, in certain circumstances, a
to dissenter's rights in connection with:                   shareholder of a Delaware corporation is entitled to
                                                            demand appraisal and obtain payment of the judicially
    - mergers and share exchanges requiring                 determined fair value of his or her shares in the
      shareholder approval;                                 event of any plan of merger or consolidation to which
                                                            the corporation in which he or she is a shareholder
    - sales of all or substantially all the                 is a party. The shareholder must continuously hold
      corporation's property, unless in the usual and       the shares through the effective date of the merger,
      regular course of business or certain                 otherwise comply with the requirements of Delaware
      liquidations or court ordered sales, if               law for the perfection of appraisal rights and must
      shareholders are entitled to vote on the sale         not vote in favor of the merger. However, this right
      or exchange; and                                      to demand appraisal does not apply to shareholders
                                                            if:
    - certain amendments to a corporation's charter
      that materially and adversely affect rights in        - they are shareholders of a surviving corporation
      respect of a dissenter's shares.                        and a vote of the shareholders of the corporation
                                                              is not necessary to authorize the merger or
Dissenter's rights are not available for any shares           consolidation; or
that are listed on a registered securities exchange
or classified as "national market system" securities        - the shares held by the shareholders are either
as defined in the rules to the Exchange Act. Sirrom           listed on a national securities exchange,
shareholders are not entitled to dissenter's rights,          designated as a national market system security on
due to a listing of Sirrom's stock on the NYSE.               an interdealer quotation system by the NASD or are
                                                              held of record by more than 2,000 shareholders on
                                                              the date set to determine the shareholders entitled
                                                              to vote on the merger or consolidation.
                                                            Notwithstanding the above, appraisal rights are
                                                            available for the shares of any class or series of
                                                            stock of a Delaware corporation if the agreement of
                                                            merger or consolidation requires the shareholders to
                                                            accept for their stock anything except:
                                                            - shares of stock of the corporation surviving or
                                                              resulting from the merger or consolidation;
                                                            - shares of stock of any other corporation which at
                                                              the effective date of the merger or consolidation
                                                              will be listed on a national securities exchange,
                                                              designated as a national market system security on
                                                              an interdealer quotation system by the NASD or held
                                                              of record by more than 2,000 shareholders;
                                                            - cash in lieu of fractional shares of these
                                                              corporations; or
                                                            - any combination of these.
                                                            FINOVA's shareholders are not entitled to any
                                                            additional dissenter's rights under the FINOVA
                                                            Certificate.
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
                 SIRROM SHAREHOLDERS                                         FINOVA SHAREHOLDERS
-----------------------------------------------------       -----------------------------------------------------
PREEMPTIVE RIGHTS

Tennessee law does not provide for preemptive rights        Delaware law provides for preemptive rights with
unless a corporation's charter specifically so              respect to new share issuances only as and to the
provides. The Sirrom Charter expressly provides that        extent provided in a corporation's certificate of
its shareholders shall not have preemptive rights.          incorporation. The FINOVA Certificate does not
                                                            expressly grant preemptive rights to the FINOVA
                                                            shareholders.
SHAREHOLDER RIGHTS PLANS

Shareholder rights plans are valid and enforceable          Shareholder rights plans are valid and enforceable
under Tennessee law. Sirrom does not have a                 under Delaware law. Currently, FINOVA has a
shareholder rights plan in place.                           shareholder rights plan in place. See "Description of
                                                            FINOVA Capital Stock -- Shareholder Rights Plan."
BUSINESS COMBINATION STATUTE

The Tennessee Business Combination Act (the                 In general, the DGCL prevents an interested
"Combination Act") provides that a party owning 10%         stockholder from engaging in a "business combination"
or more of the stock in a "resident domestic                with a Delaware corporation for three years after the
corporation" is an "interested shareholder." An             person became an interested stockholder. An
interested shareholder cannot engage in a business          "interested stockholder" is defined generally, for
combination with the resident domestic corporation          purposes of the DGCL, as a person owning 15% or more
unless the combination:                                     of a corporation's outstanding voting stock, except
                                                            any person who owned and has continued to own shares
    - takes place at least five years after the             in excess of the 15% limitation since December 23,
      interested shareholder first acquired 10% or          1987. For purposes of the DGCL, the term business
      more of the resident domestic corporation; and        combination includes mergers or the following types
                                                            of transactions between a corporation and an
    - either is approved by at least two-thirds of          interested stockholder:
      the non-interested voting shares of the
      resident domestic corporation or satisfies            - mergers, consolidations and sales or other
      certain fairness conditions specified in the            dispositions of 10% or more of the assets of a
      Combination Act.                                        corporation to or with an interested stockholder;

These provisions apply unless one of two events             - certain transactions resulting in the issuance or
occurs:                                                       transfer to an interested stockholder of any
                                                              stock of the corporation or its subsidiaries;
    - A business combination with an entity can               or
      proceed without delay when approved by the
      target corporation's board of directors before        - other transactions resulting in a disproportionate
      that entity becomes an interested shareholder,          financial benefit to the interested stockholder.
  or
                                                            The three-year ban may be avoided if:
    - the resident corporation may enact a charter
      amendment or bylaw to remove itself entirely          - before the person became an interested stockholder,
      from the Combination Act. This charter or bylaw         the board of directors of the corporation approved
      amendment must be approved by a majority of the         either the business combination or the transaction
      shareholders who have held shares for more than         in which the interested stockholder became an
      one year before the vote. In addition, the              interested stockholder, or
      charter amendment or bylaw cannot become operative
      until two years after the vote. An interested         - upon consummation of the transaction in which the
      shareholder, for purposes of the Combination Act,       shareholder became an interested stockholder, the
      is any person who is an affiliate or associate of       shareholder owned at least 85% of the outstanding
      the corporation or the beneficial owner, directly       voting stock of the corporation without regard to
      or indirectly, of 10% or more of the outstanding        those shares owned by officers of the corporation
      voting shares of the corporation.                       or certain employee stock plans; or
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
                 SIRROM SHAREHOLDERS                                         FINOVA SHAREHOLDERS
-----------------------------------------------------       -----------------------------------------------------
Sirrom has not adopted a provision in the Sirrom
Charter or Sirrom Bylaws removing it from coverage of       - on or after the date when the person became an
the Combination Act.                                          interested stockholder, the business combination is
                                                              approved by the board of directors of the
                                                              corporation and authorized at an annual or special
                                                              meeting of shareholders, not by written consent, by
                                                              the affirmative vote of the shareholders of at
                                                              least 66 2/3% of the outstanding voting stock of
                                                              the corporation not owned by the interested
                                                              stockholder.
The Combination Act further provides an exemption           This provision does not apply to a corporation if the
from liability for officers and directors of resident       certificate of incorporation or bylaws contain a
corporations who do not approve proposed business           provision expressly electing not to be governed by
combinations or charter or bylaw amendments removing        this provision or the corporation does not have
their corporations from the Combination Act's               voting stock either listed on a national securities
coverage if the officers and directors acted with the       exchange, authorized for quotation on an inter-
"good faith belief" that the proposed business              dealer quotation system of a registered national
combination would adversely affect their                    securities association or held of record by more than
corporation's employees, customers, suppliers or the        2,000 holders.
communities in which their corporation operates, and
these factors are permitted to be considered by the         The statute does not apply to certain business
board of directors under the charter.                       combinations with an interested stockholder when the
                                                            combination is:
The United States Court of Appeals for the Sixth
Circuit has held that the Combination Act is                - proposed after the public announcement of, and
unconstitutional to the extent that it applies to             before the consummation or abandonment of a merger
target corporations organized under the laws of               or consolidation;
states other than Tennessee.
                                                            - a sale of 50% or more of the aggregate market value
                                                              of the assets of the corporation on a consolidated
                                                              basis or the aggregate market value of all
                                                              outstanding shares of the corporation;
                                                            - a tender offer for 50% or more of the outstanding
                                                              voting shares of the corporation;
                                                            - with or by a person who either was not an
                                                              interested stockholder during the previous three
                                                              years or who became an interested stockholder with
                                                              the approval of the board; or
                                                            - approved or not opposed by a majority of the
                                                              current directors who were also directors before
                                                              any person became an interested stockholder during
                                                              the previous three years.
                                                            The FINOVA Certificate and FINOVA Bylaws do not
                                                            remove FINOVA from the restrictions imposed by the
                                                            Delaware business combination statute.

CONTROL SHARE ACQUISITION ACT

The Tennessee Control Share Acquisition Act (the            The DGCL contains no similar provision for control
"TCSAA") removes the voting rights of a purchaser's         share acquisitions.
shares any time an acquisition of shares in a covered
corporation brings the purchaser's voting power to
one-fifth, one-third or
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
                 SIRROM SHAREHOLDERS                                         FINOVA SHAREHOLDERS
-----------------------------------------------------       -----------------------------------------------------
a majority of all voting power. The purchaser's
voting rights can be established only by a majority
vote of the other shareholders at a special meeting
of shareholders called by the purchaser for the
purpose of conducting a vote. The purchaser can
demand a meeting before making a control share
acquisition only if it holds at least 10% of the
outstanding shares of the corporation and announces a
good faith intention to make the control share
acquisition. A target corporation may or may not
redeem the purchaser's shares if the shares are not
granted voting rights. The TCSAA applies only to
corporations that have adopted provisions in their
charter or bylaws expressly declaring that the TCSAA
will apply. Neither the Sirrom Charter nor the Sirrom
Bylaws expressly declare that the TCSAA will apply.

INVESTOR PROTECTION ACT

Tennessee's Investor Protection Act (the "TIPA")            The DGCL contains no similar provisions for investor
applies to tender offers directed at corporations,          protection.
called "offeree companies," that have "substantial
assets" in Tennessee and are either incorporated in
or have a principal office in Tennessee. TIPA
requires an offeror making a tender offer for an
offeree company to file a registration statement with
the Commission of Commerce and Insurance, referred to
as the "commissioner." When the offeror intends to
gain control of the offeree company, the registration
statement must indicate any plans the offeror has for
the offeree company. The commissioner may require
additional information material to the takeover offer
and may call for hearings. TIPA does not apply to an
offer that the offeree company's board of directors
recommends to shareholders.
In addition to requiring the offeror to file a
registration statement with the commissioner, TIPA
requires the offeror and the offeree company to
deliver to the commissioner all solicitation
materials used in connection with the tender offer.
TIPA prohibits "fraudulent, deceptive, or
manipulative acts or practices" by either side, and
gives the commissioner standing to apply for
equitable relief to the Chancery Court of Davidson
County, Tennessee, or to any other chancery court
having jurisdiction whenever it appears to the
commissioner that the offeror, the offeree company,
or any of their respective affiliates has engaged in
or is about to engage in a violation of TIPA. Upon
proper showing, the Chancery Court may grant
injunctive relief. TIPA further provides civil and
criminal penalties for violations.
The United States Court of Appeals for the Sixth
Circuit has held that TIPA is unconstitutional as
applied to target corporations organized under the
laws of states other than Tennessee.

                                 LEGAL MATTERS

     The validity of the shares of FINOVA common stock to be issued in connection with the merger will be passed upon for FINOVA by Morgan, Lewis & Bockius LLP.

     Morgan, Lewis & Bockius LLP, counsel to FINOVA, and Bass, Berry & Sims PLC, counsel to Sirrom, will each deliver opinions concerning federal income tax consequences of the merger.

                                    EXPERTS

     The consolidated financial statements included in this proxy statement/prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, appearing herein and elsewhere in this registration statement and are included in reliance upon the reports of that firm, given upon their authority as experts in accounting and auditing.

     The audited financial statements of Sirrom included in the proxy statement/prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent auditors, as stated in their reports with respect thereto. They are included in reliance upon the authority of Arthur Andersen LLP as experts in giving these reports.

                          FUTURE SHAREHOLDER PROPOSALS

     At times, shareholders seek to nominate directors or present proposals for inclusion in the proxy statement and form of proxy for consideration at the annual meeting. To be included in FINOVA's proxy statement or considered at an annual or any special meeting, you must timely submit nominations of directors or proposals, in addition to meeting other legal requirements. FINOVA had to receive proposals for the 1999 annual meeting no later than November 27, 1998, for possible inclusion in the proxy statement, or between February 13 and March 5, 1999, for possible consideration at the meeting, which is expected to take place on Thursday, May 13, 1999. Direct any proposals, as well as related questions to the Secretary, The FINOVA Group Inc., 1850 N. Central Avenue, P.O. Box 2209. Phoenix, Arizona 85002-2209.

     FINOVA's 1999 Proxy Statement issued in connection with its annual meeting will list the dates by which proposals must be submitted for the 2000 annual meeting.

     If the merger does not occur, Sirrom shareholder proposals intended for inclusion in the proxy statement and for consideration at Sirrom's 2000 annual meeting must be received by November 13, 1999. Send those proposals to Sirrom Capital Corporation, 500 Church Street, Suite 200, Nashville, Tennessee 37219,
Attn: Secretary. Proposals must be in writing and must satisfy the requirements of the federal securities laws. In addition, the Sirrom Bylaws establish an advance notice procedure with regard to certain matters, including shareholder proposals not included in Sirrom's proxy statement, to be brought before an annual meeting of shareholders. In general, notice must be received by the Secretary of Sirrom by November 13, 1999 and must contain specified information concerning the matters to be brought before the meeting and concerning the shareholder proposing those matters.

                             INDEX OF DEFINED TERMS

1940 Act..............................   24
Acquiring Person......................   99
Antitrust Division....................   42
Brown Lawsuit.........................   77
Combination Act.......................  114
DGCL..................................   27
EPS...................................   35
Exchange Act..........................   25
FDIC..................................   69
FINOVA Bylaws.........................   43
FINOVA Certificate....................   43
First Union credit facility...........   22
FTC...................................   42
Goldman Sachs.........................   28
Harris Williams.......................   19
Hirsch Lawsuit........................   77
HSR Act...............................   42
IBES..................................   34
ING...................................   22
ING credit facility...................   22
Internal Revenue Code.................    9
Junior Preferred Stock................   98
LTM...................................   35
NYSE..................................    9
Orrock Lawsuit........................   77
RIC...................................    9
Rights................................   98
Rights Agreement......................   98
Rights Distribution Date..............   99
Robinson-Humphrey.....................   28
SAFECO................................   25
SBA...................................   22
SBA Regulations.......................   43
SBIA..................................   43
SCC Canada............................   70
Securities Act........................   32
SFC...................................   22
Share Acquisition Date................   99
SII...................................   22
Sirrom Bylaws.........................   25
Sirrom Charter........................   25
Sirrom Partners.......................   25
Tandem Capital........................   51
TBCA..................................   25
TCSAA.................................  115
TD....................................   70
TIPA..................................  116
Trinity Holdings Lawsuit..............   77

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                           SIRROM CAPITAL CORPORATION

                             THE FINOVA GROUP INC.

                             AND FINOVA NEWCO INC.

                          DATED AS OF JANUARY 6, 1999

                               TABLE OF CONTENTS

                                                                                     PAGE NO.
                                                                                     --------
Article I
The Merger.......................................................................        1
  Section 1.1.       The Merger..................................................        1
  Section 1.2.       Shareholder Meeting, Closing, Effective Time of the                 2
                     Merger......................................................
  Section 1.3.       Conversion and Cancellation of Securities...................        2
  Section 1.4.       Exchange of Certificates....................................        3
  Section 1.5.       Employee Benefit Plans; Options.............................        4
  Section 1.6.       No Dissenter or Appraisal Rights............................        5
Article II
  Representations and Warranties of the Company..................................        5
  Section 2.1.       Organization, Powers and Qualifications.....................        5
  Section 2.2.       Subsidiaries................................................        6
  Section 2.3.       Capital Stock...............................................        7
  Section 2.4.       Charter, Bylaws, Minute Books and Records...................        7
  Section 2.5.       Authority; Binding Effect...................................        8
  Section 2.6.       No Conflict; Approvals......................................        8
  Section 2.7.       Governmental Consents and Approvals.........................        8
  Section 2.8.       SEC Reports.................................................        9
  Section 2.9.       Financial Statements........................................        9
  Section 2.10.      Absence of Certain Changes..................................       10
  Section 2.11.      Indebtedness; Absence of Undisclosed Liabilities............       10
  Section 2.12.      Assets......................................................       10
  Section 2.13.      Contracts...................................................       11
  Section 2.14.      Insurance...................................................       11
  Section 2.15.      Financing Transactions......................................       11
  Section 2.16.      Authorizations; Compliance with Law.........................       12
  Section 2.17.      Taxes.......................................................       13
  Section 2.18.      Absence of Litigation; Claims...............................       14
  Section 2.19.      Employee Benefit Plans; Employment Agreements...............       14
  Section 2.20.      Labor Matters...............................................       16
  Section 2.21.      Environmental Matters.......................................       16
  Section 2.22.      Intellectual Property.......................................       18
  Section 2.23.      Regulatory Matters..........................................       19
  Section 2.24.      Adequacy of Disclosure......................................       19
  Section 2.25.      Registration Statement; Proxy Statement/Prospectus..........       19
  Section 2.26.      Board Action; Vote Required.................................       20
  Section 2.27.      Year 2000 Compliant.........................................       20
  Section 2.28.      Affiliates..................................................       21
  Section 2.29.      Opinion of Financial Advisors...............................       21
  Section 2.30.      Brokers and Finders.........................................       21

                                                                                     PAGE NO.
                                                                                     --------
Article III
  Representations and Warranties of Parent and Merger Sub........................       21
  Section 3.1.       Organization and Powers.....................................       21
  Section 3.2.       Authority; Binding Effect...................................       21
  Section 3.3.       No Conflict; Approvals......................................       22
  Section 3.4.       Governmental Consents and Approvals.........................       22
  Section 3.5.       Capital Stock...............................................       22
  Section 3.6.       Registration Statement; Proxy Statement/Prospectus..........       23
  Section 3.7.       SEC Reports.................................................       23
  Section 3.8.       Financial Statements........................................       23
  Section 3.9.       Absence of Certain Changes..................................       24
  Section 3.10.      Absence of Litigation; Claims; Absence of Undisclosed              24
                     Liabilities.................................................
  Section 3.11.      Compliance with Law.........................................       24
  Section 3.12.      Brokers and Finders.........................................       24
  Section 3.13.      Adequacy of Disclosure......................................       24
Article IV
  Other Agreements...............................................................       24
  Section 4.1.       Conduct of the Company's Business...........................       24
  Section 4.2.       Parent's Undertakings.......................................       27
  Section 4.3.       Access to Information.......................................       27
  Section 4.4.       Stockholder Vote; Proxy Statement...........................       27
  Section 4.5.       Commercially Reasonable Efforts.............................       29
  Section 4.6.       Public Announcements........................................       29
  Section 4.7.       Notification................................................       29
  Section 4.8.       Subsequent Financial Statements.............................       29
  Section 4.9.       Control of Operations.......................................       30
  Section 4.10.      Regulatory and Other Authorizations.........................       30
  Section 4.11.      Tax-Free Reorganization.....................................       31
  Section 4.12.      Takeover Statute............................................       31
  Section 4.13.      Indemnification of Directors and Officers...................       31
  Section 4.14.      No Solicitation.............................................       31
  Section 4.15.      Certain Modifications; Financial and Accounting                    32
                     Adjustments.................................................
  Section 4.16.      Continuing Employees........................................       33
Article V
  Conditions to Closing..........................................................       33
  Section 5.1.       Conditions to the Obligations of the Company and Parent and        33
                     Merger Sub..................................................
  Section 5.2.       Conditions to the Obligations of the Company................       34
  Section 5.3.       Conditions to the Obligations of Parent and Merger Sub......       35

                                                                                     PAGE NO.
                                                                                     --------
Article VI
  Termination, Amendment and Waiver..............................................       36
  Section 6.1.       Termination.................................................       36
  Section 6.2.       Effect of Termination.......................................       38
  Section 6.3.       Liquidated Damages..........................................       39
  Section 6.4.       Amendment...................................................       39
  Section 6.5.       Waiver......................................................       40
Article VII
  Miscellaneous..................................................................       40
  Section 7.1.       Survival of Representations and Warranties..................       40
  Section 7.2.       Entire Agreement............................................       40
  Section 7.3.       Notices.....................................................       40
  Section 7.4.       Governing Law...............................................       41
  Section 7.5.       Descriptive Headings........................................       41
  Section 7.6.       Parties in Interest.........................................       41
  Section 7.7.       Counterparts................................................       41
  Section 7.8.       Expenses....................................................       41
  Section 7.9.       Personal Liability..........................................       41
  Section 7.10.      Binding Effect; Assignment..................................       42
  Section 7.11.      Severability................................................       42
  Section 7.12.      Legal Fees And Costs........................................       42

                          AGREEMENT AND PLAN OF MERGER

     This Agreement and Plan of Merger (this "AGREEMENT"), dated as of January 6, 1999, is made by and among Sirrom Capital Corporation, a Tennessee corporation (the "COMPANY"), The FINOVA Group Inc., a Delaware corporation ("PARENT"), and FINOVA Newco Inc., a Delaware corporation and wholly-owned subsidiary of Parent ("MERGER SUB").

                              W I T N E S S E T H

     WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company and the sole stockholder of Merger Sub have each approved the business combination described herein in which the Company will become a subsidiary of Parent as a result of a merger of Merger Sub with and into the Company upon the terms and subject to the conditions hereinafter set forth (the "MERGER"), pursuant to which each outstanding share of Common Stock, no par value ("COMPANY COMMON STOCK"), of the Company will be converted into the right to receive shares of Common Stock, par value $.01 per share ("PARENT COMMON STOCK"), of Parent in the manner set forth herein;

     WHEREAS, the Boards of Directors of Parent and the Company have each determined that the Merger and the other transactions contemplated hereby are consistent with, and in furtherance of, their respective business strategies and goals and have each approved the Merger upon the terms and conditions set forth herein;

     WHEREAS, the Board of Directors of Merger Sub and Parent, as the sole stockholder of Merger Sub have approved and adopted this Agreement.

     WHEREAS, for federal income tax purposes, it is intended that the Merger qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "CODE"); and

     WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, each director of the Company has entered into a Shareholders Agreement dated as of the date hereof (the "SHAREHOLDERS AGREEMENT") pursuant to which such holders have agreed, INTER ALIA, to vote all his or her shares of Company Common Stock in favor of the Merger.

     NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants, agreements and conditions set forth below, the parties hereto, intending to be legally bound, hereby agree as follows:

                                   ARTICLE I

                                   THE MERGER

     SECTION 1.1. The Merger. Subject to the terms and conditions hereof and in accordance with the General Corporation Law of the State of Delaware, as amended (the "DGCL") and the Tennessee Business Corporation Act, as amended (the "TBCA"), at the Effective Time (hereinafter defined): (a) Merger Sub shall be merged with and into the Company and the separate existence of Merger Sub shall cease, (b) the Company, as the surviving corporation in the Merger (the "SURVIVING CORPORATION"), (i) shall be a wholly-owned subsidiary of Parent, (ii) shall continue its corporate existence under the laws of the State of Tennessee, and (iii) shall succeed to all rights, assets, liabilities and obligations of Merger Sub and the Company in accordance with the DGCL and the TBCA; (c) the Amended and Restated Charter of the Company (the "CHARTER"), as in effect immediately prior to the Effective Time, shall continue as the Charter of the Surviving Corporation; (d) the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall continue as the Bylaws of the Surviving Corporation; (e) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation; and (f) the officers of the Merger Sub immediately prior to the Effective Time shall continue as the officers of the Surviving Corporation. From and after the Effective Time, the Merger will have all the effects provided by applicable law.

     SECTION 1.2.  Shareholder Meeting, Closing, Effective Time of the
Merger. The Company shall submit this Agreement, the Merger and the revocation of the Company's election to be treated as a "Business Development Company" under the Investment Company Act of 1940, as amended (the "1940 ACT") to the holders of Company Common Stock for approval and adoption at the Shareholders Meeting (hereinafter defined) to be held as soon as practicable following the date of this Agreement in accordance with Section 4.4 hereof. Subject to the Merger receiving all requisite shareholder approvals and subject to the other provisions of this Agreement, the parties shall hold a closing (the "CLOSING") on the next business day (or such later date as the parties hereto may agree) following the later of (a) the Shareholders Meeting, or (b) the first business day on which the last of the conditions set forth in Article V hereof is fulfilled or waived (such later date, the "CLOSING DATE"), at 9:00 A.M. at the offices of Morgan, Lewis & Bockius LLP at 1701 Market Street, Philadelphia, Pennsylvania, or at such other time or place as the parties agree upon. Within two business days after the Closing Date, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the "DELAWARE CERTIFICATE OF MERGER") with the Secretary of State of the State of Delaware and the articles of merger (the "TENNESSEE ARTICLES OF MERGER") with the Secretary of State of the State of Tennessee in such form as required by, and executed in accordance with the relevant provisions of, the DGCL and the TBCA, as the case may be (the date and time of such filings, or such other date or time agreed upon by Parent and the Company and set forth therein, the "EFFECTIVE TIME").

     SECTION 1.3.  Conversion and Cancellation of Securities.

     (a) At the Effective Time, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares described in Section 1.3(b) hereof), by virtue of the Merger and without any action on the part of the holder thereof, shall be converted into, and become exchangeable for, the right to receive (i) 0.1634 shares (the "EXCHANGE RATIO") of Parent Common Stock ("STOCK CONSIDERATION"); provided, however, (x) if the Effective Time shall not have occurred by June 1, 1999, the Exchange Ration shall be increased by .0005 shares, and (y) if the Company shall have entered into a binding agreement for the settlement of the litigation referred to in
Part II, Item 1 of the Company's Form 10-Q for the Quarter Ended September 30, 1998 (the "SETTLEMENT AGREEMENT"), the cost of which to the Company is less than $10,000,000, the Exchange Ratio shall be increased by a number of shares equal to .00027 times the quotient of (A) $10,000,000 less such cost of such settlement by the Company, divided by (B) 1,000,000. The consideration to be received by the holders of Company Common Stock pursuant to this Section 1.3(a) is hereinafter referred to as the "MERGER CONSIDERATION."

     (b) At the Effective Time, each share of Company Common Stock owned by Parent, Merger Sub or any other direct or indirect subsidiary of Parent and each share of Company Common Stock owned by the Company or any direct or indirect subsidiary of the Company and in each case not held on behalf of third parties (collectively, "EXCLUDED SHARES"), shall by virtue of the Merger and without any action on the part of the holder thereof, be automatically canceled and retired and cease to exist, and no cash, securities or other property shall be payable in respect thereof.

     (c) At the Effective Time, each share of Merger Sub common stock, par value $.01 per share ("MERGER SUB COMMON STOCK"), issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action by the holder thereof, be converted into one validly issued, fully paid and nonassessable common share, no par value, of the Surviving Corporation ("SURVIVING CORPORATION COMMON STOCK").

     (d) If between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock shall be changed into a different number of shares by reason of any reclassification, recapitalization, split-up, combination or exchange of shares, or any dividend payable in stock shall be declared thereon with a record date within such period, the Merger Consideration shall be adjusted accordingly to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement.

     SECTION 1.4.  Exchange of Certificates.

     (a) Prior to the Closing Date, the Parent shall select a bank or trust company to act as exchange agent (the "EXCHANGE AGENT") in connection with the surrender of certificates evidencing shares of Company Common Stock converted into shares of Parent Common Stock pursuant to the Merger. At the Effective Time, Parent shall deposit with the Exchange Agent one or more certificates representing the aggregate number of shares of Parent Common Stock to be issued in the Merger for the Merger Consideration (the "MERGER STOCK"), which shares of Merger Stock shall be deemed to be issued at the Effective Time. At and following the Effective Time, Parent shall deliver to the Exchange Agent such cash as may be required from time to time to make payment of cash in lieu of fractional shares in accordance with Section 1.4(h).

     (b) As soon as practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each person who was, at the Effective Time, a holder of record of a certificate or certificates that immediately prior to the Effective Time evidenced outstanding shares of Company Common Stock (the "CERTIFICATES"), (i) a letter of transmittal specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, which shall be in a form and contain any other provisions as Parent and the Surviving Corporation may reasonably agree and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Stock. Upon the proper surrender of Certificates to the Exchange Agent, together with a properly completed and duly executed letter of transmittal and such other documents as may be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor certificates representing the shares of the Merger Stock that such holder has the right to receive pursuant to the terms hereof (together with any dividend or distribution with respect thereto made after the Effective Time and any cash paid in lieu of fractional shares pursuant to Section 1.4(h)), and the Certificate so surrendered shall be canceled. If any portion of the Merger Stock is to be paid to a person other than the person who is the record holder of the Company Common Stock at the Effective Time, it shall be a condition to such payment that the certificate evidencing the Company Common Stock so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that it be accompanied by all documents required to properly evidence and effect such transfer and by evidence reasonably satisfactory to the Surviving Corporation and Parent that any applicable stock transfer tax has been paid.

     (c) Except as otherwise expressly provided herein, the Surviving Corporation shall pay all charges and expenses of the Parent, the Merger Sub and the Company, including those of the Exchange Agent, in connection with the exchange of Certificates for shares of Merger Stock. Any Merger Stock or other cash delivered to the Exchange Agent pursuant to Section 1.4(a) hereof, and not exchanged pursuant to Section 1.4(b) hereof for Company Common Stock or for fractional interests pursuant to Section 1.4(h) hereof within six months after the Effective Time, shall be returned by the Exchange Agent to the Surviving Corporation which shall thereafter act as exchange agent subject to the rights of holders of Company Common Stock hereunder.

     (d) At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of shares of Company Common Stock shall thereafter be made.

     (e) None of Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent will be liable to any holder of shares of Company Common Stock for any shares of Merger Stock, dividends or distributions with respect thereto, or cash payable in lieu of fractional shares pursuant to Section 1.4(h) hereof delivered to a state abandoned property administrator or other public official pursuant to any applicable abandoned property, escheat or similar law.

     (f) If any Certificates shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificates to be lost, stolen or destroyed, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificates, the Merger Stock for the shares represented thereby, deliverable in respect thereof, as determined in accordance with the terms hereof. When authorizing such payment in exchange for any lost, stolen or destroyed Certificates, the person to whom the Merger Stock is to be issued, as a condition precedent to such delivery, shall give Parent a bond satisfactory to Parent against any claim that may be made against Parent with respect to the Certificates alleged to have been lost, stolen or destroyed.

     (g) No dividend or other distribution declared or made after the Effective Time with respect to the Merger Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Merger Stock issuable upon surrender thereof until the holder of such Certificate shall surrender such Certificate in accordance with Section 1.4(b). Subject to the effect of applicable law, following surrender of any such Certificate there shall be paid, without interest, to the record holder of certificates representing whole shares of Merger Stock issued in exchange therefor: (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Merger Stock; and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender of such Certificate and a payment date subsequent to such surrender payable with respect to such whole shares of Merger Stock. No holder of Company Common Stock shall be entitled to any interest on any cash amounts payable for fractional interests pursuant to
Section 1.4(h) hereof.

     (h) No certificates or scrip evidencing fractional shares of Merger Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests shall not entitle the owner thereof to any rights of a stockholder of Parent. In lieu of any such fractional shares, each holder of a Certificate previously evidencing Company Common Stock, upon surrender of such Certificate for exchange pursuant to this Article I, shall be paid an amount in cash (without interest), rounded to the nearest cent, determined by multiplying
(a) the closing price for a share of Parent Common Stock on the NYSE Composite Transaction Tape on the first business day immediately following the Effective Time, by (b) the fractional interest to which such holder would otherwise be entitled (after taking into account all shares of Company Common Stock held of record by such holder at the Effective Time).

     SECTION 1.5. Employee Benefit Plans; Options. At the Effective Time, each option or warrant granted by the Company to purchase shares of Company Common Stock, which is outstanding and unexercised immediately prior thereto, shall be assumed by Parent and converted into an option or warrant to purchase shares of Parent Common Stock on the same terms and conditions as are in effect for the original option or warrant as of the Closing Date as adjusted as set forth below. Each such option or warrant that is converted shall be converted into an option or warrant to purchase such number of shares of Parent Common Stock at such exercise price as is determined as provided below (and otherwise having the same duration and other terms as the original option or warrant):

          (a) the number of shares of Parent Common Stock to be subject to the new option or warrant shall be equal to the product of (i) the number of shares of Company Common

     Stock subject to the original option or warrant, and (ii) the Exchange Ratio, the product being rounded, if necessary, up or down, to the nearest whole share; and

          (b) the exercise price per share of Parent Common Stock under the new option or warrant shall be equal to (i) the exercise price per share of Company Common Stock under the original option or warrant divided by (ii) the Exchange Ratio, rounded, if necessary, up or down, to the nearest cent.

The adjustments provided herein with respect to any options which are "incentive stock options" (as defined in Section 422 of the Code) shall be effected in a manner consistent with Section 424(a) of the Code. Prior to the Effective Time, the Board of Directors of the Company shall take such action as may be required under the governing option plans and agreements to effectuate the foregoing.

     Prior to the Effective Time, Parent shall reserve for issuance the number of shares of Parent Common Stock necessary to satisfy Parent's obligations under this Section 1.5. Promptly after the Effective Time (but in no event later than five business days thereafter), Parent shall file with the Securities and Exchange Commission (the "SEC") a registration statement on an appropriate form under the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "SECURITIES ACT"), with respect to the shares of Parent Common Stock subject to options to acquire Parent Common Stock issued pursuant to this
Section 1.5, and shall use its best efforts to maintain the current status of the prospectus contained therein, as well as comply with applicable state securities or "blue sky" laws, for so long as such options remain outstanding.

     SECTION 1.6. No Dissenter or Appraisal Rights. Pursuant to Section 48-23-102 of the TBCA, the holders of shares of Company Common Stock shall not have any dissenters or appraisal rights with respect to this Agreement or the Merger.

                                   ARTICLE II

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to, and agrees with, Parent and Merger Sub as follows, except as set forth on a Disclosure Schedule delivered by the Company concurrently with the execution and delivery of this Agreement (the "COMPANY SCHEDULE"), each of which exceptions shall specifically identify the relevant subsection hereof to which it relates and shall be deemed to be representations and warranties as if made hereunder:

     SECTION 2.1. Organization, Powers and Qualifications. (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Tennessee. The Company has all requisite corporate power and authority to carry on its business as it has been and is now being conducted and to own, lease and operate the properties and assets used in connection therewith. The Company is duly qualified as a foreign corporation authorized to do business and is in good standing in every jurisdiction in which such qualification is required, all of which jurisdictions are disclosed in the COMPANY SCHEDULE, except where the failure to be so qualified would not have a Company Material Adverse Effect. As used in this Agreement, "COMPANY MATERIAL ADVERSE EFFECT" shall mean any fact, condition, event, development or occurrence which, individually or when taken together with all other such facts, conditions, events, developments or occurrences other than changes in the general economic conditions and other conditions affecting financial institutions or the credit market generally, would reasonably be expected to have a material adverse effect on the financial condition, operating results, business or prospects of the Company and the Subsidiaries (hereinafter defined), taken as a whole.

     (b) The Company (i) has qualified for and validly elected to be treated as a business development company under the 1940 Act; such election has not been revoked or rescinded and

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

is in full force and effect, and (ii) is in compliance with the 1940 Act and the rules and regulations promulgated thereunder.

     (c) The Company (i) has been licensed by the Tennessee Department of Financial Institutions to operate as a business industrial development company ("BIDCO") under the laws of the State of Tennessee and (ii) has been granted a California lenders license by the Department of Corporations of the State of California and each such license has not been revoked or rescinded and is in full force and effect.

     SECTION 2.2.  Subsidiaries.

     (a) "SUBSIDIARY" means, with respect to any party, any corporation, limited liability company, partnership, joint venture, or other business association or entity, at least a majority of the voting securities or economic interests of which is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, except where such ownership or control results solely from such party's ownership or control of unexercised warrants or convertible debt instruments issued by such entity. As used in this Agreement, "JOINT VENTURE" means, with respect to any party, any corporation, limited liability company, partnership, joint venture or other business association or entity in which (i) such party or any one or more of its Subsidiaries, directly or indirectly, owns or controls more than five percent (5%) and less than a majority of any class of the outstanding voting securities or economic interests, or (ii) such party or a Subsidiary of such party is a general partner; provided, however, that the term Joint Venture shall not include any party, any corporation, limited liability company, partnership, joint venture or other business association or entity in which the Company or any of its Subsidiaries owns or controls any equity interests solely pursuant to a Financing Transaction (hereinafter defined), (collectively, "PORTFOLIO COMPANIES").

     (b) The COMPANY SCHEDULE lists each Subsidiary and each Joint Venture of the Company, the jurisdiction of its organization and the amount of its securities outstanding and the owners thereof. Each Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Each Subsidiary has all requisite power and authority to carry on its business as it has been and is now being conducted and to own, lease and operate the assets and properties used in connection therewith. Each Subsidiary is duly qualified as a foreign corporation authorized to do business and is in good standing in every jurisdiction in which such qualification is required, all of which jurisdictions are disclosed in the COMPANY SCHEDULE except where the failure to be so qualified would not have a Company Material Adverse Effect. All issued and outstanding shares of capital stock of each Subsidiary have been duly authorized, are validly issued and outstanding, are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities laws, and, except as set forth on the COMPANY SCHEDULE, are lawfully owned of record and beneficially by the Company or another Subsidiary free and clear of all pledges, liens, claims, security interests and other charges or defects in title of any nature whatsoever ("LIENS"). There are no existing subscriptions, options, warrants, convertible securities, calls, commitments, agreements, conversion rights or other rights of any character (contingent or otherwise) calling for or requiring the issuance, transfer, sale or other disposition of any shares of the capital stock of any Subsidiary, or calling for or requiring the issuance of any securities or rights convertible into or exchangeable for shares of capital stock of any Subsidiary, nor is the Company or any Subsidiary subject to any obligation (contingent or otherwise) to repurchase, redeem or otherwise acquire shares of capital stock of any Subsidiary, in any case except as set forth in the COMPANY SCHEDULE. Except for the Subsidiaries, the Joint Ventures or the Portfolio Companies or as set forth in the COMPANY SCHEDULE, neither the Company nor any Subsidiary directly or indirectly (i) owns or controls any shares of any corporation nor has any voting securities of, nor the right to share in the income or losses of, either of record, beneficially or equitably, any association, partnership, limited liability company, joint venture or other legal entity, or (ii) is a general partner of any partnership.

     (c) Sirrom Investments Inc. ("SII"), a wholly owned subsidiary of the Company, has obtained a license from the Small Business Administration ("SBA") to operate as a small business investment company; such license has not been revoked or rescinded and is in full force and effect, and is in compliance with the Small Business Investment Act of 1958 and all applicable SBA Regulations. SII and Sirrom Funding Corporation ("SFC"), a wholly owned subsidiary of the Company, are each registered investment companies under the 1940 Act; each such registration has not been revoked or rescinded and is in full force and effect, and is in compliance with the 1940 Act and the rules and regulations promulgated thereunder.

     SECTION 2.3. Capital Stock. The Company has authorized capital stock consisting of 75,000,000 shares of Company Common Stock. As of December 31, 1998: (i) 37,229,196 shares of Company Common Stock were issued and outstanding,
(ii) no shares of Company Common Stock were held as treasury shares, and (iii) 7,199,098 shares of the Company Common Stock were reserved for issuance under the Company stock option or equity compensation plans (the "COMPANY STOCK PLANS") (including 5,707,098 shares reserved for issuance under the Company's Amended and Restated 1996 Incentive Stock Option Plan, 4,519,718 of which were subject to outstanding options and 1,167,350 of which were reserved for future option grants, 1,000,000 shares reserved for issuance under the Company's Amended and Restated 1994 Employee Plan, 633,786 of which were subject to outstanding options and 358,214 of which were reserved for future grants, and 492,000 shares reserved for issuance under the Company's Amended and Restated 1995 Stock Option Plan for Non-Employee Directors, 200,400 of which were subject to outstanding options and 260,000 of which were reserved for future option grants). The COMPANY SCHEDULE lists all option holders, the date each option to purchase Company Common Stock was granted, the Company Stock Plan under which such options were granted, the number of shares subject to each such option, the expiration date of each such option and the price at which such option may be exercised under the applicable Company Stock Plan. Since December 31, 1998, (i) no additional shares of capital stock have been reserved for issuance by the Company, (ii) the only issuances of shares of capital stock of the Company have been issuances of Company Common Stock upon the exercise of outstanding Company stock options listed in the COMPANY SCHEDULE and (iii) no shares of Company Common Stock came to be held by the Company as treasury shares. All of the issued and outstanding shares of Company Common Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and were issued in compliance with all applicable federal and state securities laws, in all material respects. No shares of capital stock issued by the Company are or were at the time of their issuance subject to preemptive rights. There are no existing subscriptions, options, warrants, convertible securities, calls, commitments, agreements, conversion rights or other rights of any character (contingent or otherwise) calling for or requiring the issuance, transfer, sale or other disposition of any shares of the capital stock of the Company or of any Subsidiary, or calling for or requiring the issuance of any securities or rights convertible into or exchangeable for shares of capital stock of the Company or of any Subsidiary, nor is the Company or any Subsidiary subject to any obligation (contingent or otherwise) to repurchase, redeem or otherwise acquire shares of capital stock of the Company or any Subsidiary, in any case except as set forth on the COMPANY SCHEDULE and as contemplated by this Agreement. There are no voting trusts or other agreements or understandings to which the Company is a party, nor, to the knowledge of the Company, to which any shareholder of the Company is a party, with respect to the voting of capital stock of the Company, other than this Agreement, or the Shareholders Agreement.

     SECTION 2.4. Charter, Bylaws, Minute Books and Records. The copies of the Charter and all amendments thereto and of the Bylaws, as amended, of the Company and the Subsidiaries which have been delivered to Parent are true, correct and complete copies thereof as in effect on the date hereof. The minute books of the Company and the Subsidiaries which have been made available for inspection contain minutes, which are accurate and complete in all material respects, of all meetings and accurate consents in lieu of meetings of the Board of Directors (and any
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

committee thereof) and of the shareholders of the Company and the Subsidiaries since the respective dates of incorporation. The books and records of the Company and each Subsidiary accurately reflect, in all material respects, the transactions to which the Company or the Subsidiary is a party or by which their properties are subject or bound, and the assets and liabilities of the Company or the Subsidiary.

     SECTION 2.5. Authority; Binding Effect. The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and thereby. All necessary action, corporate or otherwise, required to have been taken by or on behalf of it by applicable law, its charter document or otherwise to authorize (i) the approval, execution and delivery on its behalf of this Agreement and (ii) its performance of its obligations under this Agreement and the consummation of the transactions contemplated hereby and thereby have been taken, including the receipt of the unanimous approval by the Company's Board of Directors, except that the adoption of this Agreement must be approved by the affirmative vote of a majority of the votes of all outstanding shares of Company Common Stock of record on the record date for the Shareholders Meeting ("REQUIRED COMPANY SHAREHOLDER APPROVAL"). This Agreement constitutes the Company's valid and binding agreement, enforceable against it in accordance with its terms, except
(a) as the same may be limited by applicable bankruptcy, insolvency, moratorium or similar laws of general application relating to or affecting creditors' rights, including without limitation, the effect of statutory or other laws regarding fraudulent conveyances and preferential transfers, and (b) for the limitations imposed by general principles of equity and commercial reasonableness.

     SECTION 2.6. No Conflict; Approvals. Except as set forth in the COMPANY SCHEDULE, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and thereby will not, (a) violate or conflict with the Company's Charter or Bylaws or the comparable organizational documents of any of its Subsidiaries, or (b) constitute a breach or default (or an event that with notice or lapse of time or both would become a breach or default) or give rise to any Lien, third party right of termination, cancellation, material modification or acceleration, or loss of any benefit, under any Contract (hereinafter defined) to which the Company or any Subsidiary is a party or by which it is bound, or (c) subject to the consents, approvals, orders, authorizations, filings, declarations and registrations specified in
Section 2.7 or in the COMPANY SCHEDULE, conflict with or result in a violation of any permit, concession, franchise or license or any law, rule or regulation applicable to the Company or any of its Subsidiaries or any of their properties or assets, except, in the case of clauses (b) and (c), for any such breaches, defaults, Liens, third party rights, cancellations, modifications, accelerations or losses of benefits, conflicts or violations which would not have a Company Material Adverse Effect and would not impair the ability of the Company to perform its obligations under this Agreement or prevent or delay the consummation of any of the transactions contemplated hereby and thereby.

     SECTION 2.7. Governmental Consents and Approvals. Except as set forth on the COMPANY SCHEDULE, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby or thereby will require any consent, approval, order, authorization, or permit of, or filing with or notification to, any local, state, federal or foreign court, administrative agency, commission or other governmental or regulatory authority, agency or instrumentality ("GOVERNMENTAL ENTITY"), except (a) the filing of the Registration Statement (hereinafter defined) with the SEC in accordance with the Securities Act, and the entry of an order by the SEC permitting such Registration Statement to become effective, and compliance with applicable state securities laws, (b) the filing of the Proxy Statement (hereinafter defined) and related proxy materials with the SEC in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "EXCHANGE ACT"), (c) the filings with and consents of the Commission to withdraw the Parent's election to be treated as a business development company and to deregister each subsidiary that has registered as an investment company in accordance with the 1940 Act, (d) notification pursuant to, and expiration or termination of the waiting period under, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR ACT"), (e) the filings with and consents or approvals of the SBA, (f) the filings with and consent of the Tennessee Department of Financial Institutions and the California Department of Corporations, (g) the filing and recording of the Delaware Certificate of Merger in accordance with the DGCL and the Tennessee Articles of Merger in accordance with the TBCA, and (h) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent it from performing its obligations under this Agreement without having a Company Material Adverse Effect.

     SECTION 2.8. SEC Reports. The Company has filed all required forms, reports and documents with the SEC since January 1, 1995 (collectively, the "COMPANY'S SEC REPORTS"), including without limitation the Company's Annual Report on Form 10-K for the year ended December 31, 1997 (the "COMPANY 1997 FORM 10-K") and the Company's Quarterly Report on Form 10-Q for the quarter ending September 30, 1998. The Company's SEC Reports have complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act. As of their respective dates, none of the Company's SEC Reports, including, without limitation, any financial statements or schedules included or incorporated by reference therein, contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. There have been filed as exhibits to, or incorporated by reference in, the Company 1997 Form 10-K and all subsequently filed Forms 10-Q, all contracts which, as of the date thereof, were material as described in Item 601(b)(10) of Regulation S-K except as set forth on the COMPANY SCHEDULE. The Company has heretofore delivered to Parent, in the form filed with the SEC, all of the Company's SEC Reports.

     SECTION 2.9. Financial Statements. The Company has delivered to Parent true and complete copies of (a) consolidated balance sheets of the Company and Subsidiaries at December 31, 1997 and 1996 and the related consolidated statements of earnings, changes in shareholders' equity and statements of cash flow for the years then ended, together with the notes thereto, audited by Arthur Andersen LLP (the "COMPANY'S AUDITORS"), and (b) unaudited consolidated balance sheets of the Company and Subsidiaries at September 30, 1998 and 1997 and related consolidated statements of income, changes in shareholders' equity and statements of cash flow for the periods ended September 30, 1998 and 1997, all of which have been prepared in accordance with generally accepted accounting principles ("GAAP") consistently applied throughout the periods involved, subject in the case of interim financial statements to normal year-end adjustments and to the absence of full footnotes. Such balance sheets, including the related notes, fairly present the consolidated financial position, assets and liabilities (whether accrued, absolute, contingent or otherwise) of the Company and Subsidiaries at the dates indicated and such consolidated statements of income, changes in shareholders' equity and statements of cash flow fairly present the consolidated results of operations, changes in shareholders' equity and cash flow of the Company and Subsidiaries for the periods indicated. The unaudited consolidated financial statements as at and for the periods ended September 30, 1998 and 1997 contain all adjustments, which are solely of a normal recurring nature, necessary to present fairly the financial position at September 30, 1998 and 1997 and the results of operations and changes in shareholders' equity and financial position for the periods then ended. The audited consolidated balance sheet of the Company and its Subsidiaries at December 31, 1997 (the "AUDIT DATE") described above is referred to herein as the "COMPANY 1997 BALANCE SHEET." The audited consolidated financial statements of the Company and its Subsidiaries as at and for the year ended December 31, 1997 are referred to herein as the "COMPANY AUDITED FINANCIAL STATEMENTS."

     SECTION 2.10. Absence of Certain Changes. (a) Except as described in the COMPANY SCHEDULE, since September 30, 1998, the Company and the Subsidiaries have conducted their business solely in the ordinary course consistent with past practice and policies and procedures, to the extent the Company has adopted any such policies and procedures (the "ORDINARY COURSE"). Except as otherwise disclosed on the COMPANY SCHEDULE, since September 30, 1998, the Company and the Subsidiaries have not:

          (a) suffered any Company Material Adverse Effect;

          (b) been subject to any other events or conditions of any character that would have a Company Material Adverse Effect or impair the ability of the Company to perform its obligations under this Agreement or prevent or delay the consummation of any of the transactions contemplated hereby;

          (c) made any material change to their respective accounting methods, principles or practices;

          (d) been subject to any revaluation of any assets of the Company or any of its Subsidiaries that, individually or in the aggregate has had, or would reasonably be expected to have a Company Material Adverse Effect, including writing down the value of loans, warrants or other securities held by the Company;

          (e) incurred any material liabilities, other than liabilities incurred in the Ordinary Course or discharged or satisfied any material Lien, or paid any material liabilities, other than in the Ordinary Course or failed to pay or discharge when due any liabilities of which the failure to pay or discharge has caused or will cause any material damage or risk of material loss to it or any of its material assets or properties; or

          (f) taken or been subject to any other action or event that would have required the consent of Parent pursuant to Section 4.1 hereof.

     SECTION 2.11. Indebtedness; Absence of Undisclosed Liabilities. The COMPANY SCHEDULE discloses as of the date hereof all indebtedness for money borrowed of the Company or any Subsidiary, accurately disclosing for each such indebtedness the payee, the original principal amount of the loan, the current unpaid balance of the loan, the interest rate and the maturity date. Except as set forth on the COMPANY SCHEDULE, neither the Company nor the Subsidiaries have any material indebtedness, liability or obligation of any kind (whether known or unknown, accrued, absolute, asserted or unasserted, contingent or otherwise) except (a) as and to the extent reflected, reserved against or otherwise disclosed in the Company 1997 Balance Sheet, or (b) for liabilities and obligations incurred subsequent to the Audit Date in the ordinary course of business and which do not have a Company Material Adverse Effect or impair the ability of the Company to perform its obligations under this Agreement or prevent or delay the consummation of any of the transactions contemplated hereby.

     SECTION 2.12. Assets. Except as described in the COMPANY SCHEDULE, the Company and the Subsidiaries have good and marketable title to all their real and personal properties and assets, including, without limitation, those assets and properties reflected in the Company 1997 Balance Sheet in the amounts and categories reflected therein, free and clear of all Liens, except (a) the lien of current taxes not yet due and payable, (b) properties, interests, and assets disposed of by the Company or any Subsidiary since the Audit Date solely in the Ordinary Course, (c) such secured indebtedness as is disclosed in the Company 1997 Balance Sheet covering the properties referred to therein, and (d) such imperfections of title, easements and encumbrances, if any, as are not substantial in character, amount or extent and do not materially detract from the value, or interfere with the present or proposed use, of the properties subject thereto ("PERMITTED LIENS").

     SECTION 2.13.  Contracts.

     (a) The COMPANY SCHEDULE lists each written or oral contract, agreement, arrangement, lease, instrument, mortgage or commitment to which the Company or a Subsidiary is a party or may be bound or to which their respective properties or assets may be subject ("CONTRACT") (i) which is material to the Company or a Subsidiary; (ii) which is with any present or former employee or for the employment of any person or consultant or which is a non-compete arrangement with any employee of the Company or a Subsidiary; (iii) which is a severance agreement, program or policy of the Company or a Subsidiary with or relating to its employees; (iv) under the terms of which any of the rights or obligations of a party thereto will be modified or altered as a result of the transactions contemplated hereby or which contain change in control provisions; (v) which involves a material commission, representative, franchise, distributorship, or sales agency arrangement; (vi) which is a material conditional sale or lease arrangement; (vii) which involves a material license, or other material arrangement which relates in whole or in part to any material software, patent, trademark, trade name, service mark or copyright or to any material ideas, technical assistance or other know-how of or used by the Company or a Subsidiary in the conduct of its business; (viii) which represents any material confidentiality or non-disclosure arrangement pursuant to which the Company or a Subsidiary has agreed to keep confidential information obtained from any other person; (ix) which is an arrangement limiting or restraining the Company or any Subsidiary or any successor thereto from engaging or competing in any manner or in any business; or (x) under which the Company or any Subsidiary guarantees the payment or performance by others or in any way is or will be liable with respect to material obligations of any other person.

     (b) All Contracts are valid and binding and in full force and effect as to the Company on the date of this Agreement except to the extent they have previously expired in accordance with their terms or except to the extent that their invalidity would not have a Company Material Adverse Effect. None of the Company, the Subsidiaries nor, to the Company's knowledge, any other parties, have violated any provision of, or committed or failed to perform any act which with notice, lapse of time or both would constitute a default under the provisions of, any Contract, the termination or violation of which, or the default under which, might have a Company Material Adverse Effect. True and complete copies of all Contracts listed on the COMPANY SCHEDULE or listed in the Company 1997 Form 10-K, together with all amendments thereto through the date hereof, have been delivered to Parent.

     (c) The Company terminated the Portfolio Purchase Agreement, dated as of December 4, 1998, by and between the Company and Tandem Capital LLC on or before the date hereof pursuant to the terms of such agreement and has paid Tandem Capital LLC all liquidated damages or other expenses associated with the termination of such agreement.

     SECTION 2.14. Insurance. The COMPANY SCHEDULE accurately sets forth all policies of insurance, other than title insurance policies, held by or on behalf of the Company. The COMPANY SCHEDULE lists all outstanding claims thereunder in excess, individually or in the aggregate, of $25,000.

All such policies of insurance are in full force and effect, and no notice of cancellation has been received. In the reasonable judgment of the Company, such policies are in amounts which are adequate in relation to the business and properties of the Company, and all premiums to date have been paid in full.

     SECTION 2.15.  Financing Transactions.

     (a) The COMPANY SCHEDULE sets forth for each financing transaction conducted by the Company or any Subsidiary (the "FINANCING TRANSACTIONS") the following information as of September 30, 1998 and as of the last day of the month prior to the Closing Date: the name and address of the borrower; the principal amount of the loan and the remaining term of the note;

whether the debt is subordinate; the amount of shares for which a warrant has been issued to the Company and the exercise price thereto; the terms and amounts of any additional equity interest held by the Company or any Subsidiary in the borrower; and the value reflected on the Company's books of any debt or equity interest in such party.

     (b) Accurate and complete copies of each of the agreements, contracts, leases and other instruments entered into by the Company or its Subsidiaries, as the case may be, with respect to the Financing Transactions (the "FINANCING DOCUMENTS") are in the files of the Company and have been made available to Parent. The original execution copy of the Financing Documents are in the possession of the Company, a trustee under a securitization transaction or a secured lender to the Company. The Company has caused to be filed UCC-1 financing statements with respect to all or substantially all of the property pledged to the Company pursuant to any Financing Transaction and has made such other filings or notifications, or taken possession or has obtained certificates of title, as are necessary to give the Company a perfected security interest in and lien upon any such property.

     (c) Each of the Financing Documents is valid and enforceable in accordance with its terms except as may be limited by bankruptcy laws or other similar laws affecting rights of creditors generally or general principals of commercial reasonableness; the Company is, and to the Company's actual knowledge all other parties thereto are, in compliance in all material respects with the provisions thereof; the Company is not, and to the Company's actual knowledge no other party thereto is, in default in the performance, observance or fulfillment of any material obligation, covenant or condition contained therein, except as disclosed in the COMPANY SCHEDULE; and, to the Company's actual knowledge, no event has occurred which with or without the giving of notice or lapse of time, or both, would constitute a default thereunder. Each of the Financing Documents accurately and completely describes the terms of the Financing Transaction and there have been no amendments, modifications or waivers that are not reflected therein.

     (d) There has been no adverse determination in any administrative proceeding or in any court of law, nor any adverse settlement, ongoing administrative proceeding or other similar action, which would materially impair the ability of the Company to realize the current value of the Financing Transactions.

     (e) With respect to each Financing Transaction in which the Company has been issued securities or warrants to acquire securities, to the Company's knowledge, each such security was issued in compliance with the requirements of the Securities Act and the Company has not taken any actions which would violate the restrictions imposed upon the Company in connection with such securities under the applicable securities laws, pursuant to contract or otherwise.

     SECTION 2.16. Authorizations; Compliance with Law. (a) The Company and the Subsidiaries hold all licenses, franchises, certificates, consents, permits, approvals, certificates of public convenience and necessity, and authorizations ("AUTHORIZATIONS") from all Governmental Entities and other persons (including without limitation all required Authorizations which may be issued or required by the SBA, the Internal Revenue Service (the "IRS") or the SEC) which are necessary for the lawful conduct of their respective businesses and their use and occupancy of their assets and properties in the manner heretofore conducted, used and occupied, except where the failure to hold any of the foregoing would not have a Company Material Adverse Effect or impair the ability of the Company to perform its obligations under this Agreement or prevent or delay the consummation of any of the transactions contemplated hereby. A complete and correct list of the material Authorizations held by the Company and the Subsidiaries are set forth in the COMPANY SCHEDULE. All of such Authorizations are valid, in good standing and in full force and effect and the Company and the Subsidiaries have duly performed in all material respects all of their respective obligations under such Authorizations. No event has occurred with respect to the material Authorizations which permits, or after notice or lapse of time or both would permit, revocation or termination thereof or would result in any other material impairment of the rights of the holder of any of the Authorizations, and no terminations thereof have been, to the knowledge of the Company, threatened.

     (b) The Company and each of the Subsidiaries is in compliance with all applicable laws, statutes, ordinances, codes, rules, regulations, orders or directives of any Governmental Entities (collectively, "LAWS"), except where such violations would not have a Company Material Adverse Effect, and the Company has not received any notice from a Governmental Entity within five years of the date hereof of any violation of any Law.

     SECTION 2.17.  Taxes.

     (a) All federal, state, local and foreign tax returns, reports, statements and other similar filings required to be filed by the Company or the Subsidiaries (the "TAX RETURNS") on or prior to the date hereof or with respect to taxable periods ending on or prior to the date hereof with respect to any federal, state, local or foreign taxes, assessments, deficiencies, fees and other governmental charges or impositions (including, without limitation, all income tax, unemployment compensation, social security, payroll, sales and use, excise, privilege, property, ad valorem, transfer, franchise, license, school and any other tax or similar governmental charge or imposition (including interest, penalties or additions with respect thereto) under the laws of the United States or any state or municipal or political subdivision thereof or any foreign country or political subdivision thereof) ("TAXES") have been timely filed with the appropriate Governmental Entities in all jurisdictions in which such Tax Returns are required to be filed, and all such Tax Returns correctly reflect the liabilities of the Company and the Subsidiaries for Taxes for the periods, property or events covered thereby.

     (b) All Taxes, including, without limitation, those which are called for by the Tax Returns, or heretofore or hereafter claimed to be due with respect to taxable periods ending on or before the Effective Time by any taxing authority from the Company and the Subsidiaries, have been fully paid or properly accrued. Except as set forth in the COMPANY SCHEDULE, the accruals for Taxes contained in the Company 1997 Balance Sheet are adequate to cover the tax liabilities of the Company and the Subsidiaries as of the Audit Date and include adequate provision for all deferred taxes, and nothing has occurred subsequent to that date to make any of such accruals inadequate.

     (c) Neither the Company nor the Subsidiaries have received any notice of assessment or proposed assessment in connection with any Taxes or Tax Returns and there are no pending tax examinations of or tax claims asserted against the Company or the Subsidiaries or any of their respective assets or properties. Neither the Company nor any Subsidiary has extended, or waived the application of, any statute of limitations of any jurisdiction regarding the assessment or collection of any Taxes.

     (d) There are no Tax liens (other than any lien for current Taxes not yet due and payable) on any of the assets or properties of the Company or the Subsidiaries, except to the extent that any such lien would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company has no knowledge of any basis for any additional assessment of any Taxes. The Company and the Subsidiaries have made all deposits required by law to be made with respect to employees' withholding and other employment taxes, including without limitation the portion of such deposits relating to taxes imposed upon the Company or the Subsidiaries.

     (e) The representation and warranties contained in the Company Tax Certificate (hereinafter defined) are true and correct.

     (f) The Company, SII and SFC have each qualified for and validly elected to be treated as a Regulated Investment Company (a "RIC") under Subchapter M of the Code. Each of the Company, SII and SFC have taken all steps necessary, including making all required distributions, to maintain such entity's status as an RIC. The accruals on the Company's books for distributions to shareholders are sufficient to satisfy the applicable regulations under Subchapter M of the Code for maintenance of its status as a RIC.

     SECTION 2.18.  Absence of Litigation; Claims.

     (a) Except as set forth in the COMPANY SCHEDULE there are no claims, actions, suits, proceedings or investigations pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any properties or rights of the Company or any of its Subsidiaries, or with respect to which any director, officer, employee or agent is or may be entitled to claim indemnification from the Company or any Subsidiary, before any Governmental Entity or arbitrator, which, if decided adversely to the Company or such Subsidiary, would have a Company Material Adverse Effect or impair the ability of the Company to perform its obligations under this Agreement or prevent or delay the consummation of any of the transactions contemplated hereby, nor is there any judgement, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries having or which, insofar as reasonably can be foreseen, in the future would have such effect, nor, to the knowledge of the Company, are there any state of facts which could give rise to such a claim.

     (b) The securities litigation set forth in the COMPANY SCHEDULE is covered by the Company's director and officer insurance policies, no insurance carriers of such policies have denied, or threatened to deny, coverage of such litigation, except as set forth in the COMPANY SCHEDULE, and any amount that the Company would owe under such litigation would not exceed the Company's total insurance program (excluding deductibles).

     SECTION 2.19.  Employee Benefit Plans; Employment Agreements.

     (a) The COMPANY SCHEDULE lists all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) and all bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance and other similar fringe or employee benefit plans, programs or arrangements, and any current or former employment or executive compensation or severance agreements, written or otherwise, for the benefit of, or relating to, any employee of the Company, any trade or business (whether or not incorporated) which is a member of a controlled group including the Company or which is under common control with the Company (an "ERISA AFFILIATE") within the meaning of Section 414 of the Code, or any Subsidiary of the Company, as well as each plan with respect to which the Company or an ERISA Affiliate could incur liability under Section 4069 (if such plan has been or were terminated) or Section 4212(c) of ERISA (together, the "EMPLOYEE PLANS"), excluding former agreements under which the Company has no remaining obligations and any of the foregoing that are required to be maintained by the Company under the laws of any foreign jurisdiction. With respect to each Employee Plan, as applicable, a copy of (i) each such written Employee Plan (other than those referred to in Section 4(b)(4) of ERISA), together with all amendments, trust agreements, insurance policies and service agreements; (ii) the three most recently filed Forms 5500 or 5500 C/R and any financial statements attached thereto; (iii) the most recent IRS determination letter; (iv) the most recent summary plan description; (v) all reports submitted within the preceding three years by third-party administrators, actuaries, investment managers, consultants, or other independent contractors, has been furnished to Parent and (vi) with respect to each Employee Plan under which health benefits are provided, a statement as to the actual and contingent labilities of each such plan to the extent that no insurance or trust fund assets are available to provide such benefits.

     (b) (i) Except as set forth in the COMPANY SCHEDULE, or as required by
Section 4980B of the Code, none of the Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person and none of the Employee Plans is a "multiemployer plan" as such term is defined in Section 3(37) of ERISA; (ii) there has been no breach of any fiduciary duty, as described in Section 404 of ERISA, or no 'prohibited transaction', as such term is defined in Section 406 of ERISA or Section 4975 of the Code, with respect to any Employee Plan, which could be reasonably expected to result in any material liability of the Company or any of its Subsidiaries; (iii) all Employee Plans are in compliance in all material respects with the requirements prescribed by any and all applicable statutes (including ERISA and the Code), orders, or governmental rules and regulations currently in effect with respect thereto (including all applicable requirements for notification to participants or the Department of Labor, the IRS or Secretary of the Treasury), all Employee Plans have been operated at all times in all material respects in accordance with their terms, and the Company and each of its Subsidiaries have performed all material obligations required to be performed by them under, are not in any material respect in default under or violation of, and have no knowledge of any material default or violation by any other party to, any of the Employee Plans;
(iv) each Employee Plan (other than a standardized prototype Plan which is subject to a favorable IRS opinion) intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code is the subject of a favorable determination letter from the IRS, and nothing has occurred which may reasonably be expected to impair such determination; (v) all contributions required to be made to any Employee Plan pursuant to Section 412 of the Code, or the terms of the Employee Plan or any collective bargaining agreement, have been made on or before their due dates and a reasonable amount has been accrued for contributions to each Employee Plan for the current plan years; (vi) with respect to each Employee Plan, no "reportable event" within the meaning of Section 4043 of ERISA (excluding any such event for which the 30 day notice requirement has been waived under the regulations to Section 4043 of ERISA) nor any event described in Section 4062, 4063, 4604 or 4041 of ERISA has occurred; (vii) neither the Company nor any ERISA Affiliate has incurred, nor reasonably expects to incur, any liability under Title IV of ERISA (other than liability for premium payments to the Pension Benefit Guaranty Corporation arising in the ordinary course); (viii) neither the Company nor any ERISA Affiliate has incurred any liability for any excise, income or other taxes or penalties with respect to any Employee Plan, and no event has occurred and no circumstance exists that could be reasonably expected to give rise to any such liability; (ix) there are no pending or threatened claims against any Employee Plan (other than routine claims for benefits) or against any fiduciary of an Employee Plan with respect to such plan, nor is there any reasonable basis for such a claim; (x) no Employee Plan is presently under audit or examination (nor has notice been received of a potential audit or examination) by any governmental entity; and (xi) no matters are pending with respect to any Employee Plan under any governmental corrective or remedial program.

     (c) The COMPANY SCHEDULE provided pursuant to Section 1.5 hereof sets forth a true and complete list of each current or former employee, officer or director of the Company or any of its Subsidiaries who holds any option to purchase Company Common Stock as of the date hereof, together with the number of shares of Company Common Stock which are subject to such option, the date of grant of such option, the extent to which such option is vested (or will become vested within six months from the date hereof, or as a result of, the Merger), the option price of such option (to the extent determined as of the date hereof), whether such option is intended to qualify as an incentive stock option within the meaning of Section 422(b) of the Code (an "ISO"), and the expiration date of such option. The COMPANY SCHEDULE also sets forth the total number of such ISOs and such nonqualified options.

     (d) Except as disclosed on the COMPANY SCHEDULE, any amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any employee, officer or director of the Company or any of its affiliates who is a "disqualified individual" (as such term is defined in Proposed Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Employee Plan currently in effect would not be characterized as an "excess parachute payment" (as such term is defined in Section 280G of the Code).

     SECTION 2.20. Labor Matters. There are no controversies pending or, to the knowledge of the Company, threatened, between the Company or any of its Subsidiaries and any of their respective employees. Neither the Company nor any of its Subsidiaries is party to any collective bargaining agreement or other labor agreement with any union or labor organization and no union or labor organization has been recognized by the Company or any of its Subsidiaries as an exclusive bargaining representative for employees of the Company or any of its Subsidiaries. To the Company's knowledge, there is no current union representation question involving employees of the Company or any of its Subsidiaries, nor does the Company have knowledge of any significant activity or proceeding of any labor organization (or representative thereof) or employee group to organize any such employees. Neither the Company nor any of its Subsidiaries has made any commitment not in collective bargaining agreements listed on the COMPANY SCHEDULE that would require the application of the terms of any collective bargaining agreements entered into by the Company or any of its Subsidiaries to Parent, to any Joint Venture of Parent, or to any Subsidiary of Parent (other than the Company or its Subsidiaries). Except as disclosed in the COMPANY SCHEDULE, (a) there is no material active arbitration under any collective bargaining agreement involving the Company or any of its Subsidiaries, (ii) there is no material unfair labor practice, grievance, employment discrimination or other labor or employment related charge, complaint or claim against the Company or any of its Subsidiaries pending before any court, arbitrator, mediator or governmental agency or tribunal, or, to the Company's knowledge, threatened, (iii) there is no strike, picketing or work stoppage by, or any lockout of, employees of the Company or any of its Subsidiaries pending, or to the Company's knowledge, threatened, against or involving the Company or any of its Subsidiaries, and (iv) there is no active arbitration under any collective bargaining agreement involving the Company or any of its Subsidiaries regarding the employer's right to move work from one location or entity to another, or to consolidate work locations, or involving other similar restrictions on business operations. There is no proceeding, claim, suit, action or governmental investigation pending or, to the knowledge of the Company, threatened, relating to labor matters in respect of which any director, officer, employee or agent of the Company or any of its Subsidiaries is or may be entitled to claim indemnification from the Company or a Subsidiary pursuant to their respective charters or bylaws or under any indemnification agreements.

     SECTION 2.21. Environmental Matters.

     (a) The Company and each of the Subsidiaries is in material compliance with all applicable Environmental Laws (hereinafter defined) and neither the Company nor any of the Subsidiaries has received any written or, to the Company's knowledge, oral, communication from any person or Governmental Entity that alleges that the Company or any of the Subsidiaries is not in compliance with applicable Environmental Laws where such non-compliance would have a Company Material Adverse Effect.

     (b) The Company and each of the Subsidiaries has obtained or has applied for all material Environmental Permits (hereinafter defined) necessary for the construction of their facilities or the conduct of their operations, and all such material Environmental Permits are effective or, where applicable, a renewal application has been timely filed and is pending agency approval, and the Company and the Subsidiaries are in material compliance with all terms and conditions of such material Environmental Permits. Neither the Company nor any of the Subsidiaries has knowledge of any past or present events, conditions, circumstances, activities, practices, incidents, actions or plans that may interfere with, or prevent, future continued material compliance on the part of the Company or any of the Subsidiaries with the material Environmental Permits. Neither the Company nor any of the Subsidiaries has knowledge of matters or conditions that would preclude reissuance or transfer of any material Environmental Permit, including amendment of such instrument, to Parent or one of its Subsidiaries where such action is necessary to maintain compliance with Environmental Laws in all material respects.

     (c) Neither the Company nor any of the Subsidiaries has knowledge of any current Environmental Law or Environmental Permit imposing any future requirement which could reasonably be expected to result in the accrual of a material cost not disclosed in writing to Parent.

     (d) There is no Environmental Claim (hereinafter defined) pending or, to the knowledge of the Company, threatened (i) against the Company or any of the Subsidiaries, (ii) against any person or entity whose liability for any Environmental Claim the Company or any of the Subsidiaries has or may have retained or assumed either contractually or by operation of law, or (iii) against any real or personal property or operations which the Company or any of the Subsidiaries owns, leases or manages, in whole or in part.

     (e) The Company has no knowledge of any Releases (hereinafter defined) of any Hazardous Material (hereinafter defined) that would be reasonably likely to form the basis of any Environmental Claim against the Company or any of the Subsidiaries, against any person or entity whose liability for any Environmental Claim the Company or any of the Subsidiaries has or may have retained or assumed either contractually or by operation of law, against any person or entity that has executed a guarantee in favor of the Company or in which the Company has an equity interest or affecting any assets that are pledged as collateral to the Company.

     (f) The Company has no knowledge, with respect to any predecessor of the Company or any of the Subsidiaries, of any Environmental Claim pending or threatened, or of any Release of Hazardous Materials that would be reasonably likely to form the basis of any material Environmental Claim against the Company or any of the Subsidiaries.

     (g) To the Company's knowledge, the Company has disclosed to Parent all facts which the Company reasonably believes form the basis of a material current or future cost relating to any environmental matter affecting the Company and the Subsidiaries which would or reasonably could have a Company Material Adverse Effect.

     (h) Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any owner of premises leased or operated by the Company or any of its Subsidiaries has filed any notice with respect to such premises under federal, state, local or foreign law indicating past or present treatment, storage or disposal of Hazardous Materials, as regulated under 40 C.F.R. Parts 264-267 or any state, local or foreign equivalent or is engaging or has engaged in business operations involving the generation, transportation, treatment, recycling or disposal of any waste regulated under the Environmental Laws that pertain to radioactive materials or the nuclear power industry, including, without limitation, requirements of Volume 10 of the Code of Federal Regulations.

     (i) Except as set forth in the COMPANY SCHEDULE, none of the properties owned, leased or operated by the Company, the Subsidiaries or, to the knowledge of the Company, any predecessor thereof are now or were in the past, listed on the National Priorities list of Superfund Sites, the CERCLIS Information System, or any other comparable state or local environmental database.

     (j) The Merger will not require any governmental approvals under the Environmental Laws, including those that are triggered by sales or transfers of businesses or real property.

     (k) As used in this Section 2.20:

          (i) "ENVIRONMENTAL CLAIM" means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation (written or oral) by any person or entity (including any federal, state, local or foreign Governmental Entity having jurisdiction over the Company or the Subsidiaries) alleging potential liability of the Company or the Subsidiaries (including, without limitation, potential responsibility for or liability for enforcement, investigatory costs, cleanup costs, governmental response costs, removal costs, remedial costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on or resulting from (A) the presence, or Release or threatened Release into the environment, of any Hazardous Materials at any location, whether or not owned, operated, leased or managed by the Company or any of the Subsidiaries (including but not limited to obligations to clean up contamination resulting from leaking underground storage tanks); or (B) circumstances forming the basis of any violation or alleged violation by the Company or the Subsidiaries of any Environmental Law; or (C) any and all claims by any third party against the Company or the Subsidiaries seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from the presence or Release of any Hazardous Materials, but with respect to the foregoing, only if an adverse determination would or reasonably could have a Company Material Adverse Effect, individually or in the aggregate.

          (ii) "ENVIRONMENTAL LAWS" means all applicable foreign, federal, state and local laws (including the common law), rules, requirements and regulations relating to pollution, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or protection of human health as it relates to the environment including, without limitation, laws and regulations relating to Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

          (iii) "HAZARDOUS MATERIALS" means (A) any petroleum or any by-products or fractions thereof, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, any form of natural gas, explosives, and polychlorinated biphenyls; (B) any chemicals, materials or substances, whether waste materials, raw materials or finished products, which are now defined as or included in the definition of 'hazardous substances,' 'hazardous wastes,' 'hazardous materials,' 'extremely hazardous substances,' 'restricted hazardous wastes,' 'toxic substances,' 'toxic pollutants,' 'pollutants,' 'contaminants,' or words of similar import under any Environmental Law; and (C) any other chemical, material or substance, whether waste materials, raw materials or finished products, regulated or forming the basis of liability under any Environmental Law in a jurisdiction in which the Company or any of the Subsidiaries operates.

          (iv) "RELEASE" means any release, spill, emission, leaking, injection, deposit, disposal, discharge, dispersal, leaching or migration into the environment (including without limitation ambient air, atmosphere, soil, surface water, groundwater or property).

     SECTION 2.22.  Intellectual Property.

     (a) The Company and each of its Subsidiaries owns, or is licensed or otherwise possesses legally enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights, and any applications therefor, technology, know-how, computer software programs or applications, and tangible or intangible proprietary information or materials that are used in its or any of its Subsidiaries' businesses as currently conducted, and to the actual knowledge of its executive officers all patents, trademarks, trade names, service marks and copyrights held by it and/or its Subsidiaries are valid and subsisting, except for any failures to so own, be licensed or possess or to be valid and subsisting, as the case may be, that, individually or in the aggregate, will not have a Company Material Adverse Effect.

     (b) Except as disclosed in the Company's SEC Reports filed prior to the date hereof or as is not reasonably likely to have a Company Material Adverse
Effect:

          (i) it and its Subsidiaries are not, nor will any of them be as a result of the execution and delivery of this Agreement or the performance of its obligations hereunder, in violation of any licenses, sublicenses and other agreements as to which it or any of its Subsidiaries is a party and pursuant to which it or any Subsidiary is authorized to use any third-party patents, trademarks, service marks and copyrights ("THIRD-PARTY INTELLECTUAL PROPERTY RIGHT");

          (ii) to its knowledge, no claims as of the date hereof with respect to
     (A) the patents, registered and material unregistered trademarks and service marks, registered copyrights, trade names, and any applications therefor owned by it or any of its Subsidiaries (the "OWNED INTELLECTUAL PROPERTY RIGHTS"); (B) any trade secrets material to it; or (C) Third-Party Intellectual Property Rights, are currently pending or, threatened by any person or entity; and

          (iii) to its knowledge, there is no unauthorized use, infringement or misappropriation of any of the Owned Intellectual Property Rights by any third party, including any of its or any of its Subsidiaries' employees or former employees.

     SECTION 2.23.  Regulatory Matters.

     (a) Except as disclosed in the COMPANY SCHEDULE, there are no proceedings or investigations pending or, to the Company's knowledge, threatened, before any domestic or foreign court, administrative, governmental or regulatory body in which any of the following matters are being considered, nor has the Company or any of its Subsidiaries received written notice or inquiry from any such body, government official, consumer advocacy or similar organization or any private party, indicating that any of such matters should be considered or may become the object of consideration or investigation: (i) reduction of principal amount of outstanding loans or warrants; (ii) reduction of earnings or (iii) refunds of amounts previously charged to customers.

     (b) Except as disclosed in the COMPANY SCHEDULE, neither the Company nor any of its Subsidiaries has any outstanding regulatory commitments regarding (i) reduction of principal amount of outstanding loans or warrants; (ii) reduction of earnings or (iii) refunds of amounts previously charged to customers, to or by any domestic or foreign court, administrative, governmental or regulatory body, government official, consumer advocacy or similar organization.

     SECTION 2.24. Adequacy of Disclosure. The Company has made available to Parent copies of all documents listed or referred to in the COMPANY SCHEDULE hereto or referred to herein. Such copies are, and all documents and materials delivered or made available in connection with Parent's investigation of the Company in connection with the transactions contemplated hereby are, true and complete and include all amendments, supplements and modifications thereto or waivers currently in effect thereunder. No representation or warranty by the Company in this Agreement nor any certificate, schedule, statement, document or instrument furnished or to be furnished to Parent pursuant hereto, or in connection with the negotiation, execution or performance of this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact required to be stated herein or therein or necessary to make any statement herein or therein not misleading.

     SECTION 2.25. Registration Statement; Proxy Statement/Prospectus. The information supplied by the Company for inclusion in the registration statement of Parent on Form S-4 pursuant to which shares of Parent Common Stock will be registered with the SEC (the "REGISTRATION STATEMENT") does not and will not contain, at the time the information is supplied and when the Registration Statement is declared effective by the SEC, any untrue statement of a material fact nor does or will it omit to state any material fact required to be stated in the Registration Statement or necessary in order to make the statements in the Registration Statement not misleading. The information supplied by the Company for inclusion in the proxy statement/prospectus (the "PROXY STATEMENT") to be sent to the shareholders of the Company in connection with the special meeting of the Company's shareholders to consider this Agreement and the Merger (the "SHAREHOLDERS MEETING") does not and will not, at the time the Proxy Statement is first mailed to shareholders, at the time of the Shareholders Meeting, or at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it was made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Proxy Statement not false or misleading or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Shareholders Meeting which has become false or misleading; provided, however, that no representation or warranty is made by the Company with respect to information related to, or supplied by, the Parent, its affiliates or advisors. If at any time prior to the Effective Time any event relating to the Company or any of its affiliates should be discovered by the Company which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, the Company shall promptly inform Parent.

     SECTION 2.26. Board Action; Vote Required. (a) The Board of Directors of the Company has unanimously determined that the transactions contemplated by this Agreement are in the best interests of the Company and its shareholders and has resolved to recommend to such shareholders that they vote in favor thereof.

     (b) The provisions of Section 48-35-205 of the TBCA will not apply to this Agreement or any of the transactions contemplated hereby or thereby. No other "fair price," "moratorium," "control share acquisition" or other form of antitakeover statute or regulation (each a "TAKEOVER STATUTE") as in effect on the date hereof or any anti-takeover provision in the Company's Charter or Bylaws is applicable to the Company, the shares of Company Common Stock, the Merger or the other transactions contemplated by this Agreement.

     (c) The Company has been advised by each of its directors and executive officers that each such person intends to vote their respective shares of Company Common Stock in favor of the approval and adoption of this Agreement and the Merger.

     (d) The holders of shares of Company Common Stock do not have any dissenters or appraisal rights with respect to this Agreement or the Merger pursuant to Section 48-23-102 of the TBCA.

     SECTION 2.27. Year 2000 Compliant. The Company and each of its Subsidiaries has taken preliminary steps to identify and analyze both internally developed and acquired software which is material to its operations and utilizes date embedded codes that may experience operations problems when the Year 2000 is reached and, where problems have arisen, has made, or have coordinated with customers, suppliers, financial institutions and others with which it has business relationships that are material to the Company's business to make, all necessary modifications to the identified software to make such software Year 2000 compliant. Except as disclosed in the Company SEC Reports, the Company and its Subsidiaries have not incurred, and do not expect to incur, significant operating expenses to be Year 2000 compliant, and business operations have not been disrupted and, to the Company's knowledge, its customers have not experienced any material interruption of service as a result of making such software Year 2000 compliant. "YEAR 2000 COMPLIANT" means, with respect to the Company's and each Subsidiaries' information technology, the information technology is designed to be used prior to, during and after the calendar Year 2000 A.D., and the information technology used during each such time period will accurately receive, provide and process date/time data (including, without limitation, calculating, comparing and sequencing) from, into and between the 20th and 21st centuries, including the years 1999 and 2000, and leap-year calculations and will not materially malfunction, cease to function, or provide invalid or incorrect results as a result of date/time data, to the extent that other information technology, used in combination with the information technology being acquired, properly exchanges date/time data with it. "INFORMATION TECHNOLOGY," means computer software, computer firmware, computer hardware (whether general or specific

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

purpose), and other similar or related items of automated, computerized, or software system(s) that are used or relied on by the Company or the Subsidiary in the conduct of its business.

     SECTION 2.28. Affiliates. Except for the persons listed on the COMPANY SCHEDULE there are no persons who, to the knowledge of the Company, may be deemed to be affiliates of the Company under Rule 145 under the Securities Act. Concurrently with the execution and delivery of this Agreement, the Company has delivered to Parent an executed letter agreement, substantially in the form of Exhibit A hereto, from each of such persons.

     SECTION 2.29. Opinion of Financial Advisors. The Company has received the opinions of Goldman Sachs and Robinson Humphrey (the "COMPANY FINANCIAL ADVISORS"), each as of the date hereof, to the effect that, as of such date, the Merger Consideration is fair from a financial point of view to the holders of Company Common Stock and a copy of each such opinion has been made available to Parent.

     SECTION 2.30. Brokers and Finders. The COMPANY SCHEDULE lists all those financial advisors, including the Company Financial Advisors, employed or retained by the Company and the amounts that are due such persons in connection with this Agreement and the transactions contemplated hereby. Neither the Company nor any Subsidiary nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder's fees in connection with the transactions contemplated herein, except that the Company has employed those financial advisors listed on the COMPANY SCHEDULE pursuant to the terms of engagement letters, a true and complete copy of each of which has previously been furnished to Parent.

                                  ARTICLE III

            REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

     Parent and Merger Sub each represents and warrants to the Company as follows, except as set forth on a Disclosure Schedule delivered by Parent concurrently with the execution and delivery of this Agreement (the "PARENT SCHEDULE"), each of which exceptions shall specifically identify the relevant subsection hereof to which it relates and shall be deemed to be representations and warranties made hereunder:

     SECTION 3.1. Organization and Powers. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and the Merger Sub has all requisite corporate power and authority to carry on its business as it has been and is now being conducted and to own, lease and operate the properties and assets used in connection therewith.

     SECTION 3.2. Authority; Binding Effect. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. All necessary action, corporate or otherwise, required to have been taken by or on behalf of each of Parent and Merger Sub by applicable law, each of their respective charter document(s) or otherwise to authorize (i) the approval, execution and delivery on their behalf of this Agreement and (ii) their performance of their obligations under this Agreement and the consummation of the transactions contemplated hereby has been taken. This Agreement constitutes a valid and binding agreement of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except (A) as the same may be limited by applicable bankruptcy, insolvency, moratorium or similar laws of general application relating to or affecting creditors' rights, including without limitation, the effect of statutory or other laws regarding fraudulent conveyances and preferential transfers, and (B) for the limitations imposed by general principles of equity and commercial reasonableness.

     SECTION 3.3. No Conflict; Approvals. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, (i) violate or conflict with the Parent's or Merger Sub's charter or bylaws, or (ii) constitute a breach or default (or an event that with notice or lapse of time or both would become a breach or default) or give rise to any lien, third party right of termination, cancellation, material modification or acceleration, or loss of any benefit, under any contract to which the Parent or any subsidiary is a party or by which it is bound, or (iii) subject to the consents, approvals, orders, authorizations, filings, declarations and registrations specified in Section 3.4 or in the PARENT SCHEDULE in response thereto, conflict with or result in a violation of any permit, concession, franchise or license or any law, rule or regulation applicable to the Parent or any of its subsidiaries or any of their properties or assets, except, in the case of clauses (ii) and (iii), for any such breaches, defaults, liens, third party rights, cancellations, modifications, accelerations or losses of benefits, conflicts or violations which would not have a Parent Material Adverse Effect and do not impair the ability of the Parent to perform its obligations under this Agreement or prevent or delay the consummation of any of the transactions contemplated hereby. As used in this Agreement, "PARENT MATERIAL ADVERSE EFFECT" shall mean any fact, condition, event, development or occurrence which, individually or when taken together with all other such facts, conditions, events, developments or occurrences, other than changes in the general economic conditions and other conditions affecting financial institutions or the credit market generally, would reasonably be expected to have a material adverse effect on the financial condition, operating results, business or prospects of Parent and its subsidiaries (hereinafter defined), taken as a whole.

     SECTION 3.4. Governmental Consents and Approvals. Except as set forth on the PARENT SCHEDULE, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will require any consent, approval, order, authorization, or permit of, or filing with or notification to, any Governmental Entity, except (a) the filing of the Registration Statement with the SEC in accordance with the Securities Act and the entry of an order by the SEC permitting such Registration Statement to become effective, and compliance with applicable state securities laws, (b) the filing of a registration statement with the SEC in an appropriate form with respect to the shares of Parent Common Stock subject to options to acquire Parent Common Stock issued pursuant to Section 1.5 hereof, (c) notification pursuant to, and expiration or termination of the waiting period under the HSR Act, (d) the filing and recording of the Certificate of Merger in accordance with the DGCL, and (e) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent it from performing its obligations under this Agreement without having a Parent Material Adverse Effect.

     SECTION 3.5.  Capital Stock.

     (a) Parent has authorized capital stock consisting of 100,000,000 shares of Parent Common Stock. As of December 31, 1998: (i) 55,840,059 shares of Parent Common Stock were issued and outstanding and (ii) 2,714,616 shares of Parent Common Stock were held as treasury shares. All of the issued and outstanding shares of Parent have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and were issued in compliance with all applicable Federal and state securities laws. No shares of capital stock issued by Parent are or were at the time of their issuance subject to preemptive rights. The shares of Parent Common Stock to be delivered to the Stockholders at the Effective Time, when delivered in accordance with the terms of this Agreement, will be valid and legally issued shares of Parent capital stock, fully paid and nonassessable and, subject to registration under the Securities Act and approval for listing by The New York Stock Exchange (the "NYSE"), all of such shares will be approved for quotation on the principal stock exchange on which Parent Common Stock is traded.

     (b) The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, of which 1,000 shares are outstanding. All of the issued and outstanding shares of Merger Sub are owned beneficially, and of record by Parent.

     SECTION 3.6. Registration Statement; Proxy Statement/Prospectus. The information supplied by the Parent for inclusion in the Registration Statement shall not contain, at the time the Registration Statement is declared effective by the SEC, any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary in order to make the statements in the Registration Statement not misleading. The information supplied by the Parent for inclusion in the Proxy Statement shall not, at the time the Proxy Statement is first mailed to shareholders, at the time of the Stockholders Meeting, or at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it was made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Proxy Statement not false or misleading or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Stockholders Meeting which has become false or misleading; provided, however, that no representation or warranty is made by the Parent with respect to information related to, or supplied by, the Company, its affiliates or advisors. If at any time prior to the Effective Time any event relating to the Parent or any of its affiliates should be discovered by the Parent which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, the Parent shall promptly inform the Company.

     SECTION 3.7. SEC Reports. Parent has filed all required forms, reports and documents with the SEC since January 1, 1995 (collectively, the "PARENT'S SEC REPORTS"), including without limitation Parent's Annual Report on Form 10-K for the year ended December 31, 1997 and the Parent's Quarterly Report on Form 10-Q for the quarter ending September 30, 1998. The Parent's SEC Reports have complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act. As of their respective dates, none of Parent's SEC Reports, including, without limitation, any financial statements or schedules included or incorporated by reference therein, contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     SECTION 3.8. Financial Statements. The Parent has delivered to the Company true and complete copies of (a) consolidated balance sheets of the Parent and its subsidiaries at December 31, 1997 and 1996 and the related consolidated statements of earnings, changes in stockholders' equity and statements of cash flow for the years then ended, together with the notes thereto, audited by Deloitte & Touche LLP (the "PARENT'S AUDITORS") and (b) unaudited consolidated balance sheets of Parent and its subsidiaries at September 30, 1998 and 1997 and related consolidated statements of income, changes in shareholders' equity and statements of cash flows for the periods ended September 30, 1998 and 1997, all of which have been prepared in accordance with GAAP consistently applied throughout the periods involved, subject in the case of interim financial statements to normal year-end adjustments and to the absence of full footnotes. Such balance sheets, including the related notes, fairly present the consolidated financial position, assets and liabilities (whether accrued, absolute, contingent or otherwise) of the Parent and its subsidiaries at the dates indicated and such consolidated statements of income, changes in stockholders' equity and statements of cash flow fairly present the consolidated results of operations, changes in stockholders' equity and cash flow of the Parent and its subsidiaries for the periods indicated. The unaudited consolidated financial statements as at and for the periods ended September 30, 1998 and 1997 contain all adjustments, which are solely of a normal recurring nature, necessary to present fairly the financial position at September 30, 1998 and 1997 and the results of operations and change in shareholders' equity and financial position for the periods then ended. The audited consolidated balance sheet of Parent and its subsidiaries at December 31, 1997 described above is referred to herein as the "PARENT 1997 BALANCE SHEET."

     SECTION 3.9. Absence of Certain Changes. Except as otherwise disclosed on the PARENT SCHEDULE, since September 30, 1998, the Parent and its subsidiaries have not been subject to any other events or conditions of any character that would have a Parent Material Adverse Effect or impair the ability of Parent to perform its obligations under this Agreement or prevent or delay the consummation of any of the transactions contemplated hereby.

     SECTION 3.10. Absence of Litigation; Claims; Absence of Undisclosed Liabilities. There are no claims, actions, suits, proceedings or investigations pending or, to the knowledge of Parent, threatened against Parent or any of its subsidiaries, or any properties or rights of Parent or any of its subsidiaries, before any Governmental Entity or arbitrator, which, if decided adversely to Parent or such subsidiary, would have a Parent Material Adverse Effect or impair the ability of Parent to perform its obligations under this Agreement or prevent or delay the consummation of any of the transactions contemplated hereby, nor is there any judgement, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Parent or any of its subsidiaries having or which, insofar as reasonably can be foreseen, in the future would have such effect. Neither Parent nor its Subsidiaries have any material indebtedness, liability or obligation of any kind (whether known or unknown, accrued, absolute, asserted or unasserted, contingent or otherwise) except (a) as and to the extent reflected, reserved against or otherwise disclosed in the Parent 1997 Balance Sheet, or (b) for liabilities and obligations incurred subsequent to December 31, 1997 in the ordinary course of business and which do not have a Parent Material Adverse Effect or impair the ability of the Parent to perform its obligations under this Agreement or prevent or delay the consummation of any of the transactions contemplated hereby.

     SECTION 3.11. Compliance with Law. Parent and each of its Subsidiaries is in compliance with all applicable Laws, except where such violations would not have a Parent Material Adverse Effect.

     SECTION 3.12. Brokers and Finders. Neither the Parent nor any of its respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder's fees in connection with the transactions contemplated herein, except that the Parent has employed Credit Suisse First Boston as its financial advisor.

     SECTION 3.13. Adequacy of Disclosure. The Parent has made available to Company copies of all documents listed or referred to in the PARENT SCHEDULE hereto or referred to herein. Such copies are, and all documents and materials delivered or made available in connection with Company's investigation of the Parent in connection with the transactions contemplated hereby are, true and complete and include all amendments, supplements and modifications thereto or waivers currently in effect thereunder. No representation or warranty by the Parent in this Agreement nor any certificate, schedule, written statement, document or instrument furnished or to be furnished to Company pursuant hereto, or in connection with the negotiation, execution or performance of this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact required to be stated herein or therein or necessary to make any statement herein or therein not misleading.

                                   ARTICLE IV

                                OTHER AGREEMENTS

     SECTION 4.1. Conduct of the Company's Business. The Company covenants and agrees that, between the date of this Agreement and the Effective Time, unless Parent shall otherwise consent in writing, and except as otherwise expressly contemplated hereby or on the COMPANY

SCHEDULE, the business of the Company and the Subsidiaries shall be conducted only in, and such entities shall not take any action except in, the Ordinary Course; the Company and its Subsidiaries will use their commercially reasonable efforts to preserve substantially intact the business organization of the Company and its Subsidiaries, to keep available the services of those of its present officers, employees and consultants and to preserve the present relationships of the Company and its Subsidiaries with customers, suppliers and other persons with which the Company and the Subsidiaries have significant business relations; and the Company and its Subsidiaries will advise each of its respective officers of their fiduciary duty to the Company prior to the Effective Time to operate the business in due course, maintain the confidentiality of information arising from or generated by the business of the Company and to avoid taking any action which would have a Company Material Adverse Effect. By way of amplification and not limitation, except as otherwise expressly contemplated by this Agreement or the COMPANY SCHEDULE, the Company agrees on behalf of itself and its Subsidiaries that, without the prior written consent of Parent, they will, between the date of this Agreement and the Effective Time:

          (a) not directly or indirectly do any of the following: (i) amend or propose to amend its Charter or Bylaws; (ii) split, combine or reclassify any outstanding shares of its capital stock, or declare, set aside or pay any dividend payable in cash, stock, property or otherwise with respect to such shares; (iii) redeem, purchase, acquire or offer to acquire any shares of its capital stock; (iv) issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any additional shares of, or securities convertible or exchangeable for, or any options, warrants or rights of any kind to acquire any shares of, its capital stock of any class or other property or assets whether pursuant to any rights agreement, stock option plans described in the COMPANY SCHEDULE or otherwise, PROVIDED, HOWEVER, that (a) the Company may issue options in the Ordinary Course, which options shall have an exercise price per share of not less than (i) the Starting Price (hereinafter defined) divided by (ii) the Exchange Ratio, the product being rounded, if necessary, up or down, to the nearest cent, and shall be granted in accordance with the amounts and limitations set forth in the COMPANY SCHEDULE and (b) the Company may issue shares of Company Common Stock pursuant to currently outstanding options referred to in the COMPANY SCHEDULE in response to Section 2.3 above; (v) accelerate, amend or change the period of exerciseability of options or restricted stock granted under any of the Company Stock Plans or authorize cash payments in exchange for any options granted under any of such plans except as required by the terms of such plans or any related agreements in effect as of the date of this Agreement, or (vi) enter into any contract, agreement, commitment or arrangement with respect to any of the matters set forth in this paragraph (a);

          (b) not, directly or indirectly (i) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership, limited liability company or other business organization or division thereof or enter into or acquire any interest in any Joint Venture; (ii) issue, sell, pledge, dispose of or encumber any assets (including without limitation licenses, Authorizations or rights) of the Company or the Subsidiaries or enter into any securitization transactions, excluding transactions between the Company and its Subsidiaries and any transactions required under the Company's current credit facilities; (iii) incur any indebtedness for borrowed money or issue any debt securities; provided, however, the Company may incur indebtedness under the Company's current credit facilities up to an amount of such facilities on the date of this Agreement and any transactions made pursuant to the Company's current credit facilities, (iv) make any commitments or agreements for capital expenditures or capital additions or betterments exceeding in the aggregate $100,000, except such as may be involved in ordinary repair, maintenance or replacement of its assets; (v) enter into or modify any material contract, lease or agreement except in the Ordinary Course; (vi) terminate, modify, assign, waive, release or relinquish any material contract rights, including those arising under any Financing Documents except in the Ordinary Course or under any insurance policies, or amend any material rights or claims not in the Ordinary Course or except as expressly provided herein; (vii) settle or consent to the settlement of any litigation if such settlement, together with any related litigation or claims, would cost the Company or any Subsidiary, directly or indirectly (including pursuant to any indemnification obligations) more than $10,000,000, provided, however, that the Company may settle any litigation arising out of its relationships with the Portfolio Companies in the Ordinary Course; (viii) other than in prior consultation with the Parent, restructure or materially change the Company's or any Subsidiary's investment security portfolio through purchases, sales or otherwise, or the manner in which such portfolio is classified or reported, except in the Ordinary Course; (ix) purchase any securities or create any loans in the Tandem Capital division, (x) purchase any securities or create any loans for an amount exceeding $65,000,000 per quarter in the aggregate or $5,000,000 for any single borrower, or (xi) enter into any contract, agreement, commitment or arrangement with respect to any of the matters set forth in this paragraph (b);

          (c) not, directly or indirectly (i) initiate any litigation or arbitration proceeding, except in the Ordinary Course, (ii) revalue any of its assets, including writing down the value of inventory or writing off notes or accounts receivable, other than in the Ordinary Course, or as required by GAAP or any applicable laws, (iii) make any material change to their respective accounting methods, principles or practices, or (iv) settle or compromise any Tax liability, or prepare or file any Tax Return inconsistent with past practice or, on any such Tax Return, take any position, make any election, or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods;

          (d) not, directly or indirectly, (i) grant any increase in the salary or other compensation of its employees except in the Ordinary Course or grant any bonus to any employee or enter into any employment agreement or make any loan to or enter into any material transaction of any other nature with any officer or employee of the Company, except as disclosed on the COMPANY SCHEDULE or on the letter to Parent dated January 4, 1999; (ii) take any action to institute any new severance or termination pay practices with respect to any directors, officers or employees of the Company or to increase the benefits payable under its severance or termination pay practices; (iii) adopt or amend, in any respect, except as may be required by applicable law or regulation, any bonus, profit sharing, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund, plan or arrangement for the benefit or welfare of any directors, officers or employees;

          (e) use reasonable best efforts to cause the persons listed on the COMPANY SCHEDULE to enter into employment/consulting agreements prior to Closing in the form substantially set forth in Exhibit B hereto, containing the terms set forth opposite such person's name on the COMPANY SCHEDULE;

          (f) not, directly or indirectly, take or omit to take any action that is reasonably likely to result in a breach of any contract, commitment or obligation if the result would, individually or in the aggregate, have a Company Material Adverse Effect;

          (g) not, directly or indirectly, take any action which would cause its representations and warranties contained herein if made on and as of the date of such action or agreement, untrue or incorrect in any material respect;

          (h) not, directly or indirectly, take (and will use reasonable efforts to prevent any affiliate of the Company from taking) or agree in writing or otherwise to take any action which could reasonably be expected to adversely affect or delay the ability of any of the parties to obtain any approval of any governmental or regulatory body required to consummate the transactions contemplated hereby;

          (i) not, directly or indirectly, take (and will use reasonable efforts to prevent any affiliate of the Company from taking) or agree in writing or otherwise to take, (i) any of the actions described in this Section 4.l, or
     (ii) any action which could prevent it from performing, or cause it not to perform, its obligations under this Agreement, or (iii) any action that would cause the Merger not to be treated as a reorganization within the meaning of Section 368(a) of the Code;

          (j) the Company shall make sufficient distributions in order to: (i) qualify as a RIC for the year ended December 31, 1998; and (ii) avoid imposition of federal excise tax for the years ended October 31, 1998 (with respect to capital gain net income) and December 31, 1998 (with respect to ordinary income);

          (k) from January 1, 1999 until the Closing, except to the extent necessary to maintain its status as an RIC for the year ended December 31, 1998 and avoid federal excise tax for any period ending on or before December 31, 1998, the Company shall operate and conduct its affairs as if it were a C corporation and not an RIC for federal income tax purposes; and

          (l) use reasonable best efforts to cause the Company's accountants to perform such activities in connection with the quarterly preparation and review of the Company's interim financial statements as they have historically performed.

     SECTION 4.2. Parent's Undertakings. Parent will not, directly or indirectly, take (and will use reasonable efforts to prevent any affiliate of the Company from taking) any action that would cause the Merger not to be treated as a reorganization within the meaning of Section 368(a) of the Code or any action which would cause any of the Parent's representations and warranties in this Agreement to be untrue or incorrect in any material respect, or prevent it from performing or cause it not to perform, its obligation under this Agreement. Parent shall as promptly as practicable following the date hereof apply for approval for listing of Parent Common Stock to be issued pursuant to the Merger on the NYSE upon official notice of issuance. Parent shall establish a Retention Plan substantially in accordance with the terms and provisions set forth in the PARENT SCHEDULE.

     SECTION 4.3. Access to Information. Between the date of this Agreement and the Closing Date, the Company will (a) give Parent and its authorized representatives access, during regular business hours upon reasonable notice, to all offices and other facilities and to all of its books and records, (b) permit Parent to make such reasonable inspections as it may require, and (c) cause its officers and those of its Subsidiaries to furnish Parent with such financial and operating data and other information with respect to the business and properties of the Company, as Parent may from time to time reasonably request and as the Company may have on hand or be able to produce without undue hardship, including, without limitation, such of the foregoing as parent deems necessary for it to complete, prior to Closing, a due diligence review and valuation of all of the Company's Financing Transactions. Between the date of this Agreement and the Closing Date, Parent will cause its officers and those of its Subsidiaries to furnish the Company with all financial and operating data and other information with respect to the business and properties of Parent, as Company may from time to time reasonably request and as Parent may have on hand or be able to produce without undue hardship, provided, that the requested information is of a type customarily provided to the Company's underwriters in connection with a public offering of securities. All such access and information obtained by Parent or Company and their respective authorized representatives shall be subject to the terms and conditions of the letter agreement between the Company and Parent dated May 20, 1998 (the "CONFIDENTIALITY AGREEMENT").

     SECTION 4.4.  Stockholder Vote; Proxy Statement.

     (a) As promptly as practicable after the date hereof, the Company shall take all action necessary in accordance with Rules 14a-1 ET. SEQ. of the Exchange Act, the 1940 Act, the rules of the NYSE, the DGCL, the TBCA, and its Charter and Bylaws to call, give notice of, convene and hold the Shareholders Meeting as promptly as practicable (unless such date shall be delayed due to circumstances reasonably beyond the control of the parties) to consider and vote upon the approval and adoption of this Agreement and the transactions contemplated hereby, including the revocation of the Company's status as a business development company under the 1940 Act, and for such other purposes as may be necessary or desirable. Subject to Section 4.4(b), the Board of Directors of the Company shall use its commercially reasonable efforts to solicit and secure from its shareholders such approval and adoption of this Agreement and the transactions contemplated hereby, which efforts may include, without limitation, soliciting shareholder proxies therefor and to advise the other party upon its request, from time to time, as to the status of the shareholder vote then tabulated.

     (b) As promptly as practicable after the date hereof, the Company and Parent shall jointly prepare and file with the SEC preliminary proxy materials of the Company under the Exchange Act with respect to the Merger, and a preliminary prospectus of Parent with respect to Parent Common Stock to be issued in the Merger and will thereafter use their respective best efforts to respond to any comments of the SEC with respect thereto and to cause the Registration Statement to become effective, and the Proxy Statement and proxy to be mailed to the Company's shareholders, as promptly as practicable. The Proxy Statement shall include the unqualified recommendation of the Company's Board of Directors that the Company's shareholders vote in favor of the approval and adoption of this Agreement and the transactions contemplated hereby, provided that the Board of Directors of the Company may fail to make such recommendation or may withdraw, modify or amend such recommendation in a manner adverse to the Parent, if (but only if) the Board of Directors, after consultation with and based upon the advice of independent legal counsel, determines that the making of such recommendation or the failure to so withdraw, modify or amend such recommendation would constitute a breach of the fiduciary duties of such director to the shareholders of the Company.

     (c) As soon as practicable after the date hereof, the Company and Parent shall prepare and file any other filings required to be filed by each under the Exchange Act or any other federal or state securities laws relating to the Merger and the transactions contemplated hereby (collectively "OTHER FILINGS") and will use their best efforts to respond to any comments of the SEC or any other appropriate government official with respect thereto.

     (d) The Company and Parent shall cooperate with each other and provide to each other all information necessary in order to prepare the Registration Statement, the Proxy Statement and the Other Filings (collectively, the "SEC TRANSACTION FILINGS") and shall provide promptly to the other party any information that such party obtains that could necessitate amending any such document.

     (e) The Company and Parent will notify the other party promptly of the receipt of any comments from the SEC or its staff or any other appropriate government official and of any requests by the SEC or its staff or any other appropriate government official for amendments or supplements to any of the SEC Transaction Filings or for additional information and will supply the other party with copies of all correspondence between the Company or any of its representatives or Parent and any of its representatives, as the case may be, on the one hand, and the SEC or its staff or any other appropriate government official, on the other hand, with respect thereto. If at any time prior to the Effective Time, any event shall occur that should be set forth in an amendment of, or a supplement to, any of the SEC Transaction Filings, the Company and Parent agree promptly to prepare and file such amendment or supplement and to distribute such amendment or supplement as required by applicable law, including, in the case of an amendment or supplement to the Proxy Statement, mailing such supplement or amendment to the Company's shareholders. Parent shall not be required to maintain the effectiveness of the Registration Statement for the purpose of resale by shareholders of the Company who may be affiliates of the Company or Parent pursuant to Rule 145 under the Securities Act.

     (f) The information provided and to be provided by the Company and Parent for use in SEC Transaction Filings shall at all times prior to the Effective Time be true and correct in all material respects and shall not omit to state any material fact required to be stated therein or necessary in order to make such information not false or misleading, and the Company and Parent each agree to promptly correct any such information provided by it for use in the SEC Transaction Filings that shall have become false or misleading. The SEC Transaction Filings, when filed with the SEC or any appropriate government official, shall comply as to form in all material respects with all applicable requirements of law.

     (g) The Company and the Parent shall cooperate with each other, provide to each other all information necessary for the preparation of any presentations to any rating agency and participate, to the extent requested in any reviews or discussions with any rating agency.

     SECTION 4.5. Commercially Reasonable Efforts. Except as otherwise provided herein, each of the parties hereto agrees to use its commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, statutes, ordinances, codes, rules and regulations to consummate and make effective the transactions contemplated by this Agreement in the most expeditious manner practicable, including but not limited to the satisfaction of all conditions to the Merger, and to consummate the Merger as promptly as practicable, but in no event later than July 15, 1999.

     SECTION 4.6. Public Announcements. The Company and Parent shall consult with each other before issuing any press release or otherwise making any public statements with any news media with respect to this Agreement or any of the transactions contemplated hereby and shall not issue any such press release or make any such public statement without the prior consent of the other party, which consent shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party, issue such press release or make such public statement as may be required by law or the applicable rules of any stock exchange, including the NYSE, if it has used its commercially reasonable efforts to consult with the other party and to obtain such party's consent but has been unable to do so in a timely manner; PROVIDED, FURTHER, that nothing contained herein shall prevent any party from promptly making all filings with Governmental Entities and all disclosure as may, in its good faith judgment, be required or advisable in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby (in which case the disclosing party shall advise the other parties and provide them with a copy of the proposed disclosure or filing prior to making the disclosure or filing). In this regard, the parties shall make a joint public announcement of the Merger and the transactions contemplated thereby immediately upon the signing of this Agreement.

     SECTION 4.7. Notification. Each party hereto shall, in the event of, or promptly after obtaining knowledge of the occurrence or threatened occurrence of, any fact or circumstance that would cause or constitute a breach of any of its representations and warranties set forth herein, give notice thereof to the other parties and shall use its best efforts to prevent or promptly to remedy such breach, provided, however, that none of such notices shall be deemed to modify, amend or supplement the representations and warranties of the such party or the disclosure schedules of such party for the purposes of Article V hereof, unless the other party shall have consented thereto in writing.

     SECTION 4.8. Subsequent Financial Statements. (a) Prior to the Effective Time, the Company will consult with Parent prior to (i) making publicly available its financial results for any period and (ii) the filing of, and will timely file with the SEC, each Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Report on Form 8-K required to be filed by the Company under the Exchange Act and the rules and regulations promulgated thereunder and will promptly deliver to the Parent copies of each such report filed with the SEC. All such reports will

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

comply in all material respects with all the applicable requirements of the Securities Act and the Exchange Act. All contracts which are required to be filed as exhibits to, or incorporated by reference in, the Company's 1998 Form 10-K will be filed or incorporated by reference. As of their respective dates, none of such reports shall contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The respective audited financial statements and unaudited interim financial statements of the Company, included in such reports will fairly present the financial position of the Company and its subsidiary as of the dates thereof and the results of its operations and cash flows for the periods then ended in accordance with generally accepted accounting principles applied on a consistent basis and, subject, in the case of unaudited interim financial statements, to normal year-end adjustments and any other adjustments described therein.

     (b) The Parent will timely file with the SEC, each Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Report on Form 8-K required to be filed by the Parent under the Exchange Act and the rules and regulations promulgated thereunder and will promptly deliver to the Company copies of each such report filed with the SEC. All such reports will comply in all material respects with all the applicable requirements of the Securities Act and the Exchange Act. As of their respective dates, none of such reports shall contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The respective audited financial statements and unaudited interim financial statements of the Parent, included in such reports will fairly present the financial position of the Parent as of the dates thereof and the results of its operations and cash flows for the periods then ended in accordance with generally accepted accounting principles applied on a consistent basis and, subject, in the case of unaudited interim financial statements, to normal year-end adjustments and any other adjustments described therein.

     SECTION 4.9. Control of Operations. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company's operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

     SECTION 4.10. Regulatory and Other Authorizations. (a) Each party hereto agrees to use commercially reasonable efforts to comply with all legal requirements which may be imposed on such party with respect to the Merger and to obtain all Authorizations, consents, orders and approvals of Governmental Entities and non-governmental third parties that may be or become necessary for
(i) its respective execution and delivery of, and the performance of its respective obligations pursuant to, this Agreement and (ii) the ownership of the Surviving Corporation by Parent, and each party will cooperate fully with the other parties in promptly seeking to obtain all such authorizations, consents, orders and approvals. Without limitation, the Company and Parent shall each make an appropriate filing of a Notification and Report Form pursuant to the HSR Act no later than 20 days after the date hereof and shall promptly respond to any request for additional information with respect thereto. Each such filing shall request early termination of the waiting period imposed by the HSR Act.

     (b) Notwithstanding anything else to the contrary contained in this Agreement, Parent shall have no obligation to oppose, challenge or appeal any suit action or proceeding by any Governmental Entity before any court or governmental authority, agency or tribunal, domestic or foreign or any order or ruling by any such body (i) seeking to restrain or prohibit or restraining or prohibiting the consummation of the Merger or any of the other transactions contemplated by this Agreement, (ii) seeking to prohibit or limit or prohibiting or limiting the ownership, operation or control by the Company, Parent or any of their respective Subsidiaries of any portion of the business or assets of the Company, Parent or any of their respective Subsidiaries or seeking to
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

compel or compelling the Company, Parent or any of their respective Subsidiaries to dispose of, grant rights in respect of, or hold separate any portion of the business or assets of the Company, Parent or any of their respective subsidiaries. Neither the Company nor any of its Subsidiaries shall take or agree to take any of the actions described in the immediately preceding sentence without the prior written consent of Parent.

     SECTION 4.11. Tax-Free Reorganization. Each of Parent and the Company will use its best efforts to cause the Merger to qualify as a "reorganization" within the meaning of Section 368(a) of the Code, and to enable its respective counsel to render the opinions contemplated by Sections 5.2(c) and 5.3(h). Each party shall make and shall use its best efforts to cause those of its respective officers and shareholders that counsel to the parties shall reasonably request to make, such representations and certifications as counsel to the parties shall reasonably request to enable them to render such opinion, including, without limitation, the representations of Parent contained in a certificate of Parent (the "PARENT TAX CERTIFICATE") in a form satisfactory to Morgan, Lewis & Bockius LLP and representations of the Company contained in a certificate of the Company (the "COMPANY TAX CERTIFICATE") in a form satisfactory to Morgan, Lewis & Bockius LLP.

     SECTION 4.12. Takeover Statute. If any Takeover Statute shall become applicable to the transactions contemplated hereby each of the Company and Parent and the members of their respective Boards of Directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

     SECTION 4.13. Indemnification of Directors and Officers. For a period of four years after the Effective Time (or, if any claim or claims are asserted or made within such four year period, until the final disposition of such claim, if longer), Parent shall, or shall cause the Company, as the Surviving Corporation, to (a) maintain in effect the current or similar provisions regarding indemnification of officers and directors contained in the Charter and Bylaws of the Company, and (b) indemnify the directors and officers of the Company to the maximum extent to which the Company is permitted to indemnify such officers and directors under its charter and bylaws and applicable law. Parent hereby agrees, as of the Effective Time, to guarantee the Company's indemnification obligations set forth in the preceding sentence. For the period of time of such indemnification obligations, Parent shall cause the Company to maintain in effect the director and officer insurance policies in effect on the date hereof, or in the event that Parent shall consent to increase the amount of coverage thereunder, such policies with such increased coverage in effect as of Effective Time; provided, however, that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are not less advantageous than such policy and provided, further, that Parent shall not be obligated to provide such coverage to the extent that the cost of such coverage exceeds 150% of the cost of the current annual premium of such coverage immediately prior to the Effective Time (which the Company represents is no more than $119,000).

     SECTION 4.14. No Solicitation. (a) Without the prior written consent of Parent, from and after the date hereof, the Company will not, and will not authorize or permit any of the Subsidiaries or their officers, directors, employees, financial advisors, agents and other representatives ("REPRESENTATIVES") to, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing non-public information) or take any other action to facilitate knowingly any inquiries or the making of any proposal which constitutes or may reasonably be expected to lead to an Acquisition Proposal (as defined herein) from any person or (ii) engage in any discussion or negotiations relating to any Acquisition Proposal; PROVIDED, HOWEVER, that notwithstanding any other provision hereof, the Company may, (A) at any time prior to the time the Company's shareholders shall have voted to approve this Agreement engage in discussions or negotiations with a third party (and may furnish such third party information
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

concerning the Company and its business, properties and assets to such party) who (without any solicitation, initiation, encouragement, discussion or negotiation, directly or indirectly, by or with the Company or the Representatives after the date hereof) makes an unsolicited bona fide written Acquisition Proposal if, and only to the extent that, (1) the third party has first made an Acquisition Proposal that is financially superior, with respect to the holders of the Company Common Stock generally, to the transactions contemplated by this Agreement and has demonstrated that the funds necessary for the Acquisition Proposal are reasonably likely to be available (as determined in good faith in each case by the Company's Board of Directors after consultation with its financial advisors) (such an Acquisition Proposal, a "SUPERIOR PROPOSAL"), and the Company's Board of Directors shall conclude in good faith, after considering applicable provisions of state law on the basis of advice of outside counsel, that such action is necessary for the Board of Directors to avoid breaching its fiduciary duties to the shareholders of the Company under applicable law, and (2) prior to furnishing such information to or entering into discussions or negotiations with such person or entity, the Company receives from such person or entity an executed confidentiality agreement in substantially the same form as the Confidentiality Agreement, and (3) the Company shall have fully complied with this Section 4.14; and/or (B) comply with Rule 14e-2 promulgated under the Exchange Act with regard to a tender or exchange offer. As used herein, "ACQUISITION PROPOSAL" shall mean a proposal or offer for a tender or exchange offer, merger, consolidation or other business combination involving the Company or any Subsidiary of the Company or any proposal to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, the Company or any Subsidiary thereof.

     (b) The Company shall immediately cease and terminate any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any parties conducted heretofore by the Company or its Representatives with respect to the foregoing. The Company shall notify Parent orally and in writing of any such inquiries, offers or proposals (including, without limitation, the terms and conditions of any such proposal and the identity of the person making
it), within 24 hours of the receipt thereof, shall keep Parent informed of the status and details of any such inquiry, offer or proposal, and shall give Parent at least three business days prior written notice of (i) any meeting of the Board of Directors of the Company to take any action with respect to an Acquisition Proposal or to withdrawing or modifying, in a manner adverse to Parent, its recommendation to the Company's shareholders in favor of approval of the Merger, and (ii) any confidentiality or similar agreement to be entered into with any person making such inquiry, offer or proposal.

     (c) During the period from the date of this Agreement through the Effective Time, the Company shall not terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party. During such period, the Company shall enforce, to the fullest extent permitted under applicable law, the provisions of any such agreement, including, but not limited to, by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States of America or of any state having jurisdiction.

     SECTION 4.15.  Certain Modifications; Financial and Accounting
Adjustments. Prior to the Effective Time, the Company and Parent shall consult with respect to business practices and policies and shall make such modifications or changes to the Company's practices or policies as may be mutually agreed upon and approved by the parties. The Company shall make (a) the modifications and financial adjustments set forth in the COMPANY SCHEDULE, being those modifications and adjustments necessary, as of December 31, 1998, to prepare the financial statements of the Company as of such date in accordance with GAAP and (b) provided that it has been advised in writing that all conditions to Parent's obligations hereunder have been satisfied or waived, those additional modifications and financial adjustments required to be made prior to Closing in order to prepare the financial statements of the Company, as of the quarter end immediately preceding the Closing Date, in accordance with GAAP, which additional modifications and financial adjustments shall be made after the Company shall have consulted with the Parent regarding same, including, without limitation, Parent's due diligence review and valuation of all the Company's Financing Transactions performed by Parent prior to Closing pursuant to Section
4.3. The Company and Parent shall also consult with respect to the character, amount and timing of other restructuring charges and financial adjustments to be taken by the Company as mutually agreed upon and approved by the parties, and shall take such charges and make such adjustments in accordance with generally accepted accounting principles. The Company's representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes to such policies or practices or any financial adjustments which may be undertaken in accordance with this Section 4.15.

     SECTION 4.16. Continuing Employees. (a) From and after the Closing Date, Parent shall, or shall cause the Surviving Corporation to, provide benefits to continuing employees of the Company and its Subsidiaries ("CONTINUING EMPLOYEES") that, in the aggregate, are no less favorable than the benefits such Continuing Employees were entitled to immediately prior to the Effective Time. Notwithstanding the foregoing, nothing in this Section 4.16 shall require (i) the continuation of any benefit plan of any variety or prevent the amendment or termination thereof (subject to the provision, in the aggregate, of the benefits as provided in the preceding sentence) or (ii) Parent or the Surviving Corporation to continue or maintain the employment of any Continuing Employee.

     (b) With respect to any benefits plans of Parent or its subsidiaries in which the Continuing Employees participate after the Closing Date, Parent shall, or shall cause the Surviving Corporation to: (i) waive any limitations to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under any welfare benefit plan, as defined in Section 3(1) of ERISA, in which such employees may be eligible to participate after the Closing Date (provided, however, that no such waiver shall apply to a pre-existing condition of any Continuing Employee who was, as of the Closing Date, excluded from participation in a Company benefit plan by nature of such pre-existing condition), (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any welfare benefit plan in which such employees may be eligible to participate after the Closing Date, and (iii) recognize all service of the Continuing Employees with the Company for all welfare benefit purposes, except (i) for those benefit plans of Parent for which the Company Employees were ineligible to participate or for which there are no comparable plans at the Company and (ii) to the extent such treatment would result in duplicative accrual on or after the Closing Date of benefits for the same period of service.

                                   ARTICLE V

                             CONDITIONS TO CLOSING

     SECTION 5.1. Conditions to the Obligations of the Company and Parent and Merger Sub. The respective obligations of the Company, on the one hand, and Parent and Merger Sub, on the other hand, to consummate the transactions contemplated hereby are subject to the requirements that:

          (a) Shareholder Approval. This Agreement shall have been approved and adopted by the requisite vote of the shareholders of the Company in accordance with the TBCA and the Charter of the Company.

          (b) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition shall have been issued and be in effect (i) restraining or prohibiting the consummation of the Merger or any of the transactions contemplated hereby or (ii) prohibiting or limiting the ownership, operation or control by the Company, Parent or any of their respective subsidiaries of any portion of the business or assets of the Company, Parent or any of their respective subsidiaries, or compelling the Company, parent or any of their respective Subsidiaries to dispose of, grant rights in respect of, or hold separate any portion of the business or assets of the Company, parent or any of their respective subsidiaries (except as contemplated by Section 4.10(b) hereof); nor shall any action have been taken by a Governmental Entity or any federal, state or foreign statute, rule, regulation, executive order, decree or injunction shall have been enacted, entered, promulgated or enforced by any Governmental Entity or arbitrator, which is in effect and has the effect of making the Merger illegal or otherwise prohibiting the consummation of the Merger.

          (c) No Litigation. There shall not be any litigation or other proceeding pending (exclusive of the litigation referred to in Section 2.18(b) hereof) or threatened against the Company or any of its Subsidiaries which, in the reasonable opinion of Parent, would restrain or invalidate the transactions contemplated by this Agreement, would impair the ability of either party to perform its obligations under this Agreement, prevent or delay the consummation of any transaction contemplated thereby or would prevent Parent from realizing, in its reasonable opinion, in all material respects the economic benefits of the transactions contemplated by this Agreement that Parent currently anticipates receiving therefrom.

          (d) HSR Act. Any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

          (e) Registration Statement. The Registration Statement shall have been declared effective under the Securities Act and no stop orders with respect thereto shall have been issued, and Parent shall have received all requisite authorizations under all applicable state securities or blue sky laws necessary to consummate the transaction.

          (f) NYSE Listing. Approval for listing by the NYSE upon official notice of issuance of Parent Common Stock to be issued in the Merger shall have been received by Parent.

     SECTION 5.2. Conditions to the Obligations of the Company. The obligations of the Company to consummate the transactions contemplated hereby are subject to the further requirements that:

          (a) Representations and Warranties. The representations of Parent set forth in the Agreement shall be true and correct (without regard to any materiality qualifier contained therein) in all material respects as of the date of this Agreement and (except to the extent such representations speak of an earlier date) as of the Closing Date as though made on and as of the Closing Date. The Company shall have received a certificate signed on behalf of Parent by the Chairman, President and Chief Executive Officer, Executive Vice President -- Corporate Development and the Chief Financial Officer or the Vice President -- Controller, Financial Accounting of the Parent to the foregoing effect.

          (b) Performance of Obligations. Each of the obligations of Parent and the Merger Sub to be performed on or before the Closing Date pursuant to the terms of this Agreement shall have been duly performed in all material respects on or before the Closing Date and at the Closing the Company shall have received a certificate signed on behalf of Parent by the Executive Vice President -- Corporate Development and the Chief Financial Officer or the Vice President -- Controller, Financial Accounting of the Parent to the foregoing effect.

          (c) Tax Opinion. Bass, Berry & Sims PLC shall have delivered to the Company its written opinion, dated as of the Closing Date, in form and substance reasonably satisfactory to the Company, substantially to the effect that (i) the Merger constitutes a reorganization under Section 368(a) of the Code, (ii) Parent, Merger Sub and the Company will each be a party to that reorganization within the meaning of Section 368(b) of the Code, (iii) Parent, Merger Sub and the Company will not recognize any gain or loss for U.S. federal income tax purposes as a result of the Merger and (iv) the shareholders of the Company will not recognize any gain or loss for U.S. Federal income tax purposes upon their exchange of the Company Common Stock solely for Parent Common Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in Parent Common Stock).

          (d) Absence of Material Adverse Effect. No Parent Material Adverse Effect shall have occurred.

     SECTION 5.3. Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the transactions contemplated hereby are subject to the further requirements that:

          (a) Representations and Warranties. The representations of Company set forth in the Agreement shall be true and correct (without regard to any materiality qualifier contained therein) in all material respects and the representations of the Company set forth in Section 2.14(c) shall be true and correct as of the date of this Agreement and (except to the extent such representations speak of an earlier date) as of the Closing Date as though made on and as of the Closing Date. Parent shall have received a certificate signed on behalf of Company by the Chief Executive Officer and the Chief Financial Officer of the Company to the foregoing effect.

          (b) Performance of Obligations. Each of the obligations of the Company to be performed on or before the Closing Date pursuant to the terms of this Agreement shall have been duly performed in all material respects on or before the Closing Date. At the Closing Parent shall have received a certificate signed on behalf of Company by the Chief Executive Officer and the Chief Financial Officer of the Company to the foregoing effect.

          (c) Absence of Material Adverse Effect. No Company Material Adverse Effect shall have occurred.

          (d) No Equity Rights in Surviving Corporation. There shall not be any securities, rights, warrants, options, or other instruments outstanding which, after consummation of the Merger, would be convertible into or exercisable for securities of the Surviving Corporation, and Parent shall be satisfied that all outstanding options and warrants of the Company will become options or warrants solely with respect to Parent Common Stock on the terms described in Section 1.5 hereof.

          (e) Regulatory Consents. All authorizations, consents, orders or approvals of, or declarations or filings with, and all expirations of waiting periods imposed by, any governmental body, agency or official (all of the foregoing, "REGULATORY CONSENTS") which are necessary for the consummation of the transactions contemplated hereby, other than immaterial Regulatory Consents the failure to obtain which would have no material adverse effect on the consummation of the transactions contemplated hereby and no Company Material Adverse Effect, are listed on the COMPANY SCHEDULE and shall have been filed, have occurred or have been obtained (all such permits, approvals, filings and consents and the lapse of all such waiting periods being referred to as the "REQUISITE REGULATORY APPROVALS") and all such Requisite Regulatory Approvals shall be in full force and effect, provided, however, that a Requisite Regulatory Approval shall not be deemed to have been obtained if in connection with the grant thereof there shall have been an imposition by any state or federal governmental body, agency or official of any condition, requirement, restriction or change of regulation, or any other action directly or indirectly related to such grant taken by such governmental body, which would reasonably be expected to either have a Company Material Adverse Effect or prevent Parent from realizing, in its reasonable opinion, in all material respects the economic benefits of the transactions contemplated by this Agreement that Parent currently anticipates receiving therefrom.

          (f) Non-Regulatory Consents. The Company shall have obtained the consent or approval of any person whose consent or approval shall be required under any agreement or instrument which the Company is bound or to which the Company's assets or business are subject or affected in order to permit the consummation of the transactions contemplated hereby, except those which the failure to obtain would not, individually or in the aggregate, have a Material Adverse Effect on the Company; provided, that the Parent shall have received the right to use, and ownership of the Harris Williams name. The Parent shall have obtained the consent or approval of any person whose consent or approval shall be required under any agreement or instrument which the Parent is bound or to which the Parent's assets or business are subject or affected in order to permit the consummation of the transactions contemplated hereby, except those which the failure to obtain would not, individually or in the aggregate, have a Parent Material Adverse Effect; provided that the Parent shall have obtained the necessary consents that this Agreement and the transactions contemplated hereby shall not be considered "change of control" events under the Employment and Noncompetition Agreements, dated May 16, 1996, between the Company and Chris Williams and the Employment and Noncompetition Agreements, dated May 16, 1996, between the Company and Hiter Harris.

          (g) Tax Opinion. Morgan, Lewis & Bockius LLP shall have delivered to Parent its written opinion, dated as of the Closing Date, in form and substance reasonably satisfactory to Parent, substantially to the effect that (i) the Merger constitutes a reorganization under Section 368 of the Code, (ii) Parent, Merger Sub and the Company will each be a party to that reorganization within the meaning of Section 368(b) of the Code, and (iii) Parent, Merger Sub and the Company will not recognize any gain or loss for U.S. federal income tax purposes as a result of the Merger.

          (h) Employment/Consulting Arrangements. Each person listed on the COMPANY SCHEDULE shall have entered into an employment agreement as contemplated by Section 4.1(e), and each person listed on the COMPANY SCHEDULE shall have entered into a severance agreement in the form of Exhibit C hereto and a confidentiality, noncompetition and nonsolicitation agreement in the form of Exhibit D hereto.

          (i) 401(k) Plan Termination. The Company and its Subsidiaries shall have taken all appropriate corporate action necessary to have terminated their retirement and profit sharing plans maintained pursuant to Section 401(k) of the Code or otherwise so that a distribution of assets under such plan may be made to all participants and beneficiaries of such plan.

                                   ARTICLE VI

                       TERMINATION, AMENDMENT AND WAIVER

     SECTION 6.1. Termination. This Agreement may be terminated (by written notice by the terminating party to the other party) and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date:

          (a) By mutual written consent of each of Parent and the Company;

          (b) By either Parent or the Company if the Merger shall not have been consummated on or before July 15, 1999 (the "TERMINATION DATE"); provided, however, that the right to terminate this Agreement under this Section 6.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing or the Effective Time to occur on or before the Termination Date;

          (c) By either Parent or the Company if a Governmental Entity or arbitrator shall have issued an order, decree or ruling or taken any other action (which order, decree or ruling the parties shall use their commercially reasonable efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable;

          (d) By Parent if the Company shall have breached, or failed to comply with, in any material respect any of its obligations under this Agreement or any representation or warranty made by the Company shall have been incorrect in any material respect when made or shall have since ceased to be true and correct in any material respect, and such breach, failure or misrepresentation is not cured within 30 days after notice thereof and such breaches, failures or misrepresentations, individually or in the aggregate, result or would reasonably be expected to result in a Company Material Adverse Effect, and by the Company if the Parent shall have breached, or failed to comply with, in any material respect any of its obligations under this Agreement or any representation or warranty made by the Parent shall have been incorrect in any material respect when made or shall have since ceased to be true and correct in any material respect, and such breach, failure or misrepresentation is not cured within 30 days after notice thereof and such breaches, failures or misrepresentations, individually or in the aggregate, result or would reasonably be expected to result in a Parent Material Adverse Effect;

          (e) By Parent (i) if there has been a breach of any of the representations, warranties, covenants or agreements set forth in Section 2.18(b), 4.1(b)(vii), 4.15, (ii) if Parent shall have determined, in its sole discretion, that the Company has failed to make the additional modifications and financial adjustments required to be made by the Company prior to the Closing pursuant to Section 4.15(b) or (iii) if the Company's directors and officers insurance policy, including any insurance binders currently in effect, is revoked, in whole or in part, prior to the Effective Time and the Company has not procured equivalent substitute insurance satisfactory to Parent.

          (f) By Parent after the occurrence of an event which results in a Company Material Adverse Effect or by the Company after the occurrence of an event which results in a Parent Material Adverse Effect;

          (g) By Parent if the Board of Directors of the Company or any committee of the Board of Directors of the Company (i) shall withdraw or modify in any manner adverse to Parent its approval or recommendation of this Agreement, (ii) within 15 business days after Parent's request, shall fail to reaffirm such approval or recommendation; provided that such a request is made after the Board of Directors of Company has taken any of the actions specified in clause (ii) of Section 4.14(a) hereof with respect to an Acquisition Proposal and such Acquisition Proposal has not been rejected by such Board of Directors or withdrawn, (iii) shall approve or recommend any acquisition of a material portion of its assets or any tender offer for shares of its capital stock, in each case, other than by Parent or an affiliate thereof, (iv) a tender offer or exchange offer for any of the outstanding shares of the Company Common Stock shall have been commenced or a registration statement with respect thereto shall have been filed (other than by Parent or an affiliate thereof) and the Board of Directors of the Company shall have recommended that the shareholders of the Company tender their shares in such tender or exchange offer or publicly announced its intention to take no position with respect to such tender or exchange offer, or (v) shall resolve to take any of the actions specified in this clause (g);

          (h) By either Parent or the Company if the Required Company Shareholder Approval shall fail to have been obtained at the Shareholders Meeting, including any adjournments thereof;

          (i) by the Company at any time during the five business day period beginning on the Determination Date, if both of the following conditions are satisfied:

             (1) the Average Closing Price as of the Determination Date shall be less than the product of $54.25 (the "STARTING PRICE") and .75; and

             (2) (i) the number obtained by dividing the Average Closing Price as of the Closing Date by the Starting Price (such number being referred to herein as the "PARENT RATIO") shall be less than (ii) the number obtained by dividing the Index Price on the Determination Date by the Index Price on the Starting Date and subtracting 0.10 from such quotient (such number being referred to herein as the "INDEX RATIO");

subject to the following four sentences. If the Company elects to exercise its termination right pursuant to the immediately preceding sentence, it shall give prompt written notice to Parent, which notice by the Company shall be irrevocable. During the five-day period commencing with its receipt of such notice, Parent shall have the option, of adjusting the Exchange Ratio to equal the lesser of (i) a number equal to a quotient (rounded to the nearest one-ten-thousandth), the numerator of which is the product of 0.75, the Starting Price and the Exchange Ratio (as then in effect) and the denominator of which is the Average Closing Price as of the Determination Date, and (ii) a number equal to a quotient (rounded to the nearest one-ten-thousandth), the numerator of which is the Index Ratio multiplied by the Exchange Ratio (as then in effect) and the denominator of which is the Parent Ratio. If Parent makes an election contemplated by the preceding sentence, within such five-day period it shall give prompt written notice to the Company of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this
Section 6.1(i) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to "Exchange Ratio" shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this Section 6.1(i). For purposes of this Section 6.1(i), the following terms shall have the meanings indicated:

          "Average Closing Price" means the average of the last reported sale prices per share of Parent Common Stock as reported on the NYSE Composite Transaction Tape for the ten consecutive trading days ending at the close of business on the Determination Date.

          "Determination Date" means the fifth trading day on the NYSE immediately preceding the date on which all conditions to the Closing set forth in Article V shall have been satisfied or waived (other than conditions that by their terms, cannot be satisfied until the Closing
     Date).

          "Index Price" on a given date means closing price of the Standard & Poor's Financial Index as of 4:00 pm as reported on Bloomberg Information Services.

          In the event that between the date of this Agreement and the Effective Time, the issued and outstanding shares of Parent Common Stock shall have been affected or changed into a different number of shares of Parent Common Stock or a different class of shares as a result of a stock split, reverse stock split, stock dividend, spin-off, extraordinary dividend, recapitalization, reclassification or other similar transaction with a record date within such period, the prices of Parent Common Stock shall be appropriately adjusted for purposes of applying this Section 6.1(i).

     SECTION 6.2.  Effect of Termination.

     (a) In the event of termination of this Agreement as provided in Section
6.1 hereof, this Agreement shall forthwith become void and there shall be no liability on the part of any of the parties, except as set forth in the last sentence of Section 4.3 and Section 4.6 hereof, 6.2(b) and (c) and 6.3.

     (b) If this Agreement is terminated (i) by the Parent pursuant to Section 6.1(d) or (h) hereof or by Company pursuant to Section 6.1(h) hereof and (x) at the time of such termination or prior to the Shareholders Meeting there shall have been an Acquisition Proposal (whether or not such offer shall have been rejected or shall have been withdrawn prior to the time of such termination or of the Stockholders Meeting) and (y) within one year after termination of the Agreement the Company shall have entered into an agreement with respect to, or consummated, an Acquisition Proposal, or (ii) by Parent pursuant to Section 6.1(d) due to a willful breach by the Company of any of its obligations, representations or warranties under this Agreement and either (x) or (y) of clause (i) above has occurred, or (iii) by Parent pursuant to Section 6.1(g), then the Company shall pay to Parent a cash termination fee of $13.8 million (the "TERMINATION FEE") less any Liquidated Damages, if any, previously paid pursuant to Section 6.3 hereof within one business date of the following date, as applicable:

          (1) if such amount is payable under the preceding clause (i) of this
     Section 6.2(b), the earliest date that the conditions set forth in subclauses (x) and (y) of such clause (i) shall have occurred;

          (2) if such amount is payable under the preceding clause (ii) of this
     Section 6.2(b), the earliest date that the condition set forth in either subclause (x) or (y) of subclause (i) of this Section 6.2(b) shall have occurred; or

          (3) if such amount is payable under the preceding clause (iii) of this
     Section 6.2(b), the date of termination.

     (c) If the Company fails to promptly pay to Parent any Termination Fee due under Section 6.2(b), Company shall pay the costs and expenses (including reasonable legal and expert fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid fee at the publicly announced base rate of Citibank, N.A. from the date such fee was required to be paid.

     SECTION 6.3. Liquidated Damages. If this Agreement is terminated by either Parent or Company, pursuant to Section 6.1(d) hereof, due to a willful breach by the other party of any of its obligations, representations or warranties under this Agreement, the breaching party agrees to pay the other party liquidated damages equal to all expenses incurred by such other party in connection with the negotiation, execution and performance of the transactions contemplated hereby (including without limitation all fees and expenses payable to the party's financial advisers and counsel), not to exceed $3,000,000. The parties agree that the foregoing damages shall constitute liquidated damages and not a penalty. Receipt of the foregoing damages shall constitute the sole and exclusive remedy of the terminating party, at law or in equity, and shall terminate each party's rights under this Agreement; provided, however, that Parent shall also be entitled to receive any Termination Fee due or which become due pursuant Section 6.2(b)(ii). Each of the parties hereto acknowledges and agrees that this Section 6.3 has been agreed upon, after negotiation, as reasonable under the circumstances and that the foregoing damages constitute a reasonable estimate of the damages of the parties.

     SECTION 6.4. Amendment. This Agreement may be amended by Parent and the Company pursuant to a writing adopted by action taken by Parent and the Company at any time before the Effective Time; provided, however, that, after approval of this Agreement by the shareholders of the Company, no amendment may be made which would alter or change the amount or kinds of consideration to be received by the holders of Company Common Stock upon consummation of the Merger or which would materially and adversely affect the holders of Company Common

Stock, except to the extent approved by the shareholders of the Company. This Agreement may not be amended except by an instrument in writing signed by the Parties.

     SECTION 6.5. Waiver. At any time before the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only as against such party and only if set forth in an instrument in writing signed by such party and any such waiver shall not be deemed to apply to any other circumstances.

                                  ARTICLE VII

                                 MISCELLANEOUS

     SECTION 7.1. Survival of Representations and Warranties. The representations and warranties contained herein shall not survive beyond the Closing Date. This Section 7.1 shall not limit any covenant or agreement of the parties hereto which by its terms requires performance after the Closing Date.

     SECTION 7.2. Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior written and oral and all contemporaneous oral agreements and understandings with respect to the subject matter hereof.

     SECTION 7.3. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by telecopy, or by registered or certified mail (postage prepaid, return receipt requested) or by overnight courier service to the respective parties as follows:

     IF TO PARENT OR MERGER SUB:

       The FINOVA Group Inc.
       1850 N. Central Avenue
       P.O. Box 2209
       Phoenix, Arizona 85002-2209
       Telecopy: (602) 207-1019
       Attention: Glenn Gray

     AND:

       Telecopy: (602) 207-4099
       Attention: Richard Lieberman

     WITH A COPY TO:

       Morgan, Lewis & Bockius LLP
       1701 Market Street
       Philadelphia, PA 19103
       Telecopy: (215) 963-5299
       Attention: N. Jeffrey Klauder

     IF TO THE COMPANY:

          Sirrom Capital Corporation
          St. Cloud Corner
          500 Church Street
          Suite 200
          Nashville, Tennessee 37219
          Telecopy: (615) 256-9958
          Attention: Maria-Lisa Caldwell

     WITH A COPY TO:

          Bass, Berry & Sims PLC
          2700 First American Center
          Nashville, TN 37238
          Telecopy: (615) 742-6262
          Attention: Bob F. Thompson

or to such other address as the party to whom notice is given may have previously furnished to the others in writing in the manner set forth above. Any notice or communication delivered in person shall be deemed effective on delivery. Any notice or communication sent by telecopy shall be deemed effective on the first business day at the place of which such notice or communication is received following the day on which such notice or communication was sent. Any notice or communication sent by registered or certified mail shall be deemed effective on the fifth business day at the place from which such notice or communication was mailed following the day in which such notice or communication was mailed.

     SECTION 7.4. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware regardless of the laws that might otherwise govern under principles of conflicts of laws applicable thereto.

     SECTION 7.5. Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

     SECTION 7.6. Parties In Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other person (including without limitation any employee of the Company or any Subsidiary) any rights or remedies of any nature whatsoever under or by reason of this Agreement except for Section 4.10 (which is intended to be for the benefit of the persons provided for therein, and may be enforced by such persons).

     SECTION 7.7. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

     SECTION 7.8. Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such expenses except that Parent and the Company shall share equally (i) the registration fees payable with respect to filing the Proxy Statement and Registration Statement, and (ii) all printing and mailing expenses incurred with respect to the Proxy Statement and Registration Statement.

     SECTION 7.9. Personal Liability. This Agreement shall not create or be deemed to create or permit any personal liability or obligation on the part of any direct or indirect shareholder of any party hereto or any officer, director, employee, agent, representative or investor of any party hereto.

     SECTION 7.10. Binding Effect; Assignment. This Agreement shall inure to the benefit of be binding upon the parties hereto and their respective legal representatives and successors. This Agreement may not be assigned by any party hereto.

     SECTION 7.11. Severability. If any provision of this Agreement or the application thereof to any person or circumstance is held invalid or unenforceable in any jurisdiction, the remainder hereof, and the application of such provision to such person or circumstance in any other jurisdiction or to other persons or circumstances in any jurisdiction, shall not be affected thereby, and to this end the provisions of this Agreement shall be severable.

     SECTION 7.12. Legal Fees and Costs. If any party hereto institutes any action or proceeding, whether before a court or arbitrator, to enforce any provision of this Agreement, the prevailing party therein shall be entitled to receive from the losing party reasonable attorneys' fees and costs incurred in such action or proceeding, whether or not such action or proceeding is prosecuted to judgment.

     IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized on the day and year first above written.

                                        THE FINOVA GROUP INC.

                                        By: /s/ GLENN E. GRAY
                                           -------------------------------------
                                            Name: Glenn E. Gray
                                            Title: Vice President

                                        FINOVA NEWCO INC.

                                        By: /s/ GLENN E. GRAY
                                           -------------------------------------
                                            Name: Glenn E. Gray
                                            Title: Vice President

                                        SIRROM CAPITAL CORPORATION

                                        By: /s/ CARL W. STRATTON
                                           -------------------------------------
                                            Name: Carl W. Stratton
                                            Title: Chief Financial Officer

                                                                      APPENDIX B

                              GOLDMAN, SACHS & CO.

January 6, 1999

Board of Directors
Sirrom Capital Corporation
500 Church Street, Suite 200
Nashville, TN 37219

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Common Stock, no par value (the "Shares"), of Sirrom Capital Corporation (the "Company") of the exchange ratio of 0.1634 shares of Common Stock, par value $0.01 per share ("FINOVA Common Stock"), of The FINOVA Group Inc. ("FINOVA") to be received for each Share (the "Exchange Ratio") pursuant to the Agreement and Plan of Merger, dated as of January 6, 1999 among the Company, FINOVA and Sirrom Acquisition Corp., a wholly owned subsidiary of FINOVA (the "Agreement").

Goldman, Sachs & Co., as a part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. We also have provided certain investment banking services to FINOVA and its subsidiaries from time to time including having acted as lead manager of the $25 million medium term note offering in August 1998 and as co-manager of the $300 million 6.250% note offering in October 1998 and may provide investment banking services to FINOVA in the future. Goldman, Sachs & Co. is a full service securities firm and as such may from time to time effect transactions, for its own account or the account of customers, and hold positions in securities or options on securities of the Company and FINOVA.

In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company and FINOVA for the three and four years ended December 31, 1997, respectively; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and FINOVA; certain other communications from the Company and FINOVA to their respective stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We have also held discussions with members of the senior management of the Company and FINOVA regarding strategic rationale for, and the potential benefits of, the transaction contemplated by the Agreement and the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Shares and FINOVA Common Stock, compared certain financial and stock market information for the Company and FINOVA with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the commercial finance industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed, with your consent, that the internal financial forecasts prepared by the management of the Company have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company. As you are aware, FINOVA did not make available in writing to us either (i) financial statements dated subsequent to September 30, 1998 or (ii) projections or forecasts of expected future performance. Accordingly, our review with respect to such information was limited to discussions with senior management of FINOVA of their estimates of financial performance for the fourth quarter of 1998 and fiscal 1999 and 2000 and the estimates of research analysts for such periods. In addition, we are not experts in the evaluation of loan portfolios for purposes of assessing the adequacy of allowances for losses with respect thereto and have assumed, with your consent, that such allowances for FINOVA are in the aggregate adequate to cover such losses. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of the Company or FINOVA or any of their subsidiaries and we have not been furnished with any such evaluation or appraisal.

Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such transaction.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders of Shares.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.
---------------------------------------------------------
(GOLDMAN, SACHS & CO.)

                                                                      APPENDIX C

                       THE ROBINSON-HUMPHREY COMPANY, LLC

                                          January 6, 1999

Board of Directors
Sirrom Capital Corporation
500 Church Street, Suite 200
Nashville, Tennessee 37219

Gentlemen:

     We understand that Sirrom Capital Corporation (the "Company") is considering a proposed merger of the Company with The FINOVA Group Inc. ("FINOVA"). We understand that under this merger (the "Proposed Transaction"), the Company's shareholders will receive 0.1634 shares of FINOVA Common Stock in exchange for each share of Company Common Stock, subject to adjustment in certain events. We further understand that the merger will be accounted for as a purchase and will be treated as a tax-free exchange to the Company's shareholders. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of merger dated January 6, 1999 (the "Agreement").

     We have been requested by the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company's shareholders, as of January 6, 1999, of the consideration to be received in the Proposed Transaction.

     In arriving at our opinion, we reviewed and analyzed: (1) the Agreement,
(2) publicly available information concerning the Company and FINOVA that we believe relevant to our inquiry, (3) financial and operating information with respect to the business, operations and prospects of the Company and FINOVA furnished to us by the Company and FINOVA, (4) trading histories of the Company's Common Stock and FINOVA's Common Stock, (5) a comparison of the historical financial results and present financial condition of the Company and FINOVA with those of other companies which we deemed relevant, (6) a comparison of the financial terms of the Proposed Transaction with the terms of certain other recent transactions that we deemed relevant, and (7) certain historical data relating to percentage premiums paid in acquisitions of publicly traded companies. In addition, we have had discussions with the management of the Company and FINOVA concerning their respective businesses, operations, assets, present condition and future prospects, and undertook such other studies, analyses and investigations, as we deemed appropriate.

     We have assumed and relied upon the accuracy and completeness of the financial and other information used by us in arriving at our opinion without independent verification. With respect to the future financial performance of FINOVA, we were directed by FINOVA to rely on publicly available estimates of research analysts in performing our analysis and, with your knowledge, we have assumed that such estimates are a reasonable basis upon which to evaluate the future financial performance of FINOVA, and that FINOVA will perform substantially in accordance with such estimates. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or FINOVA and have not made nor obtained any evaluations or appraisals of the assets or liabilities of the Company or FINOVA. Our opinion is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

     We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of the rendering of this opinion. We have also performed various investment banking services for the Company in the past (including acting as managing underwriter for several public offerings of Common Stock and a private placement of debt) and have received customary fees for such services. In the ordinary course of our business, we actively trade in the equity securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be offered in the Proposed Transaction is fair to the shareholders of the Company.

     This opinion is for the use and benefit of the Board of Directors of the Company and is rendered in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Proposed Transaction.

Very truly yours,

/s/ THE ROBINSON-HUMPHREY COMPANY, LLC
---------------------------------------------------------
THE ROBINSON-HUMPHREY COMPANY, LLC

                                                                      APPENDIX D
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON D.C. 20594
                            ------------------------
                                   FORM 10-K
                  ANNUAL REPORT PURSUANT TO SECTION 13 OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998
                         COMMISSION FILE NUMBER 1-11011

                             THE FINOVA GROUP INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     DELAWARE                                      86-0695381
           (STATE OR OTHER JURISDICTION                         (I.R.S. EMPLOYER
        OF INCORPORATION OR ORGANIZATION)                     IDENTIFICATION NO.)
1850 NORTH CENTRAL AVE., P.O. BOX 2209 PHOENIX, AZ                 85002-2209
     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                      (ZIP CODE)

        REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE  602-207-4900

          SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                    TITLE OF EACH CLASS                      NAME OF EACH EXCHANGE ON WHICH REGISTERED
                    -------------------                      -----------------------------------------
               COMMON STOCK, $0.01 PAR VALUE                          NEW YORK STOCK EXCHANGE
   JUNIOR PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS               NEW YORK STOCK EXCHANGE

       SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:  NONE

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No

     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Registration S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10K or any amendment of this Form 10-K. [ ]

     As of February 26, 1999, approximately 56,045,000 shares of Common Stock ($0.01 par value) were outstanding, and the aggregate market value of the Common Stock (based on its closing price per share on such date of $50 13/16) held by nonaffiliates was approximately $2,794,608,000.
                      DOCUMENTS INCORPORATED BY REFERENCE

                                                                    PART WHERE
DOCUMENT                                                           INCORPORATED
--------                                                           ------------
1.   Proxy Statement relating to 1999 Annual Meeting of
     Shareowners of The FINOVA Group Inc. (but excluding
     information contained therein furnished pursuant to items
     402(k) and (l) of SEC Regulation S-K).                            III

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

ITEM #                            NAME OF ITEM                          PAGE
------                            ------------                          ----
                                   Part I
Item 1    Business:
            Introduction..............................................     1
            General...................................................     1
               Business Groups........................................     1
               Portfolio Composition..................................     3
               Investment in Financing Transactions...................     3
               Cost and Use of Borrowed Funds.........................    11
               Matched Funding Policy.................................    12
               Credit Ratings.........................................    13
               Residual Realization Experience........................    13
               Business Development and Competition...................    14
               Credit Quality.........................................    15
               Risk Management........................................    15
               Portfolio Management...................................    16
               Delinquencies and Workouts.............................    16
               Governmental Regulation................................    16
            Employees.................................................    17
            Special Note Regarding Forward-Looking Statements.........    17
Item 2    Properties..................................................    18
Item 3    Legal Proceedings...........................................    18
Item 4    Submission of Matters to a Vote of Security Holders.........    18
Optional  Executive Officers of Registrant............................    19
                                  Part II
Item 5    Market Price of and Dividends on the Registrant's Common
          Equity & Related Shareowner Matters.........................    20
Item 6    Selected Financial Data.....................................    21
Item 7    Management's Discussion and Analysis of Financial Condition
          and Results of Operations...................................    22
Item 7A   Quantitative and Qualitative Disclosures About Market
          Risk........................................................    22
Item 8    Financial Statements & Supplementary Data...................    22
Item 9    Changes in and Disagreements with Accountants on Accounting
          & Financial Disclosure......................................    22
                                  Part III
Item 10   Directors & Executive Officers of the Registrant............    22
Item 11   Executive Compensation......................................    23
Item 12   Security Ownership of Certain Beneficial Owners &
          Management..................................................    23
Item 13   Certain Relationships & Related Transactions................    23
                                  Part IV
Item 14   Exhibits, Financial Statement Schedules and Reports on Form
          8-K.........................................................    23

                                     PART I

ITEM 1.  BUSINESS.

INTRODUCTION

     The following discussion relates to The FINOVA Group Inc. and its subsidiaries (collectively
"FINOVA" or the "Company"), including FINOVA Capital Corporation and its subsidiaries ("FINOVA Capital").

GENERAL

     The FINOVA Group Inc. is a financial services holding company. Through its principal subsidiary, FINOVA Capital, the Company provides a broad range of financing and capital market products. FINOVA concentrates on lending to mid-size businesses. FINOVA Capital has been in operation since 1954.

     FINOVA extends revolving credit facilities, term loans and equipment and real estate financing primarily to "middle-market" businesses with financing needs falling generally between $500,000 and $35 million.

     FINOVA operates in 18 specific industry or market niches under three market groups. FINOVA selected these niches because its expertise in evaluating the creditworthiness of prospective customers and its ability to provide value-added services enables the Company to differentiate itself from its competitors. That expertise and ability also enable FINOVA to command pricing that provides a satisfactory spread over its borrowing costs.

     FINOVA seeks to maintain a high quality portfolio and to minimize non-earning assets and write-offs. FINOVA uses clearly defined underwriting criteria and stringent portfolio management techniques. The Company diversifies its lending activities geographically and among a range of industries, customers and loan products.

     Due to the diversity of FINOVA's portfolio, the Company believes it is better able to manage competitive changes in its markets and to withstand the impact of deteriorating economic conditions on a regional or national basis. There can be no assurance, however, that competitive changes, borrowers' performance, economic conditions or other factors will not result in an adverse impact on FINOVA's results of operations or financial condition.

     FINOVA generates interest, leasing, fees and other income through charges assessed on outstanding loans, loan servicing, leasing, brokerage and other activities. FINOVA's primary expenses are the costs of funding the loan and lease business, including interest paid on debt, provisions for credit losses, marketing expenses, salaries and employee benefits, servicing and other operating expenses and income taxes.

     FINOVA's principal executive offices are located at 1850 North Central Avenue, P.O. Box 2209, Phoenix, Arizona 85002-2209, telephone (602) 207-4900. FINOVA also has business development offices throughout the U.S. and in London, U.K. and Toronto, Canada.

BUSINESS GROUPS

     FINOVA operates the following principal lines of business under three market groups:

     Commercial Finance

     - Business Credit offers collateral-oriented revolving credit facilities and term loans for manufacturers, distributors, wholesalers and service companies. Typical transaction sizes range from $500,000 to $3 million.

     - Commercial Services (formerly Factoring Services) offers full service factoring and accounts receivable management services for entrepreneurial and larger firms, primarily in the textile and apparel industries. The annual factored volume of these companies is generally between $5 million and $25 million. This line provides accounts receivable financing and loans secured by equipment and real estate.

     - Corporate Finance provides a full range of cash flow-oriented and asset-based term and revolving loan products for manufacturers, wholesalers, distributors, specialty retailers and commercial and consumer service businesses. Typical transaction sizes range from $2 million to $35 million.

     - Distribution & Channel Finance (formerly Inventory Finance) provides inbound and outbound inventory financing, combined inventory/accounts receivable lines of credit and purchase order financing for equipment distributors, value-added resellers and dealers nationwide. Transaction sizes generally range from $500,000 to $30 million.

     - Growth Finance provides collateral based working capital financing primarily secured by accounts receivable. Typical transaction sizes range from $100,000 to $1 million and are made to small and midsize businesses with annual sales under $10 million.

     - Rediscount Finance offers revolving credit facilities to the independent consumer finance industry including sales, automobile, mortgage and premium finance companies. Typical transaction sizes range from $1 million to $35 million.

     Specialty Finance

     - Commercial Equipment Finance offers equipment leases, loans and "turnkey" financing to a broad range of midsize companies. Specialty markets include the corporate aircraft and emerging growth technology industries, primarily biotechnology and electronics. Typical transaction sizes range from $500,000 to $15 million.

     - Communications Finance specializes in term financing to advertising and subscriber-supported businesses, including radio and television stations, cable operators, outdoor advertising firms and publishers. Typical transaction sizes range from $1 million to $40 million.

     - Franchise Finance offers equipment, real estate and acquisition financing for operators of established franchise concepts. Transaction sizes generally range from $500,000 to $15 million.

     - Healthcare Finance offers a full range of working capital, equipment and real estate financing products for the U.S. healthcare industry. Transaction sizes typically range from $500,000 to $25 million.

     - Portfolio Services provides customized receivable servicing and collections for timeshare developers and other generators of consumer receivables.

     - Public Finance provides tax-exempt term financing to state and local governments, non-profit corporations and entities using industrial revenue or development bonds. Typical transaction sizes range from $100,000 to $5 million.

     - Resort Finance focuses on construction, acquisition and receivables financing of timeshare resorts worldwide as well as term financing for established golf resort hotels and receivables funding for developers of second home communities. Typical transaction sizes range from $5 million to $35 million.

     - Specialty Real Estate Finance provides term financing for hotel, anchored retail office and owner-occupied properties. Typical transaction sizes range from $5 million to $30 million.

     - Transportation Finance structures equipment loans, leases, acquisition financing and leveraged lease equity investments for commercial and cargo airlines worldwide, railroads and operators of other transportation related equipment. Typical transaction sizes range from $5 million to $30 million. Through FINOVA Aircraft Investors, LLC, FINOVA also seeks to use its market expertise and industry presence to purchase, upgrade and resell used commercial aircraft.

     Capital Markets

     - Realty Capital specializes in providing capital markets-funded commercial real estate financing products and commercial mortgage banking services. Typical transaction sizes range from $1 million to $5 million.

     - Investment Alliance provides equity and debt financing for midsize businesses in partnership with institutional investors and selected fund sponsors. Typical transaction sizes range from $2 million to $15 million.

     - Loan Administration provides in-house servicing for FINOVA's commercial loan products as well as servicing and sub-servicing of other mortgage and consumer loans, including residential real estate, mobile homes, automobiles and other consumer products.

     FINOVA is a Delaware corporation. The Company was incorporated in 1991 to serve as the successor to The Dial Corp's financial services businesses. In March 1992, Dial transferred those businesses to FINOVA in a spin-off. Since that time, FINOVA has increased its total assets from $2.6 billion at December 31, 1992 to $10.5 billion at December 31, 1998. Income from continuing operations increased from $36.8 million in 1992 to $169.7 million in 1998. Management believes FINOVA ranks among the largest independent commercial finance companies in the U.S., based on total assets. FINOVA's common stock is traded on the New York Stock Exchange under the symbol "FNV."

PORTFOLIO COMPOSITION

     The total assets under management consist of FINOVA's net investment in financing transactions plus certain assets that are owned by others but managed by the Company and are not reported on the Company's balance sheet (securitized assets and participations sold). The Company's investment in financing transactions is primarily settled in U.S. dollars.

INVESTMENT IN FINANCING TRANSACTIONS

     The following tables detail FINOVA's investment in financing transactions (before reserve for credit losses) at December 31, 1998, 1997, 1996, 1995 and 1994.

                      INVESTMENT IN FINANCING TRANSACTIONS
                             BY TYPES OF FINANCING
                             (DOLLARS IN THOUSANDS)

                                                                   DECEMBER 31,
                                ----------------------------------------------------------------------------------
                                   1998         %        1997        %        1996        %        1995        %
                                -----------   -----   ----------   -----   ----------   -----   ----------   -----
Loans and other financing
  contracts:
  Commercial..................  $ 5,668,375    56.6   $4,299,909    51.2   $3,592,193    49.2   $3,389,363    53.4
  Real estate.................    1,648,935    16.5    1,656,075    19.7    1,713,485    23.5    1,534,177    24.1
Leveraged leases..............      780,836     7.8      619,557     7.4      514,573     7.1      366,196     5.8
Operating leases..............      648,185     6.5      712,927     8.5      517,690     7.1      460,798     7.3
Fee-based receivables.........      626,499     6.2      750,399     8.9      564,430     7.7      189,486     3.0
Direct financing leases.......      396,759     4.0      360,589     4.3      396,388     5.4      408,059     6.4
Financing contracts held for
  sale........................      241,947     2.4
                                -----------   -----   ----------   -----   ----------   -----   ----------   -----
  Investment in financing
    transactions..............   10,011,536   100.0    8,399,456   100.0    7,298,759   100.0    6,348,079   100.0
                                              =====                =====                =====                =====
Securitized assets............      436,064              336,607              300,000              200,000
Participations sold...........      101,532              121,360               64,546
                                -----------           ----------           ----------           ----------
Total managed assets(1).......  $10,549,132           $8,857,423           $7,663,305           $6,548,079
                                ===========           ==========           ==========           ==========

                                   DECEMBER 31,
                                ------------------
                                   1994        %
                                ----------   -----
Loans and other financing
  contracts:
  Commercial..................  $2,732,734    51.1
  Real estate.................   1,237,488    23.2
Leveraged leases..............     287,518     5.4
Operating leases..............     412,782     7.7
Fee-based receivables.........     157,862     3.0
Direct financing leases.......     514,595     9.6
Financing contracts held for
  sale........................
                                ----------   -----
  Investment in financing
    transactions..............   5,342,979   100.0
                                             =====
Securitized assets............
Participations sold...........
                                ----------
Total managed assets(1).......  $5,342,979
                                ==========

---------------
NOTES:

(1) Excludes managed assets serviced under the mini-CMBS structure due to the expected short-term nature of the servicing rights. For further discussion see Annex A, Note C.

                      INVESTMENT IN FINANCING TRANSACTIONS
                              BY LINE OF BUSINESS
                               DECEMBER 31, 1998
                             (DOLLARS IN THOUSANDS)

                                     REVENUE ACCRUING                       NONACCRUING
                            -----------------------------------   --------------------------------      TOTAL
                              MARKET                REPOSSESSED              REPOSSESSED   LEASE &    CARRYING
                             RATE(1)     IMPAIRED    ASSETS(2)    IMPAIRED     ASSETS       OTHER      AMOUNT        %
                            ----------   --------   -----------   --------   -----------   -------   -----------   -----
Transportation
  Finance(3)..............  $2,140,541   $ 61,895     $           $            $           $         $ 2,202,436    22.0
Resort Finance............   1,209,062                 16,415                   24,800                 1,250,277    12.5
Corporate Finance.........     729,461     16,183                   41,007       1,115                   787,766     7.9
Rediscount Finance........     766,250                    999        3,762                               771,011     7.7
Commercial Equipment
  Finance.................     712,854      1,526       4,858       10,884      17,855       4,135       752,112     7.5
Communications Finance....     694,863      7,169                   24,264                               726,296     7.3
Specialty Real Estate
  Finance.................     635,952     16,966      34,230        9,799       7,620         194       704,761     7.0
Healthcare Finance........     597,201                  7,018        5,902                   1,102       611,223     6.1
Franchise Finance.........     597,916      1,619       1,741        1,763       2,120         274       605,433     6.0
Distribution & Channel
  Finance.................     561,734                               6,029                               567,763     5.7
Business Credit...........     292,696                               7,416                               300,112     3.0
Realty Capital............     265,125                                                                   265,125     2.6
Public Finance............     183,099                                                                   183,099     1.8
Commercial Services.......     160,012        648                    8,912         936                   170,508     1.7
Other(5)..................      30,072                                                      25,344        55,416     0.6
Growth Finance............      45,901                                                                    45,901     0.5
Investment Alliance.......      12,297                                                                    12,297     0.1
                            ----------   --------     -------     --------     -------     -------   -----------   -----
TOTAL(4)..................  $9,635,036   $106,006     $65,261     $119,738     $54,446     $31,049   $10,011,536   100.0
                            ==========   ========     =======     ========     =======     =======   ===========   =====

---------------
NOTES:

(1) Represents original or renegotiated market rate terms, excluding impaired transactions.

(2) The Company earned income totaling $4.7 million on repossessed assets during 1998, including $2.4 million in Specialty Real Estate Finance, $1.0 million in Resort Finance, $0.9 million in Healthcare Finance, $0.2 million in Rediscount Finance and $0.2 million in Commercial Equipment Finance.

(3) Transportation Finance includes $419.7 million of aircraft financing business booked through the London office.

(4) Excludes $537.6 million of assets securitized and participations sold which the Company manages, including securitizations of $300.0 million in Corporate Finance and $136.1 million in Franchise Finance and participations of $49.3 million in Corporate Finance, $21.4 million in Communications Finance, $5.4 million in Resort Finance, $6.9 million in Rediscount Finance, $3.8 million in Business Credit, $12.6 million in Transportation Finance and $2.1 million in Distribution & Channel Finance.

(5) Primarily includes other assets retained from disposed or discontinued operations.

                      INVESTMENT IN FINANCING TRANSACTIONS
                              BY LINE OF BUSINESS
                               DECEMBER 31, 1997
                             (DOLLARS IN THOUSANDS)

                                    REVENUE ACCRUING                       NONACCRUING
                           -----------------------------------   --------------------------------     TOTAL
                             MARKET                REPOSSESSED              REPOSSESSED   LEASE &    CARRYING
                            RATE(1)     IMPAIRED    ASSETS(2)    IMPAIRED     ASSETS       OTHER      AMOUNT       %
                           ----------   --------   -----------   --------   -----------   -------   ----------   -----
Transportation
  Finance(3).............  $1,631,685   $            $           $            $           $         $1,631,685    19.4
Resort Finance...........   1,166,199                 14,450        3,974      26,240                1,210,863    14.4
Corporate Finance........     791,733       981                    26,888                              819,602     9.8
Specialty Real Estate
  Finance................     610,711    24,120       38,055        7,648      10,853         196      691,583     8.2
Communications Finance...     628,947     8,724                    24,452                              662,123     7.9
Commercial Equipment
  Finance................     614,712     1,816                    11,802                   4,030      632,360     7.5
Rediscount Finance.......     609,641                                 993                              610,634     7.3
Distribution & Channel
  Finance................     544,108                               4,333                              548,441     6.5
Healthcare Finance.......     525,846                               1,515                     666      528,027     6.3
Franchise Finance........     430,651       808                     2,171                     305      433,935     5.2
Commercial Services......     196,843                              30,205                              227,048     2.7
Business Credit..........     195,897                               7,559                              203,456     2.4
Public Finance...........     135,826                                                                  135,826     1.6
Other(5).................      40,347                                                      23,526       63,873     0.8
                           ----------   -------      -------     --------     -------     -------   ----------   -----
TOTAL(4).................  $8,123,146   $36,449      $52,505     $121,540     $37,093     $28,723   $8,399,456   100.0
                           ==========   =======      =======     ========     =======     =======   ==========   =====

---------------
NOTES:

(1) Represents original or renegotiated market rate terms, excluding impaired transactions.

(2) The Company earned income totaling $4.1 million on repossessed assets during 1998, including $3.1 million in Specialty Real Estate Finance and $1.0 million in Resort Finance.

(3) Transportation Finance includes $302.9 million of aircraft financing business booked through the London office.

(4) Excludes assets securitized and participations sold which the Company manages, including securitizations of $300.0 million in Corporate Finance and $36.6 million in Franchise Finance and participations of $40.2 million in Corporate Finance, $61.0 million in Communications Finance, $8.5 million in Transportation Finance, $4.6 million in Rediscount Finance, $5.1 million in Resort Finance and $1.9 million in Distribution & Channel Finance.

(5) Primarily includes other assets retained from disposed or discontinued operations.

                      INVESTMENT IN FINANCING TRANSACTIONS
                              BY LINE OF BUSINESS
                               DECEMBER 31, 1996
                             (DOLLARS IN THOUSANDS)

                                 REVENUE ACCRUING                       NONACCRUING
                        -----------------------------------   --------------------------------     TOTAL
                          MARKET                REPOSSESSED              REPOSSESSED   LEASE &    CARRYING
                         RATE(1)     IMPAIRED    ASSETS(2)    IMPAIRED     ASSETS       OTHER      AMOUNT       %
                        ----------   --------   -----------   --------   -----------   -------   ----------   -----
Transportation
  Finance(3)..........  $1,330,578   $            $           $            $           $         $1,330,578    18.2
Resort Finance........   1,124,462     2,963       13,878          77       25,136                1,166,516    16.0
Corporate Finance.....     630,399     3,211                   14,695          335                  648,640     8.9
Specialty Real Estate
  Finance.............     700,932    30,245       46,068       6,748        9,853         940      794,786    10.9
Communications
  Finance.............     535,701     8,796                   14,129        3,095                  561,721     7.7
Commercial Equipment
  Finance.............     570,574                              7,900                    6,564      585,038     8.0
Rediscount Finance....     421,232                                245                               421,477     5.8
Distribution & Channel
  Finance.............     314,446                              1,273                               315,719     4.3
Healthcare Finance....     497,540                              1,304                    1,194      500,038     6.9
Franchise Finance.....     366,202     1,104                    1,985                      996      370,287     5.0
Commercial Services...     220,701                              3,419                               224,120     3.1
Business Credit.......     160,006                             11,963                               171,969     2.3
Public Finance........     150,361                                 13                               150,374     2.1
Other.................      52,998                                                       4,498       57,496     0.8
                        ----------   -------      -------     -------      -------     -------   ----------   -----
Total Continuing
  Operations(4).......  $7,076,132   $46,319      $59,946     $63,751      $38,419     $14,192   $7,298,759   100.0
                        ==========   =======      =======     =======      =======     =======   ==========   =====
Discontinued
  Operations(5).......                                                                  39,143
                                                                                       -------
TOTAL.................                                                                 $53,335
                                                                                       =======

---------------
NOTES:

(1) Represents original or renegotiated market rate terms, excluding impaired transactions.

(2) The Company earned income totaling $5.1 million on repossessed assets during 1996, including $4.4 million in Specialty Real Estate Finance and $0.7 million in Resort Finance.

(3) Transportation Finance includes $160.8 million of aircraft financing business booked through the London office.

(4) Excludes assets securitized and participations sold which the Company manages, including securitizations of $300.0 million in Corporate Finance and participations of $24.6 million in Corporate Finance, $27.5 million in Communications Finance, $4.8 million in Rediscount Finance, $4.4 million in Resort Finance and $3.2 million in Distribution & Channel Finance.

(5) Reflects assets retained by FINOVA subsequent to the sale of the Manufacturer and Dealer Services' line of business.

                      INVESTMENT IN FINANCING TRANSACTIONS
                              BY LINE OF BUSINESS
                               DECEMBER 31, 1995
                             (DOLLARS IN THOUSANDS)

                                     REVENUE ACCRUING                       NONACCRUING
                            -----------------------------------   --------------------------------     TOTAL
                              MARKET                REPOSSESSED              REPOSSESSED   LEASE &    CARRYING
                             RATE(1)     IMPAIRED    ASSETS(2)    IMPAIRED     ASSETS       OTHER      AMOUNT       %
                            ----------   --------   -----------   --------   -----------   -------   ----------   -----
Transportation
  Finance(3)..............  $  929,043   $            $           $            $           $         $  929,043    14.6
Resort Finance............     943,661     2,849       12,064       2,583       26,559                  987,716    15.6
Corporate Finance(4)......     631,295     5,274                   19,592          335                  656,496    10.3
Specialty Real Estate
  Finance.................     703,018     3,898       42,304      15,264       18,231         988      783,703    12.3
Communications Finance....     662,191     2,502        2,217      16,817        4,863                  688,590    10.8
Commercial Equipment
  Finance.................     345,039                                 69                    6,079      351,187     5.5
Rediscount Finance........     345,264                                                                  345,264     5.4
Distribution & Channel
  Finance.................     202,879                                430                               203,309     3.2
Healthcare Finance........     451,503                                 81                    1,231      452,815     7.2
Franchise Finance.........     327,356     1,462                    6,408                    1,850      337,076     5.3
Commercial Services.......     188,892                                594                               189,486     3.0
Business Credit...........     200,365                             12,685                               213,050     3.4
Public Finance............     121,956                                                          47      122,003     1.9
Other.....................      78,645     1,275                    2,360                    6,061       88,341     1.5
                            ----------   -------      -------     -------      -------     -------   ----------   -----
Total Continuing
  Operations(4)...........  $6,131,107   $17,260      $56,585     $76,883      $49,988     $16,256   $6,348,079   100.0
                            ==========   =======      =======     =======      =======     =======   ==========   =====

---------------
NOTES:

(1) Represents original or renegotiated market rate terms, excluding impaired transactions.

(2) The Company earned income totaling $4.2 million on repossessed assets during 1995, including $3.2 million in Specialty Real Estate Finance, $0.6 million in Resort Finance and $0.4 million in Communications Finance.

(3) Transportation Finance includes $144 million of aircraft financing business booked through the London office.

(4) Excludes $200 million of securitized assets which are managed by the Company.

                      INVESTMENT IN FINANCING TRANSACTIONS
                              BY LINE OF BUSINESS
                               DECEMBER 31, 1994
                             (DOLLARS IN THOUSANDS)

                                     REVENUE ACCRUING                         NONACCRUING
                           ------------------------------------   -----------------------------------     TOTAL
                            ORIGINAL    REWRITTEN   REPOSSESSED   DELINQUENT   REPOSSESSED   LEASES &    CARRYING
                              RATE      CONTRACTS    ASSETS(1)      LOANS        ASSETS       OTHER       AMOUNT       %
                           ----------   ---------   -----------   ----------   -----------   --------   ----------   -----
Transportation
  Finance(2).............  $  706,242    $14,620      $            $             $           $          $  720,862    13.5
Resort Finance...........     634,735      4,506        7,314        2,582        30,393                   679,530    12.7
Corporate Finance........     746,671     21,275                     6,952         2,674                   777,572    14.5
Specialty Real Estate
  Finance................     672,522      7,237       40,510        7,622        21,519                   749,410    14.0
Communications Finance...     551,218      6,288        7,282       17,377         5,863         671       588,699    11.0
Commercial Equipment
  Finance................     293,609        769                                               7,589       301,967     5.6
Rediscount Finance.......      99,353                                                                       99,353     1.9
Distribution & Channel
  Finance................      58,595                                  642                                  59,237     1.1
Healthcare Finance.......     467,131                                                          1,719       468,850     8.8
Franchise Finance........     281,890      7,632                    12,242                                 301,764     5.6
Commercial Services......     157,090                                  772                                 157,862     3.0
Business Credit..........     181,741                               12,003                                 193,744     3.6
Public Finance...........      93,491                                  144                                  93,635     1.8
FINOVA Capital
  Limited(3).............      93,700      1,561                     4,265             2       4,800       104,328     2.0
Other....................      36,951                                8,918                       297        46,166     0.9
                           ----------    -------      -------      -------       -------     -------    ----------   -----
Total Continuing
  Operations.............  $5,074,939    $63,888      $55,106      $73,519       $60,451     $15,076    $5,342,979   100.0
                           ==========    =======      =======      =======       =======     =======    ==========   =====

---------------
NOTES:

(1) The Company earned income totaling $3.3 million on repossessed assets during 1994, including $2.0 million in Specialty Real Estate Finance, $0.8 million in Communications Finance and $0.5 million in Resort Finance.

(2) Transportation Finance includes $66.9 million of aircraft finance business booked through the London office.

(3) Includes transactions in Europe and elsewhere (including the U.S.) originated from the Company's London office. Also, includes $39.2 million of Consumer Finance assets, of which $4.8 million were nonaccruing. Consumer Finance accounts were generally considered nonaccruing after being 180 days delinquent.

     The Company's geographic portfolio diversification at December 31, 1998 was as follows:

STATE                                                   TOTAL             PERCENT
-----                                           ----------------------    -------
                                                (DOLLARS IN THOUSANDS)
California....................................       $ 1,541,692            14.6%
Florida.......................................         1,065,801            10.1
Texas.........................................           827,422             7.9
New York......................................           726,834             6.9
Illinois......................................           467,083             4.4
Arizona.......................................           442,734             4.2
Georgia.......................................           370,541             3.5
New Jersey....................................           330,958             3.1
Virginia......................................           285,969             2.7
Nevada........................................           283,520             2.7
Pennsylvania..................................           274,323             2.6
Missouri......................................           233,053             2.2
Other(1)......................................         3,699,202            35.1
                                                     -----------           -----
                                                     $10,549,132           100.0%
                                                     ===========           =====

---------------
NOTE:

(1) Other includes all other states which, on an individual basis, represent less than 2% of the total and international, which represents approximately 6% of the total.

     The following is an analysis of the reserve for credit losses for the years ended December 31:

                            1998        1997        1996        1995        1994
                          --------    --------    --------    --------    --------
                                           (DOLLARS IN THOUSANDS)
Balance, beginning of
  year..................  $177,088    $148,693    $129,077    $110,903    $ 64,280
Provision for credit
  losses................    82,200      69,200      41,751      37,568      10,439
Write-offs..............   (59,037)    (45,487)    (32,017)    (25,631)    (28,109)
Recoveries..............     2,279       2,287       3,296       2,104       1,780
Acquisitions and
  other.................     5,088       2,395       6,586       4,133      62,513
                          --------    --------    --------    --------    --------
Balance, end of year....  $207,618    $177,088    $148,693    $129,077    $110,903
                          ========    ========    ========    ========    ========

     Included above is a specific impairment reserve of $37.1 million at December 31, 1998, which applies to $98.7 million of the $225.7 million of impaired loans. The remaining $170.5 million of the reserve for credit losses is designated for general purposes and represents management's best estimate of potential losses in the portfolio considering delinquencies, loss experience and collateral. At December 31, 1997, the specific impairment reserve was $20.2 million, which applied to $52.3 million of the $158.0 million of impaired loans. Additions to general and specific reserves are reflected in current operations. Management may transfer reserves between the general and specific reserves as appropriate.

     Write-offs and recoveries by line of business, during the years ended December 31, were as follows:

                                        1998       1997       1996       1995       1994
                                       -------    -------    -------    -------    -------
                                                     (DOLLARS IN THOUSANDS)
WRITE-OFFS
Commercial Services..................  $36,286    $24,382    $ 5,098    $ 3,728    $ 1,148
Corporate Finance....................    6,728      6,577      9,470      4,660      4,233
Commercial Equipment Finance.........    3,845      3,722      3,207      2,271      1,257
Franchise Finance....................    3,035        696      3,267      3,448      2,247
Distribution & Channel Finance.......    2,609      1,777                   201        442
Specialty Real Estate Finance........    1,785      2,106      1,793      2,275      1,461
Rediscount Finance...................    1,500
Healthcare Finance...................    1,502      1,798      1,018        314        377
Business Credit......................    1,253                              452        774
Communications Finance...............      494        750      2,994      4,037      8,300
Resort Finance.......................               2,700      4,275      2,000      2,730
Other(1).............................                 979        895      2,245      5,140
                                       -------    -------    -------    -------    -------
Total write-offs.....................   59,037     45,487     32,017     25,631     28,109
                                       -------    -------    -------    -------    -------
RECOVERIES
Commercial Services..................      623      1,127      1,488        482        376
Corporate Finance....................       48         99         10        247         86
Commercial Equipment Finance.........      200        514        829        116        428
Franchise Finance....................      255        263        422        115         66
Distribution & Channel Finance.......                             33         20
Specialty Real Estate Finance........                            177         80
Healthcare Finance...................      542         94          8         52         63
Business Credit......................      434
Communications Finance...............                                       250
Resort Finance.......................                             26         22         10
Other(1).............................      177        190        303        720        751
                                       -------    -------    -------    -------    -------
Total recoveries.....................    2,279      2,287      3,296      2,104      1,780
                                       -------    -------    -------    -------    -------
Total net write-offs.................  $56,758    $43,200    $28,721    $23,527    $26,329
                                       =======    =======    =======    =======    =======
Net write-offs as a percentage of
  average managed assets(2)..........     0.60%      0.54%      0.41%      0.40%      0.62%
                                       =======    =======    =======    =======    =======

---------------
NOTES:

(1) Includes FINOVA Capital Ltd. (UK).

(2) Excludes average participations sold in which FINOVA has transferred credit risk.

                            ------------------------

     A further breakdown of the portfolio by line of business can be found in Annex A, Notes C and D.

COST AND USE OF BORROWED FUNDS

     FINOVA Capital relies on borrowed funds as well as internal cash flow to finance its operations. It also has raised funds through the sale or securitization of assets, but does not rely on those methods as a primary source of capital.

     The following table reflects the approximate average pre-tax effective cost of borrowed funds and pre-tax equivalent rate earned on accruing assets for FINOVA Capital for each of the periods listed:

                                                      YEAR ENDED DECEMBER 31,
                                                ------------------------------------
                                                1998    1997    1996    1995    1994
                                                ----    ----    ----    ----    ----
Short-term and variable rate long-term
  debt(1).....................................   6.1%    6.4%    6.5%    7.2%    5.5%
Fixed-rate long-term debt(1)..................   7.0%    7.1%    7.2%    7.3%    8.1%
Aggregate borrowed funds(1)...................   6.4%    6.6%    6.8%    7.2%    6.3%
Rate earned on average earning assets(2)(3)...  12.1%   11.9%   11.6%   11.9%   11.3%
Operating margin percentage(4)................   6.4%    6.2%    5.8%    5.7%    5.9%

---------------
NOTES:

(1) Includes the effects of interest rate swap and hedge agreements.

(2) Earning assets are net of average nonaccruing assets and average deferred taxes applicable to leveraged leases.

(3) Earned amounts are net of depreciation.

(4) Represents operating margin as a percentage of average earning assets.

                            ------------------------

     The effective costs presented above include costs of commitment fees and related borrowing costs. They do not necessarily predict future costs of funds. For further information on FINOVA Capital's cost of funds, refer to Annex A, Notes E and F.

     Following are the ratios of income to combined fixed charges and preferred stock dividends ("ratio") for each of the past five years:

      YEAR ENDED DECEMBER 31,
  --------------------------------
  1998   1997   1996   1995   1994
  ----   ----   ----   ----   ----
  1.56   1.52   1.50   1.44   1.58
  ====   ====   ====   ====   ====

     Variations in interest rates generally do not have a substantial impact on the ratio because fixed-rate and floating-rate assets are generally matched with liabilities of similar rate and term.

     Income for combined fixed charges, for purposes of the computation of the above ratio, consists of income from continuing operations before income taxes and fixed charges. Combined fixed charges include interest and related debt expense, a portion of rental expense representative of interest, and preferred stock dividends grossed up to a pre-tax basis.

MATCHED FUNDING POLICY

     FINOVA Capital follows a "matched funding" policy. Under that policy, it funds its floating-rate assets (loans and leases to FINOVA's borrowers) with floating-rate liabilities (FINOVA's debt) and fixed-rate assets with fixed-rate liabilities, to the extent feasible. This policy helps protect FINOVA from changes in interest rates. For further discussion on FINOVA Capital's debt and matched funding policy, see Annex A, Notes E and F.

CREDIT RATINGS

     FINOVA Capital currently has investment-grade credit ratings from the following rating agencies:

                                                          COMMERCIAL    SENIOR
                                                            PAPER        DEBT
                                                          ----------    ------
Duff & Phelps Credit Rating Co. ........................      D1            A
Fitch Investors Services, Inc. .........................      F1            A
Moody's Investors Service, Inc. ........................      P2         Baa1
Standard & Poor's Ratings Group.........................      A2           A-

     In addition, FINOVA Finance Trust, a subsidiary trust of the Company, issued mandatory redeemable convertible preferred securities ("TOPrS") in December 1996 having investment-grade ratings as follows:

Duff & Phelps Credit Rating Co. ............................    BBB+
Fitch Investors Services, Inc. .............................      A-
Moody's Investors Services, Inc. ...........................    Baa2
Standard & Poor's Ratings Group.............................     BBB

     For further information relating to the TOPrS, refer to Annex A, Note G.

     Standard & Poor's Ratings Group changed on February 26, 1999 its rating of the TOPrS from BBB+ to BBB. The rating change was not a downgrade, but resulted from the new rating scale under which Standard & Poor's Ratings Group rates preferred stock two notches below the corporate or counter party credit rating of an investment-grade issuer such as FINOVA.

     There can be no assurance that these ratings will be maintained. The ratings can be modified at any time. A credit rating is not a recommendation to buy, sell or hold securities. Each rating should be evaluated independently of any other rating. None of FINOVA Capital's subsidiaries have applied for credit ratings.

RESIDUAL REALIZATION EXPERIENCE

     Each year since its inception, FINOVA Capital and its predecessors have earned total proceeds from the sale of assets upon lease termination (other than foreclosures) in excess of carrying amounts. There can be no assurance, however, that those results can be achieved in future years. Actual proceeds will depend on current market values for those assets at the time of sale. While market values are generally beyond the control of FINOVA, the Company has some discretion in the timing of sales of the assets. Sales proceeds on lease terminations in excess of carrying amounts are reported as gains on disposal of assets when the assets are sold.

     Income from leasing transactions is affected by gains from asset sales on lease termination and, hence, can be somewhat less predictable than income from non-leasing activities. During the five years ended December 31, 1998, the proceeds to FINOVA Capital from sales of assets on early termination of leases and at the expiration of leases have exceeded the carrying amounts and estimated residual values as follows:

                             EARLY TERMINATIONS (1)          TERMINATIONS AT END OF LEASE TERM
                       ----------------------------------    ----------------------------------
                                                                                      PROCEEDS
                                                PROCEEDS                 ESTIMATED    AS A % OF
                                   CARRYING     AS A % OF                RESIDUAL     ESTIMATED
                        SALES       AMOUNT      CARRYING      SALES      VALUE OF     RESIDUAL
YEAR                   PROCEEDS    OF ASSETS     AMOUNT      PROCEEDS     ASSETS        VALUE
----                   --------    ---------    ---------    --------    ---------    ---------
                                                (DOLLARS IN THOUSANDS)
1998.................  $ 82,671     $67,650        122%      $40,571      $35,647        114%
1997.................   114,680      96,656        119%       63,733       58,127        110%
1996.................    87,311      75,910        115%       15,634       13,872        113%
1995.................     1,402         905        155%       44,395       37,053        120%
1994.................     6,477       5,865        110%       15,287       14,164        108%

---------------
NOTE:

(1) Excludes foreclosures for credit reasons, which are immaterial.

     The estimated residual value of direct finance and leveraged lease assets in the accounts of FINOVA Capital at December 31, 1998 was 37.3% of the original cost of those assets (30.1% excluding the original costs of the assets and residuals applicable to real estate leveraged leases, which typically have higher residuals than other leases). The financing contracts and leases outstanding at that date had initial terms ranging generally from one to 25 years. The average initial term weighted by carrying amount at inception and the average remaining term weighted by remaining carrying amount of financing contracts at December 31, 1998 for financing contracts excluding leveraged leases were 7.5 and 5.4 years, respectively, and for leveraged leases were approximately 18.9 and 11.4 years, respectively. The comparable average initial term and remaining term at December 31, 1997 for financing contracts excluding leveraged leases were 7.6 and 5.1 years, respectively, and for leveraged leases were approximately 17.5 and 11.9 years, respectively. FINOVA Capital uses either employed or outside appraisers to determine the collateral value of assets to be leased or financed and the estimated residual or collateral value thereof at the expiration of each lease. Actual proceeds could differ from those appraised values.

     For a discussion of accounting for lease transactions, refer to Annex A, Notes A and C.

BUSINESS DEVELOPMENT AND COMPETITION

     FINOVA Capital develops business primarily through direct solicitation by its own sales force. Customers are also introduced by independent brokers and referred by other financial institutions and other sources.

     FINOVA Capital is engaged in an extremely competitive activity. It competes with banks, insurance companies, leasing companies, the credit units of equipment manufacturers and other finance companies. Some of these competitors have substantially greater financial resources and are able to borrow at costs below those of FINOVA Capital. FINOVA Capital's principal means of competition is through a combination of service, structure and innovation in transactions, the interest rate charged for money and concentration in focused market niches. The interest rate FINOVA Capital charges for money is a function of its borrowing costs, its operating costs and other factors. While many of FINOVA Capital's larger competitors are able to offer lower interest rates based upon their lower borrowing costs, FINOVA Capital seeks to maintain the competitiveness of the interest rates it offers by emphasizing strict control of its operating costs.

FINOVA's ability to manage costs is, in part, dependent on factors beyond the Company's control, such as the cost of funds, outside litigation expenses and competitive salaries.

CREDIT QUALITY

     FINOVA Capital has maintained a high-quality asset base through the use of clearly defined underwriting standards, portfolio management techniques, monitoring of covenant compliance and active collections and workout efforts.

RISK MANAGEMENT

     FINOVA Capital generally investigates its prospective customers through a review of historical financial statements, published credit reports, credit references, discussions with management, analysis of location feasibility, personal visits and collateral appraisals and inspections. In many cases, depending upon the results of its credit investigations and the nature of the financing being provided, FINOVA Capital obtains additional collateral or guarantees from others. As part of its underwriting process, FINOVA Capital considers the management, industry, financial position and collateral being provided by a proposed borrower or lessee. The purpose, term, amortization and amount of any proposed transaction generally must be clearly defined and within established corporate guidelines. In addition, FINOVA attempts to avoid undue concentrations in any one customer, industry or geographic region.

     - Management. FINOVA Capital considers the reputation, experience and depth of management; quality of product or service; adaptability to changing markets and demand; and prior banking, finance and trade relationships.

     - Industry. FINOVA Capital evaluates critical aspects of each industry to which it lends, including general trend, seasonality and cyclicality; governmental regulation; the effects of taxes; the economic value of goods or services provided; and potential environmental or other liabilities.

     - Financial. FINOVA Capital's review of a prospective borrower normally includes a thorough analysis of the borrower's financial performance. Items considered include net worth; composition of assets and liabilities; debt service coverage; liquidity; sales growth and earning power; and cash flow generation and reliability.

     - Collateral. FINOVA Capital regards collateral as an important factor in a credit evaluation and, for collateral dependent transactions, has established maximum loan to value ratios, normally ranging from 60%-90%, for each of its lines of business.

     The underwriting process includes, in addition to the analysis of the factors noted above, the design and implementation of transaction structures and strategies to mitigate identified risks; a review of transaction pricing relative to product-specific return requirements and acknowledged risk elements; a multi-step, interdepartmental review and approval process with varying levels of authority based on the size of the transaction; and periodic interdepartmental reviews and revision of underwriting guidelines.

     FINOVA Capital also monitors portfolio concentrations in the areas of total exposure to a single borrower and related entities, within a given geographical area and with respect to an industry and/or product type within an industry. FINOVA Capital has established concentration guidelines for each line of business. Geographic concentrations are reviewed periodically and evaluated based on historic loan experience and prevailing market and economic conditions.

     FINOVA Capital's financing contracts and leases generally require the customer to pay taxes, license fees and insurance premiums and to perform maintenance and repairs at the customer's expense. Contract payment rates are based on several factors, including the cost of borrowed funds, term of contract, credit-worthiness of the prospective customer, type and nature of collateral and other security and, in leasing transactions, the timing of tax effects and estimated residual values. In direct finance lease transactions, lessees generally are granted an option to purchase the equipment at the end of the lease term at its then fair market value or, in some cases, are granted an option to renew the lease at its then fair rental value. The extent to which lessees exercise their options to purchase leased equipment varies from year to year, depending on, among other factors, the state of the economy, the financial condition of the lessee, interest rates and technological developments.

PORTFOLIO MANAGEMENT

     In addition to the review at the time of original underwriting, FINOVA Capital attempts to preserve and enhance the earnings quality of its portfolio through proactive management of its financing relationships with its clients. This process includes the periodic appraisal or verification of the collateral to determine loan exposure and residual values; sales of residuals and warrants to generate supplemental income; and review and management of covenant compliance. The Portfolio Management department or dedicated personnel within the business units regularly review financial statements to assess customer cash flow performance and trends; periodically confirm operations of the customer; conduct periodic reappraisals of the underlying collateral; seek to identify issues concerning the vulnerabilities of the customer; seek to resolve outstanding issues with the borrower; periodically review and address covenant compliance issues; and prepare periodic summaries of the aggregate portfolio quality and concentrations for management review.

     Evaluation for loan impairment is performed as a part of the portfolio management review process. When a loan is determined to be impaired, a write-down is taken or an impairment reserve is established based on the difference between the recorded balance of the loan ("carrying amount") and the fair value of the asset.

DELINQUENCIES AND WORKOUTS

     FINOVA Capital monitors the timing of payments on its accounts. For term loans and leases, when an invoice is 10 days past due, the customer is generally contacted, and a determination is made as to the extent of the problem, if any. A commitment for immediate payment is pursued and the account is observed closely. If satisfactory results are not obtained in communication with the customer, the guarantor(s) are usually contacted to advise them of the situation and the potential obligation under the guarantee agreement. If an invoice becomes 31 days past due, it is reported as delinquent. A notice of default is generally sent prior to an invoice becoming 45 days past due and, between 60 and 90 days past the due date, if satisfactory negotiations are not underway, outside counsel generally is retained to help protect FINOVA Capital's rights and to pursue its remedies.

     When accounts become more than 90 days past due income recognition is usually suspended, and FINOVA Capital vigorously pursues its legal remedies. Foreclosed or repossessed assets are considered to be nonperforming, and are reported as such unless the assets generate sufficient cash to result in a reasonable rate of return. Those accounts are continually reviewed, and write-downs are taken as deemed necessary. While pursuing collateral and obligors, FINOVA Capital generally continues to negotiate the restructuring or other settlement of the debt, as appropriate.

     Management believes that collateral values significantly reduce loss exposure and that the reserve for credit losses is adequate. For additional information regarding the reserve for credit losses, see Annex A, Note D.

GOVERNMENTAL REGULATION

     FINOVA Capital's domestic activities, including the financing of its operations, are subject to a variety of federal and state regulations such as those imposed by the Federal Trade Commission, the Securities and Exchange Commission, the Consumer Credit Protection Act, the Equal Credit Opportunity Act and the Interstate Land Sales Full Disclosure Act. Additionally, a majority of states have ceilings on interest rates chargeable to customers in financing transactions. Some of FINOVA Capital's financing transactions and mortgage broker activities are subject to additional government regulation. For example, aircraft leasing is regulated by the Federal Aviation Administration , and Communications Finance is regulated by the Federal Communication Commission. FINOVA Capital's international activities are also subject to a variety of laws and regulations of the countries in which the business is conducted.

EMPLOYEES

     At December 31, 1998, the Company had 1,262 employees compared to 958 at December 31, 1997. The increase primarily included employees from FINOVA Realty Capital ("FRC"), which was not consolidated until 1998, and employees from companies acquired in 1998. None of the employees were covered by collective bargaining agreements. FINOVA believes its employee relations are satisfactory.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements in this report are "forward-looking," in that they do not discuss historical fact but instead note future expectations, projections, intentions or other items. These forward-looking statements include matters in the sections of this report captioned "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Quantitative and Qualitative Disclosures About Market Risk". They are also made in documents incorporated in this report by reference, or in which this report may be incorporated, such as a prospectus.

     Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause FINOVA's actual results or performance to differ materially from those contemplated by the forward-looking statements. Many of those factors are noted in conjunction with the forward-looking statements in the text. Other important factors that could cause actual results to differ include:

     - The results of FINOVA's efforts to implement its business strategy. Failure to fully implement its business strategy might result in decreased market penetration, adverse effects on results of operations and other adverse results.

     - The effect of economic conditions and the performance of FINOVA's borrowers. Economic conditions in general or in particular market segments could impact the ability of FINOVA's borrowers to operate or expand their businesses, which might result in decreased performance for repayment of their obligations or reduce demand for additional financing needs. The rate of borrower defaults or bankruptcies may increase.

     - Actions of FINOVA's competitors and FINOVA's ability to respond to those actions. As noted in "Business Development and Competition," FINOVA seeks to remain competitive without sacrificing prudent lending standards. Doing business under those standards becomes more difficult, however, when competitors offer financing with lower pricing or less stringent criteria. FINOVA may not be successful in maintaining and continuing asset growth at historic levels.

     - The cost of FINOVA's capital. That cost depends on many factors, some of which are beyond FINOVA's control, such as its portfolio quality, ratings, prospects and outlook. Changes in the interest rate environment may reduce or eliminate profit margins.

     - Changes in government regulations, tax rates and similar matters. For example, government regulations could significantly increase the cost of doing business or could eliminate certain tax advantages of some of FINOVA's financing products.

     - Necessary technological changes (including those addressing "Year 2000" data systems issues) may be more difficult, expensive or time consuming than anticipated.

     - Costs or difficulties related to integration of acquisitions.

     - Other risks detailed in FINOVA's other SEC reports or filings.

     FINOVA does not intend to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements. FINOVA cannot predict the risk from reliance on forward-looking statements in light of the many factors that could affect their accuracy.

ITEM 2.  PROPERTIES.

     FINOVA's principal executive offices are located in premises leased from FP Arizona, Inc. in Phoenix, Arizona. FINOVA Capital operates various additional offices in the United States, one in Canada and one in Europe. All these properties are leased. Alternative office space could be obtained without difficulties in the event leases are not renewed. FINOVA has entered into a lease agreement for new executive offices which are presently under construction. Those facilities are expected to be completed in the fourth quarter of 1999.

ITEM 3.  LEGAL PROCEEDINGS.

     FINOVA is a party either as plaintiff or defendant to various actions, proceedings and pending claims, including legal actions, some of which involve claims for compensatory, punitive or other damages in significant amounts. Litigation often results from FINOVA's attempts to enforce its lending agreements against borrowers and other parties to those transactions. Litigation is subject to many uncertainties. It is possible that some of the legal actions, proceedings or claims could be decided against FINOVA. Although the ultimate amount for which FINOVA may be held liable, if any, is not ascertainable, FINOVA believes that any resulting liability would not materially affect its financial position or results of operations.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

     No matters were submitted to a vote of security holders during the fourth quarter of 1998.

OPTIONAL ITEM.  EXECUTIVE OFFICERS OF REGISTRANT.

     Set forth below is information with respect to those individuals who serve as executive officers of FINOVA, including those officers of FINOVA Capital who are responsible for its principal business units.

               NAME                   AGE                   POSITION AND BACKGROUND
               ----                   ---    ------------------------------------------------------
Samuel L. Eichenfield.............    61     Chairman, President and Chief Executive Officer of
                                             FINOVA and FINOVA Capital for more than five years.
Matthew M. Breyne.................    41     Executive Vice President of FINOVA since 1998. Before
                                             that he was Group Vice President -- Communications
                                             Finance and Franchise Finance or similar positions of
                                             FINOVA Capital for more than five years.
Derek C. Bruns....................    39     Senior Vice President -- Internal Audit or similar
                                             positions of FINOVA for more than five years.
William J. Hallinan...............    56     Senior Vice President -- General Counsel and Secretary
                                             or similar positions of FINOVA and FINOVA Capital for
                                             more than five years.
Bruno A. Marszowski...............    57     Senior Vice President -- Controller and Chief
                                             Financial Officer of FINOVA and FINOVA Capital since
                                             1994. Before that he was Vice President -- Controller
                                             of FINOVA and FINOVA Capital for more than five years.
William C. Roche..................    45     Senior Vice President -- Human Resources & Facilities
                                             Planning of FINOVA and FINOVA Capital for more than
                                             five years.
Meilee Smythe.....................    43     Senior Vice President -- Treasurer of FINOVA and
                                             FINOVA Capital since 1998. Before that she was Vice
                                             President -- Assistant Treasurer for FINOVA and FINOVA
                                             Capital for more than five years.
John J. Bonano....................    56     Executive Vice President or similar positions of
                                             FINOVA Capital for more than five years.
Jack Fields, III..................    44     Executive Vice President or similar positions of
                                             FINOVA Capital for more than five years.
Robert M. Korte...................    43     Executive Vice President of FINOVA Capital since 1998.
                                             Before that he was Senior Vice President -- Strategy
                                             and Technology of FINOVA since 1994 and Vice
                                             President-Human and Corporate Development of FINOVA
                                             and FINOVA Capital since 1991.
Gregory C. Smalis.................    46     Executive Vice President -- Portfolio Management or
                                             similar positions for more than five years and a
                                             Director of FINOVA Capital since 1993.

                                    PART II

ITEM 5. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY & RELATED SHAREOWNER MATTERS.

     The FINOVA Group Inc.'s common stock trades on the New York Stock Exchange. The following tables summarize the high and low market prices as reported on the New York Stock Exchange Composite Tape and the cash dividends declared from January 1, 1997 through December 31, 1998. Amounts have been restated to give effect to a stock split effective October 1, 1997.

                                                       SALES PRICE RANGE OF COMMON STOCK
                                                       ---------------------------------
                                                            1998               1997
                                                       --------------     --------------
QUARTERS:                                              HIGH      LOW      HIGH      LOW
---------                                              -----     ----     -----     ----
First................................................   $60 1/4  $45 1/2   $39 1/2  $31 7/8
Second...............................................    63 1/2   53 5/16   38 7/8   32 1/16
Third................................................    65 1/8   41 1/16   48 1/4   37 7/8
Fourth...............................................    56 3/8   35 9/16   50       40 1/4

                                                                DIVIDENDS
                                                               DECLARED ON
                                                               COMMON STOCK
                                                              --------------
                                                              1998     1997
                                                              -----    -----
February....................................................  $0.14    $0.12
May.........................................................   0.14     0.12
August......................................................   0.16     0.14
November....................................................   0.16     0.14
                                                              -----    -----
                                                              $0.60    $0.52
                                                              =====    =====

     Quarterly dividends have been paid on the first business day of each calendar quarter. FINOVA anticipates it will continue to pay regular quarterly dividends on the first business day of January, April, July and October. In February 1999, the Board of Directors declared a dividend of $0.16 per share, payable April 1, 1999, for shareowners of record on February 26, 1999. The declaration of dividends and their amounts are at the discretion of the Board of Directors of FINOVA, and there can be no assurance that additional dividends will be declared.

     FINOVA Capital is restricted in its ability to pay dividends to The FINOVA Group Inc. The agreements pertaining to long-term debt include various restrictive covenants and require the maintenance of certain defined financial ratios with which FINOVA and FINOVA Capital have complied. Under one of these covenants, dividend payments from FINOVA Capital to FINOVA Group are limited to 50 percent of accumulated earnings after December 31, 1991.

     As of February 26, 1999, there were approximately 22,200 holders of record of The FINOVA Group Inc.'s common stock. The closing price of the common stock on that date was $50 13/16.

ITEM 6.  SELECTED FINANCIAL DATA.

     The following table summarizes selected financial data of FINOVA, which have been derived from the audited Consolidated Financial Statements of FINOVA for each of the years ended December 31, 1998, 1997, 1996, 1995 and 1994. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements of FINOVA and the Notes included in Annex A, as well as the remainder of this report. Prior years have been reclassified to conform to 1998 presentation and restated to exclude operations which were discontinued in 1996 and to reflect a two-for-one stock split in 1997; for further detail, see Annex A, Note H.

                                                  YEAR ENDED DECEMBER 31,
                            -------------------------------------------------------------------
                               1998          1997          1996          1995          1994
                            -----------   -----------   -----------   -----------   -----------
                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATIONS:
Income earned from
  financing
  transactions............  $ 1,021,977   $   897,996   $   769,346   $   680,912   $   463,404
Interest margins earned...      472,536       408,914       340,517       287,880       216,667
Volume-based fees.........       77,723        46,728        28,588        21,204        10,796
Provision for credit
  losses..................       82,200        69,200        41,751        37,568        10,439
Gains on disposal of
  assets..................       55,024        30,261        12,949        10,889         3,877
Income from continuing
  operations..............      169,737       139,098       116,493        93,798        73,770
Net income................      169,737       139,098       117,000        97,629        74,313
Basic earnings from
  continuing operations
  per share...............         3.03          2.56          2.14          1.72          1.48
Basic earnings per share..         3.03          2.56          2.15          1.79          1.49
Basic adjusted weighted
  average outstanding
  shares..................   55,946,000    54,405,000    54,508,000    54,633,000    49,765,000
Diluted earnings from
  continuing operations
  per share...............  $      2.86   $      2.42   $      2.08   $      1.69   $      1.46
Diluted earnings per
  share...................         2.86          2.42          2.09          1.76          1.47
Diluted adjusted weighted
  average shares..........   60,705,000    59,161,000    56,051,000    55,469,000    50,436,000
Dividends declared per
  common share............  $      0.60   $      0.52   $      0.46   $      0.42   $      0.37
Dividend payout ratio.....         19.9%         20.5%         21.7%         24.6%         26.3%
FINANCIAL POSITION:
Investment in financing
  transactions............  $10,011,536   $ 8,399,456   $ 7,298,759   $ 6,348,079   $ 5,342,979
Nonaccruing assets........      205,233       187,356       155,505       143,127       149,046
Reserve for credit
  losses..................      207,618       177,088       148,693       129,077       110,903
Total assets..............   10,450,314     8,719,840     7,526,734     7,036,514     5,821,343
Deferred income taxes.....      347,373       274,761       244,208       209,512       188,887
Total debt................    8,394,578     6,764,581     5,850,223     5,649,368     4,573,354
Company-obligated
  mandatory redeemable
  convertible preferred
  securities of subsidiary
  trust solely holding
  convertible debentures
  of FINOVA ("TOPrS").....      111,550       111,550       111,550
Shareowners' equity.......    1,177,345     1,090,454       929,591       825,184       770,252

                                                                        DECEMBER 31,
                                                              --------------------------------
                                                              1998   1997   1996   1995   1994
                                                              ----   ----   ----   ----   ----
RATIOS:
Reserve for credit losses/managed assets(1)(2)..............   2.0%   2.0%   2.0%   2.0%   2.1%
Nonaccruing assets/managed assets(1)........................   2.0%   2.1%   2.0%   2.2%   2.8%
Total debt to equity(3).....................................   6.5x   5.6x   5.6x   6.8x   5.9x
Return on average common equity(4)..........................  14.9%  14.3%  13.3%  11.8%  11.1%
Return on average funds employed(4)(5)......................   1.9%   1.8%   1.8%   1.7%   1.8%
Equity to assets(3).........................................  12.3%  13.8%  13.8%  11.7%  13.2%

---------------
NOTES:

(1) Managed assets exclude participations.

(2) Managed assets exclude financing contracts held for sale.

(3) Equity in 1998, 1997 and 1996 includes the TOPrS noted above.

(4) Return represents income from continuing operations.

(5) Average funds employed excludes deferred taxes applicable to leveraged leases.

                            ------------------------

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     See pages 3 -- 12 of Annex A.

ITEM 7A  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

     See pages 12 -- 13 of Annex A.

ITEM 8.  FINANCIAL STATEMENTS & SUPPLEMENTARY DATA.

     1. Financial Statements -- See Item 14 hereof and Annex A.

     2. Supplementary Data -- See Condensed Quarterly Results included in Supplemental Selected Financial Data of Notes to Consolidated Financial Statements included in Annex A.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING & FINANCIAL DISCLOSURE.

     NONE.

                                    PART III

ITEM 10.  DIRECTORS & EXECUTIVE OFFICERS OF THE REGISTRANT.

     The information concerning FINOVA's directors is incorporated by reference from FINOVA's Proxy Statement issued in connection with its 1999 Annual Meeting of Shareowners (the "Proxy Statement"). For this proxy statement/prospectus considering the Sirrom merger, that information is also contained in Appendix E, and is incorporated into this item by reference until superseded by the Proxy Statement.

     For information regarding FINOVA's executive officers, see the Optional
Item in Part I, following Item 4.

ITEM 11.  EXECUTIVE COMPENSATION.

     The information required by this item is incorporated by reference from the Proxy Statement. For this proxy statement/prospectus considering the Sirrom merger, that information is also contained in Appendix E, and is incorporated into this item by reference until superseded by the Proxy Statement.

ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS & MANAGEMENT.

     The information required by this item is incorporated by reference from the Proxy Statement.

ITEM 13.  CERTAIN RELATIONSHIPS & RELATED TRANSACTIONS.

     The information required by this item is incorporated by reference from the Proxy Statement. For this proxy statement/prospectus considering the Sirrom merger, that information is also contained in Appendix E, and is incorporated into this item by reference until superseded by the Proxy Statement.

                                    PART IV

ITEM 14.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K.

     (a) Documents filed.

        1.  Financial Statements.

           (i) The following financial statements of FINOVA are included in Annex A:

                                                     ANNEX A
                                                      PAGE
                                                     -------
Financial Highlights...............................     1-2
Management's Discussion and Analysis of Financial
  Condition and Results of Operations..............    3-12
Quantitative and Qualitative Disclosures about
  Market Risk......................................      13
Report of Management and Independent Auditors'
  Report...........................................   14-15
Consolidated Balance Sheets........................      16
Statements of Consolidated Income..................      17
Statements of Consolidated Shareowners' Equity.....      18
Statements of Consolidated Cash Flows..............      19
Notes to Consolidated Financial Statements.........   20-44
Supplemental Selected Financial Data...............   45-46

        2. All Schedules have been omitted because they are not applicable or the required information is shown in the financial statements or related notes.

        3.  Exhibits.

EXHIBIT NO.
-----------
(3.A)         Certificate of Incorporation, as amended through the date of this filing (incorporated by reference from FINOVA's report on Form 10-K for the year ended December 31, 1994 (the "1994
              10-K"), Exhibit 3.A).

EXHIBIT NO.
-----------
(3.B)         Proposed amendment to the Certificate of Incorporation to
              increase the number of authorized shares, which is subject to shareowner approval (incorporated by reference from the
              1999 Proxy Statement).
(3.C)         Bylaws, as amended through the date of this filing
              (incorporated by reference from FINOVA's report on Form 10-K for the year ended December 31, 1995 (the "1995 10-K")
              Exhibit 3.B).
(4.A)         Form of FINOVA's Common Stock Certificate (incorporated by reference from the 1994 10-K, Exhibit 4.B).
(4.B)         Relevant portions of FINOVA's Certificate of Incorporation and Bylaws included in Exhibits 3.A, 3.B and 3.C above are incorporated by reference.
(4.C)         Rights Agreement dated as of February 15, 1992 between
              FINOVA and the Rights Agent named therein, as amended
              (incorporated by reference from FINOVA's report on Form 8-K dated September 21, 1995, Exhibit 4.1).
(4.C.1)       Acceptance of Successor Trustee to Appointment under Rights
              Agreement noted in 4.C above (incorporated by reference from
              FINOVA's report on Form 8-K, dated November 30, 1995,
              Exhibit 4).
(4.D)         Long-term debt instruments with principal amounts not
              exceeding 10% of FINOVA's total consolidated assets are not filed as exhibits to this report. FINOVA will furnish a copy of those agreements to the SEC upon its request.
(4.E)         Form of Indenture dated as of September 1, 1992 between
              FINOVA Capital and the Trustee named therein (incorporated by reference from the Greyhound Financial Corporation
              Registration Statement on Form S-3, Registration No.
              33-51216, Exhibit 4).
(4.F)         Form of Indenture dated as of October 1, 1995 between FINOVA
              Capital and the Trustee named therein (incorporated by
              reference from FINOVA Capital's report on Form 8-K dated
              October 25, 1995, Exhibit 4.1).
(4.G)         Indenture, dated as of December 11, 1996, between FINOVA and
              Fleet National Bank as trustee (incorporated by reference
              from FINOVA's report on Form 8-K dated December 20, 1996,
              (the "December 1996 8-K"), Exhibit 4.1).
(4.G.1)       Amended and Restated Declaration of Trust, dated as of
              December 11, 1996, among Bruno A. Marszowski and Robert J.
              Fitzsimmons, as Regular Trustees, First Union Bank of
              Delaware, as Delaware Trustee, Fleet National Bank, as
              Property Trustee, and FINOVA (incorporated by reference from the December 1996 8-K, Exhibit 4.2).
(4.G.2)       Preferred Security Guarantee, dated as of December 11, 1996, between FINOVA and Fleet National Bank, as trustee
              (incorporated by reference from the December 1996 8-K,
              Exhibit 4.3).
(4.G.3)       Form of 5 1/2% Convertible Subordinated Debenture
              (incorporated by reference from the December 1996 8-K,
              Exhibit 4.4).
(4.G.4)       Form of Preferred Security (TOPrS) (incorporated by
              reference from the December 1996 8-K, Exhibit 4.5).
(4.H)         Form of Indenture, dated as of March 20, 1998, between
              FINOVA, FINOVA Capital and The First National Bank of
              Chicago as Trustee (incorporated by reference from FINOVA
              and FINOVA Capital's registration statement on Form S-3,
              Registration No. 333-38171, Exhibit 4.8).
(4.I)         Announcement of 2-for-1 Stock Split (incorporated by
              reference from FINOVA's August 14, 1998 8-K, Exhibit 28).

EXHIBIT NO.
-----------
(4.I.1)       Letter to shareowners regarding FINOVA's 2-for-1 Stock Split
              (incorporated by reference from FINOVA's October 1, 1998
              8-K, Exhibit 28.A).
(4.I.2)       Letter to holders of Preferred Securities regarding the
              2-for-1 common stock split and resulting adjustment in
              conversion price applicable to the Convertible Trust
              Originated Preferred Securities of FINOVA Finance Trust
              (incorporated by reference from FINOVA's October 1, 1998
              8-K, Exhibit 28.B).
(4.J)         1992 Stock Incentive Plan, as amended through the date of
              this filing (incorporated by reference from the 1997 10-K,
              Exhibit 4.J).+
(4.K)         Sirrom Capital Corporation Amended and Restated 1994 Stock
              Option Plan.*
(4.L)         Sirrom Capital Corporation Amended and Restated 1995 Stock
              Option Plan for Non-employee Directors.*
(4.M)         Sirrom Capital Corporation Amended and Restated 1996
              Incentive Stock Option Plan.*
(4.N)         Director resolutions dated February 11, 1999, regarding
              adoption of the Sirrom stock option plans.*
(10.A)        Sixth Amendment and Restatement dated as of May 16, 1994 of the Credit Agreement dated as of May 31, 1976 among FINOVA
              Capital and the lender parties thereto, and Bank of America
              National Trust and Savings Association, Bank of Montreal,
              Chemical Bank, Citibank, N.A. and National Westminister Bank
              USA, as agents (the "Agents") and Citibank, N.A., as
              Administrative Agent (incorporated by reference from
              FINOVA's report on Form 8-K dated May 23, 1994, Exhibit
              10.1).
(10.A.1)      First Amendment dated as of September 30, 1994, to the Sixth
              Amendment and Restatement, noted in 10.A above (incorporated by reference from the 1994 10-K, Exhibit 10.A.1).
(10.A.2)      Second Amendment dated as of May 11, 1995 to the Sixth
              Amendment and Restatement noted in 10.A above (incorporated by reference from FINOVA's Quarterly Report on Form 10-Q for the period ending September 30, 1995 ( the "3Q95 10-Q"),
              Exhibit 10.A).
(10.A.3)      Third Amendment dated as of November 1, 1995 to Sixth
              Amendment noted in 10.A above (incorporated by reference
              from the 3Q95 10-Q, Exhibit 10.B).
(10.A.4)      Fourth Amendment dated as of May 15, 1996, to Sixth
              Amendment noted in 10.A above (incorporated by reference
              from the 1996 10-K, Exhibit 10.A.4).
(10.A.5)      Fifth Amendment dated as of May 20, 1998 to Sixth Amendment noted in 10.A above (incorporated by reference from the 1997
              10-K, Exhibit 10.A.5).
(10.B)        Credit Agreement (Short-Term Facility) dated as of May 16,
              1994 among FINOVA Capital, the Lender parties thereto, the
              Agents and Citibank, N.A., as Administrative Agent
              (incorporated by reference from FINOVA's report on Form 8-K dated May 23, 1994, Exhibit 10.2).
(10.B.1)      First Amendment dated as of September 30, 1994 to the Credit
              Agreement noted in 10.B above (incorporated by reference
              from the 1994 10-K, Exhibit 10.B.1).
(10.B.2)      Second Amendment to Short-Term Facility noted in 10.B above
              (incorporated by reference from the 3Q95 10-Q, Exhibit
              10.C).
(10.B.3)      Third Amendment to Short-Term Facility noted in 10.B above
              (incorporated by reference from the 3Q95 10-Q, Exhibit
              10.D).
(10.B.4)      Fourth Amendment to Short-Term Facility noted in 10.B above
              (incorporated by reference from 1996 10-K, Exhibit B.4).

EXHIBIT NO.
-----------
(10.B.5)      Fifth Amendment to Short-Term Facility noted in 10.B above
              (incorporated by reference from the 1997 10-K, Exhibit
              10.B.5).+
(10.C)        1998 Management Incentive Plan (incorporated by reference
              from the 1997 10-K, Exhibit 10.C.)+
(10.D)        1999 Management Incentive Plan.*+
(10.E.1)      1996 -- 1998 Performance Share Incentive Plan (incorporated by reference from 1996 10-K, Exhibit 10.E.3).+
(10.E.2)      1997 -- 1999 Performance Share Incentive Plan (incorporated by reference from the 1997 10-K, Exhibit 10.E.3).+
(10.E.3)      1998 -- 2000 Performance Share Incentive Plan (incorporated by reference from the 1997 10-K, Exhibit 10.E.4).+
(10.E.4)      1999 -- 2001 Performance Share Incentive Plan.*+
(10.F)        Employment Agreement with Samuel L. Eichenfield dated March
              16, 1996 (incorporated by reference from the 1995 10-K,
              Exhibit 10.F.3).+
(10.F.1)      Amendment to Employment Agreement referenced in 10.F above
              (incorporated by reference from the 1996 10-K, Exhibit
              10.F.2).+
(10.F.2)      Second Amendment to Employment Agreement referenced in 10.F above (incorporated by reference from the 2Q97 10-Q, Exhibit
              10).+
(10.G)        Employment Agreement with William J. Hallinan, dated
              February 25, 1992 (incorporated by reference from the 1992
              10-K, Exhibit 10.1).+
(10.H)        Amended and Restated Supplemental Pension Plan,
              (incorporated by reference from the 1996 10-K, Exhibit
              10.1).+
(10.I)        A description of FINOVA's policies regarding compensation of directors is incorporated by reference from the 1999 Proxy
              Statement.+
(10.J)        Directors Deferred Compensation Plan (incorporated by
              reference from the 1992 10-K, Exhibit 10.O).+
(10.K)        Directors' Retirement Benefit Plan (incorporated by
              reference from FINOVA's report on Form 10-K for the year
              ended December 31, 1993 (the "1993 10-K"), Exhibit 10.OO).+
(10.L)        Directors' Charitable Awards Program (incorporated by
              reference from the 1994 10-K, Exhibit 10.CC).+
(10.M)        Deferred Compensation Plan (incorporated by reference from the 1995 10-K, Exhibit 10.N).+
(10.N)        Bonus KEYSOP Plan (incorporated by reference from the 1997
              10-K, Exhibit 10.N).+
(10.N.1)      Bonus KEYSOP Trust Agreement (incorporated by reference from the 1997 10-K, Exhibit 10.N.1).+
(10.O)        FINOVA's Executive Officer Loan Program Policies and
              Procedures, (incorporated by reference from the 1996 10-K,
              Exhibit 10.U).+
(10.P.1)      FINOVA's Executive Severance Plan for Tier 1 Employees
              (incorporated by reference from the 1995 10-K, Exhibit
              10.C.1).+
(10.P.2)      FINOVA's Executive Severance Plan for Tier 2 Employees
              (incorporated by reference from the 1995 10-K, Exhibit
              10.C.2).+
(10.Q.1)      Value Sharing Plan for the Chief Executive Officer
              (incorporated by reference from the 3Q95 10-Q, Exhibit
              10.L).+
(10.Q.2)      Value Sharing Plan for Executive Officers and Key Employees
              (incorporated by reference from the 3Q95 10-Q, Exhibit
              10.K).+
(10.R)        Tax Sharing Agreement dated February 19, 1992 among FINOVA,
              The Dial Corp and others (incorporated by reference from the
              1992 10-K, Exhibit 10.KK).
(10.S)        1992 Stock Incentive Plan (incorporated by reference from
              the 1997 10-K, Exhibit 4.J).+

EXHIBIT NO.
-----------
(10.T)        Documents relating to the mini-CMBS Program:
              FINOVA Commercial Mortgage Loan Owner Trust 1998-1.
              Commercial Mortgage Loan Asset Backed Certificates 1998-1.*
(10.T.1)      Certificate Purchase Agreement dated as of September 29,
              1998.*
(10.T.2)      Trust and Servicing Agreement dated as of September 1,
              1998.*
(10.T.3)      Loan Purchase Agreement dated as of September 1, 1998.*
(10.T.4)      Amendment No. 1 to the Trust and Servicing Agreement dated as of December 8, 1998.*
(10.T.5)      Amendment No. 2 to the Trust and Servicing Agreement dated as of December 29, 1998.*
(10.T.6)      Custodial Agreement dated as of September 1, 1998.*
(10.T.7)      Administration Agreement dated as of September 1, 1998.*
(12)          Computation of Ratio of Income to Combined Fixed Charges and
              Preferred Stock Dividends.*
(21)          Subsidiaries.*
(23)          Independent Auditors' Consent.*
(24)          Powers of Attorney.*
(27)          Financial Data Schedule for the year ended December 31,
              1998.*

---------------
* Filed with this report.

+ Relating to management compensation.

     (b) Reports on Form 8-K.

     A report on Form 8-K, dated January 14, 1999, was filed by FINOVA which reported under Items 5 and 7 the revenues, net income and selected financial data and ratios for the fourth quarter and year ended December 31, 1998 (unaudited).

     A report on Form 13-D, dated January 6, 1999, was filed by FINOVA which reported under Item 4 the Agreement and Plan of Merger between FINOVA and Sirrom Capital Corporation.

SIGNATURES

     Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the capacities indicated, in Phoenix, Arizona on March 1, 1999.

                                          THE FINOVA GROUP INC.

                                          By:  /s/ SAMUEL L. EICHENFIELD
                                            ------------------------------------
                                                   Samuel L. Eichenfield
                                               Chairman, President and Chief
                                                      Executive Officer
                                                 (Chief Executive Officer)

                                          By:   /s/ BRUNO A. MARSZOWSKI
                                            ------------------------------------
                                                    Bruno A. Marszowski
                                            Senior Vice President -- Controller
                                                             and
                                                  Chief Financial Officer
                                              (Chief Accounting and Financial
                                                           Officer)

     Pursuant to the requirements of the Securities Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:


                          *                                                         *
-----------------------------------------------------       -----------------------------------------------------
            Robert H. Clark, Jr. (Director)                           G. Robert Durham (Director)
                    March 1, 1999                                             March 1, 1999

             /s/ SAMUEL L. EICHENFIELD                                              *
-----------------------------------------------------       -----------------------------------------------------
          Samuel L. Eichenfield (Chairman)                            James L. Johnson (Director)
                    March 1, 1999                                             March 1, 1999

                          *                                                         *
-----------------------------------------------------       -----------------------------------------------------
             Kenneth R. Smith (Director)                                Shoshana B. Tancer (Director)
                    March 1, 1999                                             March 1, 1999

                          *                                                         *
-----------------------------------------------------       -----------------------------------------------------
              John W. Teets (Director)                                 Constance R. Curran (Director)
                    March 1, 1999                                             March 1, 1999

---------------

* Signed pursuant to Powers of Attorney dated February 11, 1999.

              /s/ BRUNO A. MARSZOWSKI
-----------------------------------------------------
                Bruno A. Marszowski
                 Attorney-in-Fact
                  March 1, 1999

                                    ANNEX A

                             THE FINOVA GROUP INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Financial Highlights........................................   A-1
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   A-3
Quantitative and Qualitative Disclosure about Market Risk...  A-13
Management's Report on Responsibility for Financial
  Reporting.................................................  A-14
Independent Auditors' Report................................  A-15
Consolidated Balance Sheets.................................  A-16
Statements of Consolidated Income...........................  A-17
Statements of Consolidated Shareowners' Equity..............  A-18
Statements of Consolidated Cash Flows.......................  A-19
Notes to Consolidated Financial Statements..................  A-20
Supplemental Selected Financial Data........................  A-45

                             THE FINOVA GROUP INC.

                              FINANCIAL HIGHLIGHTS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  YEARS ENDED DECEMBER 31,
                                                           ---------------------------------------
                                                              1998          1997          1996
                                                           -----------   -----------   -----------
OPERATIONS:
Interest margins earned..................................  $   472,536   $   408,914   $   340,517
Volume-based fees........................................       77,723        46,728        28,588
Operating expenses.......................................      241,074       190,525       154,481
Income from continuing operations........................      169,737       139,098       116,493
Net income...............................................      169,737       139,098       117,000
FINANCIAL POSITION:
Ending funds employed....................................   10,011,536     8,399,456     7,298,759
Ending managed assets(1).................................   10,549,132     8,857,423     7,663,305
Average managed assets(2)................................    9,500,539     8,153,076     7,041,708
Average earning assets(3)................................    8,544,431     7,356,845     6,324,545
Reserve for credit losses................................      207,618       177,088       148,693
Nonaccruing assets(4)....................................      205,233       187,356       155,505
Funded new business......................................    3,979,265     3,311,105     2,740,353
Fee-based volume.........................................    7,257,003     4,532,494     2,937,311
Net write-offs...........................................       56,758        43,200        28,721
CAPITALIZATION:
Total debt...............................................    8,394,578     6,764,581     5,850,223
Company-obligated mandatory redeemable convertible
  preferred securities of subsidiary trust solely holding
  convertible debentures of FINOVA ("TOPrS").............      111,550       111,550       111,550
Shareowners' equity......................................    1,177,345     1,090,454       929,591
PORTFOLIO QUALITY:
Net write-offs as a % of average managed assets(5).......         0.60%         0.54%         0.41%
Nonaccruing assets as a % of ending managed assets(5)....          2.0%          2.1%          2.0%
Reserve for credit losses as a % of:
  Ending managed assets(5)(6)............................          2.0%          2.0%          2.0%
  Nonaccruing assets.....................................        101.2%         94.5%         95.6%
  As a multiple of net write-offs........................          3.7x          4.1x          5.2x
PERFORMANCE HIGHLIGHTS:
Return from continuing operations as a % of average funds
  employed(7)............................................          1.9%          1.8%          1.8%
Operating margin earned as a % of average earning
  assets(3)..............................................          6.4%          6.2%          5.8%
Interest margins earned as a % of average earning
  assets(3)..............................................          5.5%          5.6%          5.4%
Operating expenses as a % of operating margin............         43.8%         41.8%         41.9%
Operating expenses as a % of operating margin plus
  gains..................................................         39.8%         39.2%         40.4%
Aggregate cost of funds..................................          6.4%          6.6%          6.8%
Ratio of income to combined fixed charges and preferred
  stock dividends........................................         1.56x         1.52x         1.50x
Return from continuing operations on average equity......         14.9%         14.3%         13.3%
Basic earnings per common share:
  Continuing operations..................................        $3.03         $2.56         $2.14
  Net income.............................................        $3.03         $2.56         $2.15
  Adjusted weighted average shares(8)....................   55,946,000    54,405,000    54,508,000
Diluted earnings per share(9):
  Continuing operations..................................        $2.86         $2.42         $2.08
  Net income.............................................        $2.86         $2.42         $2.09
  Adjusted weighted average shares(8)....................   60,705,000    59,161,000    56,051,000
Cash earnings per share(10)..............................        $4.40         $3.68         $3.06
Book value per share outstanding.........................       $21.13        $19.37        $16.88
Shares outstanding(8)....................................   55,721,000    56,282,000    55,058,000
                                                           ===========   ===========   ===========

---------------
 (1) Includes assets sold under securitization and participation agreements that are managed by the Company; however, excludes managed assets serviced under the mini-CMBS structure due to the expected short-term nature of the servicing rights.

 (2) Includes average securitizations and participations of $484.5 million, $388.9 million and $327.4 million for 1998, 1997 and 1996, respectively.

 (3) Represents average funds employed excluding average deferred taxes on leveraged leases of $275.9 million, $234.4 million and $237.8 million for 1998, 1997 and 1996, respectively, and average nonaccruing assets.

 (4) Includes nonaccruing assets classified as discontinued operations at December 31, 1996.

 (5) Excludes participations sold of $101.5 million, $121.4 million and $64.5 million for 1998, 1997 and 1996, respectively, in which the Company has transferred credit risk.

 (6) Excludes financing contracts held for sale of $241.9 million for 1998.

 (7) Average funds employed excludes average deferred taxes on leveraged leases.

 (8) Shares for 1997 and 1996 have been adjusted to reflect a two-for-one stock split on October 1, 1997.

 (9) Diluted earnings per share include the dilutive potential of options, restricted stock and convertible preferred stock.

(10) Represents net income before preferred dividends plus non-cash taxes, loss provision and goodwill amortization. Excluding non-cash mini-CMBS transactions, cash earnings per share were $4.24 for 1998. See Note C of Notes to Consolidated Financial Statements for a further discussion of the mini-CMBS transactions.

                             THE FINOVA GROUP INC.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion relates to The FINOVA Group Inc. and its subsidiaries (collectively, "FINOVA" or the "Company"), including FINOVA Capital Corporation and its subsidiaries (collectively, "FINOVA Capital").

RESULTS OF OPERATIONS

     The following table summarizes FINOVA's operating results for the years ended December 31, 1998, 1997 and 1996:

                                                PERCENT                       PERCENT
                             1998      1997     CHANGE     1997      1996     CHANGE
                            -------   -------   -------   -------   -------   -------
                                              (DOLLARS IN MILLIONS)
Interest margins earned...  $ 472.5   $ 408.9    15.6%    $ 408.9   $ 340.5     20.1%
Volume-based fees.........     77.7      46.7    66.3%       46.7      28.6     63.5%
                            -------   -------             -------   -------
Operating margin..........    550.3     455.6    20.8%      455.6     369.1     23.4%
Provision for credit
  losses..................    (82.2)    (69.2)   18.8%      (69.2)    (41.8)    65.7%
Gains on disposal of
  assets..................     55.0      30.3    81.8%       30.3      12.9    133.7%
Operating expenses........   (241.1)   (190.5)   26.5%     (190.5)   (154.5)    23.3%
Income taxes..............   (108.5)    (83.1)   30.6%      (83.1)    (69.3)    19.8%
Preferred dividends,
  net.....................     (3.8)     (4.0)   (5.3%)      (4.0)               n/a
                            -------   -------             -------   -------
Income from continuing
  operations..............    169.7     139.1    22.0%      139.1     116.5     19.4%
Income and gain from
  discontinued
  operations..............                        n/a                   0.5      n/a
                            -------   -------             -------   -------
Net Income................  $ 169.7   $ 139.1    22.0%    $ 139.1   $ 117.0     18.9%
                            =======   =======             =======   =======

1998 COMPARED TO 1997

     Net income for 1998 increased 22.0% to $169.7 million from $139.1 million in 1997. The increase was due to the growth in average earning assets, the expansion of the fee-related businesses and higher gains on disposal of assets. Partially offsetting these increases were a higher provision for credit losses, increased operating expenses and a higher effective tax rate. Net income in 1998 included a full year of FINOVA Realty Capital ("FRC") and AT&T Capital's Inventory Finance unit, both of which were acquired in the fourth quarter of 1997. See Note B of Notes to Consolidated Financial Statements for further discussion.

     INTEREST MARGINS EARNED. The net spread from the portfolio is represented by interest margins earned, which is the difference between (a) income earned from financing transactions and (b) interest expense and depreciation on operating leases and other owned assets. Interest margins earned increased 15.6% to $472.5 million in 1998 from $408.9 million in 1997, due primarily to a 16.1% increase in average earning assets in 1998.

     Average earning assets, which represents the average of FINOVA's investment in financing transactions less nonaccruing assets and deferred taxes related to leveraged leases, increased to $8.54 billion in 1998 from $7.36 billion in 1997. The increase was primarily due to a 20.2% increase in funded new business of $3.98 billion compared to $3.31 billion in 1997, partially offset by normal amortization of the portfolio and prepayments during the year.

     VOLUME-BASED FEES. Volume-based fees are generated by FINOVA's Distribution & Channel Finance (formerly Inventory Finance), Commercial Services (formerly Factoring Services) and FRC lines of business. These fees are predominantly based on volume-originated business rather than the balance of outstanding financing transactions during the year. The 66.3% increase in volume-based fees to $77.7 million in 1998 from $46.7 million in 1997 was primarily due to fee-based volume increasing by 60.1% to $7.26 billion in 1998 compared to $4.53 billion in 1997. The increased volume was attributable to the addition of FRC and AT&T Capital's Inventory Finance unit.

     The increase in volume-based fees in 1998 was the major reason for the growth of FINOVA's operating margin as a percentage of average earning assets to 6.4% in 1998 from 6.2% in 1997. The interest rate spread portion of this margin declined slightly to 5.5% from 5.6% principally due to the increase in the Company's debt leverage during 1998.

     PROVISION FOR CREDIT LOSSES. The provision for credit losses increased 18.8% to $82.2 million in 1998 compared to $69.2 million in 1997. The increase in the provision reflected the growth in managed assets of 19.1% to $10.55 billion in 1998 from $8.86 billion in 1997 and an increase in net write-offs in 1998 to $56.8 million compared to $43.2 million in 1997. The higher level of write-offs in 1998 was primarily due to prior credit problems experienced in FINOVA's Commercial Services line of business which had write-offs of $35.7 million in 1998 principally related to the business' wholesale textile customers. The 1998 Commercial Services write-offs represent problems identified in 1997 that the Company believed could be worked out. Unfortunately, the results of those efforts were unsuccessful, resulting in increased write-offs for 1998. Commercial Services is refocusing its portfolio to include more retail customers and other industries. Net write-offs by line of business and other changes in the reserve for credit losses can be found in Note D of Notes to Consolidated Financial Statements.

     GAINS ON DISPOSAL OF ASSETS. Gains on disposal of assets were $55.0 million in 1998 compared to $30.3 million in 1997. Gains on disposal of assets include the sale of loans via the commercial mortgage backed securities ("CMBS") market, the sale of assets coming off lease and the sale of other assets. Net gains from the CMBS market totaled $18.9 million in 1998 and included gross gains of $51.7 million partially offset by hedge losses, commissions and expenses of $24.3 million and $8.5 million of reserves. The other $36.1 million of net gains in 1998 resulted from the sale of assets coming off lease, Franchise Finance loans and other assets. While, in the aggregate, FINOVA has historically recognized gains on the disposal of assets it holds, the timing and amount of these gains are sporadic in nature. There can be no assurance FINOVA will recognize such gains in the future, depending, in part, on market conditions at the time of disposal. See Note C of Notes to Consolidated Financial Statements for further discussion of gains on disposal of assets.

     OPERATING EXPENSES. Operating expenses, which include selling, administrative and other expenses were generally higher in all major categories and increased to $241.1 million in 1998 compared to $190.5 million in 1997. This increase was partially attributable to the growth in managed assets during the year and to incentives paid to employees based on performance criteria such as new business, profitability and the increased value of FINOVA's stock. Also contributing to the increase was the addition of FRC, which has a higher operating cost structure than other FINOVA lines of business, including over 80 business development officers and support staff. Operating expenses were 43.8% of operating margin for 1998 compared to 41.8% in 1997. Due to FINOVA's expansion into activities that use gains from the sale of assets to cover operating expenses, a more appropriate ratio to measure efficiency is operating expenses as a percentage of operating margin plus gains. Using this measurement, operating expenses were 39.8% of operating margin plus gains for 1998 compared to 39.2% in 1997. See Note O of Notes to Consolidated Financial Statements for additional detail.

     INCOME TAXES. Income taxes were $108.5 million in 1998 compared to $83.1 million in 1997. The increase was primarily due to higher pre-tax income and a higher effective tax rate in 1998 due to the realization of certain tax credits in 1997. See Note J of Notes to Consolidated Financial Statements for further discussion of income taxes.

     PREFERRED DIVIDENDS. Dividends, net of tax, paid on $111.6 million of outstanding Company-obligated mandatory redeemable convertible preferred securities ("TOPrS") was $3.8 million in 1998 compared to $4.0 million in 1997.

1997 COMPARED TO 1996

     Net income for 1997 increased 18.9% to $139.1 million from $117.0 million in 1996. The increase reflected growth in managed assets, increased fee-related business, higher gains on disposal of assets and a lower effective income tax rate, partially offset by higher provisions for credit losses and increased operating expenses. Income from continuing operations for 1997 increased to $139.1 million from $116.5 million in 1996. Continuing operations in 1996 excluded the operating results of FINOVA's discontinued Manufacturer & Dealer Services line of business ("MDS") and FINOVA Medical Systems and a $6 million gain resulting from the sale of MDS.

     INTEREST MARGINS EARNED. Interest margins earned increased 20.1% to $408.9 million in 1997 from $340.5 million in 1996 due primarily to a higher level of average earning assets.

     Average earning assets increased 16.3% to $7.36 billion in 1997 from $6.32 billion a year earlier. This increase primarily resulted from a 20.8% increase in funded new business of $3.31 billion compared to $2.74 billion in 1996, and, to a lesser extent, from portfolios purchased during 1997 (totaling $122 million). These increases were partially offset by the normal amortization of the portfolio and prepayments during the year.

     VOLUME-BASED FEES. Volume-based fees increased 63.5% to $46.7 million in 1997 compared to $28.6 million in 1996. The increase was primarily due to fee-based volume of $4.53 billion in 1997 that was 54.3% higher than the fee-based volume of $2.94 billion in 1996. Contributing to the increase in fee-based business were the acquisitions of FRC (formerly Belgravia Capital Corporation) and AT&T Capital's Inventory Finance unit in the fourth quarter of 1997.

     The 54.3% increase in fee-based volume in 1997 was a primary factor in the improvement of FINOVA's operating margin as a percentage of average earning assets to 6.2% in 1997 from 5.8% in 1996. Lower aggregate borrowing costs and lower leverage in 1997 also contributed to the improvement in the operating margin.

     PROVISION FOR CREDIT LOSSES. The provision for credit losses increased 65.7% to $69.2 million in 1997 compared to $41.8 million in 1996. In addition to growth in FINOVA's managed assets, the increase in the provision for credit losses primarily resulted from an increase in net write-offs to $43.2 million in 1997 from $28.7 million in 1996. The higher net write-offs in 1997 were primarily attributable to FINOVA's Commercial Services line of business, due to credit problems experienced among the line's wholesale textile customers. Total net write-offs for FINOVA's other lines of business were lower in 1997 than in 1996.

     FINOVA's net write-offs during 1997 represented 0.54% of average managed assets (excluding average participations) compared to 0.41% in 1996. Details of net write-offs and other changes in the reserve for credit losses can be found in Note D of Notes to Consolidated Financial Statements.

     GAINS ON DISPOSAL OF ASSETS. Gains on disposal of assets totaled $30.3 million in 1997, higher than the $12.9 million in 1996. In addition to the sale of assets coming off lease, FINOVA recognized a significant gain from the early termination of a real estate leveraged lease transaction in 1997.

     OPERATING EXPENSES. Operating expenses were higher in 1997 than in 1996, primarily as a result of increased costs necessary to manage FINOVA's larger portfolio. Also contributing to the increase in operating expenses were incentives paid to employees based on performance criteria such as new business, profitability and the increased value of FINOVA's stock (which increased by 54.7% to $49 11/16 per share at year-end). The Company also incurred additional costs in administering problem loan accounts in 1997, including an increase with respect to the Commercial Services line of business.

     As a percentage of operating margin, operating expenses declined slightly to 41.8% in 1997 from 41.9% in 1996. See Note O of Notes to Consolidated Financial Statements for further detail of operating expenses.

     INCOME TAXES. Income taxes were higher in 1997 than in 1996 due to the increase in pre-tax income. Partially offsetting the increase was a lower effective tax rate in 1997 of 36.7% compared to 37.3% in 1996, principally caused by FINOVA's ability to use certain capital loss carryforwards in 1997. See Note J of Notes to Consolidated Financial Statements for further discussion of income taxes.

     PREFERRED DIVIDENDS. During 1997, a subsidiary trust sponsored and wholly owned by FINOVA had $111.6 million (net of transaction costs) outstanding of TOPrS. FINOVA paid dividends of $4.0 million, after tax, on these securities during 1997.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

     Managed assets at December 31, 1998 increased 19.1% to $10.55 billion from $8.86 billion at December 31, 1997. The increase was the result of a 20.2% increase in funded new business of $3.98 billion in 1998 compared to $3.31 billion in 1997, partially offset by normal loan and lease amortization and prepayments.

     FINOVA's reserve for credit losses increased to $207.6 million at December 31, 1998 from $177.1 million at year-end 1997 that primarily consisted of provisions of $82.2 million partially offset by net write-offs totaling $56.8 million. At December 31, 1998 the reserve represented 2.0% of managed assets (excluding participations sold and financing contracts held for sale) the same level as one year ago. Nonaccruing assets increased to $205.2 million at December 31, 1998 representing 2.0% of ending managed assets compared to $187.4 million in nonaccruing assets as of December 31, 1997 which constituted 2.1% of ending managed assets. The single most significant increase in nonaccruing assets was the addition of a paper-manufacturing customer in the Commercial Equipment Finance line of business. At December 31, 1998, the reserve represented 101.2% of nonaccruing assets compared to 94.5% at December 31, 1997. See Note D of Notes to Consolidated Financial Statements for more information on the reserves, net write-offs and nonaccruing assets.

     The Company had total debt outstanding of $8.39 billion at December 31, 1998 or 6.5 times its equity base (shareowners' equity plus convertible preferred securities) of $1.29 billion (FINOVA Capital's leverage as of December 31, 1998 was 6.3 to 1). At December 31, 1997, the Company had debt leverage of
5.6 times its equity base ($6.76 billion debt outstanding to $1.20 billion of equity). Deferred income taxes, which are used to finance a portion of FINOVA's assets, grew 26.4% during 1998 to $347.4 million from $274.8 million at year-end 1997.

     Growth in managed assets is generally financed by internally generated cash flow and borrowings. During 1998, FINOVA Capital issued $1.6 billion in new senior debt and increased its commercial paper and other short-term borrowings by $739.5 million. These funds were used to finance new business and to redeem or retire $689 million of debt. During 1997, the Company also issued approximately 1.7 million shares of its common stock as the primary consideration for the acquisition of FRC. See Note B of Notes to Consolidated Financial Statements for further detail.

     FINOVA satisfies a significant portion of its cash requirements from a diversified group of worldwide funding sources and is not dependent on any one lender. FINOVA also relies on the issuance of commercial paper as a major funding source. During 1998, FINOVA Capital issued $18.4 billion of commercial paper, at a weighted average cost of 5.67% (with an average of $3.5 billion outstanding during the year) and raised $1.6 billion, as noted above, through new long-term financings of one to twelve year durations. At December 31, 1998 and 1997, commercial paper and short-term bank borrowings totaled $3.9 billion and $3.1 billion, respectively, and were supported by available unused revolving credit lines which, if not renewed, are convertible to long-term debt at FINOVA's option.

     FINOVA Capital currently maintains a five-year revolving credit facility and a 364-day facility with numerous lenders, in the aggregate principal amount of $2.0 billion. Separately, FINOVA Capital also has two five-year facilities with numerous lenders for $700 million each, one 364-day facility with numerous lenders for $600 million and three 364-day facilities with three separate lenders for an aggregate principal amount of $400 million. These $4.4 billion of credit facilities support FINOVA's outstanding commercial paper and short-term borrowings. The Company intends to borrow under the domestic revolving credit agreements to refinance commercial paper and short-term bank loans if it encounters significant difficulties in rolling over its outstanding commercial paper and short-term bank loans. The Company rarely borrows under these facilities. The 364-day $1.0 billion and $600 million revolving credit agreements are subject to renewal in 1999, while the two $700 million and the other $1.0 billion credit facilities are subject to renewal in 2002. The 364-day facilities totaling $400 million are subject to renewal in 1999; however, the Company does not anticipate extending these facilities. In addition to the above, The FINOVA Group Inc. has a revolving credit facility with one lender for $25 million, which is subject to renewal in 1999.

     The Company, through one subsidiary, uses a five-year multi-currency facility with a small group of lenders for $100 million. Through another subsidiary, the Company maintains a 364-day revolving credit facility with three lenders in Canada for 100 million Canadian dollars. FINOVA Capital is the guarantor of these credit facilities, which are subject to renewal in 1999.

     In 1998, FINOVA Capital commenced a Euro Medium-Term Note Program allowing for the issuance of up to $1 billion of debt securities. As of December 31, 1998 there was $750 million available under the program.

     In 1997, FINOVA and FINOVA Capital jointly filed a universal shelf registration statement with the SEC allowing for the issuance of $2 billion of senior debt securities, common stock, preferred stock, depositary shares and warrants to purchase common stock or debt securities, $830 million of which remained available as of December 31, 1998, of which $105 million had been designated for the issuance of medium term notes.

     The agreements pertaining to long-term debt include various restrictive covenants and require the maintenance of certain defined financial ratios with which FINOVA and FINOVA Capital have complied. Under one covenant, dividend payments by FINOVA Capital to FINOVA are limited to 50 percent of accumulated earnings after December 31, 1991.

     FINOVA Capital's aggregate cost of funds decreased to 6.4% for 1998 from 6.6% for 1997 as a result of declining interest rates and the elimination of costs associated with $1.15 billion of maturing interest rate hedges. FINOVA's cost of and access to capital is dependent, in large part, on its credit ratings. FINOVA Capital has maintained investment-grade ratings since 1976. FINOVA Capital currently has investment-grade ratings from the following agencies:

                                                         COMMERCIAL    SENIOR
                                                           PAPER        DEBT
                                                         ----------    ------
Duff & Phelps Credit Rating Co. .......................      D1          A
Fitch Investors Services, Inc..........................      F1          A
Moody's Investors Service, Inc.........................      P2        Baa1
Standard & Poor's Ratings Group........................      A2         A-

     In addition, FINOVA Finance Trust, a subsidiary trust of FINOVA, has issued TOPrS with investment-grade ratings as follows:

                                                                TOPRS
                                                                -----
Duff & Phelps Credit Rating Co..............................    BBB+
Fitch Investors Services, Inc. .............................      A-
Moody's Investors Service, Inc. ............................    Baa2
Standard & Poor's Ratings Group.............................     BBB

     None of FINOVA Capital's subsidiaries have applied for credit ratings.

     Standard & Poor's Ratings Group changed on February 26, 1999, its rating of the (TOPrS) from BBB+ to BBB. The rating change was not a downgrade, but resulted from the new rating scale under which Standard & Poor's Ratings Group rates preferred stock two notches below the corporate or counter party credit rating of an investment-grade issuer such as FINOVA.

     To provide further liquidity, the Company utilized a private CMBS structure ("mini-CMBS") to sell loans warehoused by FRC. Under the structure, the Company sold loans to a trust with limited recourse. The Trust issued a senior security interest to an investment banking company and a subordinated security interest that was retained by the Company. The Company also retained the servicing rights and obligations on the assets transferred to the trust. The intent of the trust is to sell the loans into the permanent CMBS market. Until the loans are sold, interest rate risk is hedged using various instruments including Treasury rate locks. The Company recognized gains on the transfer of the loans in accordance with SFAS 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". No gains were recorded on the subordinated interest retained by the Company.

     This structure differs from many transfer and securitization vehicles in that the intent is to sell the loans in the trust within a short period of time rather than holding the loans throughout the amortization period. Once the sale of the loans by the trust is completed, there will be no further recourse or assumption risks.

     FINOVA periodically repurchases its securities on the open market to fund its obligations pursuant to employee stock options, benefit plans and similar obligations. During the years 1998 and 1997, FINOVA repurchased 1,299,200 and 1,035,800 shares, respectively. This program may be discontinued at any time.

DERIVATIVE FINANCIAL INSTRUMENTS

     FINOVA enters into interest rate and basis swap agreements as part of its interest rate risk management policy of match funding its assets and liabilities. The derivative instruments used are straightforward. FINOVA continually monitors its derivative position and uses derivative instruments for non-trading and non-speculative purposes only.

     At December 31, 1998, FINOVA Capital had outstanding interest rate conversion agreements with notional principal amounts totaling $1.80 billion. Agreements with notional principal amounts of $700 million were arranged to effectively convert certain floating interest rate obligations into fixed interest rate obligations. These agreements require interest payments on the stated principal amount at rates ranging from 5.84% to 8.09% (remaining terms of one to ten years) in return for receipts calculated on the same notional amounts at floating interest rates. In addition, agreements with notional principal amounts of $1.10 billion were arranged to effectively convert certain fixed interest rate obligations into floating interest rate obligations. They require interest payments on the stated principal amount at the three month or six month London interbank offered rates ("LIBOR") (remaining terms of one to eight years) in return for receipts calculated on the same notional amounts at fixed interest rates of 5.77% to 7.71%.

     FINOVA also enters into short-term treasury rate locks, options, swaptions and other derivative instruments to hedge interest rate risks associated with the warehousing of loans primarily for FINOVA Realty Capital. See Note F of Notes to Consolidated Financial Statements for further discussion of FINOVA's derivatives.

SEGMENT REPORTING

     Information for FINOVA's reportable segments reconciles to FINOVA's consolidated totals as follows:

                                                     1998           1997
                                                  -----------    ----------
                                                   (DOLLARS IN THOUSANDS)
TOTAL NET REVENUE:
Commercial Finance..............................  $   187,461    $  154,981
Specialty Finance...............................      344,541       313,841
Capital Markets.................................       50,188         9,449
Corporate and other.............................       23,093         7,632
                                                  -----------    ----------
Consolidated total..............................  $   605,283    $  485,903
                                                  ===========    ==========
INCOME BEFORE ALLOCATIONS:
Commercial Finance..............................  $    67,013    $   72,454
Specialty Finance...............................      273,674       248,793
Capital Markets.................................       23,243         9,449
Corporate and other, overhead and unallocated
  provision for credit losses...................      (81,921)     (104,518)
                                                  -----------    ----------
Income from continuing operations before income
  taxes.........................................  $   282,009    $  226,178
                                                  ===========    ==========
MANAGED ASSETS:
Commercial Finance..............................  $ 3,005,130    $2,755,826
Specialty Finance...............................    7,211,164     6,037,725
Capital Markets.................................      277,422
Corporate and other.............................       55,416        63,872
                                                  -----------    ----------
Consolidated total..............................  $10,549,132    $8,857,423
                                                  ===========    ==========

     FINOVA's business is organized into three market groups, which are also its reportable segments: Commercial Finance, Specialty Finance and Capital Markets. Management relies on total net revenue, income before allocations and managed assets in evaluating the business performance of each reportable segment. See Note Q of Notes to Consolidated Financial Statements for additional detail.

     Total net revenue is the total of operating margin and gains on disposal of assets. Income before allocations is income before income taxes, preferred dividends, corporate overhead expenses and the unallocated portion of the provision for credit losses. Managed assets include each segment's investment in financing transactions plus securitizations and participations sold.

     COMMERCIAL FINANCE. Commercial Finance includes traditional asset-based businesses that lend against collateral such as cash flows, inventory, receivables and leased assets. This segment includes the following lines of business: Business Credit, Commercial Services, Corporate Finance, Distribution & Channel Finance, Growth Finance and Rediscount Finance.

     Total net revenue was $187.5 million in 1998 compared to $155.0 million in 1997, an increase of 21.0%. The increase in 1998 was primarily due to 16.9% growth in fee-based volume, which rose to $4.45 billion from $3.80 billion and 24.0% growth in average earnings assets for the group in 1998. The 1998 results include a full year of activity from AT&T Capital's Inventory Finance unit, which became part of Distribution & Channel Finance's line of business in the fourth quarter of 1997.

     Income before allocations was $67.0 million in 1998 compared to $72.5 million in 1997. The decrease in 1998 was primarily due to previously reported problems experienced in the Commercial Services line of business related to its wholesale textile customers, which resulted in net write-offs of $35.7 million in 1998 compared to $23.3 million in 1997. As a result of the Commercial Services portfolio problems, the unit experienced higher operating expenses and a decline in fee-based volume. Commercial Services is currently refocusing its portfolio towards more retail customers and other industries. Excluding the net effects of Commercial Services, income before allocations of the Commercial Finance group would have increased 20.2% in 1998.

     Managed assets grew to $3.01 billion in 1998 from $2.76 billion in 1997, an increase of 9.0%. The growth in managed assets was slowed due to compression in the Commercial Services unit, partially offset by strong growth in the Rediscount Finance operation. Fee-based businesses, which make up a portion of Commercial Finance, rely more on volume growth to increase income than asset growth. Therefore, half of the income growth (20.2% excluding Commercial Services) was due to increased fee-based volume.

     SPECIALTY FINANCE. Specialty Finance includes businesses that lend to a variety of highly focused industry-specific niches. This segment includes the following lines of business: Commercial Equipment Finance, Communications Finance, Franchise Finance, Healthcare Finance, Portfolio Services, Public Finance, Resort Finance, Specialty Real Estate Finance and Transportation Finance.

     Total net revenue increased 9.8% to $344.5 million in 1998 compared to $313.8 million in 1997, while income before allocations grew 10.0% to $273.7 million in 1998 compared to $248.8 million in 1997. Both increases were primarily due to 10.7% growth in average earning assets. The unit was able to keep net write-offs and operating expenses at a relatively constant rate.

     Managed assets grew to $7.21 billion in 1998 from $6.04 billion in 1997, an increase of 19.4%. The growth in managed assets was driven by new business growth of $3.08 billion in 1998 compared to $2.40 billion in 1997. Much of the growth in new business occurred in the second half of 1998. The growth was spread across all business units with Transportation Finance and Franchise Finance contributing the most to the growth in managed assets.

     CAPITAL MARKETS. Capital Markets, in conjunction with institutional investors, provides commercial mortgage banking services and debt and equity capital funding. This segment includes Realty Capital, Investment Alliance and Loan Administration.

     FINOVA Realty Capital was acquired in the fourth quarter of 1997, but per the acquisition agreement would not be consolidated into FINOVA until 1998. Therefore in 1997, FINOVA received a management fee equal to the net results of the unit from the time of the acquisition. This fee ($9.4 million) was reported in volume-based fees in 1997 and represented all revenues net of expenses.

     Total net revenue was $50.2 million in 1998 compared to the net management fee of $9.4 million in 1997. Income before allocations was $23.2 million in 1998 compared to $9.4 million in 1997. The growth in income before allocations was primarily attributable to a higher level of originations ($2.8 billion in 1998 compared to $731 million in 1997) and an increased level of sales into the CMBS market, resulting in higher gains. See Note C of Notes to Consolidated Financial Statements for further discussion of the mini-CMBS structure.

     Capital Markets was able to grow its managed asset base to $277.4 million, of which $241.9 million represents financing contracts held for sale.

YEAR 2000 COMPLIANCE

     FINOVA continues to implement changes necessary to help assure accurate date recognition and data processing with respect to the year 2000. To be year 2000 compliant means

(1) significant computer systems in use by FINOVA demonstrate performance and functionality that is not materially affected by processing dates on or after January 1, 2000, (2) customers and collateral included in FINOVA's portfolio of business are year 2000 compliant and (3) vendors of services critical to FINOVA's business processes are year 2000 compliant.

     Primary internal activities related to this issue are modifications to existing computer programs and conversions to new programs. FINOVA has a five-phase plan for assuring year 2000 compliance of its internal systems:

     (1) Identifying each area, function and application that could be affected by the change in date.

     (2) Determining the extent to which each area, function or application will be affected by the change in date and identifying the proper course of action to eliminate adverse effects.

     (3) Making the changes necessary to bring the system into year 2000 compliance.

     (4) Testing the integrated system.

     (5) Switching to year 2000 compliant applications.

     At December 31, 1998, FINOVA estimated that 95% of the changes necessary to make mission critical systems year 2000 compliant were complete. All remaining changes are expected to be made and the systems should be tested and implemented by the end of the first quarter of 1999. Acquisitions made during 1998 are being reviewed using the same five-phase plan. The necessary modifications to make those new businesses year 2000 compliant are expected to be complete by the end of the second quarter of 1999. Similarly, acquisitions made or proposed to be made in 1999 are being reviewed with year 2000 compliance issues to be addressed in a prompt manner.

     Costs incurred to bring FINOVA's internal systems into year 2000 compliance are not expected to have a material impact on FINOVA's results of operations. Maintenance and modification costs are expensed as incurred, while the costs of new hardware and software are capitalized and amortized over their estimated useful lives. FINOVA estimates it will incur approximately $300,000 in expenses and $1.8 million in capital costs related to year 2000 compliance. Estimates are reviewed and revised as necessary on a quarterly basis. Through December 31, 1998, FINOVA has incurred expenses of $158,000 and capital costs of $1.4 million.

     FINOVA's aggregate cost estimate does not include time and costs that may be incurred as a result of the failure of any third parties to become year 2000 compliant. FINOVA is communicating with customers, software vendors and others to determine if their applications or services are year 2000 compliant and to assess the potential impact on FINOVA related to this issue.

     Risks to FINOVA include that third parties may not have accurately assessed their state of readiness. Similarly, FINOVA cannot assure that the systems of other companies and government agencies on which FINOVA relies will be converted in a timely manner. While FINOVA believes all necessary work on internal systems will be completed in a timely fashion, there can be no guarantee that all systems will be compliant by the year 2000 and within the estimated cost. Any of these occurrences could cause a material adverse effect on FINOVA's results of operations.

     FINOVA is assessing the need for contingency plans related to year 2000 compliance in the first half of 1999. It plans to develop additional contingency plans as necessary throughout 1999. FINOVA maintains and deploys contingency plans designed to address various other potential business interruptions. In some respects, these plans may address interruptions resulting from FINOVA or a third party's failure to be year 2000 compliant, but the plans have not been updated to specifically address the year 2000 issue as of December 31, 1998.

RECENT DEVELOPMENTS AND BUSINESS OUTLOOK

     In October 1998, FINOVA acquired United Credit Corporation, a New York-based provider of commercial financing to small and midsize businesses, and its Patriot Funding Division. The addition formed a new division named FINOVA Growth Finance, which provides collateral-based working capital financing, primarily secured by accounts receivable. The new division provides financing ranging from $100,000 to $1 million to small and midsize businesses with annual sales under $10 million. FINOVA anticipates that this new division will serve a market segment of smaller, growth-oriented customers earlier in their maturation cycle.

     In October 1998, FINOVA acquired Electronic Payment Systems, Inc. a commercial receivables servicing business headquartered in Salt Lake City, Utah, to support the activities of its Realty Capital business.

     In January 1999, FINOVA reached a definitive agreement to acquire Sirrom Capital Corporation ("Sirrom"), a specialty finance company headquartered in Nashville, Tennessee, for approximately $343 million in FINOVA common stock. Sirrom provides secured loans to small, fast growing companies in the U.S. and Canada with revenues between $5 million and $50 million, for expansions, acquisitions, buyouts and other strategic ventures. The completion of the Sirrom acquisition is expected to result in an increase in the outstanding equity of FINOVA which is expected to lower the debt to equity ratio to approximately 5.2x at the time the acquisition is consummated as compared to FINOVA's leverage of 6.5x at December 31, 1998.

     In February 1999, FINOVA acquired Preferred Business Credit Inc. ("PBC"), a west coast provider of commercial financing to small and mid-size businesses.

     At the 1999 annual shareowners meeting, FINOVA's shareowners will consider approval of an amendment to its certificate of incorporation to increase the number of authorized shares of capital stock. If approved, the proposal will increase the number of common shares from 100 million to 400 million, and the number of preferred shares from 5 million to 20 million. The Board of Directors recommends approval of that proposal for the reasons noted in the 1999 Proxy Statement. Those reasons include:

     - permitting future stock splits

     - assisting in capital raising activities

     - providing appropriate incentive compensation to its employees

     - fulfilling its obligations to issue stock under existing contractual arrangements

     - facilitating FINOVA's growth strategy.

Shareowners are urged to approve that proposal for the reasons noted above.

NEW ACCOUNTING STANDARDS

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS No. 133") which is effective for fiscal years beginning after June 15, 1999. This statement standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, by recognition of those items as assets or liabilities in the statement of financial position and measurement at fair value. FINOVA will adopt this standard effective January 1, 2000, as required. The impact of SFAS No. 133 on the Company's financial position and results of operations has not yet been determined.

           QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     FINOVA's primary market risk exposure is the volatility of interest rates. FINOVA seeks to manage interest rate risk and preserve income through a diversified borrowing base and a matched-funding policy. A diversified borrowing base consists of short and long-term debt with a fixed or variable rate. FINOVA's matched-funding policy, set by the Board of Directors or Audit Committee and administered by the Finance Committee, requires that floating-rate assets be financed with similar floating-rate liabilities and fixed-rate assets be financed with similar fixed-rate liabilities. Under the matched-funding policy, the difference between floating-rate assets and floating-rate liabilities should not exceed 3% of total assets for any extended period.

     FINOVA engages in hedging transactions using primarily interest rate swaps, and to a lesser extent, other derivative instruments to lower its interest costs and to manage its interest rate risk. Derivative instruments are used for non-trading and non-speculative purposes only. A hedge consists of a position that is substantially equal and opposite of the asset or liability being hedged. It is structured to provide a high degree of correlation at the inception of the hedge and throughout the hedge period so that hedging results will substantially offset the effects of interest rate changes on the exposed item.

     Hedge transactions are authorized to be entered into with financial institutions rated "A" or better by Standard & Poors Rating Group or Moody's Investors Service, Inc., who must also be lenders or credit support providers to FINOVA or its subsidiaries. Without approval from the Finance Committee, the notional principal amount of aggregate hedges on a net basis with a given counter party cannot exceed 10% of FINOVA's total debt outstanding as of the time of entering into the derivative transaction.

     FINOVA uses a sensitivity analysis model to measure the exposure of net income to increases or decreases in interest rates. The model measures the change in annual net income if interest rates on floating-rate assets, liabilities and derivative instruments increased or decreased by 100 basis points (1%), assuming no prepayments. Based on the model used, a 100 basis point shift in interest rates would affect net income by less than 6.5%.

     Certain limitations are inherent in the model used in the above interest rate risk measurements. Modeling changes require certain assumptions that may oversimplify the manner in which actual yields and costs respond to changes in market interest rates. For example, the model assumes a more static composition of FINOVA's interest sensitive assets, liabilities and derivative instruments than would actually exist over the period being measured. The model also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Although the sensitivity analysis model provides an indication of FINOVA's interest rate risk exposure at a particular point in time, the model is not intended to and does not provide a precise forecast of the effect of changes in market interest rates on FINOVA's net income and will likely differ from actual results.

MANAGEMENT'S REPORT ON RESPONSIBILITY FOR FINANCIAL REPORTING

     The management of The FINOVA Group Inc. is responsible for the preparation, integrity and objectivity of the financial statements and other financial information included in this Annual Report. The financial statements are presented in accordance with generally accepted accounting principles reflecting, where applicable, management's best estimates and judgments.

     FINOVA's management has established and maintains a system of internal controls to reasonably assure the fair presentation of the financial statements, the safeguarding of FINOVA's assets and the prevention or detection of fraudulent financial reporting. The internal control structure is supported by careful selection and training of personnel, policies and procedures and regular review by both internal auditors and the independent auditors.

     The Board of Directors, through its Audit Committee, also oversees the financial reporting of FINOVA and its adherence to established procedures and controls. Periodically, the Audit Committee meets, jointly and separately, with management, the internal auditors and the independent auditors to review auditing, accounting and financial reporting matters.

     FINOVA's financial statements have been audited by Deloitte & Touche LLP, independent auditors. Management has made available to Deloitte & Touche LLP all of FINOVA's financial records and related data and has made valid and complete written and oral representations and disclosures in connection with the audit.

     Management believes it is essential to conduct its business in accordance with the highest ethical standards, which are characterized and set forth in FINOVA's written Code of Conduct. These standards are communicated to and acknowledged by all of FINOVA's employees.

                                              /s/ SAMUEL L. EICHENFIELD
                                          --------------------------------------
                                          Samuel L. Eichenfield
                                          Chairman, President and Chief
                                          Executive Officer

                                               /s/ BRUNO A. MARSZOWSKI
                                          --------------------------------------
                                          Bruno A. Marszowski
                                          Senior Vice President -- Controller
                                          and Chief
                                          Financial Officer

                                                  /s/ DEREK C. BRUNS
                                          --------------------------------------
                                          Derek C. Bruns
                                          Senior Vice President -- Internal
                                          Audit

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareowners of The FINOVA Group Inc.

We have audited the accompanying consolidated balance sheets of The FINOVA Group Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, shareowners' equity and cash flows for the years then ended. These financial statements are the responsibility of The FINOVA Group Inc's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The FINOVA Group Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP
---------------------------------------------------------
Deloitte & Touche LLP

Phoenix, Arizona
February 10, 1999

                             THE FINOVA GROUP INC.

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1998           1997
                                                              -----------    ----------
                                        ASSETS
Cash and cash equivalents...................................  $    49,518    $   33,190
Investment in financing transactions:
  Loans and other financing contracts.......................    7,317,310     5,955,984
  Leveraged leases..........................................      780,836       619,557
  Operating leases..........................................      648,185       712,927
  Fee-based receivables.....................................      626,499       750,399
  Direct financing leases...................................      396,759       360,589
  Financing contracts held for sale.........................      241,947
                                                              -----------    ----------
                                                               10,011,536     8,399,456
  Less reserve for credit losses............................     (207,618)     (177,088)
                                                              -----------    ----------
Net investment in financing transactions....................    9,803,918     8,222,368
Goodwill and other assets...................................      596,878       464,282
                                                              -----------    ----------
                                                              $10,450,314    $8,719,840
                                                              ===========    ==========
                          LIABILITIES AND SHAREOWNERS' EQUITY
Liabilities:
  Accounts payable and accrued expenses.....................  $   148,588    $  147,280
  Due to clients............................................      205,655       278,571
  Interest payable..........................................       65,225        52,643
  Senior debt...............................................    8,394,578     6,764,581
  Deferred income taxes.....................................      347,373       274,761
                                                              -----------    ----------
                                                                9,161,419     7,517,836
                                                              -----------    ----------
Company-obligated mandatory redeemable convertible preferred securities of subsidiary trust solely holding convertible
  debentures of FINOVA, net of expenses ("TOPrS")...........      111,550       111,550
Shareowners' equity:
  Common stock, $0.01 par value, 100,000,000 shares
     authorized, 58,555,000 shares issued...................          585           585
  Additional capital........................................      765,050       764,525
  Retained income...........................................      522,653       386,665
  Accumulated other comprehensive income (deficit)..........        3,204           (10)
  Common stock in treasury, 2,834,000 and 2,273,000 shares,
     respectively...........................................     (114,147)      (61,311)
                                                              -----------    ----------
                                                                1,177,345     1,090,454
                                                              -----------    ----------
                                                              $10,450,314    $8,719,840
                                                              ===========    ==========

                See notes to consolidated financial statements.

                             THE FINOVA GROUP INC.

                       STATEMENTS OF CONSOLIDATED INCOME
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                          YEARS ENDED DECEMBER 31,
                                                --------------------------------------------
                                                   1998            1997             1996
                                                -----------     -----------      -----------
Interest, fees and other income...............  $   811,395     $   704,027      $   611,544
Financing lease income........................       94,380          77,049           61,985
Operating lease income........................      116,202         116,920           95,817
                                                -----------     -----------      -----------
Income earned from financing transactions.....    1,021,977         897,996          769,346
Interest expense..............................      479,360         416,093          366,543
Operating lease depreciation..................       70,081          72,989           62,286
                                                -----------     -----------      -----------
Interest margins earned.......................      472,536         408,914          340,517
Volume-based fees.............................       77,723          46,728           28,588
                                                -----------     -----------      -----------
Operating margin..............................      550,259         455,642          369,105
Provision for credit losses...................       82,200          69,200           41,751
                                                -----------     -----------      -----------
Net interest margins earned...................      468,059         386,442          327,354
Gains on disposal of assets...................       55,024          30,261           12,949
                                                -----------     -----------      -----------
                                                    523,083         416,703          340,303
Operating expenses............................      241,074         190,525          154,481
                                                -----------     -----------      -----------
Income from continuing operations before
  income taxes................................      282,009         226,178          185,822
Income taxes..................................      108,490          83,088           69,329
                                                -----------     -----------      -----------
Income from continuing operations before
  preferred dividends.........................      173,519         143,090          116,493
Preferred dividends, net of tax...............        3,782           3,992
                                                -----------     -----------      -----------
Income from continuing operations.............      169,737         139,098          116,493
Income and gain from sale of discontinued
  operations, net of tax......................                                           507
                                                -----------     -----------      -----------
NET INCOME....................................  $   169,737     $   139,098      $   117,000
                                                ===========     ===========      ===========
Basic earnings per share:
  Income from continuing operations...........        $3.03           $2.56            $2.14
  Income and gain from discontinued
     operations...............................                                           .01
                                                -----------     -----------      -----------
Net income....................................        $3.03           $2.56            $2.15
                                                ===========     ===========      ===========
Adjusted weighted average shares
  outstanding.................................   55,946,000      54,405,000       54,508,000
                                                ===========     ===========      ===========
Diluted earnings per share:
  Income from continuing operations...........        $2.86           $2.42            $2.08
  Income and gain from discontinued
     operations...............................                                           .01
                                                -----------     -----------      -----------
Net income....................................        $2.86           $2.42            $2.09
                                                ===========     ===========      ===========
Adjusted weighted average shares
  outstanding.................................   60,705,000      59,161,000       56,051,000
                                                ===========     ===========      ===========
Dividends per common share....................        $0.60           $0.52            $0.46
                                                ===========     ===========      ===========

                See notes to consolidated financial statements.

                             THE FINOVA GROUP INC.

                 STATEMENTS OF CONSOLIDATED SHAREOWNERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                                                   ACCUMULATED
                                                                      OTHER          COMMON
                                COMMON   ADDITIONAL   RETAINED    COMPREHENSIVE     STOCK IN    SHAREOWNERS'   COMPREHENSIVE
                                STOCK     CAPITAL      INCOME    (DEFICIT)/INCOME   TREASURY       EQUITY         INCOME
                                ------   ----------   --------   ----------------   ---------   ------------   -------------
BALANCE, JANUARY 1, 1996......   $568     $686,098    $184,381       $(5,686)       $ (40,177)   $  825,184
                                 ----     --------    --------       -------        ---------    ----------
Comprehensive income:
  Net income..................                         117,000                                      117,000      $117,000
                                                                                                                 --------
  Foreign currency
    translation...............                                                                                      6,694
                                                                                                                 --------
  Other comprehensive
    income....................                                         6,694                          6,694         6,694
                                                                                                                 --------
Comprehensive income..........                                                                                   $123,694
                                                                                                                 ========
Net change in unamortized
  amount of restricted
  stock.......................              (1,816)                                                  (1,816)
Dividends.....................                         (25,230)                                     (25,230)
Shares issued in connection
  with employee benefit
  plans.......................                 (21)                                     7,780         7,759
                                 ----     --------    --------       -------        ---------    ----------
BALANCE, DECEMBER 31, 1996....    568      684,261     276,151         1,008          (32,397)      929,591
                                 ----     --------    --------       -------        ---------    ----------
Comprehensive income:
  Net income..................                         139,098                                      139,098      $139,098
                                                                                                                 --------
  Foreign currency
    translation...............                                                                                     (1,018)
                                                                                                                 --------
  Other comprehensive
    income....................                                        (1,018)                        (1,018)       (1,018)
                                                                                                                 --------
Comprehensive income..........                                                                                   $138,080
                                                                                                                 ========
Issuance of common stock......     17       77,521                                                   77,538
Net change in unamortized
  amount of restricted
  stock.......................              (1,558)                                                  (1,558)
Dividends.....................                         (28,584)                                     (28,584)
Purchase of shares............                                                        (37,296)      (37,296)
Shares issued in connection
  with employee benefit
  plans.......................               4,301                                      8,382        12,683
                                 ----     --------    --------       -------        ---------    ----------
BALANCE, DECEMBER 31, 1997....    585      764,525     386,665           (10)         (61,311)    1,090,454
                                 ----     --------    --------       -------        ---------    ----------
Comprehensive income:
  Net income..................                         169,737                                      169,737      $169,737
                                                                                                                 --------
  Unrealized holding gains....                                                                                      3,422
  Foreign currency
    translation...............                                                                                       (208)
                                                                                                                 --------
  Other comprehensive
    income....................                                         3,214                          3,214         3,214
                                                                                                                 --------
Comprehensive income..........                                                                                   $172,951
                                                                                                                 ========
Net change in unamortized
  amount of restricted
  stock.......................              (1,053)                                                  (1,053)
Dividends.....................                         (33,749)                                     (33,749)
Purchase of shares............                                                        (63,271)      (63,271)
Shares issued in connection
  with employee benefit
  plans.......................               1,578                                     10,435        12,013
                                 ----     --------    --------       -------        ---------    ----------
BALANCE, DECEMBER 31, 1998....   $585     $765,050    $522,653       $ 3,204        $(114,147)   $1,177,345
                                 ====     ========    ========       =======        =========    ==========

                See notes to consolidated financial statements.

                             THE FINOVA GROUP INC.

                     STATEMENTS OF CONSOLIDATED CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                          YEARS ENDED DECEMBER 31,
                                                  -----------------------------------------
                                                     1998           1997           1996
                                                  -----------    -----------    -----------
OPERATING ACTIVITIES:
Net income......................................  $   169,737    $   139,098    $   117,000
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Provision for credit losses...................       82,200         69,200         41,751
  Depreciation and amortization.................       93,830         90,396         76,471
  Gains on disposal of assets...................      (55,024)       (30,261)       (12,949)
  Deferred income taxes.........................       72,612         30,553         29,356
  Gains on dispositions of discontinued
     operations, net............................                                     (3,521)
Change in assets and liabilities, net of effects
  from acquisitions:
  Increase in other assets......................     (134,559)       (48,610)       (61,694)
  (Decrease) increase in accounts payable and
     accrued expenses...........................       (1,180)        20,800        (16,009)
  Increase (decrease) in interest payable.......       12,582            (34)         5,853
Other...........................................        1,819           (603)         6,153
                                                  -----------    -----------    -----------
     Net cash provided by operating
       activities...............................      242,017        270,539        182,411
                                                  -----------    -----------    -----------
INVESTING ACTIVITIES:
Proceeds from sales of assets...................      129,324        178,413        102,945
Proceeds from sales of securitized assets.......       99,967         36,565        100,000
Proceeds from sales of commercial mortgage
  backed securities ("CMBS") assets.............      869,296
Principal collections on financing
  transactions..................................    2,181,364      2,087,619      1,781,985
Expenditures for financing transactions.........   (3,282,348)    (2,507,822)    (2,221,363)
Expenditures for CMBS transactions..............   (1,005,373)
Net change in short-term financing
  transactions..................................     (631,478)      (844,584)      (624,952)
Acquisitions, net of cash acquired..............      (61,164)      (120,883)        (7,455)
Sales of discontinued operations................                                    616,434
Other...........................................        2,307          2,399          3,296
                                                  -----------    -----------    -----------
     Net cash used for investing activities.....   (1,698,105)    (1,168,293)      (249,110)
                                                  -----------    -----------    -----------
FINANCING ACTIVITIES:
Net borrowings under commercial paper and
  short-term loans..............................      739,515        649,653         62,156
Long-term borrowings............................    1,580,000      1,080,625        564,988
Repayment of long-term borrowings...............     (689,176)      (817,892)      (681,401)
Proceeds from exercise of stock options.........       12,013         12,683          7,759
Net proceeds from sale of company-obligated
  mandatory redeemable convertible preferred
  securities of subsidiary trust solely holding
  convertible debentures of FINOVA ("TOPrS")....                                    111,550
Common stock purchased for treasury.............      (63,271)       (37,296)
Dividends.......................................      (33,749)       (28,584)       (25,230)
Net change in due to clients....................      (72,916)        40,495        (32,143)
                                                  -----------    -----------    -----------
     Net cash provided by financing
       activities...............................    1,472,416        899,684          7,679
                                                  -----------    -----------    -----------
Increase (decrease) in cash and cash
  equivalents...................................       16,328          1,930        (59,020)
Cash and cash equivalents, beginning of year....       33,190         31,260         90,280
                                                  -----------    -----------    -----------
Cash and cash equivalents, end of year..........  $    49,518    $    33,190    $    31,260
                                                  ===========    ===========    ===========

                See notes to consolidated financial statements.

                             THE FINOVA GROUP INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
            (DOLLARS IN THOUSANDS IN TABLES, EXCEPT PER SHARE DATA)

NOTE A  SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements present the financial position, results of operations and cash flows of The FINOVA Group Inc. and its subsidiaries (collectively, "FINOVA" or the "Company"), including FINOVA Capital Corporation and its subsidiaries (collectively, "FINOVA Capital").

     The FINOVA Group Inc. is a financial services company engaged in providing capital and collateralized financing products to commercial enterprises focusing on mid-size businesses in various market niches, principally in the United States.

     These consolidated financial statements are prepared in accordance with generally accepted accounting principles. Described below are those accounting policies particularly significant to FINOVA, including those selected from acceptable alternatives:

     USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     REVENUE RECOGNITION -- For loans and other financing contracts, earned income is recognized over the life of the contract, using the interest method.

     Leases that are financed by nonrecourse borrowings and meet certain other criteria are classified as leveraged leases. For leveraged leases, aggregate rental receivables are reduced by the related nonrecourse debt service obligation including interest ("net rental receivables"). The difference between
(a) the net rental receivables and (b) the cost of the asset less estimated residual value at the end of the lease term is recorded as unearned income. Earned income is recognized over the life of the lease at a constant rate of return on the positive net investment, which includes the effects of deferred income taxes.

     For operating leases, earned income is recognized on a straight-line basis over the lease term and depreciation is taken on a straight-line basis over the estimated useful lives of the leased assets.

     For direct financing leases, unearned income is the difference between (a) aggregate lease rentals and (b) the cost of the related assets less estimated residual value at the end of the lease term. Earned income is recognized over the life of the contracts using the interest method.

     Fees received in connection with loan commitments are deferred in accounts payable and accrued expenses until the loan is advanced and are then recognized over the term of the loan as an adjustment to the yield. Fees on commitments that expire unused are recognized at expiration.

     Fees are also generated on the volume of purchased accounts receivable and mortgage loan originations. Fees on the volume of purchased accounts receivable represent discounts or commissions to FINOVA in return for handling the accounts receivable collection process. These fees are recognized as income in the period the receivables are purchased due to the short-term nature of the accounts receivable, which are generally collected from one to three months after purchase. Fees on mortgage loan originations represent broker commissions on the loan originations and are recognized as income in the period of origination.

                             THE FINOVA GROUP INC.

                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
            (DOLLARS IN THOUSANDS IN TABLES, EXCEPT PER SHARE DATA)

     Income recognition is generally suspended for leases, loans and other financing contracts at the earlier of the date at which payments become 90 days past due or when, in the opinion of management, a full recovery of income and principal becomes doubtful. Income recognition is resumed when the loan, lease or other financing contract becomes contractually current and performance is demonstrated to be resumed or when foreclosed or repossessed assets generate a reasonable rate of return.

     CASH EQUIVALENTS -- FINOVA classifies highly liquid investments with original maturities of three months or less from date of purchase as cash equivalents.

     MARKETABLE SECURITIES -- As discussed in Note K, FINOVA owns certain marketable securities, which are considered trading securities. Trading securities are stated at fair value with gains or losses recorded in income in the period they occur.

     FINANCING CONTRACTS HELD FOR SALE -- Financing contracts held for sale are composed of assets held for sale and retained interest from sales to a private CMBS ("mini-CMBS") structure that are available for sale. Assets held for sale are carried at lower of cost or market with adjustment, if any, recorded in operations. Assets available for sale are carried at fair value using the specific identification method with unrealized gains and losses being recorded as a component of accumulated other comprehensive income within the equity section of the balance sheet. See Notes C and P.

     RESERVE FOR CREDIT LOSSES -- The reserve for credit losses is available to absorb credit losses and is not provided for financing contracts held for sale and other owned assets, including assets on operating lease. The provision for credit losses is the charge to income to increase the reserve for credit losses to the level that management estimates to be adequate considering delinquencies, loss experience and collateral. Other factors considered include changes in geographic and product diversification, size of the portfolio and current economic conditions. Accounts are either written-off or written-down when the loss is considered probable and determinable, after giving consideration to the customer's financial condition and the value of the underlying collateral, including any guarantees. Any deficiency between the carrying amount of an asset and the net sales price of repossessed collateral is charged to the reserve for credit losses. Recoveries of amounts previously written-off as uncollectible are credited to the reserve for credit losses.

     REPOSSESSED ASSETS -- Repossessed assets are carried at the lower of cost or fair value less estimated selling expenses.

     RESIDUAL VALUES -- FINOVA has a significant investment in residual values in its leasing portfolios. These residual values represent estimates of the value of leased assets at the end of the contract terms and are initially recorded based upon appraisals and estimates. Residual values are periodically reviewed to determine that recorded amounts are appropriate. Actual residual values realized could differ from these estimates and updates.

     GOODWILL -- FINOVA amortizes the excess of cost over the fair value of net assets acquired ("goodwill") on a straight-line basis primarily over 20 to 25 years. Goodwill at December 31, 1998 and 1997 was $299.0 million and $288.2 million (net of amortization), respectively. Amortization totaled $15.2 million ($11.1 million after-tax), $10.1 million ($6.3 million after-tax) and $9.6 million ($5.7 million after-tax) for the years ended December 31, 1998, 1997 and 1996, respectively. FINOVA periodically evaluates the carrying value of its intangible assets for impairment. This evaluation is based on projected, undiscounted cash flows generated by the underlying assets. At December 31, 1998, approximately $197.6 million of goodwill (net of

                             THE FINOVA GROUP INC.

                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
            (DOLLARS IN THOUSANDS IN TABLES, EXCEPT PER SHARE DATA)

amortization) was deductible for federal income tax purposes over 15 years under
Section 197 of the Internal Revenue Code.

     PENSION AND OTHER BENEFITS -- Trusteed, noncontributory pension plans cover substantially all employees. Benefits are based primarily on final average salary and years of service. Funding policies provide that payments to pension trusts shall be at least equal to the minimum funding required by applicable regulations.

     Other post-retirement benefit costs are recorded during the period the employees provide service to FINOVA. Post-retirement benefit obligations are funded as benefits are paid.

     Post-employment benefits are any benefits other than retirement benefits. FINOVA records post-employment benefit costs at the time employees leave active service.

     SAVINGS PLAN -- FINOVA maintains The FINOVA Group Inc. Savings Plan (the "Savings Plan"), a qualified 401(k) program. The Savings Plan is available to substantially all employees. The employee may elect voluntary wage reductions ranging from 0% to 15% of taxable compensation. The Company's matching contributions are based on employee pre-tax salary reductions, up to a maximum of 100% of the first 6% of salary contributions, the first 3% of which are matched in FINOVA stock through the Employee Stock Ownership Plan, discussed below.

     EMPLOYEE STOCK OWNERSHIP PLAN -- Employees of FINOVA are eligible to participate in the Employee Stock Ownership Plan in the month following the first 12 consecutive month period during which they have at least 1,000 hours of service with FINOVA. Company contributions are made in the form of matching stock contributions of 100% of the first 3% of salary reduction contributions made by participants of the Savings Plan.

     Expenses under the Savings Plan and Employee Stock Ownership Plan were $3.1 million, $2.5 million and $2.1 million in 1998, 1997 and 1996, respectively.

     INCOME TAXES -- Deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax law.

     EARNINGS PER SHARE -- Basic earnings per share exclude the effects of dilution and are computed by dividing income available to common shareowners by the weighted average amount of common stock outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if options, convertible preferred stock or other contracts to issue stock were exercised or converted into common stock. These calculations are presented for the years-ended December 31, 1998, 1997 and 1996 on the Statements of Consolidated Income and are more fully discussed in Note L.

     DERIVATIVE FINANCIAL INSTRUMENTS -- As more fully described in Note F, FINOVA uses derivative financial instruments as part of its interest rate risk management policy of match funding its assets and liabilities. The derivative instruments used include interest rate swaps, which are accounted for using settlement or matched swap accounting, and to a lesser extent treasury locks, options and swaptions which are subject to hedge accounting determination.

     Each derivative used as a hedge is matched with an asset or liability with which it has a high correlation. The swap agreements are generally held to maturity and FINOVA does not use derivative financial instruments for trading or speculative purposes. Upon early termination of the

                             THE FINOVA GROUP INC.

                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
            (DOLLARS IN THOUSANDS IN TABLES, EXCEPT PER SHARE DATA)

designated matched asset or liability, the related derivative is matched to another appropriate item or marked to fair market value.

     SECURITIZATIONS -- In accordance with SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," receivable transfers are accounted for as sales when legal and effective control over the transferred receivables is surrendered.

     RECLASSIFICATIONS -- Certain reclassifications have been made to the prior years financial statements to conform to the 1998 presentation.

NOTE B  ACQUISITIONS

     During 1998 and 1997, FINOVA Capital, in transactions accounted for as purchases, acquired various businesses and portfolios having initial funds employed totaling $44 million and $122 million, respectively.

     In October 1998, FINOVA acquired United Credit Corporation, a New York based provider of commercial financing to small and mid-size businesses, and its Patriot Funding Division. The addition formed a new division named FINOVA Growth Finance which provides collateral-based working capital financing, primarily secured by accounts receivable. The new division provides financing ranging from $100,000 to $1 million to small and mid-size businesses with annual sales under $10 million. This new division is serving a market segment of smaller, growth-oriented customers earlier in their maturation cycle.

     In October 1998, FINOVA acquired Electronic Payment Systems, Inc., a commercial receivables servicing business headquartered in Salt Lake City, Utah, to support the activities of FINOVA Realty Capital ("FRC").

     In October 1997, FINOVA purchased Belgravia Capital Corporation, a commercial mortgage banking organization, for $77.5 million of the Company's common stock (1.7 million shares), $10.0 million in cash and an agreement to pay additional amounts up to approximately $30 million per year for the next three years, contingent upon future results of the operations. To date, no additional amounts have been paid under the contingency agreement. Once assets currently held under the mini-CMBS structure, including the retained interest, have been sold into the permanent CMBS market, the Company will evaluate the contingency agreement and make payments due thereunder as appropriate. The acquisition was comprised of $91.5 million in assets, including $88.0 million in goodwill and $4.0 million in liabilities and acquisition costs. The results of these operations have been included in FINOVA's results since the date of acquisition. Goodwill related to this transaction is being amortized over 25 years.

     In December 1997, FINOVA acquired the Inventory Finance unit of AT&T Capital Corporation. The acquisition, which joined FINOVA's Distribution & Channel Finance line of business, provided an opportunity for FINOVA to expand into the fast-growing telecommunications market.

                             THE FINOVA GROUP INC.

                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
            (DOLLARS IN THOUSANDS IN TABLES, EXCEPT PER SHARE DATA)

NOTE C  INVESTMENT IN FINANCING TRANSACTIONS

     FINOVA provides secured financing to commercial and real estate enterprises principally under financing contracts (such as loans and other financing contracts, direct financing leases, operating leases, leveraged leases, fee-based receivables and financing contracts held for sale). At December 31, 1998 and 1997, the carrying amount of the investment in financing transactions, including the estimated residual value of leased assets upon lease termination, was $10.0 billion and $8.4 billion (before reserve for credit losses), respectively, and consisted of the following percentage of carrying amount by line of business:

                                                              PERCENT OF TOTAL
                                                              CARRYING AMOUNT
                                                              ----------------
                                                               1998      1997
                                                              ------    ------
Transportation Finance......................................   22.0%     19.4%
Resort Finance..............................................   12.5      14.4
Corporate Finance...........................................    7.9       9.8
Rediscount Finance..........................................    7.7       7.3
Commercial Equipment Finance................................    7.5       7.5
Communications Finance......................................    7.3       7.9
Specialty Real Estate Finance...............................    7.0       8.2
Healthcare Finance..........................................    6.1       6.3
Franchise Finance...........................................    6.0       5.2
Distribution & Channel Finance..............................    5.7       6.5
Business Credit.............................................    3.0       2.4
Realty Capital..............................................    2.6
Public Finance..............................................    1.8       1.6
Commercial Services.........................................    1.7       2.7
Other.......................................................    0.6       0.8
Growth Finance..............................................    0.5
Investment Alliance.........................................    0.1
                                                              -----     -----
                                                              100.0%    100.0%
                                                              =====     =====

     Aggregate installments on investments in financing transactions at December 31, 1998 (excluding nonaccruing repossessed assets of $54.4 million and estimated residual values of

                             THE FINOVA GROUP INC.

                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
            (DOLLARS IN THOUSANDS IN TABLES, EXCEPT PER SHARE DATA)

$922.6 million) are contractually due or anticipated during each of the years ending December 31, 1999 to 2003 and thereafter as follows:

                              1999         2000         2001        2002       2003     THEREAFTER
                           ----------   ----------   ----------   --------   --------   ----------
Loans and other financing
  contracts:
  Commercial:
     Fixed interest
       rate..............  $  408,821   $  442,892   $  448,212   $282,927   $231,971   $  766,461
     Floating interest
       rate..............   1,063,606      934,396      220,715    347,006    291,059      204,595
  Real estate:
     Fixed interest
       rate..............      99,368      100,513       72,716     37,213     41,192      168,911
     Floating interest
       rate..............     303,790      283,831      228,791     76,935    103,239      123,132
  Leases, primarily at
     fixed interest
     rates:
     Operating leases....     102,182       86,339       61,330     39,908     28,636       33,891
     Leveraged leases....      45,860       41,943       10,491      8,069     23,706      376,237
     Direct financing
       leases............      93,212       73,397       59,183     46,434     33,475       92,602
  Fee-based
     receivables.........     626,499
  Financing contracts
     held for sale.......     241,947
                           ----------   ----------   ----------   --------   --------   ----------
                           $2,985,285   $1,963,311   $1,101,438   $838,492   $753,278   $1,765,829
                           ==========   ==========   ==========   ========   ========   ==========

     The investment in operating leases at December 31 consisted of the following:

                                                    1998           1997
                                                 -----------    -----------
Cost of assets.................................  $   757,921    $   855,670
Accumulated depreciation.......................     (109,736)      (142,743)
                                                 -----------    -----------
Investment in operating leases.................  $   648,185    $   712,927
                                                 ===========    ===========

     The net investment in leveraged leases at December 31 consisted of the following:

                                                    1998           1997
                                                 -----------    -----------
Rental receivables.............................  $ 2,909,929    $ 2,287,233
Less principal and interest payable on
  nonrecourse debt.............................   (2,403,623)    (1,790,987)
                                                 -----------    -----------
Net rental receivables.........................      506,306        496,246
Estimated residual values......................      796,466        575,234
Less unearned income...........................     (521,936)      (451,923)
                                                 -----------    -----------
Investment in leveraged leases.................      780,836        619,557
Less deferred taxes from leveraged leases......     (317,015)      (249,710)
                                                 -----------    -----------
Net investment in leveraged leases.............  $   463,821    $   369,847
                                                 ===========    ===========

                             THE FINOVA GROUP INC.

                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
            (DOLLARS IN THOUSANDS IN TABLES, EXCEPT PER SHARE DATA)

     The components of income from leveraged leases, after the effects of interest on nonrecourse debt and other related expenses, for the years ended December 31 were as follows:

                                               1998       1997       1996
                                              -------    -------    -------
Lease and other income, net.................  $59,083    $41,605    $30,230
Income tax expense..........................   23,500     19,476     11,321

     The investment in direct financing leases at December 31 consisted of the following:

                                                       1998         1997
                                                     ---------    ---------
Rental receivables.................................  $ 398,303    $ 367,780
Estimated residual values..........................    126,095      120,020
Unearned income....................................   (127,639)    (127,211)
                                                     ---------    ---------
Investment in direct financing leases..............  $ 396,759    $ 360,589
                                                     =========    =========

     FINOVA has a substantial number of loans and leases with payments that fluctuate with changes in index rates, primarily prime interest rates and the London interbank offered rates ("LIBOR"). The investment in loans and leases with floating interest rates (excluding nonaccruing contracts and repossessed assets) was $4.75 billion and $4.34 billion at December 31, 1998 and 1997, respectively.

     Income earned from financing transactions with floating interest rates was approximately $562 million in 1998, $491 million in 1997 and $436 million in 1996. The adjustments which arise from changes in index rates can have a significant effect on income earned from financing transactions; however, the effects on interest margins earned and net income are substantially offset by related interest expense changes on debt obligations with floating interest rates. FINOVA's matched funding policy is more fully described in Note F.

     At December 31, 1998, FINOVA had a committed backlog of new business of approximately $1.9 billion compared to $1.6 billion at December 31, 1997. The committed backlog includes unused lines of credit totaling $549 million and $666 million at December 31, 1998 and 1997, respectively. Historically, FINOVA has booked a substantial portion of its backlog, although there can be no assurance that the trend will continue. Loan commitments and lines of credit have generally the same credit risk as extending loans to borrowers. These commitments are generally subject to the same credit quality and collateral requirements involved in lending transactions. Commitments generally have a fixed expiration and usually require payment of a fee.

     SECURITIZATIONS -- In 1998 and 1997, under a separate securitization agreement, FINOVA sold loan receivables totaling $103.2 million and $36.8 million, respectively, with limited recourse. Outstanding securitized assets under this agreement were $136.1 million at December 31, 1998. FINOVA will service these loan contracts for the transferee and has deferred a portion of the proceeds to be recognized as service fee income over the term of the agreements.

     During 1998, the Company utilized the mini-CMBS structure to sell loans warehoused by FRC. Under the structure, the Company sold loans to a trust with limited recourse. The trust issued a senior security interest to an investment banking company and a subordinated security interest that was retained by the Company. The Company also retained the servicing rights and obligations on the assets transferred to the trust. The intent of the trust is to sell the loans into the permanent CMBS market. Until the loans are sold, interest rate risk is hedged using various instruments including Treasury rate locks. The Company recognized gains on the transfer of the

                             THE FINOVA GROUP INC.

                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
            (DOLLARS IN THOUSANDS IN TABLES, EXCEPT PER SHARE DATA)

loans in accordance with SFAS 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". No gains were recorded on the subordinated interest retained by the Company.

     In determining the fair value of assets sold and interests retained, the Company inherently employs a variety of financial assumptions, including defaults, prepayments and discount rates. The Company assumed minimal defaults and prepayments due to the nature of the commercial mortgages and the anticipated period before sale into the permanent CMBS market. FINOVA also used discount rates ranging from approximately 6.0% to 7.0%

     This structure differs from many transfer and securitization vehicles in that the intent is to sell the loans in the trust within a short period of time rather than holding the loans throughout the amortization period. Once the sale of the loans by the trust is completed, there will be no further recourse or assumption risks.

     In 1998, the Company sold $724.3 million of loans into the private CMBS structure. The Company received $678.7 million in cash proceeds and retained a subordinated interest valued at $91.7 million. The Company recognized gross gains of $46.1 million. The gains were reduced by hedge losses, commissions and expenses of $21.6 million and an $8.5 million reserve resulting in net non-cash gains of $16.0 million.

     In 1996 and 1995, FINOVA, under a securitization agreement, sold a total of $300 million in undivided proportionate interests in a revolving loan portfolio totaling approximately $694.5 million as of December 31, 1998. Under this agreement, there is recourse to FINOVA based on the outstanding balance of the proportionate interest sold.

     In general, the servicing fees earned on securitizations are approximately equal to the cost of servicing; therefore, no material servicing assets or liabilities have been recognized.

NOTE D  RESERVE FOR CREDIT LOSSES

     The following is an analysis of the reserve for credit losses for the years ended December 31:

                                            1998        1997        1996
                                          --------    --------    --------
Balance, beginning of year..............  $177,088    $148,693    $129,077
Provision for credit losses.............    82,200      69,200      41,751
Write-offs..............................   (59,037)    (45,487)    (32,017)
Recoveries..............................     2,279       2,287       3,296
Acquisitions and other..................     5,088       2,395       6,586
                                          --------    --------    --------
Balance, end of year....................  $207,618    $177,088    $148,693
                                          ========    ========    ========

                             THE FINOVA GROUP INC.

                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
            (DOLLARS IN THOUSANDS IN TABLES, EXCEPT PER SHARE DATA)

     Net write-offs by line of business for the years ended December 31 are as follows:

                                            1998        1997        1996
                                          --------    --------    --------
Commercial Services.....................  $ 35,663    $ 23,255    $  3,610
Corporate Finance.......................     6,680       6,478       9,460
Commercial Equipment Finance............     3,645       3,208       2,378
Franchise Finance.......................     2,780         433       2,845
Distribution & Channel Finance..........     2,609       1,777         (33)
Specialty Real Estate Finance...........     1,785       2,106       1,616
Rediscount Finance......................     1,500
Healthcare Finance......................       960       1,704       1,010
Business Credit.........................       819
Communications Finance..................       494         750       2,994
Resort Finance..........................                 2,700       4,249
Other...................................      (177)        789         592
                                          --------    --------    --------
          Total net write-offs by line
            of business.................  $ 56,758    $ 43,200    $ 28,721
                                          ========    ========    ========
Net write-offs as a percentage of
  average managed assets (excluding
  average participations)...............      0.60%       0.54%       0.41%
                                          ========    ========    ========

     An analysis of nonaccruing assets included in the investment in financing transactions at December 31 is as follows:

                                                         1998        1997
                                                       --------    --------
Contracts............................................  $150,787    $150,263
Repossessed assets...................................    54,446      37,093
                                                       --------    --------
          Total nonaccruing assets...................  $205,233    $187,356
                                                       ========    ========
Nonaccruing assets as a percentage of managed assets
  (excluding participations).........................       2.0%        2.1%
                                                       ========    ========

     In addition to the repossessed assets included in the above table, FINOVA had repossessed assets with a total carrying amount of $65.3 million and $52.5 million at December 31, 1998 and 1997, respectively, which earned income of $4.7 million and $4.1 million during 1998 and 1997, respectively.

     At December 31, 1998, the total carrying amount of impaired loans was $225.7 million, of which $106.0 million were revenue accruing. A reserve for credit losses of $30.9 million has been established for $74.3 million of nonaccruing impaired loans and $6.2 million has been established for $24.4 million of accruing impaired loans. At December 31, 1997, the total carrying amount of impaired loans was $158.0 million, of which $36.4 million were revenue accruing. At December 31, 1997, a reserve for credit losses of $17.8 million was established for $39.0 million of nonaccruing impaired loans and $2.4 million was established for $13.3 million of accruing impaired loans. For the three years ended December 31, 1998, 1997 and 1996, the average carrying amount of impaired loans was $172.0 million, $130.3 million and $85.1 million, respectively. Income earned on accruing impaired loans was approximately $4.0 million in all

                             THE FINOVA GROUP INC.

                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
            (DOLLARS IN THOUSANDS IN TABLES, EXCEPT PER SHARE DATA)

three years. Income earned on impaired loans is recognized in the same manner as it is on other accruing loans. Cash collected on all nonaccruing loans is applied to the carrying amount.

     Had all nonaccruing assets outstanding at December 31, 1998, 1997 and 1996 remained accruing, pre-tax income earned would have increased by approximately $19 million, $22 million and $19 million, respectively.

NOTE E  DEBT

     The Company satisfies its short-term financing requirements from the issuance of commercial paper supported by bank lines of credit, other bank loans and public notes. The Company's commercial paper borrowings are supported by unused revolving bank credit agreements totaling $4.4 billion. FINOVA Capital currently maintains a five-year revolving credit facility and a 364-day facility with numerous lenders, in the aggregate principal amount of $2.0 billion. Separately, FINOVA Capital also has two five-year facilities with numerous lenders for $700 million each, one 364-day facility with numerous lenders for $600 million and three 364-day facilities with three separate lenders for an aggregate principal amount of $400 million. The Company intends to borrow under the domestic revolving credit agreements to refinance commercial paper and short-term bank loans if it encounters significant difficulties in rolling over its outstanding commercial paper and short-term bank loans. The Company rarely borrows under these facilities. Under the terms of these agreements, the Company has the option to periodically select either domestic dollars or Eurodollars as the basis of borrowings. Interest is based on the lenders' prime rate for domestic dollar advances or London interbank offered rates ("LIBOR") for Eurodollar advances. The agreements also provide for a commitment fee on the unused credit. The 364-day $1.0 billion and $600 million revolving credit agreements are subject to renewal in 1999, while the two $700 million and the other $1.0 billion credit facilities are subject to renewal in 2002. The 364-day facilities totaling $400 million are subject to renewal in 1999; however, the Company does not anticipate extending these facilities. In addition to the above, the FINOVA Group Inc. has a 364-day revolving credit facility with one lender for $25 million, which is subject to renewal in 1999.

     The Company, through one subsidiary, utilizes a five-year multi-currency facility with a small group of lenders for $100 million. Under the terms of this agreement, the subsidiary has the option to periodically select multiple currencies as the basis of borrowings. Interest is based on the Eurocurrency rate per annum for deposits in the relevant designated currency. Through another subsidiary, the Company maintains one 364-day revolving credit facility with three lenders in Canada for $100 million Canadian, supporting the issuance of Canadian commercial paper. Under the terms of this agreement, the subsidiary has the option to borrow Canadian dollars through either bankers' acceptances or a prime rate advance. Interest is based on the lenders' prime rate for prime advances or bankers' acceptance rates. FINOVA Capital is the guarantor of this credit facility, which is subject to renewal in 1999.

     In 1998, FINOVA Capital commenced a Euro Medium-Term Note Program allowing for the issuance of up to $1 billion of debt securities. As of December 31, 1998 there was $750 million available under the program.

                             THE FINOVA GROUP INC.

                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
            (DOLLARS IN THOUSANDS IN TABLES, EXCEPT PER SHARE DATA)

     The following information pertains to all short-term financing, primarily commercial paper, issued by FINOVA Capital for the years ended December 31:

                                        1998          1997          1996
                                     ----------    ----------    ----------
Maximum amount of short-term debt
  outstanding during year..........  $4,006,576    $3,284,118    $3,087,876
Average short-term debt outstanding
  during year......................   3,529,528     2,886,668     2,551,316
Weighted average short-term
  interest rates at end of year:
  Short-term borrowings............         5.6%          5.6%          5.4%
  Commercial paper*................         5.7%          5.7%          5.6%
Weighted average interest rate on
  short-term debt outstanding
  during year*.....................         5.7%          5.7%          5.6%

---------------
* Exclusive of the cost of maintaining bank lines in support of outstanding commercial paper and the effects of interest rate conversion agreements.

     Senior debt at December 31 was as follows:

                                                       1998          1997
                                                    ----------    ----------
Commercial paper and short-term bank loans
  supported by unused long-term bank revolving
  credit agreements, less unamortized discount....  $3,871,350    $3,132,109
Medium-term notes due to 2010, 5.9% to 10.3%......   1,717,544     1,343,148
Term loans payable to banks due to 1999, 5.3% to
  5.8%............................................     190,000       190,000
Senior notes due to 2007, 5.9% to 16.0%, less
  unamortized discount............................   2,604,762     2,083,761
Nonrecourse installment notes due to 2002, 10.6%
  (assets of $22,838 and $58,064, respectively,
  pledged as collateral)..........................      10,922        15,563
                                                    ----------    ----------
Total senior debt.................................  $8,394,578    $6,764,581
                                                    ==========    ==========

     Annual maturities of senior debt outstanding at December 31, 1998 due through June 2007 (excluding the amount supported by the revolving credit agreements expected to be renewed) approximate $775.2 million (1999), $821.3 million (2000), $951.0 million (2001), $839.4 million (2002), $504.9 million
(2003) and $631.4 million (thereafter).

     The agreements pertaining to senior debt and revolving credit agreements include various restrictive covenants and require the maintenance of certain defined financial ratios with which FINOVA and FINOVA Capital have complied. Under one covenant, dividend payments by FINOVA Capital are limited to 50% of accumulated earnings after December 31, 1991. As of December 31, 1998, FINOVA Capital had $118.1 million of excess accumulated earnings available for distribution.

     Total interest paid is not significantly different from interest expense.

                             THE FINOVA GROUP INC.

                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
            (DOLLARS IN THOUSANDS IN TABLES, EXCEPT PER SHARE DATA)

NOTE F  DERIVATIVE FINANCIAL INSTRUMENTS

     FINOVA enters into interest rate and basis swap agreements as part of its interest rate risk management policy of match funding its assets and liabilities. The derivative instruments used are straightforward. The Company continually monitors its derivative position and uses derivative instruments for non-trading and non-speculative purposes only.

     FINOVA uses derivative instruments to minimize its exposure to fluctuations in interest rates. FINOVA strives to minimize its overall debt costs while limiting the short-term variability of interest expense and funds required for debt service. To achieve this objective, FINOVA diversifies its borrowing sources (short and long-term debt with a fixed or a variable rate) and seeks to maintain a portfolio that is matched funded. FINOVA's matched funding policy generally requires that floating-rate assets be financed with floating-rate liabilities and fixed-rate assets be financed with fixed-rate liabilities. FINOVA's matched funding policy also requires that the difference between floating-rate liabilities and floating-rate assets, measured as a percent of total assets, should not vary by more than 3% for any extended period. The amount of derivatives used is a function of this 3% gap policy with the maturities of the derivatives being correlated to the maturities of the assets being financed.

     The notional amounts of derivatives do not represent amounts exchanged by the parties and, thus, are not a measure of FINOVA's exposure through its use of derivatives. The amounts exchanged are determined by reference to the notional amounts and the other terms of the derivatives.

     Under interest rate swaps, FINOVA agrees to exchange with the other party, at specified intervals, the payment streams calculated on a specified notional amount, with at least one stream based on a floating interest rate. Generic swap notional amounts do not change for the life of the contract. Basis swaps involve the exchange of floating-rate indices, such as the prime rate, the commercial paper composite rate and LIBOR and are used primarily to protect FINOVA's margins on floating-rate transactions by locking in the spread between FINOVA's lending and borrowing rates.

     FINOVA's off-balance sheet derivative instruments involve credit and interest rate risks. The credit risk would be the nonperformance by the other parties to the financial instruments. All financial instruments have been entered into with major financial institutions, which are expected to fully perform under the terms of the agreements, thereby mitigating the credit risk from the transactions, although there can be no assurance that any such institution will perform under its agreement. FINOVA's derivative policy stipulates that the maximum exposure to any one counter-party, relative to the derivative products, is limited on a net basis to 10% of FINOVA's outstanding debt at the time of that transaction. Interest rate risks relate to changes in interest rates and the impact on earnings. FINOVA mitigates interest rate risks through its matched funding policy.

     The use of derivatives decreased interest expense by $5.3 million in 1998, a decrease in the aggregate cost of funds of 0.07%. The use of derivatives in 1997 decreased interest expense by $1.0 million, a decrease in the aggregate cost of funds of 0.03%, whereas the use of derivatives increased interest expense $3.0 million in 1996, an increase in the aggregate cost of funds of 0.05%. These changes in interest expense from off-balance sheet derivatives effectively alter on-balance sheet costs and must be viewed as total interest rate management. There were no deferred gains or losses associated with derivatives.

                             THE FINOVA GROUP INC.

                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
            (DOLLARS IN THOUSANDS IN TABLES, EXCEPT PER SHARE DATA)

     FINOVA also enters into short-term treasury rate locks, options, swaptions and other derivative investments to hedge interest rate risks associated with the warehousing of loans, primarily for FRC.

     In a treasury rate lock, FINOVA agrees to lock in an interest rate on a U.S. Treasury security until a specified date in the future. Prior to the expiration date, if treasury rates decrease, there is an associated loss on the hedge. If treasury rates increase, FINOVA will immediately benefit from an increase in the hedge value.

     In a treasury put option, FINOVA pays an up-front fee (premium) to have the right, but not the obligation to sell a pre-determined treasury security at an agreed-upon strike rate. Prior to the expiration date of the option, if treasury rates decrease, the option expires worthless and there is no additional hedge loss. If treasury rates increase and surpass the strike rate, the value of the option will increase. In addition to the level of interest rates, the option value also depends on other variables including volatility and the time to maturity.

     A swaption gives FINOVA the right, but not the obligation, to enter into a swap on the exercise date. An up-front premium is the only cost incurred by FINOVA. If swap rates rise above the strike rate, the option value will increase. If swap rates decrease, the option will not be exercised and will expire worthless. In addition to the level of swap rates, the option value also depends on other variables including volatility and time to maturity.

     The following table provides annual maturities and weighted-average interest rates for each significant derivative product type in place at December 31, 1998. The rates presented are as of December 31, 1998. To the extent that rates change, variable interest information will change:

                                  OUTSTANDING AT
                                   DECEMBER 31,             MATURITIES OF DERIVATIVE PRODUCTS
                                  --------------   ---------------------------------------------------
                                       1998         1999    2000    2001    2002    2003    THEREAFTER
                                  --------------   ------   -----   -----   -----   -----   ----------
                                                         (DOLLARS IN MILLIONS)
RECEIVE FIXED-RATE SWAPS:
Notional value..................      $1,077       $  377   $ 150   $ 150   $ 200              $200
Weighted average receive rate...        6.75%        6.45%   7.24%   6.66%   6.51%             7.26%
Weighted average pay rate.......        5.35%        5.32%   5.39%   5.29%   5.30%             5.47%
PAY FIXED-RATE SWAPS:
Notional value..................      $  700       $  150   $ 100   $ 100           $ 150      $200
Weighted average receive rate...        5.37%        5.30%   5.42%   5.34%           5.42%     5.37%
Weighted average pay rate.......        6.49%        7.06%   7.38%   6.70%           5.98%     5.90%
TREASURY RATE LOCKS:
Notional value..................      $  153       $  153
Weighted average rate...........        4.71%        4.71%
OPTIONS AND SWAPTIONS:
Notional value..................      $   64       $   64
Weighted average strike rate....        5.72%        5.72%
                                      ------       ------   -----   -----   -----   -----      ----
TOTAL NOTIONAL VALUE............      $1,994       $  744   $ 250   $ 250   $ 200   $ 150      $400
                                      ======       ======   =====   =====   =====   =====      ====
Total weighted average rates on
  swaps:
  Receive rate..................        6.21%        6.12%   6.51%   6.13%   6.51%   5.42%     6.32%
                                      ======       ======   =====   =====   =====   =====      ====
Pay rate........................        5.80%        5.82%   6.19%   5.85%   5.30%   5.98%     5.69%
                                      ======       ======   =====   =====   =====   =====      ====

                             THE FINOVA GROUP INC.

                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
            (DOLLARS IN THOUSANDS IN TABLES, EXCEPT PER SHARE DATA)

     For the benefit of its customers, FINOVA enters into interest rate cap agreements. The total notional amount of these agreements at December 31, 1998 was $25.0 million, none of which was in a pay or receive position. These agreements will mature as follows: $15.9 million in 1999, $1.5 million in 2000 and $7.6 million in 2001.

     Derivative product activity for the three years ended December 31, 1998 is as follows:

                                                                PAY                INTEREST
                                    RECEIVE        PAY       FIXED-RATE              RATE
                                   FIXED-RATE   FIXED-RATE   AMORTIZING   BASIS     HEDGE
                                     SWAPS        SWAPS        SWAPS      SWAPS   AGREEMENTS    TOTAL
                                   ----------   ----------   ----------   -----   ----------   -------
                                                          (DOLLARS IN MILLIONS)
Balance, January 1, 1996.........    $1,300       $ 800         $ 95      $ 878     $ 750      $ 3,823
Expired..........................      (100)       (325)         (95)                (750)      (1,270)
Additions........................       150         350                                            500
                                     ------       -----         ----      -----     -----      -------
Balance, December 31, 1996.......     1,350         825                     878                  3,053
Expired..........................      (275)       (275)                   (250)                  (800)
Additions........................       327                                                        327
                                     ------       -----         ----      -----     -----      -------
Balance, December 31, 1997.......     1,402         550                     628                  2,580
Expired..........................      (325)       (200)                   (628)                (1,153)
Additions........................                   350                               217          567
                                     ------       -----         ----      -----     -----      -------
Balance, December 31, 1998.......    $1,077       $ 700         $ --      $  --     $ 217      $ 1,994
                                     ======       =====         ====      =====     =====      =======

NOTE G COMPANY-OBLIGATED MANDATORY REDEEMABLE CONVERTIBLE PREFERRED SECURITIES OF SUBSIDIARY TRUST SOLELY HOLDING CONVERTIBLE DEBENTURES OF FINOVA

     In December 1996, FINOVA Finance Trust, a subsidiary trust sponsored and wholly-owned by FINOVA, issued (a) 2,300,000 shares of convertible trust originated preferred securities (the "Preferred Securities" or "TOPrS") to the public for gross proceeds of $115 million (before transaction costs of $3.5 million) and (b) 71,135 shares of common securities to FINOVA. The gross proceeds from these transactions were invested by the trust in $118.6 million aggregate principal amount of 5 1/2% convertible subordinated debentures due 2016 (the "Debentures") newly issued by FINOVA. The Debentures represent all of the assets of the trust. The proceeds from the issuance of the Debentures were contributed by FINOVA to FINOVA Capital, which used the proceeds to repay commercial paper and other indebtedness.

     The Preferred Securities accrue and pay cash distributions quarterly when declared by FINOVA at a rate of 5 1/2% per annum of the stated liquidation amount of $50 per preferred security. FINOVA has guaranteed, on a subordinated basis, distributions and other payments due on the Preferred Securities (the "Guarantee"). The Guarantee, when taken together with FINOVA's obligations under the Debentures, the indenture under which the Debentures were issued and FINOVA's obligations under the Amended and Restated Declaration of Trust governing the trust, provides a full and unconditional guarantee on a subordinated basis of amounts due on the Preferred Securities. FINOVA can defer making distributions on the Debentures for up to 20 consecutive quarters, but does not anticipate doing so. The Preferred Securities are mandatory redeemable upon the maturity of the Debentures on December 31, 2016, or earlier to the extent of any redemption by FINOVA of any Debentures. The redemption

                             THE FINOVA GROUP INC.

                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
            (DOLLARS IN THOUSANDS IN TABLES, EXCEPT PER SHARE DATA)

price in either case will be $50 per share plus accrued and unpaid distributions to the date fixed for redemption.

     Prior to their maturity, the Preferred Securities are convertible into FINOVA's common stock at the election of the holders of the Preferred Securities individually. Each debenture is convertible into 1.2774 shares of FINOVA's common stock (equivalent to a conversion price of $39.14 per share), subject to adjustment in specified circumstances. FINOVA can terminate the conversion rights noted above on 30 days notice on or after December 31, 1999 if it is current on its payments for the Debentures and the closing prices of its common stock trade at or above 120% of the conversion price of the Preferred Securities ($46.97, assuming no adjustments).

NOTE H  SHAREOWNERS' EQUITY

     On August 14, 1997, the Board of Directors declared a two-for-one stock split of FINOVA's common stock effected as a stock distribution on October 1, 1997 to shareowners of record as of September 1, 1997. All share and per share data have been restated to reflect the split.

     At December 31, 1998, 1997 and 1996, The FINOVA Group Inc. had 58,555,000, 58,555,000 and 56,844,000 shares of common stock issued, with 55,721,000, 56,282,000 and 55,058,000 shares of common stock outstanding, respectively. Approximately 6,917,000, 7,972,000 and 8,632,000 common shares were reserved for issuance under the 1992 Stock Incentive Plan at December 31, 1998, 1997 and 1996, respectively.

     In addition to the convertible preferred securities issued by FINOVA Finance Trust in 1996, FINOVA has 5,000,000 shares of preferred stock authorized, none of which was issued at December 31, 1998. The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series, to establish the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series. In connection with FINOVA's stock incentive plan, 250,000 shares of preferred stock are reserved for issuance of awards under that plan.

     Each outstanding share of FINOVA's common stock has a tandem junior participating preferred stock purchase right ("Right") attached to it. The Rights contain provisions to protect shareowners in the event of an unsolicited acquisition or attempted acquisition of 20% or more of FINOVA's common stock, which is not believed by the Board of Directors to be in the best interest of shareowners. The Rights are represented by the common share certificates and are not exercisable or transferable apart from the common stock until such a situation arises. The Rights may be redeemable by FINOVA at $0.01 per right prior to the time any person or group has acquired 20% or more of FINOVA's shares. FINOVA has reserved 600,000 shares of Junior Participating Preferred Stock for issuance in connection with the Rights.

     FINOVA periodically repurchases its securities on the open market to fund its obligations pursuant to employee stock options, benefit plans and similar obligations. During the years ended December 31, 1998 and 1997, FINOVA repurchased 1,299,200 and 1,035,800 shares, respectively. No shares were repurchased in 1996. The program may be discontinued at any time.

     In 1999, the Board of Directors approved and recommended to the shareowners that they approve an amendment to FINOVA's certificate of incorporation. That amendment would increase the authorized common stock from 100 million to 400 million shares and the preferred stock from

                             THE FINOVA GROUP INC.

                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
            (DOLLARS IN THOUSANDS IN TABLES, EXCEPT PER SHARE DATA)

5 million to 20 million shares. The shareowners are expected to vote on the measure at the 1999 annual meeting. The Board recommends approval of the proposal.

NOTE I  STOCK OPTIONS

     During 1992, the Board of Directors of FINOVA adopted The FINOVA Group Inc. 1992 Stock Incentive Plan (the "Plan") for the grant of options, restricted stock and stock appreciation rights to officers, directors and employees. The Plan provides for the following types of awards: (a) stock options (both incentive and non-qualified stock options), (b) stock appreciation rights and
(c) restricted stock. The Plan generally authorizes the issuance of awards for up to 2 1/2% of the total number of shares of common stock outstanding as of the first day of each year, with some modifications. In addition, 250,000 shares of preferred stock are reserved for awards under the Plan.

     The stock options outstanding at December 31, 1998 were granted for terms of 10 years and generally become exercisable between one month to five years from the date of grant. Stock options are issued at market value at the date of grant, unless a higher exercise price is established. Since 1993, the Board has issued multi-year, multi-priced stock options to senior executives. The exercise price of those option grants range in price from the fair market value on the grant date to prices up to 58.7% in excess of the grant date value. Those option grants are intended to cover anticipated grants during the years the grants are scheduled to vest, although the Board may issue additional grants at its discretion. In 1998, premium-priced options were granted with exercise prices ranging from $54.47 to $83.21.

     Information with respect to options granted and exercised for the three years ended December 31, 1998 is as follows:

                                                                AVERAGE OPTION
                                                    SHARES      PRICE PER SHARE
                                                   ---------    ---------------
Options outstanding at January 1, 1996...........  3,047,018        $15.31
Granted..........................................  1,011,740         29.05
Exercised........................................   (359,408)        13.37
Canceled.........................................   (262,172)        20.45
                                                   ---------        ------
Options outstanding at December 31, 1996.........  3,437,178         19.17
Granted..........................................    781,108         43.57
Exercised........................................   (442,049)        15.57
Canceled.........................................   (191,094)        28.05
                                                   ---------        ------
Options outstanding at December 31, 1997.........  3,585,143         24.45
Granted..........................................  1,197,032         58.22
Exercised........................................   (626,853)        18.13
Canceled.........................................   (197,680)        42.00
                                                   ---------        ------
Options outstanding at December 31, 1998.........  3,957,642        $34.79
                                                   =========        ======

     At December 31, 1998, stock options with respect to 3,957,642 common shares were outstanding at exercise prices ranging from $6.35 to $83.21 per share.

                             THE FINOVA GROUP INC.

                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
            (DOLLARS IN THOUSANDS IN TABLES, EXCEPT PER SHARE DATA)

     The following table summarizes information about stock options outstanding at December 31, 1998:

                                WEIGHTED
                                 AVERAGE                        NUMBER
                   NUMBER       REMAINING       WEIGHTED      EXERCISABLE      WEIGHTED
RANGE OF         OUTSTANDING   CONTRACTUAL      AVERAGE           AT           AVERAGE
EXERCISE PRICES  AT 12/31/98      LIFE       EXERCISE PRICE    12/31/98     EXERCISE PRICE
---------------  -----------   -----------   --------------   -----------   --------------
$ 6.35 - $16.45     844,033       3.76           $12.22          844,033        $12.22
 16.56 -  26.38   1,011,726       6.22            21.53          879,208         20.90
 27.25 -  46.86     816,505       8.20            37.90          476,869         35.92
 48.06 -  54.47     835,906       9.29            53.30           37,947         53.73
 54.97 -  83.21     449,472       9.57            66.36
                  ---------       ----           ------        ---------        ------
$ 6.35 - $83.21   3,957,642       7.13           $34.79        2,238,057        $21.39
                  =========       ====           ======        =========        ======

     Since April 1992, the Board of Directors has only granted performance based restricted stock to employees. Performance based restricted stock awards (78,985 shares in 1998, 90,100 shares in 1997 and 138,160 shares in 1996), vest generally over five years from the date of grant. The holder of the performance based restricted stock, like restricted stock, has the right to receive dividends and vote the target number of shares but may not sell, assign, transfer, pledge or otherwise encumber the performance based restricted stock. All performance based restricted stock grants since 1992 were based on FINOVA share performance and may result in greater or lesser numbers of shares ultimately being delivered to the holder, depending on that performance. The target number of shares are deemed received on the grant date. Additional vesting over the target are reported as new grants as of the vesting dates. Vestings below target would be reported as a forfeiture of amounts below the target number of shares.

     The Company applies APB Opinion 25 and related Interpretations in accounting for its plans. No compensation cost has been recognized for its fixed stock option plans because FINOVA grants options at market price on the date of grant. The compensation cost that has been charged against income for its performance-based plan was $5.5 million, $7.9 million and $2.9 million for 1998, 1997 and 1996, respectively. Had compensation cost for the Company's stock based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the fair market value method, FINOVA's net income would have been $162.7 million, $135.6 million and $115.0 million for 1998, 1997 and 1996, respectively. Basic earnings per share would have been $2.91, $2.49 and $2.11 and diluted earnings per share would have been $2.74, $2.36 and $2.05 for 1998, 1997 and 1996, respectively.

     The fair value of the options was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1998: dividend yield of 1.75%, expected volatility of 26%, risk-free interest rates of 5.7% and 5.8% and expected lives of five to seven years.

                             THE FINOVA GROUP INC.

                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
            (DOLLARS IN THOUSANDS IN TABLES, EXCEPT PER SHARE DATA)

NOTE J  INCOME TAXES

     The consolidated provision for income taxes consists of the following for the years ended December 31:

                                               1998       1997       1996
                                             --------    -------    -------
Current:
  United States:
     Federal...............................  $ 25,308    $34,936    $30,574
     State.................................     8,700     13,973      7,654
  Foreign..................................     1,870      3,626      1,745
                                             --------    -------    -------
                                               35,878     52,535     39,973
                                             --------    -------    -------
Deferred:
  United States:
     Federal...............................    56,550     31,051     24,294
     State.................................     8,112       (498)     5,062
  Foreign..................................     7,950
                                             --------    -------    -------
                                               72,612     30,553     29,356
                                             --------    -------    -------
Provision for income taxes.................  $108,490    $83,088    $69,329
                                             ========    =======    =======

     Income taxes paid in 1998, 1997 and 1996 were approximately $26.0 million, $30.3 million and $31.3 million, respectively.

     The significant components of deferred tax liabilities and deferred tax assets at December 31, 1998 and 1997 consisted of the following:

                                                         1998        1997
                                                       --------    --------
Deferred tax liabilities:
  Deferred income from leveraged leases..............  $399,343    $308,465
  Deferred income from lease financing...............   108,883      89,196
  Goodwill...........................................    26,530      24,343
  Other..............................................    17,933       3,498
                                                       --------    --------
Gross deferred tax liability.........................   552,689     425,502
                                                       --------    --------
Deferred tax assets:
  Reserve for credit losses..........................    90,372      75,670
  Foreign............................................    10,792      16,802
  Alternative minimum tax............................    52,442      26,153
  Accrued expenses...................................       400       9,739
  Net operating loss carryforward/carryback..........    20,625       4,875
  Other..............................................    30,685      17,502
                                                       --------    --------
Gross deferred tax asset.............................   205,316     150,741
                                                       --------    --------
Net deferred tax liability...........................  $347,373    $274,761
                                                       ========    ========

                             THE FINOVA GROUP INC.

                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
            (DOLLARS IN THOUSANDS IN TABLES, EXCEPT PER SHARE DATA)

     The federal statutory income tax rate is reconciled to the effective income tax rate as follows:

                                                        1998    1997    1996
                                                        ----    ----    ----
Federal statutory income tax rate.....................  35.0%   35.0%   35.0%
State income taxes....................................   3.9     2.6     4.4
Foreign tax effects...................................   0.1    (0.1)   (0.9)
Municipal and ESOP income.............................  (1.5)   (2.0)   (2.2)
Other.................................................   1.0     1.2     1.0
                                                        ----    ----    ----
Provision for income taxes............................  38.5%   36.7%   37.3%
                                                        ====    ====    ====

NOTE K  PENSION AND OTHER BENEFITS

     Net periodic pension costs were $3.0 million, $1.9 million and $1.7 million for the years ended December 31, 1998, 1997 and 1996, respectively. FINOVA's pension costs were accrued at $5.5 million at December 31, 1998 and $2.8 million at December 31, 1997.

     Net periodic other postretirement benefit costs were $0.7 million, $0.5 million and $0.7 million for each of the years ended December 31, 1998, 1997 and 1996, respectively. FINOVA's accrued postretirement benefit costs were $3.5 million at December 31, 1998 and $2.8 million at December 31, 1997.

     FINOVA's investment of $49 million in trust for nonqualified compensation plans consists of securities held for trading and is recorded at market.

NOTE L  EARNINGS PER SHARE

     Basic earnings per share exclude the effects of dilution and are computed by dividing income available to common shareowners by the weighted average amount of common stock outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if options, convertible preferred stock or other contracts to issue stock were exercised or converted into common stock. These per share calculations are presented for the years ended December 31, 1998, 1997 and 1996 on the Statements of Consolidated Income and are detailed below:

                                             1998           1997           1996
                                          -----------    -----------    -----------
BASIC EARNINGS PER SHARE COMPUTATION:
Income from continuing operations.......  $   169,737    $   139,098    $   116,493
                                          ===========    ===========    ===========
Net income..............................  $   169,737    $   139,098    $   117,000
                                          ===========    ===========    ===========
Weighted average shares outstanding.....   56,232,000     54,748,000     54,816,000
Contingently issued shares..............     (286,000)      (343,000)      (308,000)
                                          -----------    -----------    -----------
Adjusted weighted average shares........   55,946,000     54,405,000     54,508,000
                                          ===========    ===========    ===========
Earnings from continuing operations per
  share.................................        $3.03          $2.56          $2.14
                                          ===========    ===========    ===========
Net income per share....................        $3.03          $2.56          $2.15
                                          ===========    ===========    ===========

                             THE FINOVA GROUP INC.

                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
            (DOLLARS IN THOUSANDS IN TABLES, EXCEPT PER SHARE DATA)

                                             1998           1997           1996
                                          -----------    -----------    -----------
DILUTED EARNINGS PER SHARE COMPUTATION:
Income from continuing operations.......  $   169,737    $   139,098    $   116,493
Preferred dividends, net of tax.........        3,782          3,992
                                          -----------    -----------    -----------
Income from continuing operations
  available to common shareowners.......  $   173,519    $   143,090    $   116,493
                                          ===========    ===========    ===========
Net income..............................  $   169,737    $   139,098    $   117,000
Preferred dividends, net of tax.........        3,782          3,992
                                          -----------    -----------    -----------
Net income available to common
  shareowners...........................  $   173,519    $   143,090    $   117,000
                                          ===========    ===========    ===========
Weighted average shares outstanding.....   56,232,000     54,748,000     54,816,000
Contingently issued shares..............     (171,000)      (184,000)      (183,000)
Incremental shares from assumed
  conversions:
  Stock options.........................    1,706,000      1,659,000      1,257,000
  Convertible preferred securities......    2,938,000      2,938,000        161,000
                                          -----------    -----------    -----------
Total potential dilutive common
  shares................................    4,644,000      4,597,000      1,418,000
                                          -----------    -----------    -----------
Adjusted weighted average shares........   60,705,000     59,161,000     56,051,000
                                          ===========    ===========    ===========
Earnings from continuing operations per
  share.................................        $2.86          $2.42          $2.08
                                          ===========    ===========    ===========
Earnings per share......................        $2.86          $2.42          $2.09
                                          ===========    ===========    ===========

NOTE M  LITIGATION AND CLAIMS

     FINOVA is party either as plaintiff or defendant to various actions, proceedings and pending claims, including legal actions, some of which involve claims for compensatory, punitive or other damages in significant amounts. That litigation often results from FINOVA's attempts to enforce its lending agreements against borrowers and other parties to those transactions. Litigation is subject to many uncertainties and it is possible that some of the legal actions, proceedings or claims referred to above could be decided against FINOVA. Although the ultimate amount for which FINOVA may be held liable, if any, is not ascertainable, FINOVA believes that any resulting liability should not materially affect FINOVA's financial position, results of operations or cash flows.

NOTE N  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following disclosure of the estimated fair value of financial instruments has been determined by FINOVA using market information obtained by FINOVA and the valuation methodologies described below. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein may not be indicative of the amounts that FINOVA could realize in a current market exchange. The use of different market assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

                             THE FINOVA GROUP INC.

                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
            (DOLLARS IN THOUSANDS IN TABLES, EXCEPT PER SHARE DATA)

     The carrying amounts and estimated fair values of FINOVA's financial instruments are as follows for the years ended December 31:

                                                 1998                        1997
                                       ------------------------    ------------------------
                                        CARRYING     ESTIMATED      CARRYING     ESTIMATED
                                         AMOUNT      FAIR VALUE      AMOUNT      FAIR VALUE
                                       ----------    ----------    ----------    ----------
BALANCE SHEET
Financial Instruments:
  Assets:
     Loans and other financing
       contracts.....................  $7,077,865    $7,151,296    $5,744,846    $5,872,082
  Liabilities:
     Senior debt.....................   8,394,578     8,472,603     6,764,581     6,832,327

OFF-BALANCE SHEET
Financial Instruments:
  Interest rate swaps................          --        17,558            --        15,893
  Interest rate hedge agreements.....          --          (459)           --            --

     The carrying values of cash and cash equivalents, fee-based receivables, financing contracts held for sale, accounts payable and accrued expenses, due to clients and interest payable (including accrued amounts related to interest rate swaps and interest rate hedge agreements) approximate fair values due to the short-term maturity of these items.

     The methods and assumptions used to estimate the fair values of other financial instruments are summarized as follows:

     LOANS AND OTHER FINANCING CONTRACTS:

          The fair value of loans and other financing contracts was estimated by discounting expected cash flows using the current rates at which loans of similar credit quality, size and remaining maturity would be made as of December 31, 1998 and 1997. Management believes that the risk factor embedded in the current interest rates on performing loans results in a fair valuation of performing loans. As of December 31, 1998 and 1997, the fair value of nonaccruing impaired contracts with a carrying amount of $119.7 million and $121.5 million, respectively, was not estimated because it is not practical to reasonably assess the credit adjustment that would be applied in the marketplace for such loans. As of December 31, 1998 and 1997, the carrying amount of loans and other financing contracts excludes repossessed assets with a total carrying amount of $119.7 million and $89.6 million, respectively.

     SENIOR DEBT:

          The fair value of senior debt was estimated by discounting future cash flows using rates currently available for debt of similar terms and remaining maturities. The carrying values of commercial paper and borrowings under revolving credit facilities, if any, were assumed to approximate fair values due to their short maturities.

                             THE FINOVA GROUP INC.

                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
            (DOLLARS IN THOUSANDS IN TABLES, EXCEPT PER SHARE DATA)

     INTEREST RATE SWAPS:

          The fair values of interest rate swaps are based on quoted market prices obtained from participating banks and dealers.

     INTEREST RATE HEDGE AGREEMENTS:

          The fair value of interest rate hedge agreements in place at December 31, 1998 are based on quoted market prices obtained from participating loans and dealers for transactions of similar remaining durations.

     The fair value estimates presented herein were based on information obtained by FINOVA as of December 31, 1998 and 1997. Although management is not aware of any factors that would significantly affect the estimated fair values, such values have not been updated since December 31, 1998 and 1997. Therefore, current estimates of fair value may differ significantly from the amounts presented herein.

NOTE O  OPERATING EXPENSES

     The following represents a summary of the major components of operating expenses for the three years ended December 31:

                                              1998        1997       1996
                                            --------    --------    -------
Salaries and employee benefits............  $140,939    $112,980    $94,272
Depreciation and amortization.............    23,749      17,407     14,185
Travel and entertainment..................    16,045      11,917      8,953
Occupancy expenses........................    11,562       8,368      7,104
Problem account costs.....................    10,343      11,586      7,753
Professional services.....................     9,982       7,654      5,738

NOTE P  COMPREHENSIVE INCOME

     Effective for the year ended December 31, 1998, FINOVA adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"), which establishes standards for reporting and display of comprehensive income and its components in the financial statements.

                             THE FINOVA GROUP INC.

                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
            (DOLLARS IN THOUSANDS IN TABLES, EXCEPT PER SHARE DATA)

     Accumulated other comprehensive income activity for the three years ended December 31, 1998 is as follows:

                                                                      ACCUMULATED
                                    FOREIGN         UNREALIZED           OTHER
                                   CURRENCY      HOLDING GAINS ON    COMPREHENSIVE
                                  TRANSLATION       SECURITIES          INCOME
                                  -----------    ----------------    -------------
Balance, January 1, 1996........    $(5,686)          $                 $(5,686)
Change during 1996..............      6,694                               6,694
                                    -------           ------            -------
Balance, December 31, 1996......      1,008                               1,008
Change during 1997..............     (1,018)                             (1,018)
                                    -------           ------            -------
Balance, December 31, 1997......        (10)                                (10)
Change during 1998..............       (208)           3,422              3,214
                                    -------           ------            -------
Balance, December 31, 1998......    $  (218)          $3,422            $ 3,204
                                    =======           ======            =======

     For comparative purposes, financial statements presented for prior years have been reclassified to conform to the requirements of SFAS No. 130. The adoption of SFAS No. 130 had no impact on FINOVA's consolidated results of operations, financial position, or cash flows.

NOTE Q  SEGMENT REPORTING

  Management's Policy for Identifying Reportable Segments

     FINOVA's reportable business segments are strategic business units that offer distinctive products and services that are marketed through different channels.

  Types of Products and Services

     FINOVA has three market groups that are also its reportable segments:
Commercial Finance, Specialty Finance and Capital Markets. Commercial Finance includes traditional asset-based businesses that lend against collateral such as cash flows, inventory, receivables and leased assets. Specialty Finance includes businesses which lend to a variety of highly focused, industry-specific niches. Capital Markets, in conjunction with institutional investors, provides commercial mortgage banking services and debt and equity capital funding.

  Reconciliation of Segment Information to Consolidated Amounts

     Management evaluates the business performance of each group based on total net revenue, income before allocations and managed assets. Total net revenue is operating margin plus gains on disposals of assets. Income before allocations is income before income taxes and preferred dividends, excluding allocation of corporate overhead expenses and the unallocated portion of provision for credit losses. Managed assets includes each segment's investment in financing transactions plus securitizations and participations sold.

                             THE FINOVA GROUP INC.

                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
            (DOLLARS IN THOUSANDS IN TABLES, EXCEPT PER SHARE DATA)

     Information for FINOVA's reportable segments reconciles to FINOVA's consolidated totals as follows:

                                                     1998           1997
                                                  -----------    ----------
TOTAL NET REVENUE:
Commercial Finance..............................  $   187,461    $  154,981
Specialty Finance...............................      344,541       313,841
Capital Markets.................................       50,188         9,449
Corporate and other.............................       23,093         7,632
                                                  -----------    ----------
Consolidated total..............................  $   605,283    $  485,903
                                                  ===========    ==========
INCOME BEFORE ALLOCATIONS:
Commercial Finance..............................  $    67,013    $   72,454
Specialty Finance...............................      273,674       248,793
Capital Markets.................................       23,243         9,449
Corporate and other, overhead and unallocated
  provision for credit losses...................      (81,921)     (104,518)
                                                  -----------    ----------
Income from continuing operations before income
  taxes.........................................  $   282,009    $  226,178
                                                  ===========    ==========
MANAGED ASSETS:
Commercial Finance..............................  $ 3,005,130    $2,755,826
Specialty Finance...............................    7,211,164     6,037,725
Capital Markets.................................      277,422
Corporate and other.............................       55,416        63,872
                                                  -----------    ----------
Consolidated total..............................  $10,549,132    $8,857,423
                                                  ===========    ==========

     Segment information was not presented for 1996 due to restructuring within the Company which made such presentation impracticable.

  GEOGRAPHIC INFORMATION

     FINOVA attributes income earned from financing transactions and managed assets to geographic areas based on the location of the customer. Income earned from financing transactions and managed assets at December 31, 1998 by geographic area are as follows:

                                                   INCOME
                                                   EARNED
                                               FROM FINANCING
                                                TRANSACTIONS     MANAGED ASSETS
                                               --------------    --------------
United States................................    $  956,479       $10,021,393
Canada.......................................         2,646            94,035
United Kingdom...............................        62,852           433,704
                                                 ----------       -----------
                                                 $1,021,977       $10,549,132
                                                 ==========       ===========

  MAJOR CUSTOMER INFORMATION

     FINOVA has no single customer that accounts for 10% or more of revenue.

                             THE FINOVA GROUP INC.

                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
            (DOLLARS IN THOUSANDS IN TABLES, EXCEPT PER SHARE DATA)

NOTE R  NEW ACCOUNTING STANDARDS

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," (SFAS No. 133) which is effective for fiscal years beginning after June 15, 1999. This statement standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, by recognition of those items as assets or liabilities in the statement of financial position and measurement at fair value. FINOVA will adopt this standard effective January 1, 2000, as required. The impact of SFAS No. 133 on the Company's financial position and results of operations has not yet been determined.

NOTE S SUBSEQUENT EVENT -- DEFINITIVE AGREEMENT TO ACQUIRE SIRROM CAPITAL CORPORATION

     On January 7, 1999, The FINOVA Group Inc. announced that it had reached a definitive agreement to acquire Sirrom Capital Corporation ("Sirrom"), a specialty finance company headquartered in Nashville, Tenn.

     Under the terms of the agreement, Sirrom shareholders will receive 0.1634 shares of FINOVA common stock for each share of Sirrom common stock they own, subject to possible increases. Based on the conversion rate and FINOVA's share value when the agreement was signed, the aggregated purchase price of the Sirrom common stock will be approximately $343 million.

                             THE FINOVA GROUP INC.

                      SUPPLEMENTAL SELECTED FINANCIAL DATA
                          CONDENSED QUARTERLY RESULTS
                                  (UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following represents the condensed quarterly results for the three years ended December 31, 1998, 1997 and 1996:

                                                                                   FOURTH
                                               FIRST       SECOND      THIRD      QUARTER
                                              QUARTER     QUARTER     QUARTER     --------
------------------------------------------------------------------------------------------
Income earned from financing transactions:
  1998......................................  $236,399    $249,624    $256,854    $279,100
  1997......................................   209,293     219,904     227,810     240,989
  1996......................................   183,921     186,255     197,402     201,768
------------------------------------------------------------------------------------------
Interest expense:
  1998......................................   110,572     114,987     122,235     131,566
  1997......................................    97,172     101,883     105,592     111,446
  1996......................................    88,224      89,718      91,629      96,972
------------------------------------------------------------------------------------------
Volume-based fees:
  1998......................................    22,156      19,103      16,687      19,777
  1997......................................     7,784       8,583       9,546      20,815
  1996......................................     6,731       6,380       7,570       7,907
------------------------------------------------------------------------------------------
Gains on disposal of assets:
  1998......................................     1,223       9,582      13,438      30,781
  1997......................................     3,233      10,468       8,706       7,854
  1996......................................     6,730       1,315         397       4,507
------------------------------------------------------------------------------------------
Non-interest expenses:
  1998......................................    83,628      94,274      93,972     121,482
  1997......................................    70,327      82,522      84,500      95,365
  1996                                          66,489      56,989      65,480      69,560
------------------------------------------------------------------------------------------
Income from continuing operations:
  1998......................................    39,077      41,035      43,132      46,492
  1997......................................    31,658      33,751      34,921      38,768
  1996......................................    26,756      28,852      30,489      30,396
------------------------------------------------------------------------------------------
Net income:
  1998......................................    39,077      41,035      43,132      46,492
  1997......................................    31,658      33,751      34,921      38,768
  1996......................................    27,121      28,121      29,763      31,995
------------------------------------------------------------------------------------------
Basic earnings per share:
  1998......................................      0.70        0.73        0.77        0.84
  1997......................................      0.59        0.62        0.65        0.70
  1996......................................      0.50        0.52        0.54        0.59
------------------------------------------------------------------------------------------
Diluted earnings per share:
  1998......................................      0.66        0.69        0.73        0.79
  1997......................................      0.56        0.59        0.61        0.66
  1996......................................      0.49        0.51        0.53        0.56
------------------------------------------------------------------------------------------

                             THE FINOVA GROUP INC.

             AVERAGE BALANCES/OPERATING MARGIN/AVERAGE ANNUAL RATES
                                 (UNAUDITED)(1)
                             (DOLLARS IN THOUSANDS)

     The following represents the breakdown of FINOVA's average balance sheet, operating margin and average annual rates for the years ended December 31, 1998 and 1997:

                                              1998                                    1997
                              ------------------------------------    ------------------------------------
                                            INTEREST &                              INTEREST &
                               AVERAGE     VOLUME-BASED    AVERAGE     AVERAGE     VOLUME-BASED    AVERAGE
                               BALANCE         FEES         RATE       BALANCE         FEES         RATE
                              ----------   ------------    -------    ----------   ------------    -------
ASSETS
Cash and cash equivalents...  $   38,304                              $   36,873
Investment in financing
  transactions..............   9,016,067    $1,029,619(4)   12.05%     7,764,224     $871,735(4)    11.85%(2)
Less reserve for credit
  losses....................    (184,162)                               (160,241)
                              ----------    ----------      -----     ----------     --------       -----
Net investment in financing
  transactions..............   8,831,905                               7,603,983
Goodwill and other assets...     522,356                                 365,885
Investment in discontinued
  operations................                                               2,703
                              ----------    ----------      -----     ----------     --------       -----
                              $9,392,565                              $8,009,444
                              ==========    ==========      =====     ==========     ========       =====
LIABILITIES AND SHAREOWNERS'
  EQUITY
Liabilities:
  Other liabilities.........  $  386,105                              $  408,640
  Senior debt...............   7,452,245    $  479,360       5.71%     6,253,588     $416,093        6.65%
  Deferred income taxes.....     304,870                                 260,027
                              ----------    ----------      -----     ----------     --------       -----
                               8,143,220                               6,922,255
Company-obligated mandatory
  redeemable convertible
  preferred securities of
  subsidiary trust solely
  holding convertible
  debentures of FINOVA......     111,550                                 111,550
Shareowners' equity.........   1,137,795                                 975,639
                              ----------    ----------      -----     ----------     --------       -----
                              $9,392,565                              $8,009,444
                              ==========    ==========      =====     ==========     ========       =====
Interest income/average
  earning assets (2)........                $1,029,619      12.05%                   $871,735       11.85%
Interest expense/average
  earning assets(2)(3)......                   479,360       5.61%                    416,093        5.66%
                              ----------    ----------      -----     ----------     --------       -----
Operating margin(3).........                $  550,259       6.44%                   $455,642        6.19%
                              ==========    ==========      =====     ==========     ========       =====

---------------
(1) Averages are calculated based on monthly balances.
(2) The average rate is calculated based on average earning assets ($8,544,431 and $7,356,845 for 1998 and 1997, respectively) which are net of average deferred taxes on leveraged leases and average nonaccruing assets.
(3) For the year ended December 31, 1998, excluding the impact of derivatives, interest expense would have been $474,076 or 5.55% of average earning assets and operating margin would have been $554,543 or 6.50% of average earning assets. For the year ended December 31, 1997, excluding the impact of derivatives, interest expense would have been $417,140 or 5.67% of average earning assets and operating margin would have been $454,595 or 6.18% of average earning assets.
(4) For the years ended December 31, 1998 and 1997 interest income is shown net of operating lease depreciation.

        APPENDIX E: ADDITIONAL INFORMATION REGARDING FINOVA'S DIRECTORS
                             AND EXECUTIVE OFFICERS

                               BOARD OF DIRECTORS

TERMS EXPIRE AT THE 1999 ANNUAL MEETING:

 Constance R. Curran     President and Chief Executive Officer of CurranCare, Inc. (a
                         nationwide healthcare management company) since 1995. Vice
                         Chairman and National Director of APM, Patient Care Services
                         from 1990-1995. Formerly Vice President of the American
                         Hospital Association and Dean of the Medical College of
                         Wisconsin. Editor of Nursing Economics$ since 1990. Director of Allegiance Corporation since 1996. Board member since
                         1998. Age 51.

  G. Robert Durham       Retired Chairman and Chief Executive Officer of Walter
                         Industries, Inc. (a homebuilding and financing, building
                         materials, natural resources and industrial manufacturing
                         company) since 1996. He served as Chairman and Chief
                         Executive Officer from 1991 to 1996. Former Chairman,
                         President and Chief Executive Officer of Phelps Dodge
                         corporation (a mining company). Director of Homestake Mining
                         Company, The MONY Group Inc. (formerly Mutual Life Insurance
                         Company of New York) and Amphenol Corp. Board member since
                         1992. Age 70.

  Kenneth R. Smith       Professor of Economics since 1980, Dean of the Karl Eller
                         Graduate School of Management and the College of Business
                         and Public Administration from 1980 to 1995, and Vice
                         Provost from 1992 to 1995 of The University of Arizona.
                         Chairman since 1996 and Director since 1990 of Apache
                         Nitrogen Products, Inc. Former director of Southwest Gas
                         Corporation. Board member since 1992. Age 56.

TERMS EXPIRE AT THE 2000 ANNUAL MEETING:

Robert H. Clark, Jr.     Chief Executive Officer since 1993, President since 1983 and a director since 1968 of Case, Pomeroy & Company, Inc. (a
                         mining, oil & gas and real estate company). Also a director of Homestake Mining Company. Board member since 1997. Age
                         58.

 Shoshana B. Tancer      Professor of International Studies for more than five years and Director of the North American Free Trade Agreement
                         Center since 1993 of the American Graduate School of
                         International Management. Also, of-counsel to the law firm of O'Connor, Cavanagh, Anderson, Killingsworth & Beshears
                         since 1992. Previously operated Tancer Law Offices for more than five years. Former director of Mountain Bell (the
                         predecessor of U.S. West, Inc.) and three subsidiaries of
                         Merabank, a Federal Savings Bank. Board member since 1994.
                         Age 63.

TERMS EXPIRE AT THE 2001 ANNUAL MEETING:

Samuel L. Eichenfield    Chairman, President and Chief Executive Officer of FINOVA
                         for more than five years. Also, Chairman, President and
                         Chief Executive Officer of FINOVA Capital Corporation, the
                         principal operating subsidiary of FINOVA, for more than five years. Board member since 1992. Age 62.

  James L. Johnson       Chairman Emeritus and a director of GTE Corporation (a
                         diversified telecommunications company) since 1993. Before that he was its Chairman and Chief Executive Officer.
                         Director of The MONY Group Inc. (formerly Mutual Life
                         Insurance Company of New York), Harte/Hanks Communications
                         Co., Inc., Cell Star Corporation, Valero Energy Corporation
                         and Walter Industries, Inc. Board member since 1992. Age 71.

    John W. Teets        Chairman and Chief Executive Officer of J.W. Teets
                         Enterprises, L.L.C. since 1997. Before that he was the
                         Chairman and Chief Executive Officer or similar positions of
                         Viad Corp, formerly The Dial Corp, for more than 5 years.
                         Board member since 1992. Age 65.

                               BOARD COMPENSATION

RETAINER AND FEES:

     Non-employee directors received a $25,000 annual retainer which was increased to $30,000 on July 1, 1998. To encourage directors to own FINOVA's shares, they may elect to receive their retainer in cash, restricted stock or stock options. The director generally cannot sell or transfer the restricted stock and the options do not vest (become exercisable) until the day before the next annual meeting of shareowners. If the director stops being a Board member before that date, the director forfeits the shares or options, with certain exceptions. Directors also receive $1,500 for each Board, committee or other meeting attended. Board members receive $100 for each matter considered without a meeting. FINOVA reimburses directors for any expenses related to their Board service.

OPTION GRANTS:

     Non-employee directors receive options to purchase 4,000 shares when they become directors and another 3,000 each year of their term. The exercise price of the options is the fair market value of FINOVA's shares on the grant date.

DEFERRED COMPENSATION PLANS:

     Non-employee directors may defer all or part of their retainer and fees under the Directors' Deferred Compensation Plan. Deferred amounts earn interest at an industrial bond rate in effect each quarter. The director may generally determine when the funds are to be paid.

     Directors also may defer receipt of their cash compensation from FINOVA through its Bonus KEYSOP Program. Officers who are eligible to receive FINOVA restricted stock also may participate in that program. The KEYSOP program allows its participants to receive the taxable income anytime between 6 months and 20 years after deferring it, with certain exceptions, such as termination of employment.

     The compensation that is deferred under the KEYSOP program is deposited into a trust. The trust invests the compensation until the participant elects to receive it, adjusted for any income or loss on those investments. The KEYSOP accounts are invested in up to nine designated mutual funds. Dividends in the KEYSOP are reinvested in the funds selected by the participant.

     To exercise a KEYSOP option, the participant must pay 25% of the option's fair market value on the option grant date or the exercise date, whichever is greater. FINOVA grants KEYSOP options for 25% more than the deferred compensation to cover the initial exercise price, so that the participants are not unduly disadvantaged by participating in that program. This mark-up in KEYSOP option grants results in no greater compensation to the participant than would have occurred had he or she not elected to participate in the program. However, participants could receive less compensation if the accounts lose value, since the exercise price is always no less than 25% of the fair market value on the grant date. When the KEYSOP options are exercised, the participant receives the securities relating to his or her account.

RETIREMENT PLAN:

     Non-employee directors participate in the Directors' Retirement Benefit Plan. If a director is at least 62 on his or her retirement date and has at least five years of service on the Board, FINOVA will pay the director a pension equal to the retainer in effect on the retirement date. That pension will continue during the life of the director for up to the number of years the director served on the Board.

CHARITABLE AWARDS PROGRAMS:

     As part of FINOVA's overall support for charities, and to help attract directors with outstanding experience and ability, the Board implemented the Directors' Charitable Awards Program. It enables each director to contribute $100,000 per year for ten years to a charity or foundation selected by the director upon his or her death. To fund the program, FINOVA purchases, at minimal cost, life insurance on each eligible director, payable to FINOVA as beneficiary.

                  EXECUTIVE COMPENSATION AND OTHER INFORMATION

     Summary of Compensation: The following table summarizes the compensation FINOVA paid the Chairman, President and Chief Executive Officer and each of the four other most highly compensated executive officers as of the end of 1998, based on salary and Management Incentive Plan bonus.

                           SUMMARY COMPENSATION TABLE

                                                                               LONG-TERM COMPENSATION
                                                                       --------------------------------------
                                                                                AWARDS              PAYOUTS
                                     ANNUAL COMPENSATION               -------------------------   ----------
                          ------------------------------------------   PERFORMANCE    SECURITIES
                                                             OTHER        BASED       UNDERLYING                   ALL
                                                            ANNUAL      RESTRICTED     OPTIONS/                   OTHER
NAME AND                                                    COMPEN-       STOCK          SARS         LTIP       COMPEN-
PRINCIPAL POSITION        YEAR   SALARY(1)   BONUS(1)(2)   SATION(3)   AWARDS(4)(5)   (#)(6)(7)    PAYOUTS(1)   SATION(8)
------------------        ----   ---------   -----------   ---------   ------------   ----------   ----------   ---------
Samuel L. Eichenfield...  1998   $609,000     $589,512     $157,854     $1,586,936     250,000     $1,559,390    $9,600
Chairman, President and   1997    582,333      576,510      165,155      1,114,954                 8,276,965      9,500
Chief Executive Officer   1996    553,500      547,965      178,193        906,044                 4,355,750      9,000
William J. Hallinan.....  1998    294,333      207,211                     281,044         100       527,345      9,600
Senior Vice President-    1997    281,667      202,800                     203,821      20,000       669,168      9,500
General Counsel &         1996    269,500      194,040       53,099        177,455       5,000       445,198      9,000
Secretary
Jack Fields III.........  1998    266,667      224,400                     380,998         500       307,704      9,600
Executive Vice President  1997    205,333      182,532                     185,080      25,000       320,536      9,500
FINOVA Capital Corp.      1996    184,833      141,213                     141,624       1,000       223,795      9,000
Matthew M Breyne........  1998    266,667      211,200                     266,148         500       297,560      9,600
Executive Vice President  1997    199,604      155,691       56,842        145,389      21,000       314,027      3,800
                          1996    179,333      101,289                     138,207       1,000       186,895      7,850
John J. Bonano..........  1998    266,667      204,000       55,068        415,965                   230,778      9,600
Executive Vice President  1997    203,958      101,979                     140,935      20,000       222,595      8,143
FINOVA Capital Corp.      1996    184,833      132,707                     134,891                   214,350      9,000

-------------------------
(1) Includes deferred compensation, if any.

(2) Bonus payments depend on both FINOVA's and individual performance. No bonus is paid under the Management Incentive Plan unless FINOVA achieves set performance levels.

(3) Includes personal benefits FINOVA paid, including tax gross-up payments in 1998 of $102,926 on behalf of Mr. Eichenfield and $29,728 on behalf of Mr. Bonano.

(4) The number of shares to vest depends on FINOVA's share price and dividend performance during each of the five years after the grant date, compared to either the S&P 500 or S&P Financial indices. Performance-based restricted stock ("PBRS") awards are valued in the table at the fair market value of FINOVA's unrestricted shares at the grant date (for initial grants) and vesting date (for shares vesting above target). Those values have not been reduced for any performance requirements or transfer restrictions.

    The PBRS granted by FINOVA vest over five years. If FINOVA's performance equals the lesser of the S&P 500 or S&P Financial indices, the target amount vests for that year. If FINOVA does not at least match one of those, then the person forfeits to FINOVA that year's award of 20% of the shares. Performance in excess of the lower index results in vestings of up to 1.7 times that year's target award.

    The named officers received the following awards of PBRS:

                                                            1998      1997      1996
                                                           ------    ------    ------
Mr. Eichenfield..........................................  12,000    14,400    24,000
Mr. Hallinan.............................................   2,500     2,880     4,800
Mr. Fields...............................................   5,000     2,900     4,000
Mr. Breyne...............................................   3,000     2,880     4,800
Mr. Bonano...............................................   6,000     2,880     4,800

     Of the 1998 PBRS awards noted above, those grants included 2,000 "premium" PBRS shares granted to Mr. Eichenfield, 500 shares to Mr. Breyne and 1,000 shares to Mr. Bonano as part of FINOVA's Stock Retention Incentive Program. That program encourages executives to increase their share ownership by not selling shares to pay the taxes due when PBRS shares vest. If the participant does not sell any shares to pay the taxes, FINOVA will increase the next year's grant to the person by 20% over the amount it would otherwise have given. FINOVA will also pay the taxes due on the vesting of those premium shares. FINOVA suspended that program in 1998, so future awards are not anticipated, although existing awards will continue to vest if performance targets are achieved.

     The directors have discretion to amend the terms of the PBRS grants to conform to changes in the tax laws or otherwise. Holders of PBRS receive dividends on and may vote the target shares before they vest.

(5) The total number of target restricted shares held by each officer named above, all of which are PBRS, and their value based on FINOVA's share price at December 31, 1998, were: Mr. Eichenfield -- 79,600 ($4,293,425); Mr.
    Hallinan -- 13,020 ($702,266); Mr. Fields -- 14,500 ($782,094); Mr.
    Breyne -- 13,120 ($707,660); and Mr. Bonano -- 16,120 ($869,473).

(6) For the 1998 grants, the exercise price of Mr. Eichenfield's options for the portions vesting in later years are higher than the grant price of the initial vesting, as described in the next section below.

(7) Options have been adjusted for the 2-for-1 stock split in October 1997.

(8) Matching payments made by FINOVA under the Employee Stock Ownership Plan or Savings Plan.

STOCK OPTIONS AND STOCK APPRECIATION RIGHTS:

     The following table lists FINOVA's grants during 1998 of stock options and tandem stock appreciation rights ("SARs") to the officers named in the Summary Compensation Table. The amounts shown as potential realizable values rely on arbitrarily assumed increases in value required by the SEC. In assessing those amounts, please note that the ultimate value of the options, as well as your shares, depends on actual future share prices. Market conditions and the efforts of the directors, the officers and others to foster the future success of FINOVA can influence those future share values.

     The potential realizable values for all shareowners represent the corresponding increases in the value of outstanding shares, assuming 56 million shares were outstanding. Annual appreciation at 5% from the grant date would increase the market value of all outstanding shares by more than $1.75 billion, and 10% annual appreciation would increase it by more than $4.4 billion over the 10-year option term.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                           INDIVIDUAL GRANTS
                       ----------------------------------------------------------
                                         PERCENT OF
                         NUMBER OF         TOTAL                                        POTENTIAL REALIZABLE VALUE AT
                        SECURITIES      OPTIONS/SARS                                    ASSUMED ANNUAL RATES OF SHARE
                        UNDERLYING       GRANTED TO     EXERCISE OR                  PRICE APPRECIATION FOR OPTION TERM
                       OPTIONS/SARS      EMPLOYEES       BASE PRICE    EXPIRATION   -------------------------------------
NAME                   GRANTED(1)(2)   IN FISCAL YEAR   ($/SHARE)(2)      DATE               5%                 10%
----                   -------------   --------------   ------------   ----------   --------------------   --------------
FEBRUARY GRANT:
All Shareowners'
  Share                                                                             If Shares at $80.63:   If at $128.39:
  Appreciation.......                                                                     $1,743,280,000   $4,417,840,000
Mr. Breyne...........        500            .0437           49.50       2/11/08                   15,560           39,428
Mr. Fields...........        500            .0437           49.50       2/11/08                   15,560           39,428
AUGUST GRANT:
All Shareowners'
  Share                                                                             If Shares at $88.73:   If at $141.28:
  Appreciation.......                                                                     $1,918,560,060   $4,861,360,000
Mr. Hallinan.........        100            .0087         54.4688       8/12/08                    3,426            8,681
Mr. Eichenfield......     31,250           2.7339         54.4688       8/12/08                1,070,470        2,712,785
                          62,500           5.4679         61.2774       8/12/08                1,715,406        5,000,032
                          62,500           5.4679         68.9371       8/12/08                1,236,672        4,521,301
                          62,500           5.4679         77.5542       8/12/08                  698,103        3,982,732
                          31,250           2.7339         83.2092       8/12/08                  172,333        1,814,647

-------------------------
(1) Mr. Eichenfield's options: The first portion of Mr. Eichenfield's options vested on the grant date. The next three portions vest evenly over the next three years. The final portion vests on February 28, 2002. If he has not yet retired and if FINOVA's stock price reaches $83.2092 before March 13, 2002 (his normal retirement date), Mr. Eichenfield will be able to exercise the options until the expiration date, even if he later retires.

    The remaining options vest 34% after 1 year and 33% after each of years 2 and 3. All options have limited stock appreciation rights exercisable within 60 days after a change in control, subject to earlier expiration upon termination of employment. The limited SARs entitle the person to receive, if desired, the difference between the then-current market value and the exercise price. In total, the option holders can exercise options or SARs equal to the number of options granted.

(2) The listed options are all non-qualified options. The holder can pay the exercise price and tax withholding obligations with already owned shares or with shares vesting at that time.

1998 OPTION AND SAR HOLDINGS:

     The following table lists the number of shares acquired and the value realized as a result of option exercises during 1998 for the listed officers. It also includes the number and value of their exercisable and non-exercisable options and SARs as of December 31, 1998. The table contains values for "in the money" options, meaning a positive spread between the year-end share price of $53.9375 and the exercise price. These values have not been, and may never be, realized. The options might never be exercised, and the value, if any, will depend on the share price on the exercise date.

            AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND
                       FISCAL YEAR-END OPTION/SAR VALUES

                                                              NUMBER OF SECURITIES
                                                             UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                                 OPTION/ SARS AT         IN-THE-MONEY OPTIONS/ SARS
                                  SHARES                         FISCAL YEAR-END             AT FISCAL YEAR-END
                               ACQUIRED ON      VALUE      ---------------------------   ---------------------------
NAME                           EXERCISE (#)    REALIZED    EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                           ------------   ----------   -----------   -------------   -----------   -------------
Mr. Eichenfield..............     82,100      $3,556,478     497,714        218,750      $18,748,408     $      0
Mr. Hallinan.................                                 70,696          2,014       2,855,667        39,377
Mr. Fields...................      4,900         248,388      50,298         25,490       1,829,337       253,031
Mr. Breyne...................      4,800         249,054      35,748         24,066       1,254,986       259,112
Mr. Bonano...................      1,000          42,719      27,600         20,800         863,629       215,739

LONG-TERM INCENTIVE COMPENSATION:

     FINOVA's Performance Share Incentive Plans ("PSIPs") compensate executives for helping FINOVA achieve sustained performance goals and encourage their continued efforts on FINOVA's behalf. FINOVA's 1999-2001 PSIP measures increases in net income from continuing operations, earnings per share and return on average equity. FINOVA Capital's 1999-2001 PSIP measures return on average equity, economic profit and net income from continuing operations. Achievement is based on three year average performance. Because payouts are tied, in part, to share price, the PSIPs also encourage participants to seek share price appreciation.

                      LONG-TERM INCENTIVE PLANS -- AWARDS
                              IN LAST FISCAL YEAR

                                                                ESTIMATED FUTURE PAYOUTS UNDER
                                                PERFORMANCE      NON-STOCK PRICE-BASED PLANS
                                                PERIOD UNTIL    ------------------------------
                                   NUMBER OF     MATURATION     THRESHOLD    TARGET    MAXIMUM
              NAME                 UNITS(1)      OR PAYOUT         (#)       (#)(2)    (#)(2)
              ----                 ---------    ------------    ---------    ------    -------
Mr. Eichenfield..................    7,177          2001            0        7,177     14,354
Mr. Hallinan.....................    2,312          2001            0        2,312      4,624
Mr. Fields.......................    2,289          2001            0        2,289      4,578
Mr. Breyne.......................    2,289          2001            0        2,289      4,578
Mr. Bonano.......................    2,289          2001            0        2,289      4,578

-------------------------
(1) Recipients forfeit the awards unless performance reaches a minimum level, generally 95% of the target. They may receive up to 200% of the target for maximum performance, generally 110% of the target. Intermediate performance is prorated. FINOVA based the target shares awarded on the average share price for the preceding December of $52.42. The award, if any, is paid in cash at the average of the average share price for each day of the last month of the performance period, multiplied by the number of share units awarded.

(2) The Human Resources Committee of FINOVA's Board has discretion to adjust the target and maximum awards based on performance factors and circumstances it selects. The targets can be adjusted up or down within set limits for each participant. Because adjustments are within the committee's discretion, the table disregards that possibility.

RETIREMENT PLANS:

     The following table shows the estimated annual retirement benefit payable to participants, including the officers named in this proxy statement, for the average annual earnings and years of service indicated. It assumes retirement at age 65. FINOVA pays the retirement benefits under FINOVA's Pension Plan and the Supplemental Executive Retirement Plan -- participants do not pay for those benefits. Only certain senior employees participate in the supplemental plan. The table includes the supplemental benefit formula.

                               PENSION PLAN TABLE

                    ESTIMATED ANNUAL RETIREMENT BENEFITS FOR YEARS OF SERVICE(2)(3)(4)
  AVERAGE ANNUAL    -------------------------------------------------------------------
  COMPENSATION(1)       15            20            25            30           35(5)
  ---------------   -----------   -----------   -----------   -----------   -----------
  15$0,000.....      $ 39,380      $ 52,500      $ 65,630      $ 78,750      $ 91,880
  175,000.....         45,940        61,250        76,560        91,880       107,190
  200,000.....         52,500        70,000        87,500       105,000       122,500
  225,000.....         59,060        78,750        98,440       118,130       137,810
  250,000.....         65,630        87,500       109,380       131,250       153,130
  300,000.....         78,750       105,000       131,250       157,500       183,750
  400,000.....        105,000       140,000       175,000       210,000       245,000
  450,000.....        118,130       157,500       196,880       236,250       275,630
  500,000.....        131,250       175,000       218,750       262,500       306,250
  750,000.....        196,880       262,500       328,130       393,750       459,380
  1,000,000...        262,500       350,000       437,500       525,000       612,500
  1,250,000...        328,130       437,500       546,880       656,250       765,630
  1,500,000...        393,750       525,000       656,250       787,500       918,750

-------------------------
(1) Consists of the employee's average salary and bonus during the 60 months before retirement. Salary and bonus for 1996-98 for the officers named in the Summary Compensation Table is listed in that table. At year-end, the current average compensation for plan purposes was $1,045,523 for Mr. Eichenfield, $429,046 for Mr. Hallinan; $328,994 for Mr. Fields; $320,895 for Mr. Breyne; and $304,749 for Mr. Bonano.

(2) Years of credited service: Mr. Eichenfield (30), Mr. Hallinan (26), Mr. Fields (16), Mr. Breyne (12) and Mr. Bonano (9). To permit Mr. Eichenfield to retire at age 65 with the maximum years of service, he received five additional years of credited service in 1992 and receives three years of service each year thereafter.

(3) Benefits are computed on a single-life annuity basis. The benefits under the plan reflect a reduction to recognize some of the Social Security benefits expected to be received by the employee. The plans also provide for the payment of benefits to an employee's surviving spouse. The table excludes adjustments for joint and survivorship provisions, which would reduce the amounts shown. Benefits generally vest after five years of service. The plans provide for reduced early retirement benefits. Prior plan formulas provide for different benefits. Employees accruing benefits under the prior or the prior and current formulas, and participants accruing benefits under only the Pension Plan, may receive benefits different from those listed in the table above.

(4) Federal law limits the annual benefits that can be paid from a tax-qualified retirement plan. As permitted by that law, the supplemental plan pays benefits above the permitted limits. Some of those excess benefits are held in a trust, the assets of which are available to FINOVA's creditors.

(5) The Pension Plan and the normal supplemental plan benefit formula limit the years of service for plan purposes to a maximum of 35 years.

                             EMPLOYMENT AGREEMENTS

MR. EICHENFIELD:             Mr. Eichenfield has been engaged as the Chairman,
                             President and Chief Executive Officer of FINOVA and of FINOVA Capital. His employment agreement employs him to serve for a three year term and thereafter from year to year, unless earlier terminated. The initial term expired on March 15, 1999, so it has been extended until March 15, 2000. The Board can terminate him for cause, as defined in the agreement, at any time. He serves as a member of the Board, per his agreement, subject to reelection by the shareowners as appropriate.

                             Mr. Eichenfield's base salary currently is $627,000, subject to adjustment by the Board or the Human Resources Committee. He participates in FINOVA's incentive, retirement, health, and other fringe benefit programs, as long as those benefits are at least as favorable as specified minimums. His participation in awards under the 1992 Stock Incentive Plan is at the sole discretion of the Human Resources Committee.

                             If Mr. Eichenfield is terminated, actually or constructively, in violation of his agreement, he would be entitled to receive his base, incentive, stock-based and change in control compensation and specified benefits during the remainder of the agreement, but not less than an amount equal to one year of service plus the sum of the highest bonus, stock, Performance Share Incentive Plan and other performance related payments during the two years before that termination. He would be entitled to additional payments discussed below if a change-in-control occurs. All stock option vestings and pension plan accruals will continue during those periods.

MR. HALLINAN:                Mr. Hallinan has been engaged as Senior Vice
                             President -- General Counsel and Secretary. His base annual salary currently is $303,000. He participates in FINOVA's incentive, retirement, health and other fringe benefit programs, as long as the benefits are at least as favorable as on the date of the agreement.

                             Mr. Hallinan is subject to termination at any time. However, he also is entitled to severance benefits if Mr. Eichenfield ceases to be the Chairman and Chief Executive Officer of FINOVA and, as a result, Mr. Hallinan is terminated, constructively or actually, from his current duties. In that event, he will be paid a lump sum of three times his highest annual salary plus the largest aggregate annual incentive payments, pension and other benefits that he has received during the measurement period.

EXECUTIVE SEVERANCE PLANS:   All officers named in this proxy statement
                             participate in one of FINOVA's Executive Severance
                             Plans (Tier I or Tier II). Those plans entitle participants to immediate vesting of restricted stock and performance-based restricted stock, and vesting and exercisability of options if FINOVA incurs a change in control. The Tier I plan includes Messrs. Eichenfield and Hallinan. It entitles them to receive a lump sum payment of three times their highest salary, bonus and Performance Share Incentive Plan payments if they are discharged without cause. If specified events occur, they would receive two times their salary, bonus and PSIP payments if they voluntarily leave during a period following a change in control. The plans provide a tax gross up feature to cover certain taxes the officer may have to pay resulting from the plan. Benefits paid are reduced by other severance benefits paid by FINOVA. The officer is also credited with enough years of service to assure vesting under the retirement plans or the number of years of salary paid under the severance plan, whichever is less. Messrs. Fields, Breyne and Bonano along with others, participate in the Tier
                             II plan, which has the same terms as the Tier I plan, except as noted below. Tier II participants would be paid a lump sum of two times their highest annual salary, bonus and PSIP payments, and they cannot require payment if they voluntarily leave following a change in control.

                             FINOVA placed funds in a trust to pay benefits to certain officers under the Executive Severance and other plans.

VALUE SHARING PLANS:         To recognize the significant contributions made to
                             FINOVA and its shareowners by executive officers and key employees, and to reward them in the event of a change in control, the Human Resources
                             Committee adopted two change in control Value
                             Sharing Plans. One plan is for the Chief Executive
                             Officer and one for the other executive officers and key employees. Both plans provide benefits only if a change in control occurs and if shareowner value is created. Participants other than the CEO will share in a pool equal to 2.5% of the change in control shareowner value created. That value generally is the difference between the acquisition value at the time of the change in control and the market capitalization using a base price of $20/share, which was in excess of the closing price of $19.38 on the day the plans were adopted.

                             The CEO will be paid 0.75% of the change in control shareowner value created if the change is for $27.50/share or less, 1.5% if it is for $42.50/share or more, and is prorated for change in control prices between those share prices. Initial payments credited to Mr. Eichenfield under his employment agreement Value Sharing Plan discussed in the 1998 Proxy Statement will be deducted from any to be made under this change-in-control CEO Value Sharing Plan, so that he would not be paid twice for the same increases in shareowner value. Payments made under both Value Sharing Plans will be grossed up for certain taxes incurred by participants who participate in FINOVA's Executive Severance Plans. Per share values have been and will be adjusted for certain events such as stock dividends or splits, mergers, reorganizations or recapitalizations.

                       COMPENSATION COMMITTEE INTERLOCKS
                           AND INSIDER PARTICIPATION

VENTANA CORPORATION:         Mr. Smith serves as a director of Ventana
                             Corporation, which markets interactive computer systems software and services.

                             FINOVA Capital owns 200,000 shares of Ventana's common stock, purchased before Mr. Smith became a member of FINOVA's board. Those shares constitute about 16% of its common stock. In addition, FINOVA Capital has granted Ventana a $1,000,000 line of credit, none of which was outstanding on the record date. The line of credit to Ventana was also granted before Mr. Smith became a member of FINOVA's board. It was made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons. The line of credit does not appear to involve more than the normal risk of collectibility or present other unfavorable features.

O'CONNOR CAVANAGH:           The law firm of O'Connor, Cavanagh, Anderson,
                             Killingsworth & Beshears has provided certain legal services to FINOVA on a continuing basis. Ms.
                             Tancer is of counsel to, but is not an equity owner of, that firm. The arrangements with that firm are believed to be competitive with those of other law firms serving us.

PUTNAM INVESTMENTS:          Putnam Investments, Inc. is one of FINOVA's largest
shareowners. Its ownership interest is reported under "Security Ownership of
                             Management and Certain Beneficial
                             Owners -- FINOVA." Putnam is owned by Marsh &
                             McClennan, which acquired J & H Marsh & McClennan,
                             Inc. in 1997. J & H Marsh & McClennan is FINOVA's primary insurance broker. FINOVA paid it approximately $3.5 million during 1998 and $3.7 million during 1997, most of which was used to purchase the underlying insurance. FINOVA believes those transactions were at rates competitive with others available from other brokers.

DIAL/VIAD:                   To facilitate the spin-off of FINOVA from The Dial
                             Corp, FINOVA entered into certain contracts with Dial. Those contracts, most of which are for a limited duration, provide among other things for the orderly separation from Dial and the provision by Dial of certain interim services, including tax, communications and pension-related services. Those services cost FINOVA approximately $1.2 million in 1997. FINOVA also subleases its executive offices from an entity in which Dial (now known as Viad
                             Corp.) has an interest, at an approximate annual rent for the remainder of the term until 2001 of $1.9 million, including certain expenses. Those agreements also include one for the allocation of tax liabilities. In 1996, Dial underwent another spin-off and changed its name to Viad Corp. Viad retained the obligations under the arrangements noted above. One of FINOVA's directors, Mr. Teets, was a director of Viad until 1997.

MANAGEMENT INDEBTEDNESS:     To assist officers and key employees in increasing
                             their share ownership, FINOVA implemented an Executive Officer Loan Program. Under that program,
                             FINOVA will loan or will guarantee a loan from an approved bank to the officer for amounts needed to exercise stock options and to pay taxes due on those options or other awards under FINOVA's 1992
                             Stock Incentive Plan. The loans carry a variable rate of interest at the prime rate less 3/4 of 1%. Interest is due monthly, and the principal is due in one year, unless extended or accelerated at FINOVA's discretion. Smaller loans are secured with FINOVA shares worth at least 25% of the value of the loan. Loans above the officer's salary and prior year's bonus must be secured 100% with FINOVA shares. The following executive officers have borrowed under this program during the past three years, with their 1998 maximum borrowings listed: Robert M. Korte: $523,248; Jack
                             Fields: $88,194; and Matthew M. Breyne: $74,426.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Delaware General Corporation Law (the "DGCL"), the state of incorporation of the Registrant, and the Certificate of Incorporation and Bylaws of the Registrant provides for indemnification of directors and officers.
Section 145 of the DGCL provides generally that a person sued as a director, officer, employee or agent of a corporation may be indemnified by the corporation for reasonable expenses, including attorneys' fees, if, in cases other than actions brought by or in the right of the corporation, he or she has acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation (and in the case of a criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful). Section 145 provides that no indemnification for any claim or matter may be made, in the case of an action brought by or in the right of the corporation, if the person has been adjudged to be liable, unless the Court of Chancery or other court determines that indemnity is fair and reasonable despite the adjudication of liability. Indemnification is mandatory in the case of a director, officer, employee or agent who has been successful on the merits, or otherwise, in defense of a suit against him or her.

     Directors and officers of the Registrant are covered under policies of directors' and officers' liability insurance with coverage aggregating $100,000,000. The directors serving the Registrant are parties to Indemnification Agreements with the Registrant (the "Indemnification Agreements"). The Indemnification Agreements provide substantially the same scope of coverage afforded by provisions in the Certificate of Incorporation and Bylaws and are designed to provide greater assurance to the directors that indemnification will be available because as contracts, the Indemnification Agreements may not be unilaterally modified by the Registrant's Board of Directors or stockholders. The Indemnification Agreements generally are intended to provide indemnification for any amounts a director is legally obligated to pay because of claims arising out of the director's service to the Registrant or any subsidiary of the Registrant.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

     The following is a list of exhibits filed as part of this Registration Statement.

EXHIBIT
NUMBER
-------
  2.1     Agreement and Plan of Merger dated as of January 6, 1999, by and among The FINOVA Group Inc., FINOVA Newco Inc. and
          Sirrom Capital Corporation (included as Appendix A to the
          Proxy Statement/Prospectus).(1)
  3.1     Articles of Incorporation of Registrant (incorporated by
          reference from FINOVA's report on Form 10-K for the year
          ended December 31, 1994 (the "1994 10-K"), Exhibit 3.A).
  3.2     Bylaws of Registrant (incorporated by reference from
          FINOVA's 1995 10-K, Exhibit 3.B).
  5.1     Opinion of Morgan, Lewis & Bockius LLP, regarding the
          validity of the shares of FINOVA common stock being
          registered.(1)
  8.1     Opinion of Morgan, Lewis & Bockius LLP regarding certain
          federal income tax matters.(1)
  8.2     Opinion of Bass, Berry & Sims Plc regarding certain federal income tax matters.(1)
 21.1     Subsidiaries of the Registrant.(1)

EXHIBIT
NUMBER
-------
 23.1     Consent of Deloitte & Touche LLP.(1)
 23.2     Consent of Arthur Andersen LLP.(1)
 23.3     Consent of Morgan, Lewis & Bockius LLP (included in the
          opinion filed as Exhibit 5.1 to this Registration
          Statement).(1)
 23.4     Consent of Goldman, Sachs & Co.(1)
 23.5     Consent of The Robinson-Humphrey Company.(1)
 24.1     Powers of Attorney (included on signature page to this
          Registration Statement).(1)
 99.1     Form of Proxy of Sirrom.(1)

-------------------------
(1) Filed herewith.

ITEM 22.  UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes:

          (1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of
     Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of
     1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (5) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (6) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona on March 1, 1999.

                                          THE FINOVA GROUP INC.

                                          By: /s/ SAMUEL L. EICHENFIELD
                                          --------------------------------------
                                                    Samuel L. Eichenfield
                                                    Chairman of the Board,
                                          President and
                                                    Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

     EACH PERSON IN SO SIGNING ALSO MAKES, CONSTITUTES AND APPOINTS SAMUEL L. EICHENFIELD, WILLIAM J. HALLINAN, BRUNO A. MARSZOWSKI AND RICHARD LIEBERMAN, AND EACH OF THEM ACTING ALONE, AS HIS TRUE AND LAWFUL ATTORNEYS-IN-FACT, IN HIS NAME, PLACE AND STEAD, TO EXECUTE AND CAUSE TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ANY OR ALL AMENDMENTS TO THIS REPORT, AND GENERALLY TO DO ALL SUCH THINGS IN OUR NAME AND BEHALF IN OUR CAPACITIES AS OFFICERS AND DIRECTORS TO ENABLE THE FINOVA GROUP INC. TO COMPLY WITH THE PROVISIONS OF THE SECURITIES ACT OF 1933, AND ALL REQUIREMENTS OF THE SECURITIES AND EXCHANGE COMMISSION, HEREBY RATIFYING AND CONFIRMING OUR SIGNATURES AS THEY MAY BE SIGNED BY OUR ATTORNEYS OR ANY OF THEM, TO SAID REGISTRATION STATEMENT AND ANY AND ALL AMENDMENTS THERETO.

                     SIGNATURE                                   TITLE                      DATE
                     ---------                                   -----                      ----

             /s/ SAMUEL L. EICHENFIELD               Director, Chairman, President       March 1, 1999
---------------------------------------------------  and Chief Executive Officer
               Samuel L. Eichenfield                 (Principal Executive Officer)

              /s/ BRUNO A. MARSZOWSKI                Senior Vice President --            March 1, 1999
---------------------------------------------------  Controller and Chief Financial
                Bruno A. Marszowski                  Officer (Principal Financial
                                                     and Accounting Officer)

             /s/ ROBERT H. CLARK, JR.                Director                            March 1, 1999
---------------------------------------------------
               Robert H. Clark, Jr.

              /s/ CONSTANCE R. CURRAN                Director                            March 1, 1999
---------------------------------------------------
                Constance R. Curran

                     SIGNATURE                                   TITLE                      DATE
                     ---------                                   -----                      ----

               /s/ G. ROBERT DURHAM                  Director                            March 1, 1999
---------------------------------------------------
                 G. Robert Durham

               /s/ JAMES L. JOHNSON                  Director                            March 1, 1999
---------------------------------------------------
                 James L. Johnson

               /s/ KENNETH R. SMITH                  Director                            March 1, 1999
---------------------------------------------------
                 Kenneth R. Smith

              /s/ SHOSHANA B. TANCER                 Director                            March 1, 1999
---------------------------------------------------
                Shoshana B. Tancer

                 /s/ JOHN W. TEETS                   Director                            March 1, 1999
---------------------------------------------------
                   John W. Teets

                                 EXHIBIT INDEX

EXHIBIT
NO.                               DESCRIPTION
-------                           -----------
 5.1      Opinion of Morgan, Lewis & Bockius LLP
 8.1      Opinion of Morgan, Lewis & Bockius LLP
 8.2      Opinion of Bass, Berry & Sims PLC
21.1      Subsidiaries of FINOVA
23.1      Consent of Deloitte & Touche LLP
23.2      Consent of Arthur Andersen LLP
23.4      Consent of Goldman, Sachs & Co.
23.5      Consent of The Robinson-Humphrey Company
99.1      Form of Proxy of Sirrom